Exhibit 99.1

NOTICE OF MEETINGS OF HOLDERS OF

8.5% SENIOR UNSECURED NOTES DUE 2020 AND

6.75% CONVERTIBLE DEBENTURES DUE 2021

AND

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

OF BELLATRIX EXPLORATION LTD.

To be held on May 23, 2019

MANAGEMENT INFORMATION CIRCULAR

with respect to, among other things, a proposed

PLAN OF ARRANGEMENT

and

RECAPITALIZATION TRANSACTION

Dated April 18, 2019

These materials are important and require your immediate attention. They require shareholders and certain affected debtholders of Bellatrix Exploration Ltd. to make important decisions. If you are in doubt as to how to make such decisions please contact your financial, legal, tax or other professional advisors. If you have any questions or require additional information with regard to the voting of your debt or your shares, please contact Kingsdale Advisors by: (i) telephone, toll-free in North America at 1-866-229-8874 or at 416-867-2272 outside of North America; or (ii) e-mail to contactus@kingsdaleadvisors.com.

April 18, 2019

To the holders of:	the Senior Unsecured Notes (as defined in the accompanying management information circular)

And to the holders of:	the Convertible Debentures (as defined in the accompanying management information circular)

And to the holders of:	common shares (“Common Shares”) of Bellatrix Exploration Ltd. (“Bellatrix”, the “Corporation” or “we”)

In connection with our key strategic priority of maintaining financial strength and liquidity, the Corporation has, for a significant period of time, been reviewing and evaluating potential options and alternatives to improve our capital structure, improve liquidity and maximize value for all stakeholders. Bellatrix has also been engaged in extended discussions with parties across our capital structure in connection with advancing potential transaction alternatives.

As described further in the accompanying management information circular (the “Information Circular”), the Corporation, overseen by a special committee (the “Special Committee”) of the Corporation’s board of directors (the “Board”), and with the assistance of its legal and financial advisors, engaged in extended and detailed discussions and due diligence efforts with holders of a significant amount of Senior Unsecured Notes and Convertible Debentures subject to confidentiality agreements with the Corporation with the aim of achieving a consensual transaction that would, among other things, reduce the Corporation’s debt levels and cash interest payments, address certain upcoming debt maturities and improve and strengthen the Corporation’s overall financial position. The Corporation also engaged in discussions with the lenders under its senior bank facility (the “First Lien Lenders”) and the holders of the Corporation’s existing 8.5% second lien notes due 2023 (the “Existing Second Lien Notes”) in connection with advancing such consensual transaction efforts.

Following Bellatrix’s strategic review efforts and detailed consultation and negotiations undertaken with key stakeholders in connection with a consensual recapitalization transaction, the Board determined that the proposed series of transactions (collectively, the “Recapitalization Transaction”), which will, among other things, reduce the Corporation’s debt obligations by approximately $110 million, reduce annual cash interest payments by over $12 million annually until December 31, 2021, and address certain of the Corporation’s debt maturities such that the Corporation will have no debt maturities in respect of non-revolving debt prior to 2023, as set out in greater detail in the Information Circular, is the best available transaction for the Corporation in the circumstances and is in the best interest of the Corporation and its stakeholders in order to improve and strengthen the Corporation’s financial position and maximize value for all stakeholders.

The Corporation is working to complete the Recapitalization Transaction by the end of May 2019. The Board unanimously recommends that the Senior Unsecured Noteholders, Convertible Debentureholders and Shareholders (as each such term is defined below) support and vote in favour of the Recapitalization Transaction.

The Recapitalization Transaction is to be implemented by way of an arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”), as more particularly set forth in the plan of arrangement attached as Appendix H to the Information Circular (the “Plan”) and as further described in the Information Circular. The Recapitalization Transaction includes, among other things, the following key elements:

•

The Corporation’s approximately US$145.8 million of Senior Unsecured Notes, plus US$2 million of accrued and unpaid interest (the “Exchanged Interest Amount”), will be exchanged for (in the aggregate and subject to certain early consent conditions described below) US$50 million of new second lien notes due September 11, 2023 on the terms described in the Information Circular (“New Second Lien Notes”), US$50 million of new third lien notes due December 15, 2023 on the terms described in the Information Circular (the “New Third Lien Notes”) and approximately 51% of the Common Shares issued and outstanding immediately following the implementation of the Recapitalization Transaction.

•

All accrued and unpaid interest in respect of the Senior Unsecured Notes outstanding on the implementation date of the Recapitalization Transaction (the “Effective Date”) less the Exchanged Interest Amount will be paid to Senior Unsecured Noteholders in cash (the “Cash Interest Payment”), provided that the Corporation and the Initial Consenting Noteholders (as defined in the Information Circular) will have the right to agree, prior to closing of the Recapitalization Transaction, that, in lieu of paying the Cash Interest Payment in cash on the Effective Date, the Corporation will issue to the Senior Unsecured Noteholders additional New Third Lien Notes in an aggregate principal amount equal to the amount of the Cash Interest Payment.

•

The Corporation’s $50 million of Convertible Debentures, plus all accrued and unpaid interest, will be exchanged for (in the aggregate, including the early consent consideration Common Shares described below) approximately 32.5% of the Common Shares issued and outstanding immediately following the implementation of the Recapitalization Transaction.

•

As described further in the Information Circular, in order for holders of Senior Unsecured Notes (“Senior Unsecured Noteholders”) to be entitled to receive a pro rata share of the New Second Lien Notes as partial consideration for the exchange of their Senior Unsecured Notes, and for holders of Convertible Debentures (“Convertible Debentureholders”) to be entitled to receive their pro rata share of the 5% of early consent consideration Common Shares as additional consideration for the exchange of their Convertible Debentures, such holders must vote in favour of the Plan by 5:00 p.m. (EDT) on the early consent date of May 15, 2019, as such date may be extended by Bellatrix, in consultation with the Initial Consenting Noteholders.

•

Holders of the existing Common Shares (the “Shareholders”) will retain their Common Shares, subject to a share consolidation on the basis of one Common Share for every 12 existing Common Shares (the “Share Consolidation”), and will collectively own approximately 16.5% of the Common Shares issued and outstanding immediately following the implementation of the Recapitalization Transaction.

•

The Corporation shall have the right, on or prior to the Effective Date, to repay the Convertible Debentures in full with cash from proceeds of one or more equity issuances for up to 32.5% of the aggregate Common Shares issued and outstanding immediately following implementation of the Recapitalization Transaction, and to the extent such equity issuances are for less than 32.5% of the aggregate Common Shares issued and outstanding immediately following implementation of the Recapitalization Transaction, any such difference shall reduce the dilution in respect of the Shareholders.

•	As a condition to the implementation of the Recapitalization Transaction, the Corporation will, among other things, require an extension of its senior bank facility for an additional one year term.

•	The Corporation will continue to satisfy its obligations to employees, suppliers, customers and governmental authorities in the ordinary course of business.

In addition, in connection with the Recapitalization Transaction, the Corporation will amend the exercise price of the unvested warrants (the “Second Lien Exchange Warrants”) to acquire 3,088,205 Common Shares held by holders of Existing Second Lien Notes (the “Existing Second Lien Noteholders”) to reflect an exercise price of $3.03 per Common Share (post-Share Consolidation) and such Existing Second Lien Noteholders will be granted additional warrants on the same terms as the Second Lien Exchange Warrants (including the amended exercise price), which, together with the currently held warrants, will be exercisable for 2,043,162 post-Share Consolidation Common Shares, equal to approximately 5% of the Common Shares to be outstanding immediately following the implementation of the Recapitalization Transaction (on a non-diluted basis) (the “Warrant Transactions”).

The Corporation will seek to continue into the federal jurisdiction of Canada under the CBCA (the “Continuance”) and reduce its stated capital in respect of the Common Shares (the “Stated Capital Reduction”) prior to the implementation of the Arrangement in connection with implementing the Arrangement and the Plan pursuant to the CBCA.

The Recapitalization Transaction is supported by holders of approximately 90% of the Senior Unsecured Notes and 50% of the Convertible Debentures. Such parties have entered into support agreements with the Corporation pursuant to which they have agreed, among other things and subject to the terms of such agreements, to vote in favour of the Arrangement. In addition, the Corporation has entered into waiver and consent agreements with the Existing Second Lien Noteholders and the First Lien Lenders, pursuant to which the Existing Second Lien Noteholders and the First Lien Lenders have, among other things and subject to the terms of those agreements, agreed to waive certain potential defaults under the terms and conditions of the Existing Second Lien Notes and the Corporation’s existing senior bank facility which may result from the Corporation’s commencement of proceedings under the CBCA.

Peters & Co. Limited (“Peters & Co.”), an independent financial advisor to the Special Committee and the Board, has provided opinions to the Special Committee and the Board that: (i) the Senior Unsecured Noteholders, the Convertible Debentureholders and the Shareholders would be in a better financial position, respectively, under the Recapitalization Transaction than if the Corporation were liquidated as, in each case, the estimated aggregate value of the consideration made available to Senior Unsecured Noteholders, Convertible Debentureholders and Shareholders, respectively, pursuant to the Recapitalization Transaction would exceed the estimated value the Senior Unsecured Noteholders, Convertible Debentureholders and Shareholders would receive in a liquidation, respectively; and (ii) the Recapitalization Transaction is fair, from a financial point of view, to the Corporation.

Following the Corporation’s review and consultation process, and after careful consideration and based on a number of factors, including the opinions of Peters & Co., legal advice from the Corporation’s counsel, financial advice from the Corporation’s financial advisor, the facts and circumstances facing the Corporation, the terms of the Recapitalization Transaction and the recommendation of the Special Committee, the Board unanimously determined that the Recapitalization Transaction is the best available transaction to the Corporation and is in the best interests of the Corporation and its stakeholders.

In the event the Recapitalization Transaction is not successful, the Corporation will need to evaluate all of its options and alternatives related to any future court proceedings or other alternatives to address key liquidity and debt leverage matters which exist today. In the event the Recapitalization Transaction is not successful, the value available to stakeholders may be significantly less and there is a risk that any proceeds available for distribution to stakeholders would be paid in priority to the First Lien Lenders, Existing Second Lien Noteholders, Senior Unsecured Noteholders and Convertible Debentureholders, with the remaining proceeds, if any, paid to the Shareholders. There is significant risk that there may be no recovery of any kind, or amount available for, those parties which are lower in the priority waterfall in such circumstances.

Senior Unsecured Noteholders will be asked to approve the Arrangement at the Senior Unsecured Noteholders’ meeting scheduled to be held at 9:30 a.m. (MDT) on May 23, 2019. Convertible Debentureholders will be asked to approve the Arrangement at the Convertible Debentureholders’ meeting scheduled to be held at 10:00 a.m. (MDT) on May 23, 2019. Shareholders will be asked to approve the Continuance, the Stated Capital Reduction, the Arrangement, the Warrant Transactions and certain other annual matters described in the Information Circular at the Shareholders’ annual and special meeting to be held at 10:30 a.m. (MDT) on May 23, 2019. These meetings will be held at the Gerwing Room at the Residence Inn by Marriott, 610 10 Ave. SW, Calgary, Alberta, T2R 1M3.

Management of Bellatrix and the Board urge you to give serious attention to the Recapitalization Transaction and to support it in person or by proxy at the applicable meeting(s) to be held on May 23, 2019. We hope that we will receive your support. We encourage you to vote on the matters set out in the Information Circular by following the voting instructions set out therein by the applicable deadline. We thank you for your continued support of Bellatrix.

[signature page to follow.]

DATED at Calgary, Alberta this 18th day of April, 2019.

BY ORDER OF THE BOARD OF DIRECTORS OF BELLATRIX EXPLORATION LTD.

(signed) “Charles R. Kraus”
Executive Vice President, General Counsel and Corporate Secretary

These materials are important and require your immediate attention. The transactions contemplated in the Recapitalization Transaction are complex. The accompanying Information Circular contains a description of the Recapitalization Transaction and a copy of the Plan, along with other information concerning Bellatrix to assist you in considering these matters. You are urged to review this information carefully. Should you have any questions or require assistance in understanding and evaluating how you will be affected by the proposed Recapitalization Transaction, please consult your legal, tax or other professional advisors.

If you have any questions or require additional information with regard to voting your debt or your shares, please contact our proxy solicitation and information agent, Kingsdale Advisors, by: (i) telephone, toll-free in North America at 1-866-229-8874 or at 416-867-2272 outside of North America; or (ii) e-mail to contactus@kingsdaleadvisors.com.

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IMPORTANT INFORMATION

General

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of the Corporation for use at the Meetings and any adjournments or postponements thereof. No person has been authorized to give any information or make any representation in connection with the Recapitalization Transaction or any other matters to be considered at the Meetings other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized and should not be relied upon in making a decision as to how to vote on the Recapitalization Transaction or the other matters set forth herein.

All summaries of, and references to, the Recapitalization Transaction in this Information Circular are qualified in their entirety by reference to the complete text of the Plan, a copy of which is attached as Appendix I to this Information Circular. You are urged to carefully read the full text of the Plan.

All information contained in this Information Circular is given as of April 18, 2019 unless otherwise specifically stated. All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under “Glossary of Terms”.

Forward Looking Information and Statements

Certain statements contained in this Information Circular and the information incorporated herein by reference constitute “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian Securities Laws (collectively, “forward-looking statements”), which are based upon the current internal expectations, estimates, projections, assumptions and beliefs of the Corporation’s management. Statements concerning the Corporation’s objectives, goals, strategies, intentions, plans, beliefs, assumptions, projections, predictions, expectations and estimates, and the business, operations, future financial performance and condition of the Corporation are forward- looking statements. The use of words in this Information Circular such as “believe”, “expect”, “anticipate”, “estimate”, “intend”, “may”, “will”, “would”, “could”, “plan”, “create”, “designed”, “predict”, “project”, “seek”, “ongoing”, “increase”, “upside” and similar expressions and the negative and grammatical variations of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements reflect the current beliefs of the Corporation’s management based on information currently available to them, and are based on assumptions and are subject to risks and uncertainties. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in or implied by the forward-looking statements. In addition, this Information Circular may contain forward-looking statements attributed to third-party industry sources.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other characterizations of future events or circumstances that constitute forward-looking statements will not occur. Such forward-looking statements in this Information Circular speak only as of the date of this Information Circular. Forward-looking statements in this Information Circular include, but are not limited to, statements with respect to:

•	the performance of the Corporation’s business and operations;

•	the timing of, and matters to be considered at, the meetings of Debtholders and Shareholders as well as with respect to voting at such meetings;

•	the Corporation’s future liquidity and financial capacity;

•	the Corporation’s ability to satisfy its financial obligations in future periods;

•	expectations regarding the Corporation’s ability to restructure its capital structure;

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•	the Corporation’s intention to reduce its debt and annual interest payments;

•	the Corporation’s intention to realign its capital structure and the timing thereof;

•	the Corporation’s filings with the Court and the ability to obtain the Final Order;

•	failure to timely satisfy the conditions of the Recapitalization Transaction or to otherwise complete the Recapitalization Transaction;

•	the expected process for implementing the Recapitalization Transaction;

•	the effect of the Recapitalization Transaction;

•	the structure and timing of future transactions to increase the Corporation’s liquidity;

•	Bellatrix’s future business plans and strategy; and

•	capital expenditures and the timing and method of financing thereof.

With respect to the forward-looking statements contained in this Information Circular, such statements are subject to certain risks, including those risks set forth below and in the “Risk Factors” section of this Information Circular and the “Risk Factors” section of the AIF, and the Corporation has made assumptions regarding, among other factors:

•	the ability of the Corporation to significantly reduce its debt and annual interest payments through the implementation of the Recapitalization Transaction and the terms of any such reduction;

•	the ability of the Corporation to realign its capital structure and the timing thereof;

•	the ability of the Corporation to achieve its financial goals including with respect to the nature of any agreement with its lenders;

•

the ability of the Corporation to operate in the ordinary course during the CBCA Proceedings, including with respect to satisfying obligations to service providers, suppliers, contractors and employees;

•	the ability of the Corporation to receive all necessary regulatory, court, third party and stakeholder approvals in order to complete the Recapitalization Transaction;

•	the ability of the Corporation to continue as a going concern;

•	the ability of the Corporation to continue to realize its assets and discharge its liabilities and commitments;

•	the Corporation’s future liquidity position, and access to capital, to fund ongoing operations and obligations (including debt obligations);

•	the ability of the Corporation to stabilize its business and financial condition;

•	the ability of the Corporation to implement and successfully achieve its business priorities;

•	the ability of the Corporation to comply with its contractual obligations, including, without limitation, its obligations under debt arrangements;

•	the general regulatory environment in which the Corporation operates, including the areas of taxation and environmental protection;

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•	the tax treatment of the Corporation and the materiality of legal and regulatory proceedings;

•	the general economic, financial, market and political conditions impacting the industry and jurisdictions in which the Corporation operates;

•	the ability of the Corporation to sustain or increase profitability, fund its operations with existing capital and/or raise additional capital to fund its operations;

•	the ability of the Corporation to meet its financial forecasts and projections;

•	future currency exchange and interest rates;

•	the ability of the Corporation to generate sufficient cash flow from operations;

•	the impact of competition;

•

the ability of the Corporation to obtain and retain qualified staff, equipment and services in a timely and efficient manner (particularly in light of the Corporation’s efforts to restructure its debt obligations);

•	the ability of the Corporation to conduct operations in a safe, efficient and effective manner;

•	the ability of the Corporation to retain members of the senior management team, including but not limited to, the officers of the Corporation; and

•	the ability of the Corporation to successfully market its products and services.

Forward-looking statements contained in this Information Circular are based on the key assumptions described herein. Readers are cautioned that such assumptions, although considered reasonable by the Corporation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided in this Information Circular as a result of numerous known and unknown risks and uncertainties and other factors. The Corporation cannot guarantee future results.

Risks related to forward-looking statements include those risks referenced herein and in the Corporation’s other filings with the Canadian Securities Regulators and the SEC. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this Information Circular include, but are not limited to, the risk factors described above and included under the heading “Risk Factors” in this Information Circular and under the heading “Risk Factors” in the AIF.

Forward-looking statements contained in this Information Circular are based on the Corporation’s current plans, expectations, estimates, projections, beliefs and opinions and the assumptions relating to those plans, expectations, estimates, projections, beliefs and opinions may change. Management has included the summary of assumptions and risks related to forward-looking statements included in this Information Circular for the purpose of assisting the reader in understanding management’s current views regarding those future outcomes. Readers are cautioned that this information may not be appropriate for other purposes. Readers are cautioned that the lists of assumptions and risk factors contained herein are not exhaustive. Neither the Corporation nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements contained herein.

Such forward-looking statements are made as of the date of this Information Circular and the Corporation disclaims any intention or obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

All of the forward-looking statements made in this Information Circular are expressly qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments anticipated in or implied by such forward-looking statements will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation.

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Actual results, performance or achievements could differ materially from those anticipated in or implied by any forward-looking statement in this Information Circular, and, accordingly, investors should not place undue reliance on any such forward-looking statement. New factors emerge from time to time and the importance of current factors may change from time to time and it is not possible for the Corporation’s management to predict all of such factors, or changes in such factors, or to assess in advance the impact of each such factors on the business of the Corporation or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement contained in this Information Circular.

NOTICE TO SECURITYHOLDERS IN THE UNITED STATES

THE SECURITIES ISSUABLE IN CONNECTION WITH THE RECAPITALIZATION TRANSACTION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE OF THE UNITED STATES; NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH STATE REGULATORY AUTHORITY PASSED UPON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The issuance and distribution of New Second Lien Notes, New Third Lien Notes, Additional New Third Lien Notes (if any) and New Common Shares under the Plan have not been registered under the 1933 Act, and the New Second Lien Notes, New Third Lien Notes, Additional New Third Lien Notes (if any) and New Common Shares may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the 1933 Act. The New Second Lien Notes, New Third Lien Notes, Additional New Third Lien Notes (if any) and New Common Shares are being issued and distributed in reliance on the exemption from registration set forth in Section 3(a)(10) of the 1933 Act (and similar exemptions under applicable state securities laws) on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to the persons affected. Section 3(a)(10) of the 1933 Act exempts from the general requirement of registration under the 1933 Act securities issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of the issuance and exchange are approved by a court or other government authority that is expressly authorized by law to grant such approval, after a hearing upon the fairness of such terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued in such exchange have the right to appear and receive timely notice thereof. The Court will conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including: (i) the proposed issuance of New Second Lien Notes, New Third Lien Notes, Additional New Third Lien Notes (if any) and New Common Shares, as applicable, in exchange for the Senior Unsecured Notes (or a portion thereof in the event the Cash Interest Payment is paid in cash); and (ii) the proposed issuance of New Common Shares in exchange for the Convertible Debentures. The Court entered the Interim Order on April 16, 2019 and, subject to, among other things, approval of the Arrangement by the Senior Unsecured Noteholders and Convertible Debentureholders, a hearing on the fairness of the Plan will be held by the Court at 10:00 a.m. (EDT) on May 28, 2019, or such other time and/or date as may be approved by the Court. Pursuant to the Interim Order, the Applicants may seek Court approval of the Plan whether or not the Arrangement is approved by Shareholders at the Shareholders’ Meeting.

All Voting Parties are entitled to appear and be heard at the hearing for the Final Order on the terms set out in the Interim Order. The Final Order will constitute the basis for the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof with respect to: (i) the proposed issuance of New Second Lien Notes, New Third Lien Notes, Additional New Third Lien Notes (if any) and New Common Shares, as applicable, in exchange for the Senior Unsecured Notes (or portion thereof), the Exchanged Interest Amount and the Cash Interest Payment (if any Additional New Third Lien Notes are issued); and (ii) the proposed issuance of New Common Shares in exchange for the Convertible Debentures plus all accrued and unpaid interest, in each case pursuant to the Plan. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order. See “Description of the Recapitalization Transaction and Certain Related Matters – Required Approvals for the Arrangement” and “Certain Regulatory and Other Matters Relating to the Recapitalization Transaction” included herein.

The Corporation has filed with the SEC applications on Form T-3 for qualification of the indentures for the New Second Lien Notes and New Third Lien Notes (and any Additional New Third Lien Notes) under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). Forms of the Second Lien Notes Indenture, if applicable, and the New Third Lien Notes Indenture will be filed as exhibits to the Form T-3. No exchanges will be

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consummated, and no New Second Lien Notes nor New Third Lien Notes will be issued, before these indentures have been so qualified.

Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, which differ from U.S. GAAP in certain material respects, and are subject to Public Company Accounting Oversight Board auditing and auditor independence standards, and thus may not be comparable to financial statements and information of U.S. companies prepared in accordance with U.S. GAAP. See “Reporting Currencies and Accounting Principles”.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Except where otherwise indicated, all dollar amounts set forth in this Information Circular are in Canadian Dollars, the presentation currency used by the Corporation in its financial results.

In this Information Circular, unless otherwise stated, all references to percentages of Common Shares are expressed on a non-diluted basis.

The financial statements incorporated by reference in this Information Circular have been prepared in accordance with IFRS.

IFRS differs in certain material respects from U.S. generally accepted accounting principles (“U.S. GAAP”) and, as such, the Corporation’s financial statements and the financial information derived therefrom may not be comparable to the financial statements and financial information of U.S. companies prepared in accordance with U.S. GAAP. As the SEC has adopted rules to accept, from foreign private issuers, such as the Corporation, financial statements prepared in accordance with IFRS without reconciliation to U.S. GAAP, this Information Circular does not include an explanation of the principal differences between, or any reconciliation of, IFRS and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between IFRS and U.S. GAAP, and of how those differences might affect the financial information presented herein.

EXCHANGE RATES

The following table sets forth, for each of the periods indicated, the end-of-period noon exchange rate, the average noon exchange rate and the high and low noon exchange rates of one Canadian Dollar in exchange for one U.S. dollar, as quoted by Bloomberg. The Bank of Canada’s daily average exchange rate on April 18, 2019 for the conversion of Canadian Dollars to U.S. dollars, was $1 equals US$0.7473.

	Year Ended December 31,
	2018 (USD$)	2017 (USD$)
High	0.8141	0.8243
Low	0.7327	0.7275
Average	0.7719	0.7711
End of Period	0.7329	0.7987

The foregoing rates may differ from the actual rates used in the preparation of Bellatrix’s financial statements and other financial information appearing in this Information Circular. The Corporation’s inclusion of these exchange rates is not meant to suggest that the Canadian amounts actually represent such U.S. dollar amounts or that such amounts could have been converted into U.S. dollars at any particular rate, if at all.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Information Circular from documents filed by Bellatrix with securities commissions or similar authorities in Canada and the United States. Copies of the documents incorporated herein by reference may be obtained upon request to the Vice President, Investor Relations at Suite 1920, 800 – 5th Avenue S.W., Calgary, Alberta, T2P 3T6, Attention: Steve Toth (phone (403) 266-8670)

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or investor.relations@bxe.com, without charge to the Voting Parties, and are also available under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”), at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov.

The following documents of Bellatrix, filed with the various provincial securities commissions or similar regulatory authorities in Canada, are specifically incorporated into and form an integral part of this Information Circular:

(a)	the annual information form for the year ended December 31, 2018, dated March 21, 2019 (the “AIF”);

(b)

the audited financial statements as at December 31, 2018 and 2017, and for the years ended December 31, 2018 and 2017 and related notes, management’s report on internal controls over financial reporting, and the auditors’ report thereon;

(c)	management’s discussion and analysis of the financial condition and results of operations of the Corporation for the year ended December 31, 2018;

(d)	the material change report of the Corporation dated April 5, 2019 with respect to the announcement of the Recapitalization Transaction; and

(e)	the management information circular of the Corporation dated March 26, 2018 in respect of the annual and special meeting held on May 9, 2018.

Any annual information form, annual report, annual or interim financial statement and related management’s discussion and analysis, material change report (excluding confidential material change reports), business acquisition report, information circular, news release containing financial information for financial periods more recent than the most recent annual or interim financial statements, or disclosure document filed pursuant to an undertaking to a Canadian securities regulatory authority by Bellatrix with any securities commission or similar regulatory authority in Canada subsequent to the date of this Information Circular and prior to the Effective Time shall be deemed to be incorporated by reference in this Information Circular, as well as any document so filed by Bellatrix which expressly states it is to be incorporated by reference in this Information Circular. These documents will be available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Any statement contained herein, or in any document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded, for the purposes of this Information Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Information Circular, except as so modified or superseded.

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GLOSSARY OF TERMS

Unless the context otherwise requires, when used in this Information Circular the following terms shall have the meanings set forth below. Words importing the singular number shall include the plural and vice versa, and words importing any gender shall include all genders.

“1933 Act” means the United States Securities Act of 1933, as amended and now in effect and as it may be further amended from time to time prior to the Effective Date.

“1934 Act” means the United States Securities Exchange Act of 1934, as amended and now in effect and as it may be further amended from time to time prior to the Effective Date.

“ABCA” means the Business Corporations Act (Alberta) and the regulations thereto, as now in effect and as it may be amended from time to time.

“Accrued Interest” has the meaning ascribed thereto under the heading “Certain U.S. Federal Income Tax Considerations – Tax Treatment of the Exchanges”.

“Additional New Third Lien Notes” means additional new U.S. Dollar third lien notes due 2023 in the aggregate principal amount equal to the amount of the Cash Interest Payment with the same terms as the New Third Lien Notes.

“Additional Notes” has the meaning ascribed thereto under the Existing Second Lien Note Purchase Agreement.

“Adjustment Ratio” has the meaning ascribed thereto under the heading “Statement of Executive Compensation – Awards Plan – Adjustment for Dividends”.

“Advance Notice By-Law” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction and Certain Related Matters – Articles of Continuance and New By-Laws”.

“AIF” has the meaning ascribed thereto under the heading “Documents Incorporated by Reference”.

“Alder Flats Gas Plant” means the O’Chiese Nees-Ohpawganu’ck deep-cut gas plant in Alder Flats, Alberta.

“allowable capital loss” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

“Alternative Senior Unsecured Noteholder Group Equity Allocation” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction and Certain Related Matters – Arrangement – Treatment of Senior Unsecured Noteholders”.

“Alternative Senior Unsecured Noteholder Group Equity Allocation Conditions” means, in respect of any Alternative Senior Unsecured Noteholder Group Equity Allocation, a Senior Unsecured Noteholder Group: (i) withdrawing the applicable amount of Senior Unsecured Notes to implement such Alternative Senior Unsecured Noteholder Group Equity Allocation from DTC and holding Senior Unsecured Notes in fully registered form prior to the Early Consent Date; (ii) providing to the Applicants or their advisors all information reasonably requested in order to implement the Alternative Senior Unsecured Noteholder Group Equity Allocation (including, where applicable, providing the applicable registration information in respect of the New Second Lien Notes, New Third Lien Notes and/or New Common Shares to be issued in exchange for any Senior Unsecured Notes held in registered form); and (iii) taking such other steps as the Applicants or their advisors may advise are reasonably necessary in order to implement the Alternative Senior Unsecured Noteholder Group Equity Allocation in accordance with applicable Laws.

“Amalgamated Bellatrix” has the meaning ascribed thereto under the heading “Arrangement Steps”.

“Applicants” means, collectively, Bellatrix and the Bellatrix Subsidiary.

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“Arrangement” means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan, subject to any amendments, modifications and/or supplements thereto made in accordance with the Arrangement Agreement and the Plan, or otherwise with the consent of the Applicants, the Initial Consenting Noteholders and the Majority Consenting Debentureholders, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated April 15, 2019, among the Applicants, as it may be amended, modified and/or supplemented from time to time.

“Articles of Arrangement” means the articles of arrangement of the Applicants in respect of the Arrangement, in form and substance satisfactory to the Applicants, the Initial Consenting Noteholders and the Majority Consenting Debentureholders, each acting reasonably, that are required to be filed with the CBCA Director in order for the Arrangement to become effective on the Effective Date.

“Articles of Continuance” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction and Certain Related Matters – Continuance of Bellatrix from Alberta to Canada – The Continuance”.

“ATOP” means the Automated Tender Offer Program (ATOP) system operated by DTC.

“Audit Committee” means the audit committee of the Corporation.

“Award Plan” means the incentive award plan of Bellatrix as it may be amended or amended and restated from time to time.

“Award Value” has the meaning ascribed thereto under the heading “Statement of Executive Compensation – Awards Plan – Restricted Awards”.

“Awards” means, together the Restricted Awards and Performance Awards.

“Bellatrix” or the “Corporation” means Bellatrix Exploration Ltd.

“Bellatrix Entities” means Bellatrix and its subsidiaries.

“Bellatrix Subsidiary” means 11260049 Canada Limited.

“beneficial” means, in respect of a Debtholder or Shareholder, a holder who holds their Debt and/or Common Shares in the name of an Intermediary or who does not otherwise hold their Debt and/or Common Shares in their own name.

“BIA” means the Bankruptcy and Insolvency Act (Canada) and the regulations thereto, as now in effect and as it may be amended from time to time.

“Black-Out Period” has the meaning ascribed thereto under the heading “Statement of Executive Compensation – Awards Plan – Blackout Extension”.

“Board of Directors” or “Board” means the board of directors of Bellatrix.

“Bond Premium Note” has the meaning ascribed thereto under the heading “Certain U.S. Federal Income Tax Considerations – Ownership and Disposition of the New Notes”.

“Bonus Plan” has the meaning ascribed thereto under the heading “Compensation Disclosure and Analysis – Bonus Plan”.

“boot” has the meaning ascribed thereto under the heading “Certain U.S. Federal Income Tax Considerations – Tax Treatment of the Exchanges”.

“Broadridge” means, collectively, Broadridge Investor Communications Solutions, Canada and its counterpart in the U.S.

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“Business Day” means any day, other than a Saturday, Sunday or a statutory or civic holiday, on which banks are generally open for business in Toronto, Ontario; Calgary, Alberta; and New York, New York.

“Canadian Dollars” or “$” means the lawful currency of Canada.

“Canadian Holder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”.

“Canadian Securities Laws” means collectively, and, as the context may require, the applicable securities laws of each of the provinces of Canada, and the respective regulations and rules made under those securities laws together with all applicable published policy statements, instruments, blanket orders, and rulings of the Canadian securities commissions and all discretionary orders or rulings, if any, of the Canadian securities commissions and all discretionary orders or rulings, if any, of the Canadian securities commissions made in connection with the transactions contemplated by the Recapitalization Transaction together with applicable published policy statements of the Canadian Securities Administrators, as the context may require.

“Cashless Exercise” has the meaning ascribed thereto under the heading “Statement of Executive Compensation – Option Plan”.

“Cash Interest Payment” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction and Certain Related Matters – Arrangement”.

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended.

“CBCA Director” means the Director appointed under section 260 of the CBCA.

“CBCA Opinion” has the meaning ascribed thereto under the heading “Background to and Reasons for the Recapitalization Transaction – Peters & Co. Limited Opinions”.

“CBCA Proceedings” means the proceedings commenced by the Applicants under the CBCA in connection with the Plan.

“CCAA” means the Companies’ Creditors Arrangement Act and the regulations thereto, as now in effect and as it may be amended from time to time.

“CDS” means the CDS Clearing and Depository Services Inc. and its successors and assigns.

“CDSX” means CDS’ clearing and settlement system.

“CD&A” has the meaning ascribed thereto under the heading “Statement of Executive Compensation – Compensation Committee – C&G Committee Mandate”.

“Certificate of Arrangement” means the certificate giving effect to the Arrangement, to be issued by the CBCA Director pursuant to section 192(7) of the CBCA upon receipt of the Articles of Arrangement in respect of the Applicants in accordance with section 262 of the CBCA.

“CEO” means the chief executive officer of the Corporation.

“CFO” means the chief financial officer of the Corporation.

“COO” means the chief operating officer of the Corporation.

“Claim” means any right or claim of any Person that may be asserted or made in whole or in part against the applicable Persons, or any of them, in any capacity, whether or not asserted or made, in connection with any indebtedness, liability or obligation of any kind whatsoever, and any interest accrued thereon or costs payable in respect thereof, whether at law or in equity, including by reason of the commission of a tort (intentional or unintentional), by reason of any breach of contract or other agreement (oral or written), by reason of any breach of

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duty (including, any legal, statutory, equitable or fiduciary duty), by reason of any right of setoff, counterclaim or recoupment, or by reason of any equity interest, right of ownership of or title to property or assets or right to a trust or deemed trust (statutory, express, implied, resulting, constructive or otherwise), and together with any security enforcement costs or legal costs associated with any such claim, and whether or not any indebtedness, liability or obligation is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present or future, known or unknown, by guarantee, warranty, surety or otherwise, and whether or not any right or claim is executory or anticipatory in nature, including any claim made or asserted against the applicable Persons, or any of them, through any affiliate, subsidiary, associated or related Person, or any right or ability of any Person to advance a claim for an accounting, reconciliation, contribution, indemnity, restitution or otherwise with respect to any matter, grievance, action (including any class action or proceeding before an administrative or regulatory tribunal), cause or chose in action, whether existing at present or commenced in the future.

“Code” has the meaning ascribed thereto under the heading “Certain U.S. Federal Income Tax Considerations”.

“Code of Business Conduct” has the meaning ascribed thereto under the heading “Statement of Executive Compensation – Compensation Committee – C&G Committee Mandate”.

“Common Shares” means common shares in the capital of Bellatrix.

“Company Released Parties” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction and Certain Related Matters – Arrangement – Releases and Waivers”.

“Compensation Peer Group” has the meaning ascribed thereto under the heading “Statement of Executive Compensation – Compensation Disclosure and Analysis”.

“Consent Agreements” means, collectively, the First Lien Consent Agreement and the Second Lien Consent Agreement.

“Consent Debentures” means, in respect of a Consenting Debentureholder, the Convertible Debentures held by such Consenting Debentureholder in respect of which votes have been validly cast in favour of the Plan by the Early Consent Date pursuant to the Interim Order and in respect of which such vote in favour of the Plan has not been changed or withdrawn, and/or the Convertible Debentures in respect of which such Consenting Debentureholder has otherwise supported the Plan, in each case in a manner acceptable to the Applicants, acting reasonably.

“Consent Notes” means, in respect of a Consenting Noteholder, the Senior Unsecured Notes held by such Consenting Noteholder in respect of which votes have been validly cast in favour of the Plan by the Early Consent Date pursuant to the Interim Order and in respect of which such vote in favour of the Plan has not been changed or withdrawn, and/or the Senior Unsecured Notes in respect of which such Consenting Noteholder has otherwise supported the Plan, in each case in a manner acceptable to the Applicants, acting reasonably.

“Consenting Debentureholder Early Consent New Common Share Pool” means New Common Shares representing approximately 5% of the aggregate Common Shares issued and outstanding immediately following the implementation of the Plan.

“Consenting Debentureholder Pro Rata Share” means, in respect of a Consenting Debentureholder, (i) the total principal amount of Consent Debentures held by that Consenting Debentureholder as at the Distribution Record Date, divided by (ii) the aggregate principal amount of Consent Debentures held by all Consenting Debentureholders as at the Distribution Record Date.

“Consenting Debentureholders” means the Convertible Debentureholders who, on or prior to the Early Consent Date, vote in favour of the Plan or otherwise support the Plan, in each case in a manner acceptable to the Applicants acting reasonably, and provided that in each case such Convertible Debentureholders hold their respective Convertible Debentures as at the Effective Date.

“Consenting Noteholder New Second Lien Note Amount” means, in respect of a Consenting Noteholder, its Consenting Noteholder New Second Lien Notes Pro Rata Share of the New Second Lien Notes Pool; provided that if such Consenting Noteholder New Second Lien Note Amount based on the foregoing calculation is greater than the

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principal amount of the Consent Notes held by such Consenting Noteholder as at the Distribution Record Date, then such Consenting Noteholder’s Consenting Noteholder New Second Lien Note Amount shall be equal to the principal amount of the Consent Notes held by such Consenting Noteholder as at the Distribution Record Date.

“Consenting Noteholder New Second Lien Notes Pro Rata Share” means, in respect of a Consenting Noteholder, (i) the total principal amount of Consent Notes held by that Consenting Noteholder as at the Distribution Record Date, divided by (ii) the aggregate principal amount of Consent Notes held by all Consenting Noteholders as at the Distribution Record Date.

“Consenting Noteholder Pro Rata Share” means, in respect of a Consenting Noteholder, (i) the total principal amount of Senior Unsecured Notes held by that Consenting Noteholder as at the Distribution Record Date less its Consenting Noteholder New Second Lien Note Amount, divided by (ii) the aggregate principal amount of Senior Unsecured Notes held by all Senior Unsecured Noteholders as at the Distribution Record Date less the aggregate Consenting Noteholder New Second Lien Note Amounts of all Consenting Noteholders.

“Consenting Noteholders” means the Senior Unsecured Noteholders who, on or prior to the Early Consent Date, vote in favour of the Plan or otherwise support the Plan, in each case in a manner acceptable to the Applicants acting reasonably, and provided that in each case such Senior Unsecured Noteholders hold their respective Consent Notes as at the Effective Date.

“Continuance” means the continuation of Bellatrix from the ABCA to the CBCA pursuant to section 189(1) of the ABCA.

“Continuance Resolution” means the special resolution of the shareholders approving the Continuance and the New By-Laws, the full text of which is set forth in Appendix C to this Information Circular.

“Convertible Debenture Indenture” means the indenture dated as of August 9, 2016 between Bellatrix and the Convertible Debenture Trustee, as amended from time to time.

“Convertible Debenture Trustee” means Computershare Trust Company of Canada in its capacity as trustee under the Convertible Debenture Indenture, and any successor thereof.

“Convertible Debentureholder Claims” means all outstanding Obligations owing by any Person, whether as issuer, guarantor or otherwise, with respect to the Convertible Debentures or the Convertible Debenture Indenture as at the Effective Date, including, without limitation, all outstanding principal, accrued and unpaid interest at the applicable contract rate, and any fees and other payments as at the Effective Date.

“Convertible Debentureholder Meeting Package” means, collectively, this Information Circular (including the Convertible Debentureholders’ Notice, the Notice of Application and the Interim Order), the form of proxy and the Convertible Debentureholder VIEF, along with such amendments or additional documents as the Applicants may determine are necessary or desirable and not inconsistent with the terms of the Interim Order.

“Convertible Debentureholder New Common Share Pool” means New Common Shares representing approximately 27.5% of the aggregate Common Shares issued and outstanding immediately following the implementation of the Plan.

“Convertible Debentureholder Pro Rata Share” means, in respect of a Convertible Debentureholder, (i) the total principal amount of Convertible Debentures held by that Convertible Debentureholder, as at the Distribution Record Date, divided by (ii) the aggregate principal amount of Convertible Debentures outstanding as at the Distribution Record Date.

“Convertible Debentureholder VIEF” means the Convertible Debentureholder voting information and election form.

“Convertible Debentureholders” means the holders of Convertible Debentures.

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“Convertible Debentureholders’ Arrangement Resolution” means the resolution of the Convertible Debentureholders relating to the Arrangement to be considered at the Convertible Debentureholders’ Meeting, substantially in the form attached as Appendix B to this Information Circular.

“Convertible Debentureholders’ Meeting” means the meeting of the Convertible Debentureholders as of the Record Date called and held pursuant to the Interim Order for the purpose of considering and voting on the Convertible Debentureholders’ Arrangement Resolution and to consider such other matters as may properly come before such meeting and includes any adjournment(s) or postponement(s) of such meeting.

“Convertible Debentureholders’ Notice” means the notice of the Convertible Debentureholders’ Meeting.

“Convertible Debentures” means the 6.75% convertible unsecured subordinated debentures due 2021 issued by Bellatrix pursuant to the Convertible Debenture Indenture.

“Convertible Debentures Accrued Interest” has the meaning ascribed thereto under the heading “Certain U.S. Federal Income Tax Considerations – Tax Treatment of the Exchanges”.

“Convertible Debentures Exchange” has the meaning ascribed thereto under the heading “Certain U.S. Federal Income Tax Considerations”.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“CRA” means the Canada Revenue Agency.

“C&G Committee” means the Compensation and Governance Committee of the Corporation.

“Debentureholder Early Consent Consideration” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction and Certain Related Matters – Arrangement – Treatment of Convertible Debentureholders”.

“Debentureholder Support Agreement” means the support agreement (including all schedules attached thereto) between Bellatrix and the Initial Consenting Debentureholder dated March 28, 2019, as it may be amended, modified and/or supplemented from time to time.

“Debentureholder Support Agreement Superior Proposal” has the meaning ascribed thereto under the heading “Debentureholder Support Agreement – Superior Proposal”.

“Debt” means, collectively, the Obligations in respect of the Senior Unsecured Notes and the Convertible Debentures.

“Debt Documents” means, collectively, (i) the Senior Unsecured Notes Indenture, (ii) the Senior Unsecured Notes, (iii) the Convertible Debenture Indenture, (iv) the Convertible Debentures, and (v) all other documentation related to the foregoing.

“Debtholders” means, collectively, the Senior Unsecured Noteholders and the Convertible Debentureholders.

“Deferred Remuneration” has the meaning ascribed thereto under the heading “Statement of Executive Compensation – Director Compensation – DSU Plan”.

“Distribution Record Date” means a date to be determined by Bellatrix in consultation with the Trustees, the Initial Consenting Noteholders and the Majority Consenting Debentureholders for purposes of distributions under the Plan.

“Disclosure, Confidentiality and Trading Policy” means the disclosure, confidentiality and trading policy of the Corporation.

“Dissent Right” means the right of Registered Shareholders to exercise a right of dissent under Section 191 of the ABCA in respect of the Continuance.

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“Dissenting Shareholder” means a Registered Shareholder who validly exercises the Dissent Right and who have not withdrawn or be deemed to have withdrawn the exercise of Dissent Rights.

“Diversity and Board Renewal Policy” means the board and management diversity and board renewal policy of the Corporation.

“DRS Statement” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction and Certain Related Matters – Procedures – Registered Shareholders”.

“DSU Plan” means the deferred share unit plan of the Corporation, as it may be amended or amended and restated from time to time.

“DSUs” means deferred share units issued pursuant to the DSU Plan.

“DTC” means the Depository Trust & Clearing Corporation and its successors and assigns.

“Early Consent Date” means 5:00 p.m. (EDT) on May 15, 2019, or such later date as the Applicants may determine, in consultation with the Initial Consenting Noteholders.

“EDGAR” has the meaning ascribed thereto under the heading “Documents Incorporated by Reference”.

“Effective Date” means the date shown on the Certificate of Arrangement issued by the CBCA Director and on which all conditions to implementation of the Plan as set forth therein have been satisfied or waived in accordance with the terms thereof.

“Effective Time” means a time on the Effective Date as the Applicants and the Initial Consenting Noteholders may agree, each acting reasonably.

“Eligible Participants” has the meaning ascribed thereto under the heading “Statement of Executive Compensation – Award Plan”.

“Employee Savings Plan” means the employee savings plan of the Corporation.

“Exchange” has the meaning ascribed thereto under the heading “Certain U.S. Federal Income Tax Considerations”.

“Exchange Notes” has the meaning ascribed thereto under the Existing Second Lien Note Purchase Agreement.

“Exchanged Interest Amount” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction and Certain Related Matters – Arrangement”.

“Executive Employment Agreements” has the meaning ascribed thereto under the heading “Statement of Executive Compensation – Termination and Change of Control Benefits”.

“Existing Second Lien Note Purchase Agreement” means the note purchase agreement dated July 25, 2018, among Bellatrix, as issuer, the Existing Second Lien Notes Agent, as agent, and the other persons signatory thereto, as amended by a first amendment dated as of August 24, 2018, a second amendment dated as of September 7, 2018, a third amendment dated as of December 5, 2018 and the Second Lien Consent Agreement, and as may be further amended in connection with the Plan.

“Existing Second Lien Note Purchase Agreement Amendment” means an amendment to the Existing Second Lien Note Purchase Agreement to reflect the terms of and allow for the implementation of the Plan in form and substance acceptable to Bellatrix and the Initial Consenting Noteholders, each acting reasonably.

“Existing Second Lien Noteholders” means the holders of Existing Second Lien Notes.

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“Existing Second Lien Notes” means the existing U.S. Dollar 8.5% second lien notes issued by Bellatrix pursuant to the Existing Second Lien Note Purchase Agreement.

“Existing Second Lien Notes Agent” means U.S. Bank National Association, as agent under the Existing Second Lien Note Purchase Agreement, and any successor thereof.

“Fairness Opinion” has the meaning ascribed thereto under the heading “Background to and Reasons for the Recapitalization Transaction – Peters & Co. Limited Opinions”.

“Final Order” means the Order of the Court approving the Arrangement under section 192 of the CBCA, which shall include such terms as may be necessary or appropriate to give effect to the Arrangement and the Plan, in form and substance satisfactory to the Applicants, the Initial Consenting Noteholders and the Majority Consenting Debentureholders, each acting reasonably.

“First Lien Agent” means National Bank of Canada, as administrative agent under the First Lien Credit Agreement, and any successor thereof.

“First Lien Consent Agreement” means the consent agreement among Bellatrix, the First Lien Lenders and the First Lien Agent dated March 28, 2019, as it may be amended, modified and/or supplemented from time to time.

“First Lien Credit Agreement” means the Amended and Restated Credit Agreement among Bellatrix, as borrower, the First Lien Agent, as agent, and the First Lien Lenders, as lenders, dated September 11, 2018, as amended from time to time.

“First Lien Credit Facilities” means the credit facilities available under the First Lien Credit Agreement. “First Lien Lenders” means the lenders party to the First Lien Credit Agreement.

“Form 58-101F1 Disclosure” has the meaning ascribed thereto under the heading “Statement of Corporate Governance Practices”.

“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (i) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.

“Grantees” has the meaning ascribed thereto under the heading “Statement of Executive Compensation – Award Plan”.

“Health Care and Wellness Spending Accounts” has the meaning ascribed thereto under the heading “Statement of Executive Compensation – Compensation Disclosure and Analysis”.

“Holders” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations”.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“In-Person Holder” has the meaning ascribed thereto under the heading “Non-Registered Holders”.

“Information Circular” means this management information circular dated April 18, 2019, as it may be amended, modified and/or supplemented from time to time, subject to the terms of the Interim Order or other Order of the Court.

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“Initial Consenting Debentureholder” means Polar, the Convertible Debentureholder that executed the Debentureholder Support Agreement as of March 28, 2019.

“Initial Consenting Debentureholder Advisor” means Davies Ward Phillips & Vineberg LLP, in its capacity as legal counsel to the Initial Consenting Debentureholder.

“Initial Consenting Noteholder Advisors” means Paul, Weiss, Rifkind, Wharton & Garrison LLP and Bennett Jones LLP, in their capacity as legal counsel to the Initial Consenting Noteholders, and Stephens Inc., in its capacity as financial advisor to the Initial Consenting Noteholders.

“Initial Consenting Noteholders” means the Senior Unsecured Noteholders that executed the Noteholder Support Agreement as of March 28, 2019.

“Insider” means “reporting insiders” as defined in National Instrument 55-104 - Insider Reporting Requirements and Exemptions of the Canadian Securities Administrators.

“Interim Order” means the interim order of the Court in respect of the Applicants granted on April 16, 2019, which, among other things, approves the calling of, and the date for, the Meetings, as such order may be amended from time to time in a manner acceptable to the Applicants, the Initial Consenting Noteholders and the Majority Consenting Debentureholders, each acting reasonably.

“Intermediary” means a broker, custodian, investment dealer, nominee, bank, trust company or other intermediary.

“IRS” has the meaning ascribed thereto under the heading “Certain U.S. Federal Income Tax Considerations”.

“Lane Caputo” means Lane Caputo Compensation Inc.

“Law” means any law, statute, constitution, treaty, convention, code, injunction, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity.

“Letter of Transmittal” means the letter of transmittal to be delivered by Registered Shareholders with certificates representing their pre-Share Consolidation Common Shares to receive DRS Statements or certificates representing their post-Share Consolidation Common Shares.

“Loomis” means various accounts independently managed by managers associated with Loomis Sayles & Company, L.P.

“Majority Consenting Debentureholders” means Convertible Debentureholders that are party to the Debentureholder Support Agreement holding in aggregate not less than a majority of the aggregate principal amount of Convertible Debentures held by all Convertible Debentureholders that are party to the Debentureholder Support Agreement at the applicable time.

“Majority Voting Policy” means the majority voting policy of the Corporation.

“Management” means the management of the Corporation as of the date of this Information Circular.

“Market Price” means the volume weighted average trading price of the Common Shares on the TSX for the five consecutive trading days immediately preceding the relevant date, and where the weighted average trading price is calculated by dividing the total value by the total volume of Common Shares traded for such period.

“Maturity Date” has the meaning ascribed thereto under the heading “Statement of Executive Compensation – Director Compensation – DSU Plan”.

“Meetings” means, collectively: (i) the Senior Unsecured Noteholders’ Meeting; (ii) the Convertible Debentureholders’ Meeting; and (iii) the Shareholders’ Meeting.

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“Mercer” means Mercer Human Resource Consulting Ltd.

“Mountainview” means Moutainview Energy Ltd.

“NI 45-102” means National Instrument 45-102 – Resale of Securities.

“NI 51-101” means National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities.

“NI 58-101” means National Instrument 58-101 – Disclosure of Corporate Governance Practices.

“NI 58-101F1” means Form 58-101F1 – Corporate Governance Disclosure.

“Named Executive Officer” or “NEO” has the meaning ascribed thereto under the heading “Statement of Executive Compensation – Summary Compensation Table”.

“New Assets” has the meaning ascribed thereto under the heading “Certain U.S. Federal Income Tax Considerations”.

“New By-Laws” means the proposed new by-laws of the Corporation after the Continuance, substantially in the form set out in Appendix E.

“New Common Shares” means newly issued Common Shares issued on the Effective Date pursuant to the Plan.

“New Directors” means such individuals to be appointed to the board of directors of Bellatrix on the Effective Date as determined by the Initial Consenting Noteholders, provided that the number of New Directors to be appointed by the Initial Consenting Noteholders shall be agreed to by Bellatrix and the Initial Consenting Noteholders prior the Effective Date.

“New Money Notes” has the meaning ascribed thereto under the Existing Second Lien Note Purchase Agreement.

“New Notes” has the meaning ascribed thereto under the heading “Certain U.S. Federal Income Tax Considerations”.

“New Second Lien Notes” means new U.S. Dollar 8.5% second lien notes due 2023 in the aggregate principal amount of US$50 million to be issued on the Effective Date by Bellatrix pursuant to the Existing Second Lien Note Purchase Agreement (or, if the Existing Second Lien Note Purchase Agreement is replaced with the Second Lien Notes Indenture on the Effective Date, pursuant to the Second Lien Notes Indenture) and the Plan.

“New Second Lien Notes Basket Deadline” has the meaning ascribed thereto under the heading “Background to and Reasons for the Recapitalization Transaction – Senior Unsecured Notes Exchange Transaction”.

“New Second Lien Notes Pool” means New Second Lien Notes in an aggregate principal amount equal to US$50 million.

“New Securities” has the meaning ascribed thereto under the heading “Certain U.S. Federal Income Tax Considerations – Tax Treatment of the Exchanges”.

“New Third Lien Notes” means new U.S. Dollar third lien notes due 2023 in the aggregate principal amount of US$50 million to be issued on the Effective Date by the Corporation with (i) a maturity of December 15, 2023, (ii) an option for the Corporation to pay interest at a rate of (A) (1) 12.5% (of which 9.5% shall be deferred and added to principal and 3.0% shall be paid in cash) until December 31, 2021, and (2) 9.5% paid in cash after December 31, 2021, or (B) 9.5% paid in cash (iii) security on collateral on a third priority basis to the liens securing the obligations under the Existing Second Lien Note Purchase Agreement, (iv) an option for the Corporation to repay the New Third Lien Notes in full or in part, at any time, and from time to time, without any penalty or premium, and (v) such other terms and conditions as agreed by the Corporation and the Initial Consenting Noteholders, each acting reasonably.

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“New Third Lien Notes Indenture” means the indenture to be entered into on the Effective Date by Bellatrix and the New Third Lien Notes Trustee on the terms substantially as described in this Information Circular and/or as may otherwise be agreed by Bellatrix and the Initial Consenting Noteholders, each acting reasonably, pursuant to which the New Third Lien Notes and, if applicable, any Additional New Third Lien Notes will be issued.

“New Third Lien Notes Trustee” means U.S. Bank National Association in its capacity as trustee under the New Third Lien Notes Indenture, or such other entity or entities as agreed to by Bellatrix and the Initial Consenting Noteholders, each acting reasonably.

“Non-Consenting Noteholder Pro Rata Share” means, in respect of a Senior Unsecured Noteholder that is not a Consenting Noteholder, (i) the total principal amount of Senior Unsecured Notes held by that Senior Unsecured Noteholder as at the Distribution Record Date, divided by (ii) the aggregate principal amount of Senior Unsecured Notes held by all Senior Unsecured Noteholders as at the Distribution Record Date less the aggregate Consenting Noteholder New Second Lien Note Amounts of all Consenting Noteholders.

“Non-Registered Holders” means, collectively, beneficial Shareholders and Debtholders.

“Non-Resident Holder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”.

“Noteholder Interest Pro Rata Share” means, in respect of a Senior Unsecured Noteholder, (i) the total principal amount of Senior Unsecured Notes held by that Senior Unsecured Noteholder as at the Distribution Record Date, divided by (ii) the aggregate principal amount of Senior Unsecured Notes held by all Senior Unsecured Noteholders as at the Distribution Record Date.

“Noteholder Support Agreement” means the support agreement (including all schedules attached thereto) among Bellatrix and the Senior Unsecured Noteholders party thereto dated March 28, 2019, as it may be amended, modified and/or supplemented from time to time.

“Noteholder Support Agreement Superior Proposal” has the meaning ascribed thereto under the heading “Noteholder Support Agreement – Superior Proposal”.

“Notices of Meetings” means, collectively, the Senior Unsecured Noteholders’ Notice, the Convertible Debentureholders’ Notice and the Shareholders’ Notice.

“NYSE” means the New York Stock Exchange.

“Obligations” means all liabilities, duties and obligations, including without limitation principal and interest, any make whole, redemption or similar premiums, reimbursement obligations, fees, penalties, damages, guarantees, indemnities, costs, expenses or otherwise, and any other liabilities, duties or obligations, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, the applicable Debt Document.

“OID” has the meaning ascribed thereto under the heading “Certain U.S. Federal Income Tax Considerations – Tax Treatment of the Exchanges”.

“Old Notes” has the meaning ascribed thereto under the heading “Certain U.S. Federal Income Tax Considerations”.

“Opinions” has the meaning ascribed thereto under the heading “Background to and Reasons for the Recapitalization Transaction – Peters & Co. Limited Opinions”.

“Option Plan” means the share option plan of Bellatrix, as it may be amended or amended and restated from time to time.

“Options” means the options to purchase Common Shares granted pursuant to the Option Plan.

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“Optionees” has the meaning ascribed thereto under the heading “Statement of Executive Compensation – Option Plan”.

“Order” means any order entered by the Court in the CBCA Proceedings.

“Other New Notes” has the meaning ascribed thereto under the heading “Certain U.S. Federal Income Tax Considerations – Tax Treatment of the Exchanges”.

“Outside Date” means June 30, 2019, as such date may be extended pursuant to the Support Agreements.

“Payment Date” or “Payment Dates” has the meaning ascribed thereto under the heading “Statement of Executive Compensation – Awards Plan – Restricted Awards”.

“Performance Awards” means the performance awards granted pursuant to the Award Plan.

“Person” means an individual, a corporation, a partnership, a limited liability company, organization, trustee, executor, administrator, a trust, an unincorporated association, a Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body.

“Peters & Co.” has the meaning ascribed thereto under the heading “Background to and Reasons for the Recapitalization Transaction – Peters & Co. Limited Opinions”.

“PFIC” has the meaning ascribed thereto under the heading “Certain U.S. Federal Income Tax Considerations – Ownership and Disposition of the New Common Shares”.

“Plan” means the plan of arrangement in the form and content of Appendix I to this Information Circular and any amendments, modifications or supplements thereto made in accordance with the terms thereof.

“Polar” means certain investment funds for which Polar Asset Management Partners Inc. acts as investment manager or advisor.

“Proxy and Information Agent” means Kingsdale Advisors.

“PUC” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations”.

“RDSP” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”.

“Recapitalization Transaction” means, collectively, the transactions contemplated by the Plan.

“Record Date” means 5:00 p.m. on April 16, 2019.

“Registered” means, in reference to a Debtholder or Shareholder, a holder whose Debt or Common Shares are registered in its name.

“Regulation S” means Regulation S as promulgated by the SEC under the 1933 Act.

“Regulations” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations”.

“Released Parties” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction and Certain Related Matters – Arrangement – Releases and Waivers”.

“Reserves, Safety and Environment Committee” means the reserves, safety and environment committee of the Corporation.

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“RESP” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”.

“Restricted Awards” means the restricted awards granted pursuant to the Award Plan.

“Revolving Credit Facility” means the revolving credit facility governed by the First Lien Credit Agreement.

“RRIF” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”.

“RRSP” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”.

“Say on Pay Resolution” has the meaning ascribed thereto under the heading “Annual Business of the Shareholders’ Meeting – Shareholder Advisory Vote on Executive Compensation”.

“Say on Pay Vote” has the meaning ascribed thereto under the heading “Annual Business of the Shareholders’ Meeting – Shareholder Advisory Vote on Executive Compensation”.

“SEC” means the United States Securities and Exchange Commission.

“Second Lien Consent Agreement” means the fourth amendment, consent and waiver to the Existing Second Lien Note Purchase Agreement (including all schedules attached thereto) among Bellatrix, the Existing Second Lien Notes Agent and the Existing Second Lien Noteholders dated March 28, 2019, as it may be amended, modified and/or supplemented from time to time.

“Second Lien Exchange Warrants” has the meaning ascribed thereto under the heading “Background to and Reasons for the Recapitalization Transaction – Senior Unsecured Notes Exchange Transaction”.

“Second Lien Notes” means, collectively, the Existing Second Lien Notes and the New Second Lien Notes.

“Second Lien Notes Indenture” means, in the event the Existing Second Lien Note Purchase Agreement is converted into a trust indenture as part of implementation of the Plan, such indenture to be entered into on the Effective Date by Bellatrix and the Second Lien Notes Trustee on terms substantially the same as the Existing Second Lien Note Purchase Agreement, subject to the amendments and modifications described in the Second Lien Consent Agreement and such additional amendments and modifications as may be agreed by Bellatrix, the Existing Second Lien Noteholders and the Initial Consenting Noteholders, each acting reasonably, pursuant to which, among other things, the New Second Lien Notes will be issued.

“Second Lien Notes Trustee” means, in the event the Existing Second Lien Note Purchase Agreement is converted into the Second Lien Notes Indenture as part of implementation of the Plan, U.S. Bank National Association in its capacity as trustee under such Second Lien Notes Indenture and in its capacity as collateral agent in respect of the Existing Second Lien Notes and the New Second Lien Notes, or such other entity or entities as agreed to by Bellatrix and the Initial Consenting Noteholders, each acting reasonably.

“Secured Notes Accrued Interest” has the meaning ascribed thereto under the heading “Certain U.S. Federal Income Tax Considerations – Tax Treatment of the Exchanges”.

“Securityholder Released Parties” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction and Certain Related Matters – Arrangement – Releases and Waivers”.

“SEDAR” has the meaning ascribed thereto under the heading “Documents Incorporated by Reference”.

“Senior Note Exchange” has the meaning ascribed thereto under the heading “Certain U.S. Federal Income Tax Considerations”.

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“Senior Notes Accrued Interest” has the meaning ascribed thereto under the heading “Certain U.S. Federal Income Tax Considerations – Tax Treatment of the Exchanges”.

“Senior Unsecured Noteholder Claims” means all outstanding Obligations owing by any Person, whether as issuer, guarantor or otherwise, with respect to the Senior Unsecured Notes or the Senior Unsecured Notes Indenture as at the Effective Date, including, without limitation, all outstanding principal, accrued and unpaid interest at the applicable contract rate, and any fees and other payments (including any applicable prepayment and/or make-whole amounts) as at the Effective Date.

“Senior Unsecured Noteholder Group” means those Senior Unsecured Noteholders (i) that are under common control, ownership or management; or (ii) for which the same person, or an affiliate, manager or employee thereof, acts as investment manager, advisor or sub-advisor.

“Senior Unsecured Noteholder Meeting Package” means, collectively, this Information Circular (including the Senior Unsecured Noteholders’ Notice, the Notice of Application and the Interim Order), the form of proxy and Senior Unsecured Noteholder VIEF, along with such amendments or additional documents as the Applicants may determine are necessary or desirable and not inconsistent with the terms of the Interim Order.

“Senior Unsecured Noteholder New Common Share Pool” means New Common Shares representing approximately 51% (and for greater certainty, in no event less than 50.01%) of the aggregate Common Shares issued and outstanding immediately following the implementation of the Plan.

“Senior Unsecured Noteholder VIEF” means the Senior Unsecured Noteholder voting information and election form.

“Senior Unsecured Noteholders” means holders of Senior Unsecured Notes.

“Senior Unsecured Noteholders’ Arrangement Resolution” means the resolution of the Senior Unsecured Noteholders relating to the Arrangement to be considered at the Senior Unsecured Noteholders’ Meeting, substantially in the form attached as Appendix A to this Information Circular.

“Senior Unsecured Noteholders’ Meeting” means the meeting of the Senior Unsecured Noteholders as of the Record Date called and held pursuant to the Interim Order for the purpose of considering and voting on the Senior Unsecured Noteholders’ Arrangement Resolution and to consider such other matters as may properly come before such meeting and includes any adjournment(s) or postponement(s) of such meeting.

“Senior Unsecured Noteholders’ Notice” means the notice of the Senior Unsecured Noteholders’ Meeting.

“Senior Unsecured Notes” means the U.S. Dollar 8.5% senior unsecured notes due 2020 issued by Bellatrix pursuant to the Senior Unsecured Notes Indenture.

“Senior Unsecured Notes for Equity Exchanges” has the meaning ascribed thereto under the heading “Background to and Reasons for the Recapitalization Transaction – Senior Unsecured Notes for Equity Exchanges”.

“Senior Unsecured Notes Indenture” means the indenture dated as of May 21, 2015, among Bellatrix, as issuer, and the Senior Unsecured Notes Trustee, as amended from time to time.

“Senior Unsecured Notes Exchange Transaction” has the meaning ascribed thereto under the heading “Background to and Reasons for the Recapitalization Transaction – Senior Unsecured Notes Exchange Transaction”.

“Senior Unsecured Notes Trustee” means U.S. Bank National Association in its capacity as trustee under the Senior Unsecured Notes Indenture, and any successor thereof.

“Share Consolidation” has the meaning ascribed thereto under the heading “Arrangement Steps”.

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“Shareholder Meeting Package” means, collectively, this Information Circular (including the Shareholders’ Notice, the Notice of Application and the Interim Order), the form of proxy and the Letter of Transmittal, along with such amendments or additional documents as the Applicants may determine are necessary or desirable and not inconsistent with the terms of the Interim Order.

“Shareholders” means holders of Common Shares, in their capacities as such.

“Shareholders’ Arrangement Resolution” means the resolution of the Shareholders relating to the Arrangement to be considered at the Shareholders’ Meeting, substantially in the form attached as Appendix C to this Information Circular.

“Shareholders’ Meeting” means the annual and special meeting of the Shareholders as of the Record Date to be called and held for the purpose of considering and voting on the matters set out in the Shareholders’ Notice pursuant to the Interim Order, as applicable, and to consider such other matters as may properly come before such meeting and includes any adjournment(s) or postponement(s) of such meeting.

“Shareholders’ Notice” means the notice of the Shareholders’ Meeting.

“Small Issue Exception” has the meaning ascribed thereto under the heading “Certain U.S. Federal Income Tax Considerations – Tax Treatment of the Exchanges”.

“Special Committee” means the independent special committee of the Board comprised of Messrs. Cuthbertson, McInnis, and Dunn.

“Special Meeting Resolutions” means, collectively, the Continuance Resolution, the Stated Capital Reduction Resolution, the Shareholders’ Arrangement Resolution and the Warrant Transactions Resolution.

“Stated Capital Reduction” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction and Certain Related Matters – Stated Capital Reduction”.

“Stated Capital Reduction Resolution” means the special resolution of the Shareholders approving the Stated Capital Reduction, the full text of which is set forth in Appendix C to this Information Circular.

“Support Agreements” means, together, the Noteholder Support Agreement and the Debentureholder Support Agreement.

“Surrender Offer” has the meaning ascribed thereto under the heading “Statement of Executive Compensation – Option Plan”.

“Tax Act” means the Income Tax Act (Canada), as amended.

“Tax Proposals” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations”.

“taxable capital gain” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

“TFSA” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”.

“Transfer Agent” means Computershare Trust Company of Canada.

“Treasury Regulations” means the U.S. Treasury Regulations promulgated under the Code.

“Trustees” means, together, the Senior Unsecured Notes Trustee and the Convertible Debenture Trustee.

“TSX” means the Toronto Stock Exchange.

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“TSX Approval Matters” has the meaning ascribed thereto under the heading “Quorum and Voting Requirements – Shareholders’ Meeting”.

“Unallocated Award Resolution” has the meaning ascribed thereto under the heading “Annual Meeting of Shareholders – Approval of Unallocated Awards pursuant to the Award Plan.”

“U.S.” or “United States” means the “United States” as defined in Regulation S.

“U.S. Dollars” or “US$” means the lawful currency of the United States of America.

“U.S. GAAP” has the meaning ascribed thereto under the heading “Reporting Currencies and Accounting Principles”.

“U.S. Securities Laws” means, collectively, the 1933 Act, 1934 Act and the rules and regulations of the SEC.

“Voting Deadline” means 5:00 p.m. on May 21, 2019 or such later date as may be agreed by the Applicants, in consultation with the Initial Consenting Noteholders in the event that the Meetings are postponed or adjourned.

“Voting Parties” means, collectively, the Debtholders and Shareholders that are entitled to vote at the Senior Unsecured Noteholders’ Meeting, the Convertible Debentureholders’ Meeting and/or the Shareholders’ Meeting, as applicable.

“Warrant Amendment” has the meaning ascribed thereto under the heading “Warrant Transactions”.

“Warrant Issuance” has the meaning ascribed thereto under the heading “Warrant Transactions”.

“Warrant Transactions” means, together, the Warrant Amendment and the Warrant Issuance.

“Warrant Transactions Resolution” means the ordinary resolution of the Shareholders approving the Warrant Transactions, the full text of which is set forth in Appendix C to this Information Circular.

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BELLATRIX EXPLORATION LTD.

NOTICE OF MEETING OF SENIOR UNSECURED DEBTHOLDERS

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated April 16, 2019, a meeting (the “Senior Unsecured Noteholders’ Meeting”) of holders (the “Senior Unsecured Noteholders”) of the existing 8.5% senior unsecured notes due 2020 (the “Senior Unsecured Notes”) issued pursuant to the indenture dated as of May 21, 2015, among Bellatrix Exploration Ltd. (“Bellatrix” or the “Corporation”), as issuer, and U.S. Bank National Association, in its capacity as trustee, as amended from time to time, will be held at the Gerwing Room at the Residence Inn by Marriott, 610 10 Ave. SW, Calgary, Alberta, T2R 1M3, on May 23, 2019 at 9:30 a.m. (MDT) for the following purposes:

1.

to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Senior Unsecured Noteholders’ Arrangement Resolution”), the full text of which is set out in Appendix A to the accompanying management information circular dated April 18, 2019 (the “Information Circular”), approving an arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act, which Arrangement is more particularly described in the Information Circular; and

2.	to transact such further and other business as may properly come before the Senior Unsecured Noteholders’ Meeting or the reconvening of any adjournment or postponement thereof.

AND NOTICE IS HEREBY GIVEN that the Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, as provided by Section 3(a)(10) thereof, with respect to the issuance of certain New Common Shares, New Third Lien Notes, Additional New Third Lien Notes (if any) and New Second Lien Notes (as each such term is defined in the accompanying Information Circular) to be issued pursuant to the Arrangement.

Additional information on the above matters can be found in the Information Circular.

The record date for entitlement to notice of the Senior Unsecured Noteholders’ Meeting has been set by the Court as of April 16, 2019 (the “Record Date”). Senior Unsecured Noteholders entitled to vote at the Senior Unsecured Noteholders’ Meeting will be entitled to one vote for each US$1,000 principal amount of Senior Unsecured Notes owed to such Senior Unsecured Noteholder as of 5:00 p.m. (EDT) on the Record Date in respect of the Senior Unsecured Noteholders’ Arrangement Resolution and any other matters to be considered at the Senior Unsecured Noteholders’ Meeting.

Subject to any further order of the Court, the Court has set the quorum for the Senior Unsecured Noteholders’ Meeting at two or more persons entitled to vote at the Senior Unsecured Noteholders’ Meeting present in person or represented by proxies.

The Information Circular, this notice, the Senior Unsecured Noteholder proxy and voting information and election form (the “Senior Unsecured Noteholder VIEF”) (collectively, the “Senior Unsecured Noteholder Meeting Package”) are being distributed to Senior Unsecured Noteholders as at the Record Date and are available online under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Senior Unsecured Noteholders are reminded to review the Senior Unsecured Noteholder Meeting Package before voting.

If you receive these materials through your broker, custodian, investment dealer, nominee, bank, trust company or other intermediary (an “Intermediary”), you should follow the instructions provided by such Intermediary in order to vote your Senior Unsecured Notes and receive certain consideration described in the Information Circular (if applicable).

All Senior Unsecured Noteholders are requested to vote in accordance with the instructions provided on the Senior Unsecured Noteholder proxy or the Senior Unsecured Noteholder VIEF, as applicable. In order to cast a vote at the Senior Unsecured Noteholders’ Meeting, beneficial holders of the Senior Unsecured Notes must submit to their respective Intermediaries at or prior to 5:00 p.m. (EDT) on May 21, 2019, or such later date as may be agreed by Bellatrix, in consultation with the Initial Consenting Noteholders (as such term is defined in the Information Circular) in the event that the Senior Unsecured Noteholders’ Meeting is postponed or adjourned (the “Voting Deadline”) or such earlier deadline as an Intermediary may advise the applicable beneficial holder, their duly completed Senior Unsecured Noteholder proxy and/or Senior Unsecured Noteholder VIEF (or such other

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documentation or information as the Intermediary may customarily request for purposes of obtaining voting and election instructions), following which Intermediaries shall provide such voting and election instructions to Kingsdale Advisors, Bellatrix’s proxy and information agent (the “Proxy and Information Agent”).

Senior Unsecured Noteholders that vote in favour of the Plan and submit their early consent election as set forth in the Information Circular by 5:00 p.m. (EDT) on May 15, 2019, or such later date as Bellatrix may determine, in consultation with the Initial Consenting Noteholders (the “Early Consent Date”), will be entitled to receive their pro rata share of the New Second Lien Notes as partial consideration for the exchange of their Senior Unsecured Notes, in addition to their pro rata share (taking into account the exchange of a portion of such holders’ Senior Unsecured Notes for New Second Lien Notes) of the New Third Lien Notes and the New Common Shares on the terms set out in the Plan and the Information Circular. Senior Unsecured Noteholders that do not vote in favour of the Plan and submit their early consent election by the Early Consent Date will be entitled to receive only their pro rata share of the New Third Lien Notes and the New Common Shares in consideration for the exchange of their Senior Unsecured Notes, and no New Second Lien Notes. All Senior Unsecured Noteholders will also be entitled to receive either a cash payment or additional New Third Lien Notes with respect to certain accrued and unpaid interest in respect of the Senior Unsecured Notes, as set out in the Plan and the Circular.

Senior Unsecured Noteholders may attend the Senior Unsecured Noteholders’ Meeting in person or may appoint another person as proxyholder. The Senior Unsecured Noteholder proxy nominates Charles Kraus, the Executive Vice President, General Counsel and Corporate Secretary of Bellatrix, or Maxwell Lof, the Chief Financial Officer of Bellatrix, and either one of them with full power of substitution as proxyholders. A Senior Unsecured Noteholder may appoint another person as his, her or its proxyholder by contacting Kingsdale Advisors and following the instructions as provided. Senior Unsecured Noteholders requiring assistance should contact the Proxy and Information Agent. Persons appointed as proxyholders need not be Senior Unsecured Noteholders.

Subject to any further order of the Court, the Senior Unsecured Noteholders’ Arrangement Resolution must be passed by at least two-thirds (66 2⁄3%) of the votes cast by the Senior Unsecured Noteholders entitled to vote at the Senior Unsecured Noteholders’ Meeting and present in person or represented by proxy, voting together as a single class, at the Senior Unsecured Noteholders’ Meeting. The implementation of the Arrangement is subject to, among other things, the approval of the Arrangement by holders of Bellatrix’s Convertible Debentures (as such term is defined in the Information Circular) at a separate meeting, other approvals as may be required by the Court and the TSX, any applicable regulatory approvals, the approval of the Court and the satisfaction or waiver of other applicable conditions to the Arrangement. The hearing to seek Court approval of the Plan is scheduled to be heard at the Court, located at 330 University Avenue, Toronto, Ontario, at 10:00 a.m. (EDT) on May 28, 2019.

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Dated at Calgary, Alberta, this 18th day of April, 2019.

BY ORDER OF THE BOARD OF DIRECTORS OF BELLATRIX EXPLORATION LTD.

(signed) “Charles R. Kraus”
Executive Vice President, General Counsel and Corporate Secretary

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BELLATRIX EXPLORATION LTD.

NOTICE OF MEETING OF CONVERTIBLE DEBENTUREHOLDERS

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated April 16, 2019, a meeting (the “Convertible Debentureholders’ Meeting”) of holders (the “Convertible Debentureholders”) of 6.75% convertible unsecured subordinated debentures due 2021 (the “Convertible Debentures”) issued pursuant to the indenture dated as of August 9, 2016 between Bellatrix Exploration Ltd. (“Bellatrix” or the “Corporation”), as issuer, and Computershare Trust Company of Canada, in its capacity as trustee, as amended from time to time, will be held at the Gerwing Room at the Residence Inn by Marriott, 610 10 Ave. SW, Calgary, Alberta, T2R 1M3, on May 23, 2019 at 10:00 a.m. (MDT) for the following purposes:

1.

to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Convertible Debentureholders’ Arrangement Resolution”), the full text of which is set out in Appendix B to the accompanying management information circular dated April 18, 2019 (the “Information Circular”), approving an arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act, which Arrangement is more particularly described in the Information Circular; and

2.	to transact such further and other business as may properly come before the Convertible Debentureholders’ Meeting or the reconvening of any adjournment or postponement thereof.

AND NOTICE IS HEREBY GIVEN that the Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, as provided by Section 3(a)(10) thereof, with respect to the issuance of certain New Common Shares (as such term is defined in the accompanying Information Circular) to be issued pursuant to the Arrangement.

Additional information on the above matters can be found in the Information Circular.

The record date for entitlement to notice of the Convertible Debentureholders’ Meeting has been set by the Court as of April 16, 2019 (the “Record Date”). Convertible Debentureholders entitled to vote at the Convertible Debentureholders’ Meeting will be entitled to one vote for each $1,000 principal amount of Convertible Debentures owed to such Convertible Debentureholder as of 5:00 p.m. (EDT) on the Record Date in respect of the Convertible Debentureholders’ Arrangement Resolution and any other matters to be considered at the Convertible Debentureholders’ Meeting.

Subject to any further order of the Court, the Court has set the quorum for the Convertible Debentureholders’ Meeting at two or more persons entitled to vote at the Convertible Debentureholders’ Meeting present in person or represented by proxies.

The Information Circular, this notice, the Convertible Debentureholder proxy and voting information and election form (the “Convertible Debentureholder VIEF”) (collectively, the “Convertible Debentureholder Meeting Package”) are being distributed to Convertible Debentureholders as at the Record Date and are available online under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Convertible Debentureholders are reminded to review the Convertible Debentureholder Meeting Package before voting.

If you receive these materials through your broker, custodian, investment dealer, nominee, bank, trust company or other intermediary (an “Intermediary”), you should follow the instructions provided by such Intermediary in order to vote your Convertible Debentures and receive certain additional consideration described in the Information Circular (if applicable).

All Convertible Debentureholders are requested to vote in accordance with the instructions provided on the Convertible Debentureholder proxy or the Convertible Debentureholder VIEF, as applicable. In order to cast a vote at the Convertible Debentureholders’ Meeting, beneficial holders of the Convertible Debentures must submit to their respective Intermediaries at or prior to 5:00 p.m. (EDT) on May 21, 2019, or such later date as may be agreed by Bellatrix, in consultation with the Initial Consenting Noteholders (as such term is defined in the Information Circular) in the event that the Convertible Debentureholders’ Meeting is postponed or adjourned (the “Voting

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Deadline”) or such earlier deadline as an Intermediary may advise the applicable beneficial holder, their duly completed Convertible Debentureholder proxy and/or Convertible Debentureholder VIEF (or such other documentation or information as the Intermediary may customarily request for purposes of obtaining voting and election instructions), following which Intermediaries shall provide such voting and election instructions to Kingsdale Advisors, Bellatrix’s proxy and information agent (the “Proxy and Information Agent”).

Convertible Debentureholders will be entitled to receive their pro rata share of a pool of New Common Shares representing approximately 27.5% of the aggregate issued and outstanding common shares in the capital of Bellatrix (“Common Shares”) immediately following the implementation of the Arrangement in consideration for the exchange of their Convertible Debentures. Convertible Debentureholders that vote in favour of the Plan by 5:00 p.m. (EDT) on May 15, 2019, or such later date as Bellatrix may determine in consultation with the Initial Consenting Noteholders, will also be entitled to receive additional consideration in exchange for their Convertible Debentures in the form of their pro rata share of a pool of New Common Shares representing approximately 5% of the aggregate issued and outstanding Common Shares immediately following the implementation of the Arrangement. The foregoing treatment of Convertible Debentures under the Arrangement shall be subject to the Corporation’s right, pursuant to the Arrangement, on or prior to the effective date of the Arrangement, to repay the Convertible Debentures in full with cash from proceeds of one or more equity issuances for up to 32.5% of the aggregate Common Shares issued and outstanding immediately following implementation of the Arrangement, and to the extent such equity issuances are for less than 32.5% of the aggregate Common Shares issued and outstanding immediately following implementation of the Arrangement, any such difference shall reduce the dilution in respect of the holders of the existing Common Shares. Such equity issuances would be subject to TSX approval and the Common Shares that may be issuable thereunder have not been approved for TSX listing.

Convertible Debentureholders may attend the Convertible Debentureholders’ Meeting in person or may appoint another person as proxyholder. The Convertible Debentureholder proxy nominates Charles Kraus, the Executive Vice President, General Counsel and Corporate Secretary of Bellatrix, or Maxwell Lof, the Chief Financial Officer of Bellatrix, and either one of them with full power of substitution as proxyholders. A Convertible Debentureholder may appoint another person as his, her or its proxyholder by contacting Kingsdale Advisors and following the instructions provided. Convertible Debentureholders requiring assistance should contact the Proxy and Information Agent. Persons appointed as proxyholders need not be Convertible Debentureholders.

Subject to any further order of the Court, the Convertible Debentureholders’ Arrangement Resolution must be passed by at least two-thirds (66 2⁄3%) of the votes cast by the Convertible Debentureholders entitled to vote at the Convertible Debentureholders’ Meeting and present in person or represented by proxy, voting together as a single class, at the Convertible Debentureholders’ Meeting. The implementation of the Arrangement is subject to, among other things, the approval of the Arrangement by holders of Bellatrix’s Senior Unsecured Notes (as such term is defined in the Information Circular) at a separate meeting, other approvals as may be required by the Court and the TSX, any applicable regulatory approvals, the approval of the Court and the satisfaction or waiver of other applicable conditions to the Arrangement. The hearing to consider Court approval of the Arrangement is scheduled to be heard at the Court, located at 330 University Avenue, Toronto, Ontario, at 10:00 a.m. (EDT) on May 28, 2019.

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Dated at Calgary, Alberta, this 18th day of April, 2019.

BY ORDER OF THE BOARD OF DIRECTORS OF BELLATRIX EXPLORATION LTD.

(signed) “Charles R. Kraus”
Executive Vice President, General Counsel and Corporate Secretary

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BELLATRIX EXPLORATION LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated April 16, 2019, an annual and special meeting (the “Shareholders’ Meeting”) of the holders (the “Shareholders”) of the common shares (the “Common Shares”) of Bellatrix Exploration Ltd. (“Bellatrix” or the “Corporation”) will be held at the Gerwing Room at the Residence Inn by Marriott, 610 10 Ave. SW, Calgary, Alberta, T2R 1M3, on May 23, 2019 at 10:30 a.m. (MDT) for the following purposes:

1.

consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Continuance Resolution”) approving the continuance of Bellatrix into the federal jurisdiction of Canada under the Canada Business Corporations Act (the “CBCA”) and the repeal and replacement of the existing by-laws of the Corporation with a new By-Law No. 1 upon completion of the continuance;

2.

consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Stated Capital Reduction Resolution”) authorizing a reduction of the stated capital of the Common Shares, as more particularly described in the accompanying management information circular dated April 18, 2019 (the “Information Circular”);

3.

consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Shareholders’ Arrangement Resolution”) approving an arrangement (the “Arrangement”) pursuant to Section 192 of the CBCA, which Arrangement is more particularly described in the Information Circular;

4.

consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution (the “Warrant Transactions Resolution” and, together with the Continuance Resolution, the Stated Capital Reduction Resolution and the Shareholders’ Arrangement Resolution, the “Special Meeting Resolutions”) approving an amendment to the exercise price of the Second Lien Exchange Warrants (as defined in the Information Circular) and the issuance of warrants on the same terms as the amended Second Lien Exchange Warrants, which is more particularly described in the Information Circular (collectively, the “Warrant Transactions”);

5.	receive the financial statements of the Corporation for the year ended December 31, 2018, including the auditor’s report thereon;

6.	fix the number of directors of the Corporation (the “Directors”) to be elected at the Shareholders’ Meeting at eight (8);

7.	elect the Directors of the Corporation;

8.	re-appoint the auditor of the Corporation for the ensuing year and authorize the Directors to fix the remuneration to be paid to the auditor;

9.

consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving all unallocated awards under the Corporation’s award plan as more particularly described in the Information Circular;

10.	consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the Corporation’s approach to executive compensation (the “Say-on-Pay Resolution”); and

11.	transact such further and other business as may properly come before the Shareholders’ Meeting or the reconvening of any adjournment or postponement thereof.

The full text of the resolutions set out in paragraphs 1 through 4, 9 and 10 above are set forth in Appendix C to the Information Circular.

Capitalized terms used herein, and not otherwise defined, have the meanings set forth in the Information Circular.

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Bellatrix reserves the right, in its sole discretion, to withdraw the Continuance Resolution, the Stated Capital Reduction Resolution, the Warrant Transactions Resolution and/or the Shareholders’ Arrangement Resolution from being put before the Shareholders’ Meeting.

Additional information on the above matters can be found in the Information Circular.

The record date for entitlement to notice of the Shareholders’ Meeting is April 16, 2019 (the “Record Date”). At the Shareholders’ Meeting, each Shareholder as of 5:00 p.m. (EDT) on the Record Date will have one vote for each Common Share held as at the Record Date.

Subject to any further order of the Court, the Court has set the quorum for the Shareholders’ Meeting with respect to the Special Meeting Resolutions at two or more persons entitled to vote at the Shareholders’ Meeting present in person or represented by proxy.

The Information Circular, this notice, the form of Shareholder proxy, the form of shareholder voting instruction form and a letter of transmittal (collectively, the “Shareholder Meeting Package”) are being mailed to Shareholders of record as at the Record Date and are available online under the Corporation’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Shareholders are reminded to review the Shareholder Meeting Package before voting.

If you receive these materials through your broker, custodian, investment dealer, nominee, bank, trust company or other intermediary (an “Intermediary”), you should follow the instructions provided by such Intermediary in order to vote your Common Shares.

All Shareholders are requested to vote in accordance with the instructions provided on the appropriate proxy or voting instruction form, as applicable, using one of the available methods. In order to be effective, proxies and voting instruction forms must be received by the Corporation’s transfer agent at or prior to 5:00 p.m. (EDT) on May 21, 2019, or such later date as may be agreed by Bellatrix, in consultation with the Initial Consenting Noteholders in the event that the Shareholders’ Meeting is postponed or adjourned (the “Voting Deadline”) or such earlier deadline as an Intermediary may advise the applicable beneficial holder.

Registered holders of Common Shares can submit their proxy (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5; (ii) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or (iii) by facsimile to (416) 263- 9524 or 1-866-249-7775. If you vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form.

If you receive more than one proxy form because you own Common Shares registered in different names or addresses, each proxy form should be completed and returned.

If you receive these materials through an Intermediary, please complete and sign the materials in accordance with the instructions provided to you by such Intermediary.

Registered holders of Common Shares may attend the Shareholders’ Meeting in person or may appoint another person as proxyholder. The form of proxy accompanying the Information Circular nominates Charles Kraus, the Executive Vice President, General Counsel and Corporate Secretary of Bellatrix, or Maxwell Lof, the Chief Financial Officer of Bellatrix, and either one of them with full power of substitution as proxyholders. A Shareholder may appoint another person as its proxyholder by inserting the name of such person in the space provided in the form of proxy, or by completing another valid form of proxy. Persons appointed as proxyholders need not be Shareholders.

The vote required to pass the Continuance Resolution, the Stated Capital Reduction Resolution and, subject to any further order of the Court, the Shareholders’ Arrangement Resolution, is at least two-thirds (66 2⁄3%) of the votes cast by the Shareholders present in person or represented by proxy at the Shareholders’ Meeting and entitled to vote on each such resolution. The Warrant Transactions Resolution must be approved by a simple majority of all votes cast

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by Shareholders with respect to the Warrant Transactions Resolution, present in person or by proxy at the Shareholders’ Meeting. All other annual matters must be approved by a majority of the votes cast by the Shareholders present in person or represented by proxy at the Shareholders’ Meeting and entitled to vote on each such resolution. The Say-on-Pay Resolution is a non-binding advisory vote on the Board’s approach to executive compensation.

The TSX regulates the issuance of listed securities, such as the issuance of new shares by the Corporation, the issuance and amendment of warrants exercisable for such listed securities and the creation of new “control persons”. The TSX will require securityholder approval in a number of instances, including: (i) where an issuance of listed securities will “materially affect control”; (ii) where the issuance of listed securities would exceed 25% of the issued and outstanding securities and the price at which listed securities are to be issued is less than the Market Price of the listed securities; (iii) where the price per listed security will be lower than the discount to the Market Price permitted by the TSX; (iv) the amendment of warrants resulting in an exercise price that is less than the Market Price of the underlying security; and (v) the issuance of warrants to purchase listed securities with an exercise price that is less than the Market Price of the underlying security (collectively, the “TSX Approval Matters”). Such approvals are required under Sections 604(a)(i), 607(e), 607(g)(i), 607(i) and 608(a)(ii) of the TSX Company Manual. By voting in favour of the Shareholders’ Arrangement Resolution and the Warrant Transactions Resolution, as applicable, Shareholders will be voting with respect to the TSX Approval Matters that will be required as a result of the Common Shares to be issued pursuant to the Plan, as well as the Warrant Transactions. The policies of the TSX require that these resolutions must be approved by a simple majority of the votes cast by Shareholders represented in person or by proxy and voted at the Shareholders’ Meeting, excluding those Shareholders that hold Senior Unsecured Notes, Convertible Debentures or Second Lien Exchange Warrants. Shareholders that hold Senior Unsecured Notes, Convertible Debentures or Second Lien Exchange Warrants should contact Kingsdale Advisors, by: (i) telephone, toll-free in North America at 1-866-229-8874 or at 416-867-2272 outside of North America; or (ii) e-mail to corpaction@kingsdale.com. Based on the holdings information provided pursuant to the Support Agreements, no Initial Consenting Noteholders hold or control Common Shares and the Initial Consenting Debentureholder holds or controls 1,377,733 Common Shares, representing approximately 2% of the currently issued and outstanding Common Shares, which will be excluded for the purposes of calculating Shareholder approval with respect to the TSX Approval Matters.

The implementation of the Arrangement is subject to, among other things, the approval of the Arrangement by the Senior Unsecured Noteholders and Convertible Debentureholders at separate meetings, other approvals as may be required by the Court and the TSX, any applicable regulatory approvals, the approval of the Court and the satisfaction or waiver of other applicable conditions to the Arrangement. The hearing to consider Court approval of the Arrangement is scheduled to be heard at the Court, located at 330 University Avenue, Toronto, Ontario, at 10:00 a.m. (EDT) on May 28, 2019. Pursuant to the Interim Order, Bellatrix may seek Court approval of the Arrangement whether or not the Arrangement is approved by Shareholders at the Shareholders’ Meeting and notwithstanding whether the Shareholders’ Meeting is held.

Pursuant to Section 191 of the Business Corporations Act (Alberta), registered holders of Common Shares will have the right to dissent in respect of the Continuance Resolution and, if the Continuance becomes effective, to be paid by Bellatrix the fair value of the Common Shares in respect of which a registered Shareholder exercises such dissent right. If a registered Shareholder wishes to dissent, a written notice of dissent must be received by the Corporation at Suite 1900, 800 – 5th Avenue S.W., Calgary, Alberta T2P 3T6, Attention: Chuck Kraus, at or before the Shareholders’ Meeting. Details regarding the dissent right can be found in the accompanying Information Circular under “Description of the Recapitalization Transaction and Certain Related Matters – Continuance of Bellatrix from Alberta to Canada – Dissent Rights”. The Interim Order does not provide for any dissent rights with respect to the Shareholders’ Arrangement Resolution.

[signature page to follow.]

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Dated at Calgary, Alberta, this 18th day of April, 2019.

BY ORDER OF THE BOARD OF DIRECTORS OF BELLATRIX EXPLORATION LTD.

(signed) “Charles R. Kraus”
Executive Vice President, General Counsel and Corporate Secretary

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SUMMARY

This summary highlights selected information from this Information Circular to help Senior Unsecured Noteholders, Convertible Debentureholders and Shareholders understand the Recapitalization Transaction. Such parties should read this Information Circular carefully in its entirety to understand the terms of the Recapitalization Transaction as well as tax and other considerations that may be important to them in deciding whether to approve the Arrangement and certain related matters. Such parties should also pay special attention to the “Risk Factors” section of this Information Circular. The following summary is qualified in its entirety by reference to the detailed information contained or incorporated by reference in this Information Circular. Capitalized terms used herein, and not otherwise defined, have the meanings set forth under “Glossary of Terms”.

The Meetings

Pursuant to the Interim Order, Bellatrix has called the Senior Unsecured Debtholders’ Meeting and the Convertible Debentureholders’ Meeting to consider and, if deemed advisable, to pass, the Senior Unsecured Debtholders’ Arrangement Resolution and the Convertible Debentureholders’ Arrangement Resolution, respectively. Pursuant to the Interim Order, Bellatrix has called the Shareholders’ Meeting to, among other things, consider and, if deemed advisable, to pass, the Continuance Resolution, the Stated Capital Reduction Resolution, the Shareholders’ Arrangement Resolution and the Warrant Transactions Resolution. At the Shareholders’ Meeting, Shareholders will also be asked to consider certain annual matters. The Meetings will be held at the following places, dates and times:

Meeting	Location	Time & Date	Matters to be Considered as set forth in
Senior Unsecured Noteholders’ Meeting	Gerwing Room at the Residence Inn by Marriott, 610 10 Ave. SW, Calgary, Alberta, T2R 1M3	9:30 a.m. (MDT) on May 23, 2019	Senior Unsecured Noteholders’ Notice

Convertible Debentureholders’ Meeting		10:00 a.m. (MDT) on May 23, 2019	Convertible Debentureholders’ Notice

Shareholders’ Meeting		10:30 a.m. (MDT) on May 23, 2019	Shareholders’ Notice

Subject to any further Order of the Court, pursuant to the Interim Order: (i) quorum at each of the Senior Unsecured Noteholders’ Meeting and Convertible Debentureholders’ Meeting shall be two or more Persons entitled to vote at each such Meeting, as applicable, present in person or represented by proxies; and (ii) quorum at the Shareholders’ Meeting with respect to the Special Meeting Resolutions shall be two or more Persons entitled to vote at the Shareholders’ Meeting present in person or represented by proxies.

Voting at the Meetings

Subject to any further Order of the Court, pursuant to the Interim Order, those persons who are Senior Unsecured Noteholders on the Record Date are entitled to attend and vote at the Senior Unsecured Noteholders’ Meeting. Beneficial Senior Unsecured Noteholders shall be deemed to transfer their rights to vote on the Senior Unsecured Noteholders’ Arrangement Resolution and attend the Senior Unsecured Noteholders’ Meeting associated with their Senior Unsecured Notes upon the transfer of their beneficial ownership of such Senior Unsecured Notes to any transferee of such Senior Unsecured Notes on or prior to the Voting Deadline, or such earlier date as the applicable Intermediary may advise. Senior Unsecured Noteholders entitled to vote at the Senior Unsecured Noteholders’ Meeting will be entitled to one vote for each US$1,000 principal amount of Senior Unsecured Notes owed to such Senior Unsecured Noteholder as of the Record Date in respect of the Senior Unsecured Noteholders’ Arrangement Resolution and any other matters to be considered at the Senior Unsecured Noteholders’ Meeting.

Subject to any further Order of the Court, pursuant to the Interim Order, those persons who are Convertible Debentureholders on the Record Date are entitled to attend and vote at the Convertible Debentureholders’ Meeting. Beneficial Convertible Debentureholders shall be deemed to transfer their rights to vote on the Convertible Debentureholders’ Arrangement Resolution and attend the Convertible Debentureholders’ Meeting associated with their Convertible Debentures upon the transfer of their beneficial ownership of such Convertible Debentures to any transferee of such Convertible Debentures on or prior to the Voting Deadline, or such earlier date as its Intermediary may advise. Convertible Debentureholders entitled to vote at the Convertible Debentureholders’ Meeting will be entitled to one vote for each $1,000 principal amount of Convertible Debentures owed to such Convertible Debentureholder as of the Record Date in respect of the Convertible Debentureholders’ Arrangement Resolution and any other matters to be considered at the Convertible Debentureholders’ Meeting.

Registered Shareholders as of the Record Date are entitled to attend and vote at the Shareholders’ Meeting. Shareholders will be entitled to one vote for each Common Share held as at the Record Date.

See “Entitlement to Vote and Attend” and “Non-Registered Holders”

Securityholder Approvals

Subject to any further Order of the Court, the Senior Unsecured Noteholders’ Arrangement Resolution must be passed by at least two-thirds (66 2⁄3%) of the votes cast by the Senior Unsecured Noteholders present in person or represented by proxy that are entitled to vote on the Senior Unsecured Noteholders’ Arrangement Resolution.

Subject to any further Order of the Court, the Convertible Debentureholders’ Arrangement Resolution must be passed by at least two-thirds (66 2⁄3%) of the votes cast by the Convertible Debentureholders present in person or represented by proxy that are entitled to vote on the Convertible Debentureholders’ Arrangement Resolution

The vote required to pass the Continuance Resolution, the Stated Capital Reduction Resolution and, subject to any further Order of the Court, the Shareholders’ Arrangement Resolution, is at least two-thirds (66 2⁄3%) of the votes cast by the Shareholders present in person or represented by proxy at the Shareholders’ Meeting and entitled to vote on each such resolution. The Warrant Transactions Resolution must be approved by a simple majority of all votes cast by Shareholders with respect to the Warrant Transactions Resolution, present in person or by proxy at the Shareholders’ Meeting.

The Recapitalization Transaction is supported by holders of approximately 90% of the Senior Unsecured Notes and 50% of the Convertible Debentures. Such parties have entered into the Support Agreements pursuant to which they have agreed, among other things and subject to the terms of such agreements, to vote in favour of the Arrangement.

See “Quorum and Voting Requirements”, “Noteholder Support Agreement” and “Convertible Debentureholder Support Agreement”.

Required Approval for the Arrangement

The Arrangement requires approval by the Court. Prior to the mailing of this Information Circular, Bellatrix obtained the Interim Order providing for the calling and holding of the Senior Unsecured Noteholders’ Meeting, the Convertible Debentureholders’ Meeting and the Shareholders’ Meeting, and other procedural matters. A copy of the Interim Order is attached hereto as Appendix L and forms part of this Information Circular. The Notice of Application for the Final Order is attached hereto as Appendix K and forms part of this Information Circular.

The hearing in respect of the Final Order is currently scheduled to take place at 330 University Avenue, Toronto, Ontario at 10:00 a.m. (EDT) on May 28, 2019. Pursuant to the Interim Order and subject to any further Order of the Court, the only persons entitled to appear and be heard at such hearing shall be the Applicants, the CBCA Director, the Senior Unsecured Noteholders, the Convertible Debentureholders, the Trustees, the Shareholders, the First Lien Lenders, the Existing Second Lien Noteholders and any person who filed a Notice of Appearance in accordance with the Notice of Application, the Interim Order and the Rules of Civil Procedure, as well as their respective legal counsel.

At the hearing for the Final Order, the Court will consider, among other things, the procedural and substantive fairness and reasonableness of the Arrangement and the approval of: (i) the Senior Unsecured Noteholders’ Arrangement Resolution by the Senior Unsecured Noteholders at the Senior Unsecured Noteholders’ Meeting; (ii) the Convertible Debentureholders’ Arrangement Resolution by the Convertible Debentureholders at the Convertible Debentureholders’ Meeting; and (iii) the Shareholders’ Arrangement Resolution by the Shareholders at the Shareholders’ Meeting. Pursuant to the Interim Order, Bellatrix may seek the Final Order even if the Shareholders’

Arrangement Resolution is not approved by the Shareholders at the Shareholders’ Meeting. The Interim Order does not provide for any dissent rights with respect to the Shareholders’ Arrangement Resolution.

The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

See “Description of the Recapitalization Transaction and Certain Related Matters – Required Approvals for the Arrangement”.

Description of the Recapitalization Transaction

Continuance

Subject to Shareholder approval, prior to the hearing for the Final Order, it is anticipated that Bellatrix will continue from the jurisdiction of Alberta into the jurisdiction of Canada and be registered as a CBCA corporation. The Board believes that it is in the best interests of Bellatrix to continue into a CBCA corporation to effect the Plan pursuant to the CBCA.

At the Shareholders’ Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the Continuance Resolution, the full text of which is set out in Appendix C. In order to become effective, the Continuance must be approved by at least two-thirds (66 2⁄3%) of all votes cast with respect to the Continuance Resolution by Shareholders, present in person or by proxy at the Shareholders’ Meeting.

The ABCA and the CBCA permit Bellatrix to continue under the CBCA with the authority of a special resolution of the Shareholders, the consent of the Registrar of Corporations, Alberta and upon complying with certain procedures and filing certain forms. A Registered Shareholder has Dissent Rights, see “Continuance Right of Dissent”. Upon the completion of the Continuance, Bellatrix will be treated as if it had been incorporated under the CBCA.

If the Shareholders approve the Continuance, the Articles of Continuance will be filed with the Director subsequent to the Shareholders’ Meeting and prior to the filing of the Articles of Arrangement.

See “Description of the Recapitalization Transaction and Certain Related Matters – Continuance of Bellatrix from Alberta to Canada”.

Stated Capital Reduction

Subject to Shareholder approval, prior to the hearing for the Final Order, it is anticipated that Bellatrix will reduce the Corporation’s stated capital account of its Common Shares by $800,000,000, without any payment thereon.

See “Description of the Recapitalization Transaction and Certain Related Matters – Stated Capital Reduction”.

Plan

The Plan contemplates a series of steps leading to a realignment of Bellatrix’s capital structure. These steps include, among other things: (i) the Share Consolidation; (ii) the exchange of Senior Unsecured Notes in the aggregate principal amount of approximately US$145.8 million, plus the Exchange Interest Amount for (A) in the case of each Consenting Noteholder, New Second Lien Notes in a principal amount equal to its Consenting Noteholder New Second Lien Note Amount and its Consenting Noteholder Pro Rata Share of each of the New Third Lien Notes and the Senior Unsecured Noteholder New Common Share Pool (such pool representing approximately 51% of the Common Shares issued and outstanding immediately following implementation of the Recapitalization Transaction) and (B) in the case of each Senior Unsecured Noteholder that is not a Consenting Noteholder, its Non-Consenting Noteholder Pro Rata Share of each of the New Third Lien Notes and the Senior Unsecured Noteholder New Common Share Pool; (iii) the payment in cash of the Cash Interest Payment, provided that the Corporation and the Initial Consenting Noteholders will have the right to agree, prior to closing of the Recapitalization Transaction, that in lieu of paying the Cash Interest Payment in cash on the Effective Date, the Corporation will issue to the Senior Unsecured Noteholders Additional New Third Lien Notes in an aggregate principal amount equal to the amount of the Cash Interest Payment; (iv) the exchange of the Convertible Debentures in the aggregate principal amount of approximately $50 million, plus all accrued and unpaid interest thereon, for (A) in the case of each Consenting

Debentureholder, its Consenting Debentureholder Pro Rata Share of the Consenting Debentureholder Early Consent New Common Share Pool (such pool representing approximately 5% of the Common Shares immediately following implementation of the Recapitalization Transaction) and its Convertible Debentureholder Pro Rata Share of the Convertible Debentureholder New Common Share Pool (such pool representing approximately 27.5% of the Common Shares immediately following implementation of the Recapitalization Transaction) and (B) in the case of each Convertible Debentureholder that is not a Consenting Debentureholder, its Convertible Debentureholder Pro Rata Share of the Convertible Debentureholder New Common Share Pool; and (v) the Corporation shall have the right, on or prior to the Effective Date, to repay the Convertible Debentures with cash from proceeds of one or more equity issuances for up to 32.5% of the aggregate Common Shares issued and outstanding immediately following implementation of the Recapitalization Transaction, and to the extent such equity issuances are for less than 32.5% of the aggregate Common Shares issued and outstanding immediately following implementation of the Recapitalization Transaction, any such difference shall reduce the dilution in respect of the existing Shareholders.

See “Description of the Recapitalization Transaction and Certain Related Matters – Plan”.

Share Consolidation

The Plan provides for the Share Consolidation, pursuant to which the issued and outstanding Common Shares will be consolidated on the basis of one Common Share for every 12 Common Shares outstanding immediately prior to the Effective Date. Based on 80,909,225 Common Shares issued and outstanding on April 15, 2019, the Share Consolidation will reduce the number of issued and outstanding Common Shares to approximately 6,742,435 Common Shares (prior to the issuance of the New Common Shares contemplated in the Recapitalization Transaction). No fractional Common Shares will be issued in connection with the Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional Common Share upon the Share Consolidation, such fraction will be rounded down to the nearest whole number of Common Shares. No compensation will be issued to Shareholders as a result of rounding down. No cash shall be paid for fractional shares. Any holders of 11 or fewer Common Shares prior to the date of the Share Consolidation will not receive any Common Shares as a result of the Share Consolidation.

Senior Unsecured Noteholders, Convertible Debentureholders and Shareholders are being asked to approve the Arrangement, which includes the Share Consolidation, at the various Meetings.

Registered Shareholders will be required to complete, execute and return a Letter of Transmittal to the Transfer Agent to receive their consolidated Common Shares following the Share Consolidation. The Letter of Transmittal must be accompanied by the certificate(s) representing your Common Shares and all other required documents. Following the Effective Date, the Transfer Agent will issue and deliver Common Shares in accordance with your instructions in the Letter of Transmittal. A copy of the Letter of Transmittal is enclosed with a copy of this Information Circular or may be obtained upon request from the Transfer Agent.

See “Description of the Recapitalization Transaction and Certain Related Matters – Share Consolidation”.

Treatment of Senior Unsecured Noteholders

Pursuant to the Plan, the Senior Unsecured Notes, in the aggregate principal amount of approximately US$145.8 million, plus the Exchanged Interest Amount, will be exchanged for: (i) in the case of each Consenting Noteholder, New Second Lien Notes in a principal amount equal to its Consenting Noteholder New Second Lien Note Amount and its Consenting Noteholder Pro Rata Share of each of the New Third Lien Notes and the Senior Unsecured Noteholder New Common Share Pool and (ii) in the case of each Senior Unsecured Noteholder that is not a Consenting Noteholder, its Non-Consenting Noteholder Pro Rata Share of each of the New Third Lien Notes and the Senior Unsecured Noteholder New Common Share Pool. The Cash Interest Payment will be paid to Senior Unsecured Noteholders in cash, provided that the Corporation and the Initial Consenting Noteholders will have the right to agree, prior to closing of the Recapitalization Transaction, that in lieu of paying the Cash Interest Payment in cash on the Effective Date, the Corporation will issue to the Senior Unsecured Noteholders Additional New Third Lien Notes in an aggregate principal amount equal to the amount of the Cash Interest Payment.

The aggregate principal amount of the New Second Lien Notes is US$50 million. The New Second Lien Notes will constitute Additional Notes under the Existing Second Lien Note Purchase Agreement (or the Second Lien Notes Indenture, if converted) which will rank equally in right of payment with the Exchange Notes and will rank behind in right of payment to the New Money Notes thereunder. The aggregate principal amount of the New Third Lien Notes is US$50 million. The Senior Unsecured Noteholder New Common Share Pool is comprised of New Common Shares representing approximately 51% of the aggregate issued and outstanding Common Shares immediately following the implementation of the Recapitalization Transaction.

The amount of New Second Lien Notes that each Consenting Noteholder shall be entitled to under the Plan and the amount of New Third Lien Notes and, if applicable, Additional New Third Lien Notes that each Senior Unsecured Noteholder shall be entitled to under the Plan shall in each case be rounded down to the nearest multiple of US$1,000 without compensation therefor.

Pursuant to the Plan, the Initial Consenting Noteholders will have the one-time right to designate nominees for the Board that will comprise such proportion of the Board upon implementation of the Recapitalization Transaction as agreed to by the Corporation and the Initial Consenting Noteholders, and the composition and size of the Board on the Effective Date shall be acceptable to the Initial Consenting Noteholders and the Corporation. The Plan does not prescribe a set proportion of the Board that must be comprised of nominees of the Initial Consenting Noteholders. All nominees of the Initial Consenting Noteholders will be subject to election at the next annual general meeting of Shareholders.

See “Description of the Recapitalization Transaction and Certain Related Matters – Treatment of Senior Unsecured Noteholders”.

Treatment of Convertible Debentureholders

Pursuant to the Plan, the Convertible Debentures, in the aggregate principal amount of approximately $50 million, plus all accrued and unpaid interest, will be exchanged for (i) in the case of each Convertible Debentureholder that is a Consenting Debentureholder, its Consenting Debentureholder Pro Rata Share of the Consenting Debentureholder Early Consent New Common Share Pool and its Convertible Debentureholder Pro Rata Share of the Convertible Debentureholder New Common Share Pool and (ii) in the case of each Convertible Debentureholder that is not a Consenting Debentureholder, its Convertible Debentureholder Pro Rata Share of the Convertible Debentureholder New Common Share Pool.

Assuming that 90% of the Convertible Debentures are Consent Debentures and taking into account accrued interest assuming an Effective Date of May 30, 2019, Consenting Debentureholders will receive approximately 258 Common Shares per $1,000 of principal and accrued interest owing to such holders in respect of the Convertible Debentures held by them as of the Distribution Record Date, representing approximately a 40% discount to the $6.50 Market Price per post-Share Consolidation Common Share as of the date of the Debentureholder Support Agreement. Convertible Debentureholders that are not Consenting Debentureholders will receive approximately 215 Common Shares per $1,000 of principal and accrued interest owing to such holders in respect of the Convertible Debentures held by them as of the Distribution Record Date, representing approximately a 28% discount to the $6.50 Market Price per post-Share Consolidation Common Share as of the date of the Debentureholder Support Agreement.

Pursuant to the Plan, the Corporation shall have the right, on or prior to the Effective Date, to repay the Convertible Debentures in full with cash from proceeds of one or more equity issuances for up to 32.5% of the aggregate Common Shares issued and outstanding immediately following implementation of the Recapitalization Transaction, and to the extent such equity issuances are for less than 32.5% of the aggregate Common Shares issued and outstanding immediately following implementation of the Recapitalization Transaction, any such difference shall reduce the dilution in respect of the holders of the existing Common Shares. Such equity issuances would be subject to TSX approval and the Common Shares that may be issuable thereunder have not been approved for TSX listing.

See “Description of the Recapitalization Transaction and Certain Related Matters – Treatment of Convertible Debentureholders”.

Treatment of Shareholders

Pursuant to the Plan, Shareholders will retain their Common Shares, subject to the Share Consolidation, the rounding down of fractional Common Shares and the dilution resulting from the issuance of New Common Shares pursuant to the Recapitalization Transaction, such that the existing Common Shares will represent approximately 16.5% of the issued and outstanding Common Shares immediately following the implementation of the Recapitalization Transaction.

The Plan provides that the Corporation shall have the right, on or prior to the Effective Date, to repay the Convertible Debentures in full with cash from proceeds of one or more equity issuances for up to 32.5% of the aggregate Common Shares issued and outstanding immediately following implementation of the Recapitalization Transaction, and to the extent such equity issuances are for less than 32.5% of the aggregate Common Shares issued and outstanding immediately following implementation of the Recapitalization Transaction, any such difference shall reduce the dilution in respect of the existing Shareholders. Such equity issuances would be subject to TSX approval and the Common Shares that may be issuable thereunder have not been approved for TSX listing.

See “Description of the Recapitalization Transaction and Certain Related Matters – Treatment of Shareholders”.

U.S. Debtholders and Transfer Restrictions

The New Common Shares, New Second Lien Notes, New Third Lien Notes and Additional New Third Lien Notes (if any) have not been and will not be registered under the 1933 Act, or the securities laws of any state of the United States, and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the 1933 Act. See “Certain Regulatory and Other Matters Relating to the Recapitalization Transaction – United States”.

Releases and Waivers

The Plan includes releases in connection with the implementation of the Recapitalization Transaction in favour of the Released Parties.

See “Description of the Recapitalization Transaction and Certain Related Matters – Releases and Waivers”.

Conditions Precedent to Implementation of the Plan

The implementation of the Plan is conditional upon the fulfilment, satisfaction or waiver of a number of conditions precedent.

See “Conditions Precedent to Implementation of the Plan of Arrangement”.

Background to and Reasons for the Recapitalization Transaction

The Information Circular contains a summary of events leading up to the development of the Recapitalization Transaction and the execution of the Support Agreements and the Consent Agreements.

As a result of the Recapitalization Transaction:

(a)	the Corporation’s total debt will be reduced by approximately $110 million;

(b)	the Corporation’s annual cash interest payments will be reduced by over $12 million annually until December 31, 2021;

(c)	the Corporation will have no debt maturities in respect of non-revolving debt prior to 2023; and

(d)

the existing Common Shares will remain outstanding and, subject to the Share Consolidation, the rounding down of fractional Common Shares and the dilution resulting from the issuance of New Common Shares pursuant to the Recapitalization Transaction, will represent approximately 16.5% of the issued and outstanding Common Shares immediately following implementation of the Recapitalization Transaction.

See “Background to and Reasons for the Recapitalization Transaction” and “Effect of the Recapitalization Transaction”.

Peters & Co. Limited Opinions

Peters & Co. has provided the Special Committee and the Board with the Fairness Opinion and the CBCA Opinion. Copies of the Opinions are attached as Appendix J to this Information Circular.

In the Opinions, Peters & Co. concludes that, as of the date of the Opinions: (i) the Senior Unsecured Noteholders, the Convertible Debentureholders and the Shareholders would be in a better financial position, respectively, under the Recapitalization Transaction than if the Corporation were liquidated as, in each case, the estimated aggregate value of the consideration made available to Senior Unsecured Noteholders, Convertible Debentureholders and Shareholders, respectively, pursuant to the Recapitalization Transaction would exceed the estimated value the Senior Unsecured Noteholders, Convertible Debentureholders and Shareholders would receive in a liquidation, respectively; and (ii) the Recapitalization Transaction is fair, from a financial point of view, to the Corporation.

The Opinions describe the scope of the review undertaken by Peters & Co., the assumptions made by Peters & Co., the limitations on the use of the Opinions, and the basis of Peters & Co.’s fairness analysis for the purposes of the Opinions, among other matters. The summary of the Opinions set forth in this Information Circular is qualified in its entirety by reference to the full text of the Opinions. Peters & Co. has provided its written consent to the inclusion of the Opinions in this Information Circular.

See “Background to and Reasons for the Recapitalization Transaction – Peters  & Co. Limited Opinions”.

Recommendation of the Board of Directors

After careful consideration and based on several factors, including the Corporation’s current capital structure and financial position, the ongoing challenges in the Western Canadian oil and natural gas market, the Corporation’s review of potential alternatives, the lengthy and detailed consultation and negotiations with applicable debtholders, the advice of legal and financial advisors to the Corporation, the recommendation of the Special Committee and the Opinions, the Board unanimously determined that the proposed Recapitalization Transaction is the best available transaction for the Corporation in the circumstances and is in the best interests of the Corporation and its stakeholders, and approved the Plan and the Recapitalization Transaction contemplated thereby.

The Board also considered various factors discussed in the section entitled “Background to and Reasons for the Recapitalization Transaction”. Further, the Board took note of the fact that Senior Unsecured Noteholders holding approximately 90% of the Senior Unsecured Notes and a Convertible Debentureholder holding approximately 50% of the Convertible Debentures were supportive of the Recapitalization Transaction and would be entering into the Noteholder Support Agreement and the Debentureholder Support Agreement, respectively.

The Board unanimously recommends that the Senior Unsecured Noteholders, Convertible Debentureholders and Shareholders support and vote in favour of the Recapitalization Transaction.

See “Background to and Reasons for the Recapitalization Transaction – Recommendation of the Board of Directors”.

Support Agreements

In connection with the proposed Recapitalization Transaction, on March 28, 2019, the Corporation entered into (i) the Noteholder Support Agreement with the Initial Consenting Noteholders, collectively holding approximately 90% of the Corporation’s Senior Unsecured Notes (based on holdings of Senior Unsecured Notes disclosed to the Corporation in the Noteholder Support Agreement), and (ii) the Debentureholder Support Agreement with the Initial Consenting Debentureholder holding approximately 50% of the Corporation’s Convertible Debentures and approximately 2% of the Common Shares (based on holdings of Convertible Debentures and Common Shares disclosed to the Corporation in the Debentureholder Support Agreement). Pursuant to the Support Agreements, the Initial Consenting Noteholders and the Initial Consenting Debentureholder have agreed to, among other things, support the Recapitalization Transaction and vote in favour of the Plan, subject to the terms of the applicable Support Agreement.

For a summary of the Support Agreements, see “Noteholder Support Agreement” and “Convertible Debentureholder Support Agreement”.

Consent Agreements

In connection with the proposed Recapitalization Transaction, on March 28, 2019, the Corporation entered into the Consent Agreements, pursuant to which the Existing Second Lien Noteholders and the First Lien Lenders have, among other things, agreed to waive potential defaults under the terms and conditions of the Existing Second Lien Notes and First Lien Credit Agreement, respectively, which may result from the Corporation’s commencement of proceedings under the CBCA, subject to the terms of the Consent Agreements.

For a summary of the Consent Agreements, see “Consent Agreements”.

TSX Matters

Pursuant to the Plan, a total of 34,120,808 New Common Shares (being post-Share Consolidation Common Shares), subject to adjustment in accordance with the Plan, representing approximately 83.5% of the aggregate issued and outstanding Common Shares immediately following the implementation of the Recapitalization Transaction are expected to be issued to Senior Unsecured Noteholders (which will be receiving a total of 20,840,254 New Common Shares, subject to adjustment in accordance with the Plan) and Convertible Debentureholders (which will be receiving a total of 13,280,554 New Common Shares, subject to adjustment in accordance with the Plan). Shareholders will retain their Common Shares, subject to the Share Consolidation, the rounding down of fractional Common Shares and the dilution resulting from the issuance of New Common Shares pursuant to the Recapitalization Transaction, such that the existing Common Shares will represent approximately 16.5% of the issued and outstanding Common Shares immediately following the implementation of the Recapitalization Transaction.

As of April 15, 2019, the Corporation has 80,909,225 issued and outstanding Common Shares. The Recapitalization Transaction would increase the currently issued and outstanding Common Shares equivalent to 490,358,939 pre- Share Consolidation Common Shares, representing an increase of approximately 506%. The New Common Shares to be issued to the Senior Unsecured Noteholders pursuant to the Plan would increase the currently issued and outstanding Common Shares equivalent by 250,083,059 pre-Share Consolidation Common Shares, representing an increase of approximately 309%. The New Common Shares to be issued to the Convertible Debentureholders pursuant to the Plan would increase the currently issued and outstanding Common Shares equivalent by 159,366,665 pre-Share Consolidation Common Shares, representing an increase of approximately 197%.

After completion of the Recapitalization Transaction, Loomis (based on its holdings of Senior Unsecured Notes as disclosed to the Corporation in the Noteholder Support Agreement and the terms of the Recapitalization Transaction) is expected to own approximately 10,211,725 post-Share Consolidation Common Shares (equivalent to 122,540,698 pre-Share Consolidation Common Shares), representing approximately 24.99% of the outstanding Common Shares. See “Bellatrix After the Recapitalization Transaction – Principal Shareholders”.

As a result of the Warrant Amendment and the Warrant Issuance, the Existing Second Lien Noteholders will hold warrants exercisable for Common Shares equal to approximately 5% of the Common Shares to be outstanding immediately following the implementation of the Recapitalization Transaction, which warrants will reflect an exercise price of $3.03 per Common Share (post-Share Consolidation).

By voting in favour of the Shareholders’ Arrangement Resolution and the Warrant Transactions Resolution, as applicable, Shareholders will be voting with respect to the TSX Approval Matters that will be required as a result of the New Common Shares to be issued pursuant to the Plan, as well as in respect of the Warrant Amendment and the Warrant Issuance. See “Quorum and Voting Requirements – Shareholders’ Meeting”. Such approvals are required under Sections 604(a)(i), 607(e), 607(g)(i), 607(i) and 608(a)(ii) of the TSX Company Manual. The policies of the TSX require that these resolutions must be approved by a simple majority of the votes cast by Shareholders represented in person or by proxy and voted at the Shareholders’ Meeting, excluding those Shareholders that hold Senior Unsecured Notes, Convertible Debentures or Second Lien Exchange Warrants. Shareholders that hold Senior Unsecured Notes, Convertible Debentures or Second Lien Exchange Warrants should contact Kingsdale Advisors, by: (i) telephone, toll-free in North America at 1-866-229-8874 or at 416-867-2272 outside of North America; or (ii) e-mail to corpaction@kingsdale.com. Based on the holdings information provided pursuant to the Support Agreements, no Initial Consenting Noteholders hold or control Common Shares and the Initial Consenting Debentureholder holds or controls 1,377,733 Common Shares, representing approximately 2% of the currently issued and outstanding Common Shares, which will be excluded for the purposes of calculating Shareholder approval with respect to the TSX Approval Matters.

Income Tax Considerations

Canadian Income Tax Considerations

For a detailed description of the Canadian income tax consequences resulting from the Recapitalization Transaction, please refer to “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”.

United States Income Tax Considerations

For a detailed description of the United States income tax considerations resulting from the Exchanges, please refer to “Income Tax Considerations – Certain United States Federal Income Tax Considerations”.

Risk Factors

Debtholders and Shareholders should carefully consider the risk factors concerning the Recapitalization Transaction, non-implementation of the Recapitalization Transaction, the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes, the business of Bellatrix and the Common Shares, as well as tax risks and other related matters, described under “Risk Factors”.

INFORMATION CONCERNING THE MEETINGS

General

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of Management and the Board. No person has been authorized to give any information or to make any representations in connection with the Recapitalization Transaction other than those contained in this Information Circular and, if given or made, any such other information or representation should be considered as not having been authorized.

Meetings

Meeting	Location	Time & Date	Matters to be Considered as set forth in
Senior Unsecured Noteholders’ Meeting	Gerwing Room at the Residence Inn by Marriott, 610 10 Ave. SW, Calgary, Alberta, T2R 1M3	9:30 a.m. (MDT) on May 23, 2019	Senior Unsecured Noteholders’ Notice

Convertible Debentureholders’ Meeting		10:00 a.m. (MDT) on May 23, 2019	Convertible Debentureholders’ Notice

Shareholders’ Meeting		10:30 a.m. (MDT) on May 23, 2019	Shareholders’ Notice

SOLICITATION OF PROXIES

Management and the Board are soliciting proxies for use at the Meetings. Proxies will be solicited by mail and may also be solicited personally or by telephone, e-mail or other electronic means by the Proxy and Information Agent, and by the directors, officers and/or employees of Bellatrix. Directors, officers and employees of Bellatrix involved in the solicitation of proxies will not be specifically remunerated therefor.

Bellatrix has designated the individuals named on the enclosed form of proxy, Notices of Meeting, voting instruction form or request for voting instructions as persons whom Voting Parties may appoint as their proxyholders. If a Voting Party wishes to appoint an individual not named therein to represent such Voting Party at a Meeting that the Voting Party is entitled to attend, such Voting Party may do so by crossing out the names on the enclosed form and inserting the name of that other individual in the blank space provided on the enclosed form, or following such other instructions provided by their Intermediary. A Debtholder wishing to attend the meeting or appoint a proxy should contact the Proxy and Information Agent immediately to obtain the relevant form for appointment, which must be medallion stamped by the applicable Intermediary and returned to the Proxy and Information Agent ahead of the Voting Deadline. A proxyholder need not be a Voting Party. If the Voting Party is a corporation, its proxy must be executed by a duly authorized officer or properly appointed attorney.

Bellatrix has retained Kingsdale Advisors as the Proxy and Information Agent to solicit proxies from Voting Parties and provide other related services and has agreed to pay a fee of $120,000 plus a cost-per-call fee for proxy solicitation services and certain additional fees for other services provided in connection with the implementation of the Recapitalization Transaction. A Voting Party with any questions regarding the procedures for voting or making elections, or completing a proxy form, a voting instruction form, a voting instruction and election form or other form or request for voting instructions provided in connection with the Meetings or Arrangement should contact the Proxy and Information Agent, toll-free in North America at 1-866-229-8874 or collect call outside North America at 416-867-2272, or by email at contactus@kingsdaleadvisors.com.

Bellatrix has requested Intermediaries who hold Common Shares, Senior Unsecured Notes or Convertible Debentures in their names to furnish this Information Circular and accompanying materials to the Non-Registered Holders and to request authority to deliver a proxy. The Corporation will reimburse the Intermediaries for the reasonable costs incurred in obtaining authorization to execute forms of proxy from their Non-Registered Holders.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy, voting instruction form or request for voting instructions provided by Intermediaries are directors and/or officers of the Corporation. Each Shareholder and Debtholder has the right to appoint a person, other than the persons designated by management in the forms of proxy or request for voting instructions, to represent such party at the applicable Meeting. A Shareholder giving a proxy can strike out the names of the management designees printed in the accompanying form of proxy and insert the name of another designated person in the space provided, or the Shareholder may complete another form of proxy appointment or follow such other instructions provided by their Intermediary. A Debtholder wishing to attend the meeting or appoint a proxy should contact the Proxy and Information Agent immediately to obtain the relevant form for appointment, which must be medallion stamped by the applicable Intermediary and returned to the Proxy and Information Agent ahead of the Voting Deadline. A proxy designee need not be a Shareholder or Debtholder of the Corporation.

SENIOR UNSECURED NOTEHOLDER PROXIES AND VIEFS

All Senior Unsecured Noteholders are requested to vote in accordance with the instructions provided on the form of proxy or Senior Unsecured Noteholder VIEF, as applicable. In order to cast a vote at the Senior Unsecured Noteholders’ Meeting, beneficial holders of the Senior Unsecured Notes must submit to their respective Intermediaries at or prior to the Voting Deadline, or such earlier deadline as an Intermediary may advise the applicable beneficial holder, their duly completed Senior Unsecured Noteholder VIEF (or such other documentation or information as the Intermediary may customarily request for purposes of obtaining voting instructions), in accordance with the instructions set forth in the Senior Unsecured Noteholder VIEF and any instructions provided by your Intermediary (following which Intermediaries will complete and submit to the Proxy and Information Agent a master proxy on your behalf prior to the Early Consent Date and again at the Voting Deadline).

CONVERTIBLE DEBENTUREHOLDER PROXIES AND VIEFS

All Convertible Debentureholders are requested to vote in accordance with the instructions provided on the form of proxy or Convertible Debentureholder VIEF, as applicable. In order to cast a vote at the Convertible Debentureholders’ Meeting, beneficial holders of the Convertible Debentures must submit to their respective Intermediaries at or prior to the Voting Deadline or such earlier deadline as an Intermediary may advise the applicable beneficial holder, their duly completed Convertible Debentureholder VIEF (or such other documentation or information as the Intermediary may customarily request for purposes of obtaining voting and election instructions), in accordance with the instructions set forth in the Convertible Debentureholder VIEF and any instructions provided by your Intermediary.

SHAREHOLDER PROXIES AND VOTING INSTRUCTION FORMS

All Shareholders are requested to vote in accordance with the instructions provided on the appropriate proxy or Shareholder voting instruction form, using one of the available methods. In order to be effective, proxies or voting instruction forms must be received by the Transfer Agent, prior to the Voting Deadline.

Registered holders of Common Shares can submit their proxy (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, (ii) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or (iii) by facsimile to (416) 263- 9524 or 1-866-249-7775. If you vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form.

Beneficial Shareholders may utilize the Broadridge QuickVote™ service to vote their Common Shares.

If you receive more than one proxy form because you own Common Shares registered in different names or addresses, then each proxy form should be completed and returned.

ENTITLEMENT TO VOTE AND ATTEND

Subject to any further Order of the Court, pursuant to the Interim Order, those persons who are Senior Unsecured Noteholders on the Record Date are entitled to attend and vote at the Senior Unsecured Noteholders’ Meeting. Beneficial Senior Unsecured Noteholders shall be deemed to transfer their rights to vote on the Senior Unsecured Noteholders’ Arrangement Resolution and attend the Senior Unsecured Noteholders’ Meeting associated with their Senior Unsecured Notes upon the transfer of their beneficial ownership of such Senior Unsecured Notes to any transferee of such Senior Unsecured Notes on or prior to the Voting Deadline, or such earlier date as the applicable Intermediary may advise. Senior Unsecured Noteholders entitled to vote at the Senior Unsecured Noteholders’ Meeting will be entitled to one vote for each US$1,000 principal amount of Senior Unsecured Notes owed to such Senior Unsecured Noteholder as of the Record Date in respect of the Senior Unsecured Noteholders’ Arrangement Resolution and any other matters to be considered at the Senior Unsecured Noteholders’ Meeting.

Subject to any further Order of the Court, pursuant to the Interim Order, those persons who are Convertible Debentureholders on the Record Date are entitled to attend and vote at the Convertible Debentureholders’ Meeting. Beneficial Convertible Debentureholders shall be deemed to transfer their rights to vote on the Convertible Debentureholders’ Arrangement Resolution and attend the Convertible Debentureholders’ Meeting associated with their Convertible Debentures upon the transfer of their beneficial ownership of such Convertible Debentures to any transferee of such Convertible Debentures on or prior to the Voting Deadline, or such earlier date as its Intermediary may advise. Convertible Debentureholders entitled to vote at the Convertible Debentureholders’ Meeting will be entitled to one vote for each $1,000 principal amount of Convertible Debentures owed to such Convertible Debentureholder as of the Record Date in respect of the Convertible Debentureholders’ Arrangement Resolution and any other matters to be considered at the Convertible Debentureholders’ Meeting.

Registered Shareholders as of the Record Date are entitled to attend and vote at the Shareholders’ Meeting. Shareholders will be entitled to one vote for each Common Share held as at the Record Date.

REVOCATION OF PROXIES

Subject to the Support Agreements, Debtholders shall be entitled to revoke their proxies and a revocation of the vote will be deemed to be made upon: (i) in respect of a change in vote by a beneficial Debtholder, providing new instructions to such beneficial Debtholder’s Intermediary at any time up to the Voting Deadline, which the Intermediary must then deliver to the Proxy and Information Agent prior to the Voting Deadline (or as soon as reasonably practicable thereafter); (ii) in respect of a withdrawal of a vote (meaning a switch to no vote made and no action taken) by a beneficial Debtholder, a written statement from such Debtholder indicating that it wishes to have its voting instructions revoked, which written statement must be included in the master proxy (if applicable) submitted by the applicable Intermediary pursuant to the Interim Order and received by the Proxy and Information Agent at any time up to the Voting Deadline and which withdrawal shall be forwarded to the Applicants upon receipt; and (iii) in any other manner permitted by the Applicants, each acting reasonably. Any Debtholder revoking a proxy after the Early Consent Date shall not be treated as a Consenting Noteholder under the Plan and shall forfeit entitlement to Debentureholder Early Consent Consideration, as applicable. Any Registered Shareholder shall be entitled to revoke their proxies in any manner permitted by law.

VOTING OF PROXIES

The Common Shares and Debt represented by any valid proxy, Shareholder voting instruction form, Senior Unsecured Noteholder VIEF or Convertible Debentureholder VIEF, as applicable, will be voted for, against or withheld from voting, as the case may be, in accordance with the specific instructions made by the Shareholder or Debtholder on any ballot that may be called for with respect to the applicable resolutions. In the absence of any such specific instructions, such Common Shares and Debt will be voted by the designated persons named by Management in the accompanying form of proxy, where applicable:

1.	FOR fixing the number of Directors to be elected at the Shareholders’ Meeting at eight (8);

2.	FOR the election of the Directors named in this Information Circular;

3.	FOR the appointment of KPMG LLP, Chartered Professional Accountants as auditor of the Corporation and the authorization of the Directors to fix such auditor’s remuneration;

4.	FOR the approval of the Unallocated Award Resolution;

5.	FOR the approval of Say-on-Pay Resolution;

6.	FOR the approval of the Continuance Resolution;

7.	FOR the approval of the Stated Capital Reduction Resolution;

8.	FOR the approval of the Shareholders’ Arrangement Resolution;

9.	FOR the approval of the Warrant Transactions Resolution;

10.	FOR the approval of the Senior Unsecured Noteholders’ Arrangement Resolution; and

11.	FOR the approval of the Convertible Debentureholders’ Arrangement Resolution.

The accompanying forms of proxy, Shareholder voting instruction form or request for voting instructions provided by your Intermediary, as applicable, confer discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in each of the Notices of Meetings and with respect to such other business or matters which may properly come before the Meetings or the reconvening of any adjournment(s) or postponement(s) thereof. As of the date of this Information Circular, the Corporation is not aware of any such amendments or variations or any other matters to be addressed at any of the Meetings.

NON-REGISTERED HOLDERS

Non-Registered Holders’ Common Shares and Debt are registered either:

(a)

in the name of an Intermediary that the Non-Registered Holder deals with in respect of the Common Shares or Debt, as applicable (Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

(b)	in the name of a depository such as DTC or CDS.

In accordance with Canadian Securities Laws and the Interim Order, Bellatrix has caused to be distributed copies of the Senior Unsecured Noteholder Meeting Package, the Convertible Debentureholder Meeting Package and the Shareholder Meeting Package to DTC, CDS and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward these packages to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.

These securityholder materials are being sent to both registered holders of Senior Unsecured Notes, Convertible Debentures and Common Shares, as well as Non-Registered Holders. If you are a Non-Registered Holder and Bellatrix or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

Intermediaries will typically use a service company to forward the Senior Unsecured Noteholder Meeting Package, the Convertible Debentureholder Meeting Package and the Shareholder Meeting Package. The majority of Intermediaries now delegate responsibility for obtaining securityholder instructions from clients to Broadridge. Broadridge typically mails a voting instruction form or voting information and election form in lieu of the form of proxy. Non-Registered Holders are requested to vote in accordance with the instructions set forth in the voting instruction form or voting information and election form, as applicable. Broadridge will provide aggregate Shareholder voting instructions to the Transfer Agent, which will tabulate the results for the Shareholders’ Meeting and provide appropriate instructions respecting the voting of Common Shares to be represented at the Shareholders’ Meeting or the reconvening of any adjournment(s) or postponement(s) thereof. Intermediaries will provide aggregate voting instructions for applicable Debtholders to the Proxy and Information Agent, which will tabulate the results for the Senior Unsecured Noteholders’ Meeting and the Convertible Debentureholders’ Meeting and provide appropriate instructions respecting the voting of Debt to be represented at such Meetings or the reconvening of any adjournment(s) or postponement(s) thereof. Intermediaries will provide aggregate Senior Unsecured Noteholder voting instructions to the Proxy and Information Agent through the submission of master proxies, which will tabulate the results for the Senior Unsecured Noteholders’ Meeting and provide appropriate instructions respecting the voting of Senior Unsecured Notes to be represented at the Senior Unsecured Noteholders’ Meeting or the reconvening of any adjournment or postponement thereof.

Applicable securities regulatory policy requires Intermediaries, on receipt of materials that seek voting instructions from Non-Registered Holders indirectly, to seek voting instructions from Non-Registered Holders in advance of meetings of securityholders on Form 54-101F7 – Request for Voting Instructions Made by Intermediary (“Form 54- 101F7”). Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Holders in order to ensure that their Common Shares or Debt, as applicable, are voted at the applicable Meeting or the reconvening of or any adjournment(s) or postponement(s) thereof. Often, the form of proxy supplied to a Non-Registered Holder by its broker is identical to the form of proxy provided to Registered Shareholders and Registered Debtholders; however, its purpose is limited to instructing the Registered Shareholder or Registered Debtholders how to vote on behalf of the Non-Registered Holder.

Concurrent with the distribution of the Senior Unsecured Noteholder Meeting Package, DTC has caused to be delivered to its participant Intermediaries instructions related to aggregation of Senior Unsecured Noteholder VIEFs. Additionally, DTC, in accordance with its customary procedures, established a voluntary corporate action pursuant to ATOP or a similar program, which provides beneficial Senior Unsecured Noteholders with the opportunity to elect to receive New Second Lien Notes, subject to the terms of the Plan. Early consent elections for less than US$2,000 principal amount of Senior Unsecured Notes will not be accepted by ATOP. An election in ATOP or any similar program will not constitute a vote to be counted by the Proxy and Information Agent. As described in further detail under the heading “Description of the Recapitalization Transaction and Certain Related Matters – Procedures”, in order for a Debtholder to be considered a Consenting Noteholder under the Plan and/or be eligible to receive Debentureholder Early Consent Consideration, as applicable, a Debtholder must: (i) submit an instruction to vote its Debt in favour of the Senior Unsecured Noteholders’ Arrangement Resolution or Convertible Debentureholders’ Arrangement Resolution, as applicable, prior to the applicable deadline; and (ii) not have withdrawn or changed such instructions prior to the Effective Date. A beneficial Senior Unsecured Noteholder that wishes to be considered a Consenting Noteholder under the Plan must provide its voting and election instructions to its Intermediary in accordance with the instructions provided by their Intermediary (or its agent) and must also instruct its Intermediary to make the appropriate early consent election through ATOP or similar program utilized by such Intermediary prior to the Early Consent Date. SENIOR UNSECURED NOTES IN RESPECT OF WHICH SUCH AN ELECTION HAS BEEN MADE THROUGH ATOP OR SIMILAR PROGRAM WILL NO LONGER BE TRANSFERABLE BY THE SENIOR UNSECURED NOTEHOLDER MAKING SUCH AN ELECTION UNLESS THE ELECTION IS WITHDRAWN. Withdrawals will only be accepted prior to the Early Consent Date. A beneficial Convertible Debentureholder must provide its voting instructions to its Intermediary (or its agent) in order to permit their Intermediary (or its agent) sufficient time to submit the information to CDS prior to the Early Consent Date. CONVERTIBLE DEBENTURES IN RESPECT OF WHICH SUCH VOTING INSTRUCTIONS HAVE BEEN SUBMITTED THROUGH CDS WILL NO LONGER BE TRANSFERABLE BY THE CONVERTIBLE DEBENTUREHOLDER SUBMITTING SUCH INSTRUCTIONS UNLESS THE VOTING INSTRUCTIONS HAVE BEEN WITHDRAWN PRIOR TO THE EARLY CONSENT DATE.

Non-Registered Holders who wish to vote in person at the applicable Meeting (an “In-Person Holder”) should be appointed as their own representatives for such Meeting in accordance with the directions of their Intermediaries and Form 54-101F7. By choosing to vote at a Meeting in person or appointing a proxyholder to attend in its place, an In- Person Holder’s votes will not be tabulated until the applicable Meeting. Accordingly, such In-Person Holder’s votes will not have been properly delivered prior to the Early Consent Date and such In-Person Holder will NOT be considered a Consenting Noteholder under the Plan and/or be eligible to receive Debentureholder Early Consent Consideration, as applicable. If, your intention is to support the Senior Unsecured Noteholders’ Arrangement Resolution or the Convertible Debentureholders’ Arrangement Resolution, as applicable, and be considered a Consenting Noteholder and/or qualify for receipt of Debentureholder Early Consent Consideration, please provide your voting instructions well ahead of the Early Consent Date.

Beneficial Debtholders who wish to appoint themselves or another person to attend the applicable Meeting on their behalf should follow the instructions included in the request for voting instructions provided by their Intermediary to ensure receipt by Kingsdale Advisors, the Proxy and Information Agent, prior to the applicable deadline. A

Debtholder wishing to attend the meeting or appoint a proxy should contact the Proxy and Information Agent immediately to obtain the relevant form for appointment, which must be medallion stamped by the applicable Intermediary and returned to the Proxy and Information Agent ahead of the Voting Deadline. Debtholders and Shareholders who require assistance should contact the Proxy and Information Agent toll-free in North America at 1-866-229-8874 or collect call outside North America at 416-867-2272, or by email at contactus@kingsdaleadvisors.com to request the necessary documentation required.

Beneficial Shareholders can write the name of someone else whom they wish to vote on their behalf at the Shareholders’ Meeting. Unless prohibited by law, the person whose name is written in the space provided in Form 54-101F7 will have authority to vote on all matters that are presented at the Shareholders’ Meeting, even if those matters are not set out in Form 54-101F7 or this Information Circular.

QUORUM AND VOTING REQUIREMENTS

Senior Unsecured Noteholders’ Meeting

As at April 15, 2019, the aggregate principal amount of Senior Unsecured Notes outstanding is approximately US$145.8 million.

Subject to any further Order of the Court, pursuant to the Interim Order, those persons who are Senior Unsecured Noteholders of record on the Record Date are entitled to attend and vote at the Senior Unsecured Noteholders’ Meeting; provided that beneficial Senior Unsecured Noteholders shall be deemed to transfer their rights to vote on the Senior Unsecured Noteholders’ Arrangement Resolution and attend the Senior Unsecured Noteholders’ Meeting associated with their Senior Unsecured Notes upon the transfer of beneficial ownership of such Senior Unsecured Notes to any transferee of such Senior Unsecured Notes on or prior to the Voting Deadline, or such earlier date as the applicable Intermediary may advise. Senior Unsecured Noteholders entitled to vote at the Senior Unsecured Noteholders’ Meeting will be entitled to one vote for each US$1,000 principal amount of Senior Unsecured Notes owed to such Senior Unsecured Noteholder as of the Record Date in respect of the Senior Unsecured Noteholders’ Arrangement Resolution and any other matters to be considered at the Senior Unsecured Noteholders’ Meeting.

Subject to any further Order of the Court, pursuant to the Interim Order, a quorum at the Senior Unsecured Noteholders’ Meeting shall be two or more Senior Unsecured Noteholders entitled to vote at the Senior Unsecured Noteholders’ Meeting and present in person or represented by proxies.

Subject to any further Order of the Court, the Senior Unsecured Noteholders’ Arrangement Resolution must be passed by at least two-thirds (66 2⁄3%) of the votes cast by the Senior Unsecured Noteholders present in person or represented by proxy that are entitled to vote on the Senior Unsecured Noteholders’ Arrangement Resolution.

On March 28, 2019, Bellatrix entered into the Noteholder Support Agreement with the Initial Consenting Noteholders, which hold in the aggregate US$130,610,000 of Senior Unsecured Notes (based on holdings of Senior Unsecured Notes disclosed to the Corporation in the Noteholder Support Agreement), representing approximately 90% of the Senior Unsecured Notes. One of the Initial Consenting Noteholders, Loomis, holds or controls approximately 54% of the Senior Unsecured Notes. Pursuant to the Noteholder Support Agreement, the Initial Consenting Noteholders have agreed, among other things and subject to the terms of the Noteholder Support Agreement, to vote in favour of the Arrangement. See “Noteholder Support Agreement”.

Convertible Debentureholders’ Meeting

As at April 15, 2019 the aggregate principal amount of Convertible Debentures outstanding is $50,000,000.

Subject to any further Order of the Court, pursuant to the Interim Order, those persons who are Convertible Debentureholders of record on the Record Date are entitled to attend and vote at the Convertible Debentureholders’ Meeting; provided that beneficial Convertible Debentureholders shall be deemed to transfer their rights to vote on the Convertible Debentureholders’ Arrangement Resolution and attend the Convertible Debentureholders’ Meeting associated with their Convertible Debentures upon the transfer of beneficial ownership of such Convertible Debentures to any transferee of such Convertible Debentures on or prior to the Voting Deadline, or such earlier date as its Intermediary may advise. Convertible Debentureholders entitled to vote at the Convertible Debentureholders’ Meeting will be entitled to one vote for each $1,000 principal amount of Convertible Debentures owed to such

Convertible Debentureholder as of the Record Date in respect of the Convertible Debentureholders’ Arrangement Resolution and any other matters to be considered at the Convertible Debentureholders’ Meeting.

Subject to any further Order of the Court, pursuant to the Interim Order, a quorum at the Convertible Debentureholders’ Meeting shall be two or more Convertible Debentureholders entitled to vote at the Convertible Debentureholders’ Meeting and present in person or represented by proxies.

Subject to any further Order of the Court, the Convertible Debentureholders’ Arrangement Resolution must be passed by at least two-thirds (66 2⁄3%) of the votes cast by the Convertible Debentureholders present in person or represented by proxy that are entitled to vote on the Convertible Debentureholders’ Arrangement Resolution.

On March 28, 2019, Bellatrix entered into the Debentureholder Support Agreement with the Initial Consenting Debentureholder, which holds $25,027,000 of Convertible Debentures (based on holdings of Convertible Debentures and Common Shares disclosed to the Corporation in the Debentureholder Support Agreement), representing approximately 50% of the Convertible Debentures. Pursuant to the Debentureholder Support Agreement, the Initial Consenting Debentureholder has agreed, among other things and subject to the terms of the Debentureholder Support Agreement, to vote in favour of the Arrangement. See “Convertible Debentureholder Support Agreement”.

Shareholders’ Meeting

Subject to any further Order of the Court, pursuant to the Interim Order, a quorum at the Shareholders’ Meeting with respect to the Special Meeting Resolutions is two or more holders of Common Shares present in person or represented by proxies.

The vote required to pass the Continuance Resolution, the Stated Capital Reduction Resolution and, subject to any further Order of the Court, the Shareholders’ Arrangement Resolution, is at least two-thirds (66 2⁄3%) of the votes cast by the Shareholders present in person or represented by proxy at the Shareholders’ Meeting and entitled to vote on each such resolution. The Warrant Transactions Resolution must be approved by a simple majority of all votes cast by Shareholders with respect to the Warrant Transactions Resolution, present in person or by proxy at the Shareholders’ Meeting.

The TSX regulates the issuance of listed securities, such as the issuance of new shares by the Corporation, the issuance and amendment of warrants exercisable for such listed securities and the creation of new “control persons”. The TSX will require securityholder approval in a number of instances, including: (i) where an issuance of listed securities will “materially affect control”; (ii) where the issuance of listed securities would exceed 25% of the issued and outstanding securities and the price at which listed securities are to be issued is less than the Market Price of the listed securities; (iii) where the price per listed security will be lower than the discount to the Market Price permitted by the TSX; (iv) the amendment of warrants resulting in an exercise price that is less than the Market Price of the underlying security; and (v) the issuance of warrants to purchase listed securities with an exercise price that is less than the Market Price of the underlying security (collectively, the “TSX Approval Matters”). Such approvals are required under Sections 604(a)(i), 607(e), 607(g)(i), 607(i) and 608(a)(ii) of the TSX Company Manual. By voting in favour of the Shareholders’ Arrangement Resolution and the Warrant Transactions Resolution, as applicable, Shareholders will be voting with respect to the TSX Approval Matters that will be required as a result of the New Common Shares to be issued pursuant to the Plan, as well as the Warrant Transactions. The policies of the TSX require that these resolutions must be approved by a simple majority of the votes cast by Shareholders represented in person or by proxy and voted at the Shareholders’ Meeting, excluding those Shareholders that hold Senior Unsecured Notes, Convertible Debentures or Second Lien Exchange Warrants. Shareholders that hold Senior Unsecured Notes, Convertible Debentures or Second Lien Exchange Warrants should contact Kingsdale Advisors, by: (i) telephone, toll-free in North America at 1-866-229-8874 or at 416-867-2272 outside of North America; or (ii) e-mail to corpaction@kingsdale.com. Based on the holdings information provided pursuant to the Support Agreements, no Initial Consenting Noteholders hold or control Common Shares and the Initial Consenting Debentureholder holds or controls 1,377,733 Common Shares, representing approximately 2% of the currently issued and outstanding Common Shares, which will be excluded for the purposes of calculating Shareholder approval with respect to the TSX Approval Matters.

The implementation of the Arrangement is subject to, among other things, the approval of the Arrangement by holders of Senior Unsecured Notes and Convertible Debentures at separate meetings, other approvals as may be required by the Court and the TSX, any applicable regulatory approvals, the approval of the Court and the satisfaction or waiver of other applicable conditions to the Arrangement. Pursuant to the Interim Order, Bellatrix may seek Court approval of the Plan whether or not the Shareholders’ Arrangement Resolution is passed by Shareholders at the Shareholders’ Meeting and whether or not the Shareholders’ Meeting is held.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at April 15, 2019 the Corporation’s issued and outstanding voting shares consist of 80,909,225 Common Shares. Holders of Common Shares are entitled to one vote for each Common Share held on all matters to be considered and acted upon at the Shareholders’ Meeting or any adjournments or postponements thereof.

The Record Date is April 16, 2019. The Transfer Agent will prepare a list of Registered Shareholders of record at such time. Registered Shareholders on that list will be entitled to vote their Common Shares at the Shareholders’ Meeting.

To the knowledge of the directors and executive officers of the Corporation, there is no person or company that beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of issued and outstanding voting securities of the Corporation as at April 15, 2019.

See “Bellatrix After the Recapitalization Transaction – Principal Shareholders”.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than otherwise described herein, there were no material interests, direct or indirect, of our directors or executive officers, or any person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to all our outstanding voting rights, or any other Informed Person (as defined in National Instrument 51-102 Continuous Disclosure Obligations) or any known associate or affiliate of such persons, in any transaction since January 1, 2018, or in any proposed transaction or in connection with the Recapitalization Transaction, which in either case has materially affected or would materially affect the Corporation or any of its subsidiaries.

QUESTIONS AND OTHER ASSISTANCE

If you are a Shareholder or Debtholder and you have any questions about the information contained in this Information Circular or require assistance in completing your form of proxy, please contact our Proxy and Information Agent, Kingsdale Advisors, using the contact details listed on the back page of this Information Circular.

SPECIAL BUSINESS OF THE SHAREHOLDERS’ MEETING

Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Continuance Resolution, the Stated Capital Reduction Resolution, the Shareholders’ Arrangement Resolution and the Warrant Transactions Resolution, in addition to certain annual matters. See “Annual Business of the Shareholders’ Meeting” for information on the annual matters to be considered.

Prior to the hearing for the Final Order, it is anticipated that Bellatrix will continue into the federal jurisdiction of Canada under the CBCA and then complete the Stated Capital Reduction. Thereafter, the Recapitalization Transaction will be effected pursuant to the steps contained in the Plan and the Corporation will complete certain other related transactions as described herein. See “Description of the Recapitalization Transaction and Certain Related Matters – Plan”.

Bellatrix reserves the right, in its sole discretion, to withdraw the Continuance Resolution, the Stated Capital Reduction Resolution, the Shareholders’ Arrangement Resolution and/or the Warrant Transactions Resolution from being put before the Shareholders’ Meeting. Pursuant to the Interim Order, Bellatrix may seek Court approval of the Plan whether or not the Shareholders’ Arrangement Resolution is passed by Shareholders at the Shareholders’ Meeting and whether or not the Shareholders’ Meeting is held. The Interim Order does not provide for any dissent rights with respect to the Shareholders’ Arrangement Resolution.

DESCRIPTION OF THE RECAPITALIZATION TRANSACTION & CERTAIN RELATED MATTERS

Continuance of Bellatrix from Alberta to Canada

Subject to Shareholder approval, prior to the hearing for the Final Order, it is anticipated that Bellatrix will continue from the jurisdiction of Alberta into the jurisdiction of Canada and be registered as a CBCA corporation. The Board believes that it is in the best interests of Bellatrix to continue into a CBCA corporation to effect the Plan pursuant to the CBCA.

At the Shareholders’ Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the Continuance Resolution, the full text of which is set out in Appendix C. In order to become effective, the Continuance must be approved by at least two-thirds (66 2⁄3%) of all votes cast with respect to the Continuance Resolution by Shareholders, present in person or by proxy at the Shareholders’ Meeting.

The ABCA and the CBCA permit Bellatrix to continue under the CBCA with the authority of a special resolution of the Shareholders, the consent of the Registrar of Corporations, Alberta and upon complying with certain procedures and filing certain forms. A Registered Shareholder has Dissent Rights, see “Continuance Right of Dissent” below. Upon the completion of the Continuance, Bellatrix will be treated as if it had been incorporated under the CBCA.

If the Shareholders approve the Continuance, the Articles of Continuance will be filed with the Director subsequent to the Shareholders’ Meeting and prior to the filing of the Articles of Arrangement.

The Board may determine not to proceed with the Continuance at any time before the Shareholders’ Meeting or after receiving approval of the Continuance Resolution at the Shareholders’ Meeting but prior to the issuance of a certificate of continuance, without further action on the part of Shareholders.

Continuance under the CBCA will not affect the application to Bellatrix of the securities laws, regulations, rules and policies that presently apply. There will, however, be some changes to the rights of Shareholders under corporate law. Appendix F contains a comparison of the material differences that exist between the ABCA and the CBCA. For further information regarding the similarities and differences between the CBCA and the ABCA, Shareholders should consult their legal advisors and refer to the statutes.

Articles of Continuance and New By-Laws

The proposed articles of continuance (the “Articles of Continuance”) to be filed under the CBCA to effect a continuance out of the jurisdiction of Alberta and into the jurisdiction of Canada are attached as Appendix D to this Information Circular.

As a result of the Continuance it will be necessary for Bellatrix to adopt new by-laws to govern the administration of the Corporation. The rights of the shareholders of the Corporation are currently governed, as to matters of corporate law, by the ABCA. At the effective time of the Continuance, the ABCA will cease to apply to the Corporation and the rights of the Shareholders, as to matters of corporate law, will be governed by the CBCA. Accordingly, as part of the Continuance Resolution, Shareholders are being asked to approve the repeal and replacement of Bellatrix’s current by-laws (Amended and Restated by-law No. 1 and its advance notice by-law (the “Advance Notice By- Law”)) made pursuant to the ABCA with the New By-Laws, which are consistent with the provisions of the CBCA. If the Continuance Resolution is approved, the New By-Laws will be effective upon completion of the Continuance.

In addition to the changes noted above, the New By-Laws, among other things, incorporate the advanced notice provisions previously contained in the Advance-Notice By-Law with revisions to better align the policy with recent guidance provided by proxy advisory firms as well as the TSX. Among other things, the New By-Laws:

1.

remove the requirement that Shareholders wishing to nominate a candidate for election as a director of the Corporation at an annual meeting of Shareholders provide notice to the Corporate Secretary of the Corporation not more than 65 days prior to the date of the annual meeting;

2.

permit the time period, by which Shareholders wishing to nominate a candidate are required to provide written notice to the Corporate Secretary of the Corporation, to renew upon the adjournment or postponement of an annual or special meeting of Shareholders; and

3.	reduces the disclosure and information required to be provided by Shareholders wishing to nominate a candidate and by the proposed candidate.

The New By-Laws are attached as Appendix E to this Information Circular

Prior to the Effective Date, Bellatrix’s legal domicile will be Canada, and Bellatrix will no longer be subject to the provisions of the ABCA.

By operation of law under the CBCA, all of the assets, property, rights, liabilities and obligations of Bellatrix immediately prior to the Continuance will continue to be the assets, property, rights, liabilities and obligations of Bellatrix after the Continuance.

The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such holder’s Common Shares and is qualified in its entirety by the reference to the text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix G. A Dissenting Shareholder who intends to exercise the Dissent Rights should carefully consider and comply with the provisions of Section 191 of the ABCA. Failure to comply with the provisions of that section and to adhere to the procedures established therein may result in the loss of all rights thereunder.

A Registered Shareholder is entitled, in addition to any other rights the holder may have, to dissent and to be paid by Bellatrix the fair value of the Common Shares held by the holder in respect of which the holder dissents, determined as of the close of business on the last Business Day before the day on which Continuance Resolution was adopted.

Only Registered Shareholders may dissent. Persons who are beneficial Shareholders who wish to dissent should be aware that they may only do so through the Registered Shareholder. Accordingly, a beneficial Shareholder desiring to exercise Dissent Rights must make arrangements for the Common Shares beneficially owned by such beneficial Shareholder to be registered in the name of such beneficial Shareholder prior to the time the written objection to the Continuance Resolution is required to be received by Bellatrix or, alternatively, make arrangements for the Registered Shareholder to dissent on behalf of the beneficial Shareholder.

A Dissenting Shareholder must send to Bellatrix a written objection to the Continuance Resolution (a “Dissent Notice”), which Dissent Notice must be received by Bellatrix, Suite 1900, 800 – 5th Avenue S.W., Calgary, Alberta T2P 3T6, Attention: Chuck Kraus, at or before the Shareholders’ Meeting. The ABCA does not provide, and Bellatrix will not assume, that a vote against the Continuance Resolution constitutes a Dissent Notice. A Registered Shareholder may not exercise the right to dissent in respect of only a portion of such holder’s Common Shares, but may dissent only with respect to all of the Common Shares held by the holder.

An application may be made to the Court by Bellatrix or by a Dissenting Shareholder after adoption of the Continuance Resolution to fix the fair value of the Dissenting Shareholder’s Common Shares. If such an application to the Court is made by either Bellatrix or a Dissenting Shareholder, Bellatrix must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer to pay such Person an amount considered by the Board to be the fair value of the Common Shares held by such Dissenting Shareholder. The offer, unless the Court otherwise orders, will be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if Bellatrix is the applicant, or within 10 days after Bellatrix is served with notice of the application, if a Dissenting Shareholder is the applicant. The offer will be made on the same terms to each Dissenting Shareholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Shareholder may make an agreement with Bellatrix for the purchase of such Dissenting Shareholder’s Common Shares in the amount of Bellatrix’s offer (or otherwise) at any time before the Court pronounces an Order fixing the fair value of the Common Shares.

A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an Order fixing the fair value of the Common Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against Bellatrix and in favour of each of those Dissenting

Shareholders, and fixing the time within which Bellatrix must pay that amount payable to the Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a Shareholder until the date of payment.

On the Continuance becoming effective, or upon the making of an agreement between Bellatrix and the Dissenting Shareholder as to the payment to be made by Bellatrix to the Dissenting Shareholder, or the pronouncement of a Court Order, whichever first occurs, the Dissenting Shareholder will cease to have any rights as a Shareholder other than the right to be paid the fair value of such Dissenting Shareholder’s Common Shares in the amount agreed to between Bellatrix and the Dissenting Shareholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dissenting Shareholder may withdraw such holder’s dissent, or if the Continuance has not yet become effective Bellatrix may rescind the Continuance Resolution, and, in either event, the dissent and appraisal proceedings in respect of that Dissenting Shareholder will be discontinued.

Bellatrix shall not make a payment to a Dissenting Shareholder under Section 191 if there are reasonable grounds for believing that Bellatrix is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Bellatrix would thereby be less than the aggregate of its liabilities. In such event, Bellatrix shall notify each Dissenting Shareholder that it is lawfully unable to pay Dissenting Shareholders for their Common Shares in which case the Dissenting Shareholder may, by written notice to Bellatrix within 30 days after receipt of such notice, withdraw such holder’s written objection, in which case such Dissenting Shareholder shall be deemed to have participated in the Continuance as a Shareholder. If the Dissenting Shareholder does not withdraw such holder’s written objection such Dissenting Shareholder retains status as a claimant against Bellatrix to be paid as soon as Bellatrix is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to its shareholders.

All Common Shares held by Shareholders who exercise their Dissent Rights will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to Bellatrix on the effective date of the Continuance in exchange for the fair value as of the close of business on the last Business Day before the Continuance Resolution is approved by holders of Common Shares. If such Dissenting Shareholders ultimately are not entitled to be paid the fair value for the Common Shares, such Dissenting Shareholders will be deemed to have participated in the Continuance on the same basis as a non-dissenting holder of Common Shares notwithstanding the provisions of Section 191 of the ABCA.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of their Common Shares. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each Dissenting Shareholder who is considering the right to dissent and appraisal should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix G, to this Information Circular and consult their own legal advisor. It is strongly encouraged that any Shareholder wishing to dissent seek independent legal advice, as the failure to strictly comply with the provisions of the ABCA, may prejudice such Shareholder’s right to dissent.

Stated Capital Reduction

Subject to Shareholder approval, prior to the hearing for the Final Order, it is anticipated that Bellatrix will reduce the Corporation’s stated capital account of its Common Shares by $800,000,000, without any payment thereon (the “Stated Capital Reduction”). The Board believes that it is in the best interests of Bellatrix to complete the Stated Capital Reduction in connection with implementing the Arrangement and the Plan.

At the Shareholders’ Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the Stated Capital Reduction Resolution, the full text of which is set out in Appendix C. In order to become effective, the Stated Capital Reduction must be approved by at least two-thirds (66 2⁄3%) of all votes cast with respect to the Stated Capital Reduction Resolution by Shareholders, present in person or by proxy at the Shareholders’ Meeting.

Arrangement

The Plan contemplates a series of steps leading to a realignment of Bellatrix’s capital structure. These steps include, among other things: (i) the Share Consolidation; (ii) the exchange of Senior Unsecured Notes in the aggregate principal amount of approximately US$145.8 million, plus US$2 million of accrued and unpaid interest thereon (the

“Exchanged Interest Amount”) for (A) in the case of each Consenting Noteholder, New Second Lien Notes in a principal amount equal to its Consenting Noteholder New Second Lien Note Amount and its Consenting Noteholder Pro Rata Share of each of the New Third Lien Notes and the Senior Unsecured Noteholder New Common Share Pool (such pool representing approximately 51% of the Common Shares issued and outstanding immediately following implementation of the Recapitalization Transaction) and (B) in the case of each Senior Unsecured Noteholder that is not a Consenting Noteholder, its Non-Consenting Noteholder Pro Rata Share of each of the New Third Lien Notes and the Senior Unsecured Noteholder New Common Share Pool; (iii) the payment in cash of all accrued and unpaid interest in respect of the Senior Unsecured Notes outstanding on the Effective Date, less the Exchanged Interest Amount (the “Cash Interest Payment”), provided that the Corporation and the Initial Consenting Noteholders will have the right to agree, prior to closing of the Recapitalization Transaction, that in lieu of paying the Cash Interest Payment in cash on the Effective Date, the Corporation will issue to the Senior Unsecured Noteholders Additional New Third Lien Notes in an aggregate principal amount equal to the amount of the Cash Interest Payment; (iv) the exchange of the Convertible Debentures in the aggregate principal amount of approximately $50 million, plus all accrued and unpaid interest thereon, for (A) in the case of each Consenting Debentureholder, its Consenting Debentureholder Pro Rata Share of the Consenting Debentureholder Early Consent New Common Share Pool (such pool representing approximately 5% of the Common Shares immediately following implementation of the Recapitalization Transaction) and its Convertible Debentureholder Pro Rata Share of the Convertible Debentureholder New Common Share Pool (such pool representing approximately 27.5% of the Common Shares immediately following implementation of the Recapitalization Transaction) and (B) in the case of each Convertible Debentureholder that is not a Consenting Debentureholder, its Convertible Debentureholder Pro Rata Share of the Convertible Debentureholder New Common Share Pool; and (v) the Corporation shall have the right, on or prior to the Effective Date, to repay the Convertible Debentures with cash from proceeds of one or more equity issuances for up to 32.5% of the aggregate Common Shares issued and outstanding immediately following implementation of the Recapitalization Transaction, and to the extent such equity issuances are for less than 32.5% of the aggregate Common Shares issued and outstanding immediately following implementation of the Recapitalization Transaction, any such difference shall reduce the dilution in respect of the existing Shareholders.

Share Consolidation

The Plan provides for the Share Consolidation, pursuant to which the issued and outstanding Common Shares will be consolidated on the basis of one Common Share for every 12 Common Shares outstanding immediately prior to the Effective Date. Based on 80,909,225 Common Shares issued and outstanding on April 15, 2019, the Share Consolidation will reduce the number of issued and outstanding Common Shares to approximately 6,742,435 Common Shares (prior to the issuance of the New Common Shares contemplated in the Recapitalization Transaction). No fractional Common Shares will be issued in connection with the Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional Common Share upon the Share Consolidation, such fraction will be rounded down to the nearest whole number of Common Shares. No compensation will be issued to Shareholders as a result of rounding down. No cash shall be paid for fractional shares. Any holders of 11 or fewer Common Shares prior to the date of the Share Consolidation will not receive any Common Shares as a result of the Share Consolidation.

Senior Unsecured Noteholders, Convertible Debentureholders and Shareholders are being asked to approve the Arrangement, which includes the Share Consolidation, at the various Meetings.

The Share Consolidation will (by itself) cause no change in the stated capital attributable to the Common Shares and will not materially affect the percentage ownership in Bellatrix by the Shareholders, subject to dilution based on the New Common Shares to be issued in connection with the Recapitalization Transaction, even though such ownership would be represented by a lesser number of Common Shares on a post-Share Consolidation basis.

No assurances can be given as to the effect of the Share Consolidation on the trading price of the Common Shares. Specifically, no assurance can be given that if the Recapitalization Transaction is effected, the trading price of the Common Shares will increase by the same multiple as the Share Consolidation ratio or result in a permanent increase in the trading price, which possible results are dependent on various factors, many of which are beyond the control of Bellatrix.

Registered Shareholders will be required to complete, execute and return a Letter of Transmittal to the Transfer Agent to receive their consolidated Common Shares following the Share Consolidation. The Letter of Transmittal must be accompanied by the certificate(s) representing your Common Shares and all other required documents.

Following the Effective Date, the Transfer Agent will issue and deliver Common Shares in accordance with your instructions in the Letter of Transmittal. A copy of the Letter of Transmittal is enclosed with a copy of this Information Circular or may be obtained upon request from the Transfer Agent. See “Description of the Recapitalization Transaction and Certain Related Matters – Procedures”.

Beneficial Shareholders do not have to take any action to receive their consolidated Common Shares following the Share Consolidation.

Treatment of Senior Unsecured Noteholders

Pursuant to the Plan, the Senior Unsecured Notes, in the aggregate principal amount of approximately US$145.8 million, plus the Exchanged Interest Amount, will be exchanged for: (i) in the case of each Consenting Noteholder, New Second Lien Notes in a principal amount equal to its Consenting Noteholder New Second Lien Note Amount and its Consenting Noteholder Pro Rata Share of each of the New Third Lien Notes and the Senior Unsecured Noteholder New Common Share Pool and (ii) in the case of each Senior Unsecured Noteholder that is not a Consenting Noteholder, its Non-Consenting Noteholder Pro Rata Share of each of the New Third Lien Notes and the Senior Unsecured Noteholder New Common Share Pool. The Cash Interest Payment will be paid to Senior Unsecured Noteholders in cash, provided that the Corporation and the Initial Consenting Noteholders will have the right to agree, prior to closing of the Recapitalization Transaction, that in lieu of paying the Cash Interest Payment in cash on the Effective Date, the Corporation will issue to the Senior Unsecured Noteholders Additional New Third Lien Notes in an aggregate principal amount equal to the amount of the Cash Interest Payment.

The aggregate principal amount of the New Second Lien Notes is US$50 million. The New Second Lien Notes will constitute Additional Notes under the Existing Second Lien Note Purchase Agreement (or the Second Lien Notes Indenture, if converted) which will rank equally in right of payment with the Exchange Notes and will rank behind in right of payment to the New Money Notes thereunder. The aggregate principal amount of the New Third Lien Notes is US$50 million. The Senior Unsecured Noteholder New Common Share Pool is comprised of New Common Shares representing approximately 51% of the aggregate issued and outstanding Common Shares immediately following the implementation of the Recapitalization Transaction.

It is expected that the Existing Second Lien Note Purchase Agreement will be converted into the Second Lien Notes Indenture as part of implementation of the Plan. In such event, the Second Lien Notes Indenture will be entered into on the Effective Date by Bellatrix and the Second Lien Notes Trustee on terms substantially the same as the Existing Second Lien Note Purchase Agreement, subject to the amendments and modifications described in the Second Lien Consent Agreement and such additional amendments and modifications as may be agreed by Bellatrix, the Existing Second Lien Noteholders and the Initial Consenting Noteholders. The New Third Lien Notes Indenture will be entered into on the Effective Date by Bellatrix and the New Third Lien Notes Trustee on terms substantially similar to the Senior Unsecured Notes Indenture, subject to modifications to reflect the maturity date, the applicable interest rate, the security granted therefore, the ability to prepay the New Third Lien Notes and the Additional New Third Lien Notes (if any) from time to time (in full or in part, without any premium or penalty) and such additional amendments and modifications as may be agreed by Bellatrix and the Initial Consenting Noteholders, each acting reasonably.

Copies of the amended Existing Second Lien Note Purchase Agreement or the Second Lien Notes Indenture, as applicable, and the New Third Lien Notes Indenture in substantially final form will be posted under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov when available. Bellatrix will issue a press release once the amended Existing Second Lien Note Purchase Agreement or the Second Lien Notes Indenture, as applicable, and the New Third Lien Notes Indenture have been posted for viewing.

Pursuant to the Plan, if a Senior Unsecured Noteholder Group would otherwise own (or would otherwise be deemed to own), in the aggregate, 25% or more of the aggregate issued and outstanding Common Shares immediately following implementation of the Plan, such Senior Unsecured Noteholder Group shall only be entitled to receive such number of New Common Shares pursuant to the Plan such that immediately following implementation of the Plan such Senior Unsecured Noteholder Group shall own, in the aggregate, approximately 24.99% (and in any event less than 25%) of the aggregate issued and outstanding Common Shares, and any New Common Shares that such Senior Unsecured Noteholder Group would have otherwise been entitled to receive pursuant to the Plan shall be allocated and issued instead to the Senior Unsecured Noteholders that are not part of such Senior Unsecured Noteholder Group on a pro rata basis pursuant to the Plan (on the same basis as the Senior Unsecured Noteholder

New Common Share Pool, taking into account the removal of the Senior Unsecured Notes held by the Senior Unsecured Noteholder Group as part of such pro rata calculations) (collectively, the “Alternative Senior Unsecured Noteholder Group Equity Allocation”). The Alternative Senior Unsecured Noteholder Group Equity Allocation Conditions set out in the Plan shall be satisfied in connection with the implementation of any Alternative Senior Unsecured Noteholder Group Equity Allocation. Pursuant to the Plan, the Applicants shall be entitled to make such amendments to the Plan as are necessary or desirable to reflect the implementation of any Alternative Senior Unsecured Noteholder Group Equity Allocation, provided that any such amendments are acceptable to the Initial Consenting Noteholders and the Majority Consenting Debentureholders, each acting reasonably.

As the interest in respect of the Senior Unsecured Notes which has accrued since the last interest payment made by the Corporation on November 15, 2018 will be addressed pursuant to the Plan, as described herein, the Corporation does not anticipate making its next scheduled interest payment in respect of the Senior Unsecured Notes when due on May 15, 2019. The Initial Consenting Noteholders holding approximately 90% of the Senior Unsecured Notes have, subject to the terms of the Noteholder Support Agreement, agreed not to take any steps or action in respect of such non-payment while the Noteholder Support Agreement is in effect.

The amount of New Second Lien Notes that each Consenting Noteholder shall be entitled to under the Plan and the amount of New Third Lien Notes and, if applicable, Additional New Third Lien Notes that each Senior Unsecured Noteholder shall be entitled to under the Plan shall in each case be rounded down to the nearest multiple of US$1,000 without compensation therefor.

No fractional Common Shares will be issued under the Plan and fractional share interests will not entitle the owner thereof to vote or to any rights of a holder of Common Shares. Any legal, equitable, contractual and any other rights or claims (whether actual or contingent, and whether or not previously asserted) of any Person with respect to fractional Common Shares pursuant to the Plan will be rounded down to the nearest whole number of Common Shares without compensation therefor.

Pursuant to the Plan, the Initial Consenting Noteholders will have the one-time right to designate nominees for the Board that will comprise such proportion of the Board upon implementation of the Recapitalization Transaction as agreed to by the Corporation and the Initial Consenting Noteholders, and the composition and size of the Board on the Effective Date shall be acceptable to the Initial Consenting Noteholders and the Corporation. The Plan does not prescribe a set proportion of the Board that must be comprised of nominees of the Initial Consenting Noteholders. All nominees of the Initial Consenting Noteholders will be subject to election at the next annual general meeting of Shareholders. Pursuant to the Noteholder Support Agreement, the Corporation has agreed to enter into a registration rights agreement reasonably satisfactory to the Initial Consenting Noteholders and the Corporation, each acting reasonably. See “Noteholder Support Agreement”.

Treatment of Convertible Debentureholders

Pursuant to the Plan, the Convertible Debentures, in the aggregate principal amount of approximately $50 million, plus all accrued and unpaid interest, will be exchanged for (i) in the case of each Convertible Debentureholder that is a Consenting Debentureholder, its Consenting Debentureholder Pro Rata Share of the Consenting Debentureholder Early Consent New Common Share Pool (the “Debentureholder Early Consent Consideration”) and its Convertible Debentureholder Pro Rata Share of the Convertible Debentureholder New Common Share Pool and (ii) in the case of each Convertible Debentureholder that is not a Consenting Debentureholder, its Convertible Debentureholder Pro Rata Share of the Convertible Debentureholder New Common Share Pool.

Assuming that 90% of the Convertible Debentures are Consent Debentures and taking into account accrued interest assuming an Effective Date of May 30, 2019, Consenting Debentureholders will receive approximately 258 Common Shares per $1,000 of principal and accrued interest owing to such holders in respect of the Convertible Debentures held by them as of the Distribution Record Date, representing approximately a 40% discount to the $6.50 Market Price per post-Share Consolidation Common Share as of the date of the Debentureholder Support Agreement. Convertible Debentureholders that are not Consenting Debentureholders will receive approximately 215 Common Shares per $1,000 of principal and accrued interest owing to such holders in respect of the Convertible Debentures held by them as of the Distribution Record Date, representing approximately a 28% discount to the $6.50 Market Price per post-Share Consolidation Common Share as of the date of the Debentureholder Support Agreement.

Pursuant to the Plan, the Corporation shall have the right, on or prior to the Effective Date, to repay the Convertible Debentures in full with cash from proceeds of one or more equity issuances for up to 32.5% of the aggregate Common Shares issued and outstanding immediately following implementation of the Recapitalization Transaction, and to the extent such equity issuances are for less than 32.5% of the aggregate Common Shares issued and outstanding immediately following implementation of the Recapitalization Transaction, any such difference shall reduce the dilution in respect of the holders of the existing Common Shares. Such equity issuances would be subject to TSX approval and the Common Shares that may be issuable thereunder have not been approved for TSX listing.

The Corporation did not make its interest payment in respect of the Convertible Debentures due March 31, 2019, as all interest which accrued since the last interest payment made by the Corporation in respect of the Convertible Debentures on September 30, 2018 is to be addressed as part of the exchange of Convertible Debentures under the Plan. The Initial Consenting Debentureholder holding approximately 50% of the Convertible Debentures has, subject to the terms of the Debentureholder Support Agreement, consented to such non-payment while the Debentureholder Support Agreement is in effect.

No fractional Common Shares will be issued under the Plan and fractional share interests will not entitle the owner thereof to vote or to any rights of a holder of Common Shares. Any legal, equitable, contractual and any other rights or claims (whether actual or contingent, and whether or not previously asserted) of any Person with respect to fractional Common Shares pursuant to the Plan will be rounded down to the nearest whole number of Common Shares without compensation therefor.

Treatment of Shareholders

Pursuant to the Plan, Shareholders will retain their Common Shares, subject to the Share Consolidation, the rounding down of fractional Common Shares and the dilution resulting from the issuance of New Common Shares pursuant to the Recapitalization Transaction, such that the existing Common Shares will represent approximately 16.5% of the issued and outstanding Common Shares immediately following the implementation of the Recapitalization Transaction.

The Plan provides that the Corporation shall have the right, on or prior to the Effective Date, to repay the Convertible Debentures in full with cash from proceeds of one or more equity issuances for up to 32.5% of the aggregate Common Shares issued and outstanding immediately following implementation of the Recapitalization Transaction, and to the extent such equity issuances are for less than 32.5% of the aggregate Common Shares issued and outstanding immediately following implementation of the Recapitalization Transaction, any such difference shall reduce the dilution in respect of the existing Shareholders. Such equity issuances would be subject to TSX approval and the Common Shares that may be issuable thereunder have not been approved for TSX listing.

No fractional Common Shares will be issued in connection with the Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional Common Share upon the Share Consolidation, such fraction will be rounded down to the nearest whole number of Common Shares. No compensation will be issued to Shareholders as a result of rounding down. No cash shall be paid for fractional shares. Any holders of 11 or fewer Common Shares prior to the date of the Share Consolidation will not receive any Common Shares as a result of the Share Consolidation.

U.S. Debtholders and Transfer Restrictions

The New Common Shares, New Second Lien Notes, New Third Lien Notes and Additional New Third Lien Notes (if any) have not been and will not be registered under the 1933 Act, or the securities laws of any state of the United States, and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the 1933 Act. See “Certain Regulatory and Other Matters Relating to the Recapitalization Transaction – United States”.

Releases and Waivers

The Plan includes releases in connection with the implementation of the Recapitalization Transaction in favour of the Applicants and each of their respective current and former directors, officers, employees, financial and other advisors, legal counsel and agents, including the Proxy and Information Agent, each in their capacity as such (collectively, the “Company Released Parties”) and the Consenting Noteholders, the Senior Unsecured Notes

Trustee, the Consenting Debentureholders, the Convertible Debenture Trustee, the Existing Second Lien Noteholders, the Existing Second Lien Notes Agent, and each of the foregoing parties’ respective current and former officers, directors, principals, members, affiliates, limited partners, general partners, managed accounts or funds, fund advisors, employees, financial and other advisors, legal counsel and agents, each in their capacity as such (collectively, the “Securityholder Released Parties” and, together with the Company Released Parties, the “Released Parties”).

Pursuant to the Plan, the Released Parties will be released and discharged from all present and future actions, causes of action, damages, judgments, executions, obligations, liabilities and Claims of any kind or nature whatsoever arising on or prior to the Effective Date in connection with the Debt, the Debt Documents, the Senior Unsecured Notes Exchange Transaction, the Support Agreements, the Arrangement, the Arrangement Agreement, the Plan, the CBCA Proceedings and any other proceedings commenced with respect to or in connection with the Plan, the transactions contemplated hereunder, and any other actions or matters related directly or indirectly to the foregoing, provided that nothing in the Plan will release or discharge (i) any of the Released Parties from or in respect of their respective obligations under the Plan, the New Second Lien Notes, the New Third Lien Notes or any Order or document ancillary to any of the foregoing, or (ii) any Released Party from liabilities or claims attributable to such Released Party’s fraud, gross negligence or wilful misconduct, as determined by the final, non-appealable judgment of a court of competent jurisdiction. The releases contemplated in the Plan shall not be construed to prohibit a party in interest from seeking to enforce the terms of the Plan or any contract or agreement entered into pursuant to, in connection with or contemplated by, the Plan.

The Plan provides that, from and after the Effective Time, all Persons named or referred to therein shall be deemed to have consented and agreed to all of the provisions of the Plan in its entirety. Without limiting the foregoing, pursuant to the Plan, from and after the Effective Date all Persons shall be deemed to have waived any and all defaults or events of default, third-party change of control rights or any non-compliance with any covenant, warranty, representation, term, provision, condition or obligation, expressed or implied, in any contract, instrument, credit document, lease, licence, guarantee, agreement for sale or other agreement, written or oral, in each case relating to, arising out of, or in connection with, the Debt, the Debt Documents, the Support Agreements, the Arrangement, the Arrangement Agreement, the Plan, the transactions contemplated thereunder, the CBCA Proceedings and any other proceedings commenced with respect to or in connection with the Plan and any and all amendments or supplements thereto. Pursuant to the Plan, from and after the Effective Date any and all notices of default and demands for payment or any step or proceeding taken or commenced in connection with any of the foregoing will be deemed to have been rescinded and of no further force or effect, provided that nothing will be deemed to excuse the Applicants and their respective successors and assigns from performing their obligations under the Plan or any contract or agreement entered into pursuant to, in connection with or contemplated by, the Plan.

Furthermore, the Plan provides that all Persons shall be deemed to have agreed that, if there is any conflict between the provisions of any agreement or other arrangement, written or oral, existing between such Person and any of the Applicants prior to the Effective Date (excluding the First Lien Credit Agreement or the Loan Documents (as defined in the First Lien Credit Agreement)) and the provisions of the Plan, then the provisions of the Plan take precedence and priority and the provisions of such agreement or other arrangement are deemed to be amended accordingly.

Required Approvals for the Arrangement

The Arrangement requires approval by the Court. Prior to the mailing of this Information Circular, Bellatrix obtained the Interim Order providing for the calling and holding of the Senior Unsecured Noteholders’ Meeting, the Convertible Debentureholders’ Meeting and the Shareholders’ Meeting, and other procedural matters. A copy of the Interim Order is attached hereto as Appendix L and forms part of this Information Circular. The Notice of Application for the Final Order is attached hereto as Appendix K and forms part of this Information Circular.

The hearing in respect of the Final Order is currently scheduled to take place at 330 University Avenue, Toronto, Ontario at 10:00 a.m. (EDT) on May 28, 2019. Pursuant to the Interim Order and subject to any further Order of the Court, the only persons entitled to appear and be heard at such hearing shall be the Applicants, the CBCA Director, the Senior Unsecured Noteholders, the Convertible Debentureholders, the Trustees, the Shareholders, the First Lien Lenders, the Existing Second Lien Noteholders and any person who filed a Notice of Appearance in accordance with the Notice of Application, the Interim Order and the Rules of Civil Procedure, as well as their respective legal counsel.

At the hearing for the Final Order, the Court will consider, among other things, the procedural and substantive fairness and reasonableness of the Arrangement and the approval of: (i) the Senior Unsecured Noteholders’ Arrangement Resolution by the Senior Unsecured Noteholders at the Senior Unsecured Noteholders’ Meeting; (ii) the Convertible Debentureholders’ Arrangement Resolution by the Convertible Debentureholders at the Convertible Debentureholders’ Meeting; and (iii) the Shareholders’ Arrangement Resolution by the Shareholders at the Shareholders’ Meeting. Pursuant to the Interim Order, Bellatrix may seek the Final Order even if the Shareholders’ Arrangement Resolution is not approved by the Shareholders at the Shareholders’ Meeting. The Interim Order does not provide for any dissent rights with respect to the Shareholders’ Arrangement Resolution.

The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Bellatrix has advised the Court that the New Common Shares, the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any) will be issued in reliance upon the exemption from registration under the 1933 Act provided by Section 3(a)(10) thereunder, upon the Court’s approval of the Arrangement. The Final Order, if granted, will constitute the basis for the exemption from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof, with respect to the offer and sale of: (i) the applicable New Common Shares to be issued to the Senior Unsecured Noteholders and the Convertible Debentureholders; and (ii) the New Second Lien Notes, New Third Lien Notes and Additional New Third Lien Notes (if any) to be issued to Senior Unsecured Noteholders, as applicable, in each case pursuant to the Plan. In order to rely on the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof, the Court must determine, prior to approving the Final Order, that the terms and conditions of the exchange of: (i) the applicable New Common Shares for the applicable portion of Senior Unsecured Notes and the Convertible Debentures are fair to the Senior Unsecured Noteholders and the Convertible Debentureholders, as applicable; (ii) the New Second Lien Notes for a portion of the applicable Senior Unsecured Notes is fair to the applicable Senior Unsecured Noteholders; and (iii) the New Third Lien Notes and the Additional New Third Lien Notes (if any) for a portion of the Senior Unsecured Notes is fair to the Senior Unsecured Noteholders. See “Certain Regulatory and Other Matters Relating to the Recapitalization Transaction – United States”.

Assuming the Final Order is granted and the other conditions to closing contained in the Plan are satisfied or waived, it is anticipated that the following will occur substantially simultaneously: (i) the various documents necessary to consummate the Recapitalization Transaction will be executed and delivered; (ii) Articles of Arrangement will be filed with the CBCA Director to give effect to the Plan; and (iii) the transactions provided for in the Plan and the Recapitalization Transaction will occur in the order and at the times indicated. See “Conditions Precedent to the Implementation of the Plan”. The Recapitalization Transaction is also subject to the approval of the TSX. See “Certain Regulatory and Other Matters Relating to the Recapitalization Transaction – Stock Exchange Listing”.

The Corporation has filed with the SEC applications on Form T-3 for qualification of the indentures for the New Second Lien Notes and New Third Lien Notes under the Trust Indenture Act. Forms of the Second Lien Notes Indenture, if applicable, and the New Third Lien Notes Indenture will be filed as exhibits to the Form T-3. No exchanges will be consummated, and no New Second Lien Notes nor New Third Lien Notes will be issued, before these indentures have been so qualified.

Subject to the foregoing, it is expected that the Effective Time will occur as soon as practicable after the requisite approvals have been obtained. Subject to the satisfaction or waiver of applicable conditions, the Corporation is working to complete the Recapitalization Transaction by the end of May 2019.

Certain U.S. Securities Laws Matters

It is intended that the Arrangement shall be carried out such that the issuance and distribution of the New Common Shares, the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any) to the applicable Debtholders under the Plan qualifies in the United States for the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof and applicable state securities laws in reliance upon similar exemptions under applicable state securities laws. In order to ensure the availability of the Section 3(a)(10) exemption, the Arrangement will be carried out on the following basis:

(a)

the Arrangement (including the exchange of Senior Unsecured Notes and Convertible Debentures for New Common Shares, New Second Lien Notes, New Third Lien Notes and Additional New Third Lien Notes (if any), as applicable) will be subject to the approval of the Court;

(b)

the Court will be advised as to the intention to rely on the Section 3(a)(10) exemption based on the Court’s approval of the Arrangement prior to the Court hearing at which the Final Order will be sought;

(c)	the Court will be required to satisfy itself as to the fairness of the Arrangement;

(d)	the Final Order will address the Arrangement being approved by the Court as being fair to the Senior Unsecured Noteholders and the Convertible Debentureholders;

(e)

each Person to whom the New Common Shares, the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any) shall be issued pursuant to the Arrangement shall be advised that such New Common Shares, New Second Lien Notes, New Third Lien Notes and Additional New Third Lien Notes (if any) have not been registered under the 1933 Act and shall be issued by the Corporation in reliance upon Section 3(a)(10) of the 1933 Act and, in the case of “affiliates” of the Corporation, shall be subject to certain restrictions on resale under U.S. Securities Laws, including Rule 144 under the 1933 Act;

(f)	the Final Order shall include a statement in the preamble to substantially the following effect:

“This Order is granted by the Court upon being advised that the Order shall serve as the basis for reliance on the exemption provided by Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of the New Common Shares, the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any) of the Corporation pursuant to the Plan of Arrangement.”;

(g)

each Senior Unsecured Noteholder and Convertible Debentureholder will be given adequate notice, as set out in the Interim Order, advising them of their right to attend the Court hearing and providing them with sufficient information necessary for them to exercise that right;

(h)	there will be no improper impediments to the appearance by the Senior Unsecured Noteholders and the Convertible Debentureholders at the Court hearing; and

(i)	the Interim Order specifies that each Senior Unsecured Noteholder and Convertible Debentureholder will have the right to appear before the Court at the hearing on the Final Order.

Procedures

Registered Shareholders

A Letter of Transmittal for Registered Shareholders accompanies this Information Circular. If the Share Consolidation occurs, Registered Shareholders must properly complete, execute and return the Letter of Transmittal, together with the certificate(s) representing their pre-Share Consolidation Common Shares and any other relevant documents required by the instructions set out in the Letter of Transmittal, to the Transfer Agent at one of the offices specified in the Letter of Transmittal, which documents must actually be received by the Transfer Agent in order to receive post-Share Consolidation Common Shares. Except as otherwise provided by the instructions in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an eligible institution as defined and set out in the Letter of Transmittal. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, the certificate(s) must be endorsed or be accompanied by an appropriate securities transfer power of attorney duly and properly completed by the Registered holder, with the signature on the endorsement panel or securities transfer power of attorney guaranteed by the eligible institution. All questions as to form, validity and acceptance of any Common Shares certificates deposited pursuant to the Share Consolidation will be determined by Bellatrix in its sole discretion. Registered Shareholders depositing Common Shares agree that such determination shall be final and binding.

Bellatrix reserves the absolute right to reject any and all deposits which Bellatrix determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction. Bellatrix reserves the absolute right to waive any defect or irregularity in the deposit of any Common Share certificates. There shall be no duty or obligation on Bellatrix, the Transfer Agent or any other person to give notice of any defect or irregularity in any deposit of Common Shares and no liability shall be incurred by any of them for failure to give such notice. Bellatrix reserves the right to permit the procedure for the exchange of Common Shares pursuant to the Share Consolidation to be completed other than that as set out above. Unless otherwise directed in the Letter of Transmittal, a direct registration statement (“DRS Statement”) representing the post-Share Consolidation Common Shares to be issued in exchange for the pre-Share Consolidation Common Shares will be issued in the name of the Registered Shareholder so deposited. Unless the person who deposits Common Shares instructs the Transfer Agent to hold the DRS Statement to be issued in exchange for the pre-Share Consolidation Common Shares for pick-up by checking the appropriate box in the Letter of Transmittal, DRS Statements representing the Common Shares to be issued in exchange for the pre-Share Consolidation Common Shares will be forwarded by first class insured mail to the address supplied in the Letter of Transmittal. If no address is provided, DRS Statements will be forwarded to the address of the person as shown on the applicable register of Bellatrix.

If the Share Consolidation occurs, certificates formerly representing pre-Share Consolidation Common Shares will represent post-Share Consolidation Common Shares prior to the exchange of such certificates in accordance with a duly completed Letter of Transmittal.

Registered Shareholders who do not forward to the Transfer Agent properly completed Letters of Transmittal (together with certificate(s) representing their post-Share Consolidation Common Shares and all other required documents) will not receive the DRS Statements representing the Common Shares which they are otherwise entitled and also will not be recorded on the registers of Common Shares until proper delivery is made.

Where a certificate representing Common Shares has been destroyed, lost or mislaid, the Registered holder of that certificate should immediately complete the Letter of Transmittal as fully as possible and deliver it together with a letter describing the loss to the Transfer Agent in accordance with instructions in the Letter of Transmittal.

Any use of the mail to transmit a certificate representing Common Shares and a related Letter of Transmittal is at the risk of the Shareholder. If these documents are mailed, it is recommended that registered mail, with (if applicable) return receipt requested, properly insured, be used. If required approvals of the Arrangement are not obtained, or if the Recapitalization Transaction is not otherwise completed, the certificates representing Common Shares received by the Transfer Agent will be returned to the appropriate Shareholders.

Beneficial Shareholders

Shareholders who hold their interests in Common Shares through CDS or DTC will receive their post-Share Consolidation Common Shares through the facilities of CDS or DTC, as applicable. Delivery of post-Share Consolidation Common Shares will be made through the facilities of CDS and DTC to CDS and DTC participants, as applicable, who in turn will deliver post-Share Consolidation Common Shares to the beneficial holders thereof pursuant to standing instructions and customary practices.

Beneficial Holders should contact that Intermediary for instructions and assistance in providing details of registration and delivery of pre-Share Consolidation Common Shares.

Surrender and Cancellation of Debt

The Senior Unsecured Notes are held by DTC (or its nominee) (as sole Registered Senior Unsecured Noteholder on behalf of the beneficial Senior Unsecured Noteholders, subject to any Senior Unsecured Notes which may be withdrawn from DTC and held in registered form by a Senior Unsecured Noteholder). On the Effective Date, DTC (or its nominee) (as Registered Senior Unsecured Noteholder on behalf of the beneficial Senior Unsecured Noteholders) and each other Person who holds Senior Unsecured Notes in registered form on the Effective Date will surrender, or cause the surrender of, the certificate(s) representing the Senior Unsecured Notes to the Senior Unsecured Notes Trustee for cancellation in exchange for the consideration payable to Senior Unsecured Noteholders pursuant to the Plan.

The Convertible Debentures are held by CDS (or its nominee) (as sole Registered Convertible Debentureholder on behalf of the beneficial Convertible Debentureholders, subject to any Convertible Debentures which may be withdrawn from CDS and held in registered form by a Convertible Debentureholder). On the Effective Date, CDS (or its nominee) (as Registered Convertible Debentureholder on behalf of the beneficial Convertible Debentureholders) and each other Person who holds Convertible Debentures in registered form on the Effective Date will surrender, or cause the surrender of, the certificate(s) representing the Convertible Debentures to the Convertible Debenture Trustee for cancellation in exchange for the consideration payable to Convertible Debentureholders pursuant to the Plan.

Issuances and Distributions to Debtholders

The issuances and distributions to Debtholders contemplated in the Plan will be made as follows:

(a)

The payment by Bellatrix on the Effective Date of the Cash Interest Payment (to the extent payable in cash pursuant to the Plan) shall be effected through the delivery of cash in the applicable amount of the Cash Interest Payment to the Senior Unsecured Notes Trustee for distribution to the Senior Unsecured Noteholders as of the Distribution Record Date in accordance with the Senior Unsecured Notes Indenture and customary practices;

(b)

The delivery of the New Second Lien Notes issued pursuant to the Plan shall be made, as determined by the Applicants in advance of the Effective Date, with the consent of the Initial Consenting Noteholders, acting reasonably, by way of either:

(i)

(A) issuance on the Effective Date of a global note (which global note may also reflect some or all of the Existing Second Lien Notes) in the name of DTC (or its nominee) in respect of the New Second Lien Notes to be issued to Consenting Noteholders that are entitled to receive New Second Lien Notes under the Plan and that are able to receive such New Second Lien Notes through DTC as of the Distribution Record Date, and (B) if applicable, delivery on the Effective Date, or as soon as practicable thereafter, of New Second Lien Notes in certificated form, substantially in the form of Exhibit 6 to the Existing Second Lien Note Purchase Agreement, or in book form (as determined by the Applicants in consultation with the Second Lien Notes Trustee) to any Consenting Noteholder that has withdrawn its Senior Unsecured Notes from DTC and holds such Senior Unsecured Notes in registered form, pursuant to the registration and delivery instructions provided by each such Consenting Noteholder; or

(ii)

delivery on the Effective Date, or as soon as practicable thereafter, of the New Second Lien Notes in certificated form, substantially in the form of Exhibit 6 to the Existing Second Lien Note Purchase Agreement, or in book form (as determined by the Applicants in consultation with the Existing Second Lien Notes Agent) to all Consenting Noteholders that are entitled to receive New Second Lien Notes under the Plan, pursuant to the registration and delivery instructions provided by each such Consenting Noteholder.

(c)

Each Consenting Noteholder entitled to receive New Second Lien Notes under the Plan shall be required to provide registration details for the issuance and delivery of its New Second Lien Notes in certificated form or book form to the Proxy and Information Agent by the Early Consent Date (or such later date as agreed to by the Applicants, acting reasonably). If a Consenting Noteholder that is to receive its New Second Lien Notes in certificated form or book form pursuant to the Plan has not provided the required registration details to the Proxy and Information Agent by the Early Consent Date (or such later date as agreed to by the Applicants, acting reasonably), such Consenting Noteholder’s New Second Lien Notes shall be issued in certificated form (or such other form as agreed to with the Existing Second Lien Notes Agent or, if applicable, the Second Lien Notes Trustee) to the Proxy and Information Agent for the benefit of the Consenting Noteholder until such time as the Consenting Noteholder provides the required registration details.

(d)	The delivery of the New Third Lien Notes issued pursuant to the Plan shall be made by way of (i) issuance on the Effective Date of a global note in the name of DTC (or its nominee) in respect of the New Third Lien Notes to be issued to the Senior Unsecured Noteholders that are entitled to receive New Third Lien Notes under the Plan and who are able to receive the New Third Lien Notes through DTC as of the Distribution Record Date, and (ii) if applicable, delivery on the Effective Date, or as soon as practicable thereafter, of New Third Lien Notes in certificated form or in book form (as determined by the Applicants in consultation with the New Third Lien Notes Trustee) to any Senior Unsecured Noteholder that is entitled to receive New Third Lien Notes under the Plan, has withdrawn its Senior Unsecured Notes from DTC and holds such Senior Unsecured Notes in registered form, pursuant to the registration and delivery instructions provided by each such Senior Unsecured Noteholder.

(e)

Any Senior Unsecured Noteholder that has withdrawn its Senior Unsecured Notes from DTC and holds such Senior Unsecured Notes in registered form shall be required to provide registration details for the issuance and delivery of its New Third Lien Notes in certificated form or book form to the Proxy and Information Agent by the Early Consent Date (or such later date as agreed to by the Applicants, acting reasonably). If a Senior Unsecured Noteholder that is to receive its New Third Lien Notes in certificated form or book form pursuant to the Plan has not provided the required registration details to the Proxy and Information Agent by the Early Consent Date (or such later date as agreed to by the Applicants, acting reasonably), such Senior Unsecured Noteholder’s New Third Lien Notes shall be issued to the Proxy and Information Agent in the form of a separate global note (or such other form as agreed to with the New Third Lien Notes Trustee) to the Proxy and Information Agent for the benefit of the Senior Unsecured Noteholder until such time as the Senior Unsecured Noteholder provides the required registration details.

(f)

The delivery of New Common Shares issued pursuant to the Plan shall be made (i) in respect of Senior Unsecured Noteholders and Convertible Debentureholders that are entitled to receive New Common Shares under the Plan and who are able to receive New Common Shares though DTC or CDS, as applicable, as of the Record Date, through the facilities of DTC or CDS, as applicable, to Intermediaries who, in turn, will make delivery of the New Common Shares to the ultimate beneficial recipients thereof pursuant to standing instructions and customary practices of DTC or CDS, as applicable, or (ii) in respect of any Senior Unsecured Noteholder or Convertible Debentureholder that is entitled to receive New Common Shares under the Plan, has withdrawn its Senior Unsecured Notes from DTC or its Convertible Debentures from CDS, as applicable, and holds such Senior Unsecured Notes or Convertible Debentures, as applicable, in registered form, by providing either (A) DRS Statements or (B) certificated shares, as elected by such holder in consultation with Bellatrix, in the name of the applicable recipient thereof (or its Intermediary) and registered electronically in Bellatrix’s records which will be maintained by the Transfer Agent.

(g)

The Applicants and the Initial Consenting Noteholders, each acting reasonably, may agree on any additional or alternative delivery method that may be necessary or desirable in respect of any Alternative Senior Unsecured Noteholder Group Equity Allocation, and no further amendments to the Plan or approvals in respect thereof shall be required.

New Second Lien Notes

In order to be eligible to receive New Second Lien Notes, Senior Unsecured Noteholders must:

(a)

submit to their Intermediaries on or prior to the Early Consent Date, or such earlier deadline as the Intermediaries may advise the applicable beneficial Senior Unsecured Noteholders, their duly completed Senior Unsecured Noteholder VIEF (or such other documentation or information as the Intermediary may customarily request from a beneficial Senior Unsecured Noteholder for purposes of properly obtaining its voting and election instructions), to permit their respective Intermediaries to duly complete and submit in a timely manner through a master proxy submitted to the Proxy and Information Agent, the beneficial Senior Unsecured Noteholder’s voting preferences, as applicable, by the Early Consent Date, and such Senior Unsecured Noteholder VIEFs must all instruct a vote in favour of the Senior Unsecured Noteholders’ Arrangement Resolution;

(b)

instruct their Intermediaries to make the appropriate election to consent early through ATOP or any similar program prior to the Early Consent Date (which, for the avoidance of doubt, will not constitute a vote); and

(c)	not have withdrawn or changed such ATOP election and such vote such in favour of the Senior Unsecured Noteholders’ Arrangement Resolution prior to the Effective Date,

and in each case must continue to hold their Consent Notes on the Effective Date.

Consenting Debentureholder Early Consent New Common Share Pool

In order to be eligible to receive a Consenting Debentureholder Pro Rata Share of the Consenting Debentureholder Early Consent New Common Share Pool, Convertible Debentureholders must:

(a)

submit to their Intermediaries on or prior to the Early Consent Date, or such earlier deadline as the Intermediaries may advise the applicable beneficial Convertible Debentureholders, their duly completed Convertible Debentureholder VIEF (or such other documentation or information as the Intermediary may customarily request from a beneficial Convertible Debentureholders for purposes of properly obtaining its voting and election instructions), to permit their respective Intermediaries to duly complete and submit in a timely manner the beneficial Convertible Debentureholder’s voting and election instructions through CDSX or any similar program, by the Early Consent Date, and such Convertible Debentureholder VIEFs must all instruct a vote in favour of the Convertible Debentureholders’ Arrangement Resolution; and

(b)	not have withdrawn or changed such election and such vote in favour of the Convertible Debentureholders’ Arrangement Resolution prior to the Effective Date,

and in each case must continue to hold their Consent Debentures on the Effective Date.

Strict compliance with the requirements set forth under “Description of the Recapitalization Transaction and Certain Related Matters – Procedures” concerning, among other things, the deposit and delivery of New Common Shares and the delivery of New Third Lien Notes and New Second Lien Notes, as applicable, and requirements for ensuring Senior Unsecured Noteholders and Convertible Debentureholders are eligible to receive New Second Lien Notes and a Consenting Debentureholder Pro Rata Share of the Consenting Debentureholder Early Consent New Common Share Pool, respectively, will be necessary.

ARRANGEMENT STEPS

Pursuant to the Plan, commencing at the Effective Time, the following events or transactions will occur, or be deemed to have occurred and be taken and effected, in the following order in five minute increments (unless otherwise indicated) and at the times set out in the Plan (or in such other manner or order or at such other time or times as the Applicants, the Initial Consenting Noteholders and the Majority Consenting Debentureholders may agree, each acting reasonably), without any further act or formality required on the part of any Person, except as may be expressly provided in the Plan:

(a)

The existing Common Shares shall be, and shall be deemed to be, consolidated (the “Share Consolidation”) on the basis of one Common Share for every 12 Common Shares outstanding immediately prior to the Effective Time. Any fractional interests in the consolidated Common Shares will, without any further act or formality, be cancelled without payment of any consideration therefor. Notwithstanding any provision of the CBCA, immediately following the completion of the Share Consolidation, the stated capital of the Common Shares shall be equal to the stated capital of the Common Shares immediately prior to the Share Consolidation.

(b)	The following shall occur concurrently:

(i)

As determined by Bellatrix, prior to the Effective Date, with the consent of the Initial Consenting Noteholders, acting reasonably, either (A) Bellatrix, the Existing Second Lien Notes Agent and the Existing Second Lien Noteholders shall enter into the Existing

Second Lien Note Purchase Agreement Amendment and all holders of New Second Lien Notes shall be deemed to have executed such Existing Second Lien Note Purchase Agreement Amendment, or (B) Bellatrix and the Second Lien Notes Trustee shall enter into the Second Lien Notes Indenture, in each case together with all related documentation (including any applicable security documentation) as agreed by Bellatrix and the Initial Consenting Noteholders, each acting reasonably;

(ii)

Bellatrix and the New Third Lien Notes Trustee shall enter into the New Third Lien Notes Indenture together with all related documentation (including applicable security documentation) as agreed by Bellatrix and the Initial Consenting Noteholders, each acting reasonably; and

(iii)	in exchange for the Senior Unsecured Notes, and in full and final settlement of the Senior Unsecured Noteholder Claims, Bellatrix shall issue to each Senior Unsecured Noteholder:

(A)	its Noteholder Interest Pro Rata Share of either:

(1)	the Cash Interest Payment paid in cash; or

(2)	if the Applicants and Initial Consenting Noteholders agree prior to the Effective Date, the Additional New Third Lien Notes;

(B)	if such Senior Unsecured Noteholder is a Consenting Noteholder (and subject to the applicable terms of the Plan):

(1)	New Second Lien Notes having an aggregate principal amount equal to its Consenting Noteholder New Second Lien Note Amount;

(2)	its Consenting Noteholder Pro Rata Share of the New Third Lien Notes; and

(3)	its Consenting Noteholder Pro Rata Share of the Senior Unsecured Noteholder New Common Share Pool; and

(C)	if such Senior Unsecured Noteholder is not a Consenting Noteholder (and subject to the applicable terms of the Plan):

(1)	its Non-Consenting Noteholder Pro Rata Share of the New Third Lien Notes; and

(2)	its Non-Consenting Noteholder Pro Rata Share of the Senior Unsecured Noteholder New Common Share Pool,

and Bellatrix shall add an amount to the stated capital account maintained in respect of the New Common Shares equal to the lesser of (i) the fair market value on the Effective Date of the Senior Unsecured Noteholder New Common Share Pool issued to Senior Unsecured Noteholders pursuant to Section 4.3(b) of the Plan, and (ii) the aggregate principal amount and accrued interest of the Senior Unsecured Notes less the Cash Interest Payment and the aggregate principal amount of the New Second Lien Notes and New Third Lien Notes issued to Senior Unsecured Noteholders, and the price for which the Senior Unsecured Notes are exchanged under the Plan shall be equal to the aggregate principal amount of the New Second Lien Notes and New Third Lien Notes and the amount added to the stated capital account in respect of the issuance of the Senior Unsecured Noteholder New Common Share Pool.

(c)	Concurrently with the transactions contemplated above:

(i)

the Senior Unsecured Noteholder Claims shall, and shall be deemed to be, irrevocably and finally extinguished and the Senior Unsecured Noteholders shall have no further right, title or interest in and to the Senior Unsecured Notes or their respective Senior Unsecured Noteholder Claims; and

(ii)

the Senior Unsecured Notes, the Senior Unsecured Notes Indenture and any and all other related Debt Documents shall be cancelled, provided that the Senior Unsecured Notes Indenture shall remain in effect solely to allow the Senior Unsecured Notes Trustee to make the distributions set forth in the Plan.

(d)

Concurrently with the steps set forth above, in exchange for the Convertible Debentures, and in full and final settlement of the Convertible Debentureholder Claims, Bellatrix shall issue to each Convertible Debentureholder:

(i)	if such Convertible Debentureholder is a Consenting Debentureholder:

(A)	its Consenting Debentureholder Pro Rata Share of the Consenting Debentureholder Early Consent New Common Share Pool; and

(B)	its Convertible Debentureholder Pro Rata Share of the Convertible Debentureholder New Common Share Pool; and

(ii)	if such Convertible Debentureholder is not a Consenting Debentureholder, its Convertible Debentureholder Pro Rata Share of the Convertible Debentureholder New Common Share Pool,

and Bellatrix shall add an amount to the stated capital account maintained in respect of the New Common Shares equal to the lesser of (i) the fair market value on the Effective Date of the Consenting Debentureholder Early Consent New Common Share Pool and the Convertible Debentureholder New Common Share Pool issued to Convertible Debentureholders pursuant to Section 4.3(d) of the Plan, and (ii) the aggregate principal amount and accrued interest of the Convertible Debentures.

(e)	Concurrently with the issuance of the New Common Shares as contemplated above:

(i)

the Convertible Debentureholder Claims shall, and shall be deemed to be, irrevocably and finally extinguished and the Convertible Debentureholders shall have no further right, title or interest in and to the Convertible Debentures or their respective Convertible Debentureholder Claims; and

(ii)

the Convertible Debentures, the Convertible Debenture Indenture and any and all other related Debt Documents shall be cancelled, provided that the Convertible Debenture Indenture shall remain in effect solely to allow the Convertible Debenture Trustee to make the distributions set forth in the Plan.

(f)	The releases shall become effective.

(g)

Unless otherwise agreed by Bellatrix and the Initial Consenting Noteholders, such number of the directors of Bellatrix immediately prior to the Effective Time as agreed to by Bellatrix and the Initial Consenting Noteholders shall have resigned or be deemed to have resigned and the New Directors shall be deemed to have been appointed.

(h)

One hour after the steps set forth above, Bellatrix and the Bellatrix Subsidiary shall be, and shall be deemed to be, amalgamated and continued as one corporation (“Amalgamated Bellatrix”) under the CBCA in accordance with the following:

(i)	Name. The name of Amalgamated Bellatrix shall be “Bellatrix Exploration Ltd.”;

(ii)

Registered Office. The registered office of Amalgamated Bellatrix shall be located in the City of Calgary in the Province of Alberta. The address of the registered office of Amalgamated Bellatrix shall be 1920, 800 - 5th Avenue S.W., Calgary, Alberta T2P 3T6;

(iii)	Restrictions on Business. There shall be no restrictions on the business that Amalgamated Bellatrix may carry on;

(iv)	Articles. The articles of Bellatrix, as in effect immediately prior to the Amalgamation, shall be deemed to be the articles of Amalgamated Bellatrix;

(v)

Directors. Amalgamated Bellatrix shall have a minimum of 1 director and a maximum of 15 directors, until changed in accordance with the CBCA. Until changed by shareholders of Amalgamated Bellatrix, or by the directors of Amalgamated Bellatrix in accordance with the CBCA, the directors of Bellatrix, as in effect immediately prior to the Amalgamation, shall be deemed to be the directors of Amalgamated Bellatrix;

(vi)

Shares. All shares of the Bellatrix Subsidiary shall be cancelled without any repayment of capital in respect thereof; no shares will be issued by Amalgamated Bellatrix in connection with the Amalgamation and all shares of Bellatrix prior to the Amalgamation shall be unaffected and shall continue as shares of Amalgamated Bellatrix;

(vii)	Stated Capital. The stated capital account of the shares of Amalgamated Bellatrix will be equal to the stated capital account in respect of the Common Shares immediately prior to the Amalgamation;

(viii)	By-laws. The by-laws of Bellatrix, as in effect immediately prior to the Amalgamation, shall be deemed to be the by-laws of Amalgamated Bellatrix;

(ix)	Effect of Amalgamation. The provisions of subsection 186(a) to (g) of the CBCA shall apply to the Amalgamation with the result that:

a)	the amalgamation of the amalgamating corporations and their continuance as one corporation becomes effective;

b)	the property of each amalgamating corporation continues to be the property of Amalgamated Bellatrix;

c)	Amalgamated Bellatrix continues to be liable for the obligations of each amalgamating corporation;

d)	an existing cause of action, claim or liability to prosecution is unaffected;

e)	a civil, criminal or administrative action or proceeding pending by or against an amalgamating corporation may be continued to be prosecuted by or against Amalgamated Bellatrix;

f)	a conviction against, or ruling, order or judgment in favour of or against, an amalgamating corporation may be enforced by or against Amalgamated Bellatrix; and

(i)

the Articles of Arrangement are deemed to be the articles of incorporation of Amalgamated Bellatrix and the Certificate of Arrangement is deemed to be the certificate of incorporation of Amalgamated Bellatrix.

CONDITIONS PRECEDENT TO THE IMPLEMENTATION OF THE PLAN

The implementation of the Plan is conditional upon the fulfillment, satisfaction or waiver (to the extent permitted under the Plan) of the following conditions:

(a)

The Court shall have granted the Final Order, the implementation, operation or effect of which shall not have been stayed, varied in a manner not acceptable to the Applicants, the Initial Consenting Noteholder and the Majority Consenting Debentureholders, vacated or subject to pending appeal;

(b)	No Law shall have been passed and become effective, the effect of which makes the consummation of the Plan illegal or otherwise prohibited;

(c)

Any steps, actions or resolutions that may be required in order to proportionately adjust Bellatrix’s outstanding stock options, restricted share units, performance share units, deferred share units and any other equity or equity-linked securities of Bellatrix to reflect the Share Consolidation shall be completed, effective concurrently with the applicable step of the Plan, in form and substance satisfactory to Bellatrix and the Initial Consenting Noteholders, each acting reasonably;

(d)	All conditions to implementation of the Plan set out in the Noteholder Support Agreement shall have been satisfied or waived in accordance with their terms; and

(e)	All conditions to implementation of the Plan set out in the Debentureholder Support Agreement shall have been satisfied or waived in accordance with their terms.

FAILURE TO IMPLEMENT THE RECAPITALIZATION TRANSACTION

In the event the Recapitalization Transaction is not successful, the Corporation will need to evaluate all of its options and alternatives related to any future Court proceedings or other alternatives to address key liquidity and debt leverage matters which exist today. In the event the Recapitalization Transaction is not successful, the value available to stakeholders may be significantly less and there is a risk that any proceeds available for distribution to stakeholders would be paid in priority to the First Lien Lenders, Existing Second Lien Noteholders, Senior Unsecured Noteholders and Convertible Debentureholders, with the remaining proceeds, if any, paid to the Shareholders. There is significant risk that there may be no recovery of any kind, or amount available for, those parties which are lower in the priority waterfall in such circumstances.

ALTERNATIVE IMPLEMENTATION PROCESS

Should the Recapitalization Transaction not be implemented pursuant to the Plan for any reason, the Corporation may determine, with the prior written consent of the Initial Consenting Noteholders and the Initial Consenting Debentureholder and subject to further order of the Court, to proceed with the Recapitalization Transaction on substantially the same terms as described in this Information Circular pursuant to proceedings under the CCAA. Subject to the prior written consent of the Initial Consenting Noteholders and the Initial Consenting Debentureholder and further order of the Court, the Corporation may in such circumstances seek to count any votes cast in favour of the Senior Unsecured Noteholders’ Arrangement Resolution or the Convertible Debentureholders’ Arrangement Resolution approving the Arrangement in favour of resolutions of the Senior Unsecured Noteholders or Convertible Debentureholders, as applicable, approving the Arrangement under a proceeding pursuant to the CCAA.

There is significant risk that one or more of the First Lien Lenders, the Existing Second Lien Noteholders, the Initial Consenting Noteholders or the Initial Consenting Debentureholder will not agree to implement the Plan terms in any CCAA proceedings. The foregoing parties are not required to implement the Recapitalization Transaction under the CCAA.

BACKGROUND TO AND REASONS FOR THE RECAPITALIZATION TRANSACTION

As previously announced, in connection with its key strategic priority of maintaining financial strength and liquidity, the Corporation has, for a significant period of time, been reviewing and evaluating potential options and alternatives to improve its capital structure, improve liquidity and maximize value for all stakeholders. As also previously announced, Bellatrix has been engaged in extended discussions with parties across our capital structure in connection with advancing potential transaction alternatives.

Senior Unsecured Notes for Equity Exchanges

In connection with Bellatrix’s efforts to, among other things, reduce its debt levels and improve liquidity, the Corporation entered into certain transactions in 2018 to exchange portions of its Senior Unsecured Notes for Common Shares (collectively, the “Senior Unsecured Notes For Equity Exchanges”). The Senior Unsecured Notes For Equity Exchanges collectively resulted in a reduction in the principal amount of Senior Unsecured Notes by US$24,115,000 and approximately US$2 million of annualized interest savings in the aggregate.

Senior Unsecured Notes Exchange Transaction

On July 25, 2018, the Corporation entered into the Existing Second Lien Note Purchase Agreement with the Existing Second Lien Noteholders, pursuant to which on September 11, 2018, it completed a series of transactions (collectively, the “Senior Unsecured Notes Exchange Transaction”) involving, among other things, the following key elements:

(a)	an exchange of US$80.12 million of Senior Unsecured Notes for US$72.108 million of Existing Second Lien Notes;

(b)

a new money commitment by the Existing Second Lien Noteholders of US$30 million to US$40 million through the purchase of New Money Notes for future capital expenditures, development capital and/or subsequent Senior Unsecured Note exchanges;

(c)

the creation of a basket of New Second Lien Notes for subsequent Senior Unsecured Note exchanges on or before December 31, 2018 (the “New Second Lien Notes Basket Deadline”), provided that if any of the incremental US$50 million of New Second Lien Notes capacity is utilized, then the New Money Notes would be limited to US$30 million; and

(d)

the Corporation issuing to the Existing Second Lien Noteholders warrants to purchase 3,088,205 Common Shares (the “Second Lien Exchange Warrants”), representing approximately 5% of Bellatrix’s issued and outstanding Common Shares at such time. The Second Lien Exchange Warrants reflect an exercise price of $1.30 per Common Share and expire on September 11, 2023 (five years from the issuance date). The Second Lien Exchange Warrants only vest and become exercisable if New Second Lien Notes are issued.

The Senior Unsecured Notes Exchange Transaction had the effect of extending the maturity of over one-third of the then outstanding Senior Unsecured Notes by three years, reducing outstanding debt by US$8 million, maintaining the cash interest rate at 8.5%, providing access to additional liquidity by way of the New Money Notes and providing a framework for effecting additional exchanges of Senior Unsecured Notes for New Second Lien Notes. The Senior Unsecured Notes Exchange Transaction was the result of discussions that occurred over several months with holders of a majority of the Corporation’s then outstanding Senior Unsecured Notes, discussions with the First Lien Lenders, and the consideration by the Board and the Special Committee of a variety of financing and strategic alternatives.

Concurrently with the closing of the Senior Unsecured Notes Exchange Transaction, the Existing Second Lien Noteholders purchased, and the Corporation issued to the Existing Second Lien Noteholders, US$15 million of the New Money Notes for US$15 million of new capital funded by the Existing Second Lien Noteholders, and on December 11, 2018, the Existing Second Lien Noteholders purchased, and the Corporation issued to the Existing Second Lien Noteholders, an additional US$15 million of the New Money Notes.

The Existing Second Lien Note Purchase Agreement was subsequently amended to, among other things, extend the New Second Lien Notes Basket Deadline to February 28, 2019, and pursuant to the Second Lien Consent Agreement, the Existing Second Lien Noteholders have agreed to, among other things, further extend the New Second Lien Notes Basket Deadline to June 30, 2019 as part of the implementation of the Recapitalization Transaction, subject to the terms and conditions of the Second Lien Consent Agreement. See “Consent Agreements”.

Development of Recapitalization Transaction

Bellatrix continued its efforts through the fall of 2018 to explore further alternatives or transactions available to the Corporation, including potential comprehensive solutions to address the Corporation’s capital structure, certain upcoming debt maturities and its liquidity position. The Corporation engaged National Bank Financial Inc., as financial advisor, and Goodmans LLP, as legal counsel, in connection with advancing its strategic review efforts.

In September 2018, the Corporation entered into confidentiality agreements with the Initial Consenting Noteholders and their advisors, and provided such parties with confidential information regarding the Corporation and access to a data room. In December 2018, the Corporation also entered into a confidentiality agreement with the Initial Consenting Debentureholder in connection with advancing a potential transaction involving the Convertible Debentures.

The Corporation, with the assistance of its legal and financial advisors, engaged in extended and detailed discussions and due diligence efforts with the Initial Consenting Noteholders and the Initial Consenting Debentureholder, with a view to achieving a consensual comprehensive transaction to deleverage the Corporation’s capital structure, reduce its annual cash interest payments and provide stability and flexibility to the Corporation’s financial position in light of evolving industry conditions.

Following its strategic review efforts and detailed consultation and negotiations undertaken with key stakeholders with the aim of developing and executing a comprehensive recapitalization transaction to address Bellatrix’s capital structure for the benefit of the Corporation and its various stakeholders, the Board unanimously determined that the proposed Recapitalization Transaction is the best available transaction for the Corporation in the circumstances and is in the best interests of the Corporation and its stakeholders and authorized the Corporation to seek to implement the Recapitalization Transaction and the Arrangement.

In connection with the proposed Recapitalization Transaction, on March 28, 2019, the Corporation entered into (i) the Noteholder Support Agreement with the Initial Consenting Noteholders, collectively holding approximately 90% of the Corporation’s Senior Unsecured Notes (based on holdings of Senior Unsecured Notes disclosed to the Corporation in the Noteholder Support Agreement), and (ii) the Debentureholder Support Agreement with the Initial Consenting Debentureholder holding approximately 50% of the Corporation’s Convertible Debentures and approximately 2% of the Common Shares (based on holdings of Convertible Debentures and Common Shares disclosed to the Corporation in the Debentureholder Support Agreement). Pursuant to the Support Agreements, the Initial Consenting Noteholders and the Initial Consenting Debentureholder have agreed to, among other things, support the Recapitalization Transaction and vote in favour of the Plan, subject to the terms of the applicable Support Agreement

In addition, the Corporation has also entered into the Consent Agreements, pursuant to which the Existing Second Lien Noteholders and the First Lien Lenders have, among other things, agreed to waive potential defaults under the terms and conditions of the Existing Second Lien Notes and First Lien Credit Agreement, respectively, which may result from the Corporation’s commencement of proceedings under the CBCA, subject to the terms of the Consent Agreements.

The following is a summary of certain factors, among others, which the Board reviewed and considered in relation to the Recapitalization Transaction:

(a)	the Corporation’s current capital structure and financial position;

(b)	the ongoing challenges in the Western Canadian oil and natural gas market;

(c)	the Corporation’s review of potential alternatives;

(d)	the lengthy and detailed consultation and negotiations with applicable debtholders;

(e)	the advice of legal and financial advisors to the Corporation;

(f)	the recommendation of the Special Committee;

(g)	the Opinions; and

(h)

Senior Unsecured Noteholders holding approximately 90% of the Senior Unsecured Notes and a Convertible Debentureholder holding approximately 50% of the Convertible Debentures were supportive of the Recapitalization Transaction and would be entering into the Noteholder Support Agreement and the Debentureholder Support Agreement, respectively.

After careful consideration of the above-noted factors and other factors following consultation with its financial advisors and outside legal counsel, Management and the Board believe that the Recapitalization Transaction, if implemented will have the following benefits to Bellatrix and its stakeholders:

(a)	the Corporation’s total debt will be reduced by approximately $110 million;

(a)	the Corporation’s annual cash interest payments will be reduced by over $12 million annually until December 31, 2021;

(b)	the Corporation will have no debt maturities in respect of non-revolving debt prior to 2023;

(c)

the existing Common Shares will remain outstanding and, subject to the Share Consolidation, the rounding down of fractional Common Shares and the dilution resulting from the issuance of New Common Shares pursuant to the Recapitalization Transaction, will represent approximately 16.5% of the issued and outstanding Common Shares immediately following implementation of the Recapitalization Transaction; and

(d)	the Corporation will continue to satisfy its obligations to employees, suppliers, customers and governmental authorities will continue to be satisfied in the ordinary course of business.

Peters & Co. Limited Opinions

Peters & Co. Limited (“Peters & Co.”) has provided the Special Committee and the Board with: (i) a fairness opinion in respect of the Recapitalization Transaction (the “Fairness Opinion”); and (ii) an opinion (the “CBCA Opinion”, together with the Fairness Opinion, the “Opinions”) in the form described in paragraph 4.04 of Industry Canada’s Policy Statement 15-1 – Policy Concerning Arrangements under Section 192 of the CBCA dated January 4, 2010. Copies of the Opinions are attached as Appendix J to this Information Circular.

In the Opinions, Peters & Co. concludes that, as of the date of the Opinions: (i) the Senior Unsecured Noteholders, the Convertible Debentureholders and the Shareholders would be in a better financial position, respectively, under the Recapitalization Transaction than if the Corporation were liquidated as, in each case, the estimated aggregate value of the consideration made available to Senior Unsecured Noteholders, Convertible Debentureholders and Shareholders, respectively, pursuant to the Recapitalization Transaction would exceed the estimated value the Senior Unsecured Noteholders, Convertible Debentureholders and Shareholders would receive in a liquidation, respectively; and (ii) the Recapitalization Transaction is fair, from a financial point of view, to the Corporation.

The Opinions describe the scope of the review undertaken by Peters & Co., the assumptions made by Peters & Co., the limitations on the use of the Opinions, and the basis of Peters & Co.’s fairness analysis for the purposes of the Opinions, among other matters. The summary of the Opinions set forth in this Information Circular is qualified in its entirety by reference to the full text of the Opinions. Peters & Co. has provided its written consent to the inclusion of the Opinions in this Information Circular.

Assumptions

The Opinions rely on various assumptions, including the accuracy, completeness and fair presentation of all of the financial and other information, data, advice, other materials, representations and opinions obtained by Peters & Co. from public sources or received from Bellatrix or its consultants or advisors or otherwise pursuant to its engagement, and is conditional upon such completeness, accuracy and fairness.

The Opinions were rendered on the basis of securities market, economic and general business and financial conditions prevailing as at the date thereof and the condition and prospects, financial and otherwise, of Bellatrix as reflected in the information and documents reviewed by Peters & Co. and as represented to Peters & Co. in its discussions with the senior management of Bellatrix. In its analyses, numerous assumptions were made with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of any party involved.

Limitations

Peters & Co. has performed such financial analyses as it considered to be appropriate and necessary in the circumstances to support the conclusions reached in the Opinions. However, Peters & Co. has not been engaged to prepare a formal valuation of any of the assets, shares, liabilities or other securities involved in the Arrangement and the Opinions should not be construed as such. In particular, Peters & Co. has not provided, and the Opinions should not be construed as:

(a)	an opinion as to the fairness of the Recapitalization Transaction to the Senior Unsecured Noteholders, Convertible Debentureholders and/or Shareholders;

(b)	an opinion as to the relative fairness of the Recapitalization Transaction among and between the Senior Unsecured Noteholders, Convertible Debentureholders and Shareholders;

(c)	an opinion as to the fairness of the process underlying the Recapitalization Transaction;

(d)	a formal valuation or appraisal of Bellatrix or any of its securities or assets or the securities or assets of Bellatrix’s associates or affiliates;

(e)	an opinion concerning the future trading price of any of the securities of Bellatrix, or of securities of its associates or affiliates following the completion of the Recapitalization Transaction;

(f)

an opinion as to the ability of Bellatrix after the implementation of the Recapitalization Transaction to repay (or refinance) the principal amount of its indebtedness (after giving effect to the Recapitalization Transaction); or

(g)

a recommendation to any Senior Unsecured Noteholders, Convertible Debentureholders or Shareholders as to whether or not such Senior Unsecured Notes, Convertible Debentures or Common Shares should be held, or sold or to use the voting rights provided in respect of the Recapitalization Transaction to vote for or against the Arrangement or to vote for or against certain steps necessary to implement the Recapitalization Transaction.

Considerations - Fairness Opinion

For the purposes of the Fairness Opinion, Peters & Co. considered that the Recapitalization Transaction would be fair, from a financial point of view, to Bellatrix, if it:

(a)	provides Bellatrix with a more appropriate capital structure, by reducing the total amount of debt outstanding;

(b)

reduces the risk that Bellatrix’s cash flow from operations and available liquidity would be insufficient to provide adequate funds to finance operating and capital expenditures and continue to service its debt; and

(c)	is better than other known, feasible alternatives, based on the above criteria.

In preparing the Fairness Opinion, Peters & Co. relied upon the discussions, documents and materials referred to under the “Scope of Review” in the Fairness Opinion, reviewed with Bellatrix’s management known, feasible alternative transactions available to Bellatrix, and considered a number of factors including, but not limited to:

(a)	Bellatrix, with its current capital structure and the current natural gas outlook, is unable to execute its business plan and service its debt;

(b)

the Recapitalization Transaction would restructure and extinguish a portion of the Senior Unsecured Notes and extinguish in their entirety the outstanding Convertible Debentures, reducing Bellatrix’s total outstanding debt;

(c)	the Recapitalization Transaction would reduce Bellatrix’s annual cash interest payments;

(d)

Bellatrix has the opportunity, at this time, to effect a Recapitalization Transaction with the approval of a majority of each of the Senior Unsecured Noteholders and Convertible Debentureholders and in accordance with applicable law; and

(e)	Peters & Co. and Bellatrix are not aware of any feasible alternative transactions that are better than the Recapitalization Transaction.

Considerations - CBCA Opinion

For the purposes of the CBCA Opinion, Peters & Co. considered that the Senior Unsecured Noteholders, Convertible Debentureholders and Shareholders would be in a better financial position under the Recapitalization Transaction than if Bellatrix were liquidated, if the estimated aggregate value of the consideration made available to the Senior Unsecured Noteholders, Convertible Debentureholders and Shareholders, respectively, pursuant to the Recapitalization Transaction, exceeds the estimated value the Senior Unsecured Noteholders, Convertible Debentureholders and Shareholders would receive in a liquidation, respectively.

In preparing the CBCA Opinion, Peters & Co. relied upon the discussions, information, documents and materials referred to under the “Scope of Review” in the CBCA Opinion, reviewed with Bellatrix’s management the alternatives reasonably available to Bellatrix, and considered, among other things, the following matters:

(a)	in a liquidation process, prospective buyers will be aware that the vendor is compelled to sell its assets, which may have a negative impact on the value realized;

(b)	a liquidation process is likely to have a negative impact on the value of Bellatrix’s business as customers, suppliers and employees react to protect their interests;

(c)

a liquidation process may give rise to significant incremental costs, including senior secured debtor in possession financing, and additional legal and financial advisory costs which would be incurred to implement the liquidation and address the associated legal proceedings. These costs would be recovered out of the sale proceeds that could otherwise be available to the Shareholders, Senior Unsecured Noteholders and Convertible Debentureholders;

(d)

the current weak conditions in the Canadian energy capital markets and the Canadian oil and natural gas industry; current investor sentiment respecting, and support for, the energy industry; which factors would likely reduce the field of prospective bidders and constrain the bidding of participants in a liquidation process;

(e)

the Recapitalization Transaction would reduce the total amount of debt outstanding, reducing the risk that Bellatrix’s cash flow from operations and available liquidity would be insufficient to provide adequate funds to finance the operating and capital expenditures and service its debt; and

(f)	following the Recapitalization Transaction, Bellatrix has the opportunity to generate incremental value by benefiting from any recovery in the oil and natural gas industry.

Independence of Peters & Co.

Pursuant to an engagement letter dated February 22, 2019, Peters & Co. was engaged by Bellatrix to provide the Opinions and will receive fees for its services. Bellatrix has agreed to indemnify Peters & Co. in respect of certain matters relating to its engagement and Peters & Co. will be reimbursed for its reasonable out of pocket expenses. No portion of Peters & Co.’s fees is contingent upon the successful completion of the Arrangement. Peters & Co.’s engagement as independent financial advisor to the Special Committee and the Board provides for a fixed flat fee for providing the Opinions. Neither Peters & Co. nor any of its affiliated entities is an associated entity or affiliated entity or insider of Bellatrix, or its respective associates or affiliates. Peters & Co. is also independent of the parties who have entered into the Support Agreements with Bellatrix as of the date of the public announcement of the Support Agreements, as such parties have been identified to Peters & Co. by Goodmans LLP, counsel to Bellatrix.

Peters & Co. is an independent investment dealer headquartered in Calgary, Alberta, Canada. Neither Peters & Co. nor any of its affiliates or associates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta)) of Bellatrix. Further, neither Peters & Co. nor any of its affiliates is acting as an advisor to Bellatrix or any Senior Unsecured Noteholder, Convertible Debentureholder or existing Shareholder in connection with any matter, other than pursuant to Peter & Co.’s engagement as independent financial advisor to the Special Committee and the Board. There are also no understandings, agreements or commitments between Peters & Co. and the Corporation with respect to future business dealings.

Peters & Co. acts as a trader and dealer, both as principal and as agent, in all major Canadian financial markets and as such has had, or may have, positions in the securities of Bellatrix from time to time and has executed, or may execute, transactions in the securities of Bellatrix for which it receives compensation. In addition, as an investment dealer, Peters & Co. conducts research on securities and may, in the ordinary course of its business, be expected to provide investment advice to its clients on investment matters, including in respect of Bellatrix and/or the Recapitalization Transaction.

Recommendation of the Board of DirectorsAfter careful consideration and based on several factors, including the Corporation’s current capital structure and financial position, the ongoing challenges in the Western Canadian oil and natural gas market, the Corporation’s review of potential alternatives, the lengthy and detailed consultation and negotiations with applicable debtholders, the advice of legal and financial advisors to the Corporation, the recommendation of the Special Committee and the Opinions, the Board unanimously determined that the proposed Recapitalization Transaction is the best available transaction for the Corporation in the circumstances and is in the best interests of the Corporation and its stakeholders, and approved the Plan and the Recapitalization Transaction contemplated thereby.

The Board also considered various factors discussed in the foregoing section entitled “Background to and Reasons for the Recapitalization Transaction”. Further, the Board took note of the fact that Senior Unsecured Noteholders holding approximately 90% of the Senior Unsecured Notes and a Convertible Debentureholder holding approximately 50% of the Convertible Debentures were supportive of the Recapitalization Transaction and would be entering into the Noteholder Support Agreement and the Debentureholder Support Agreement, respectively.

The Board unanimously recommends that the Senior Unsecured Noteholders, Convertible Debentureholders and Shareholders support and vote in favour of the Recapitalization Transaction

EFFECT OF THE RECAPITALIZATION TRANSACTION

The Recapitalization Transaction is expected to substantially improve and strengthen the Corporation’s overall financial position by reducing the Corporation’s outstanding indebtedness by approximately $110 million, reduce annual cash interest payments by over $12 million annually until December 31, 2021 and address certain of the Corporation’s debt maturities such that the Corporation will have no debt maturities in respect of non-revolving debt prior to 2023, and improving the Corporation’s overall capital structure and liquidity. Deleveraging the Corporation and improving its capital structure will also provide greater financial flexibility for the Corporation to strengthen its operational and financial performance going forward.

The following unaudited pro forma financial information is presented for illustrative purposes only to show the effect of the Recapitalization Transaction on Bellatrix’s capital structure. It is not necessarily indicative of the Corporation’s financial position that would have occurred had the Recapitalization Transaction occurred on the dates presented in the unaudited pro forma financial information, or of the results expected in future periods. As a result of the Recapitalization Transaction, Bellatrix’s debt obligations upon implementation of the Recapitalization Transaction would be as follows:

	Current Debt(1)	Pro Forma Debt
First Lien Credit Facilities(2)	$61.7 million	$61.7 million
Second Lien Notes	$134.8 million	$200.8 million
New Third Lien Notes	$0	$66 million	(3)
Senior Unsecured Notes	$192.4 million	$0
Convertible Debentures	$50 million	$0

Total	$438.9 million	$328.5 million

(1)	Obligations in U.S. dollars converted at an exchange rate of 1.320 U.S./Canadian dollars.
(2)	Drawn Credit Facility as at December 31, 2018, including $13.9 million of letters of credit. Pro forma debt does not include any transaction costs associated with the Recapitalization Transaction.
(3)	The aggregate amount of New Third Lien Notes assumes that the Cash Interest Payment is paid in cash on the Effective Date rather than by way of the issuance of Additional New Third Lien Notes.

NOTEHOLDER SUPPORT AGREEMENT

On March 28, 2019, Bellatrix entered into the Noteholder Support Agreement with the Initial Consenting Noteholders, which hold in the aggregate US$130,610,000 of Senior Unsecured Notes (based on holdings of Senior Unsecured Notes disclosed to the Corporation in the Noteholder Support Agreement), representing approximately 90% of the Senior Unsecured Notes. The following is a summary of the principal terms of the Noteholder Support Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Noteholder Support Agreement, a copy of which, subject to applicable redactions, is available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Consenting Noteholder Covenants

Pursuant to the Noteholder Support Agreement, and subject to the terms and conditions thereof, each Initial Consenting Noteholders agreed, among other things:

(a)

to vote (or cause to be voted) all of its Debt and Common Shares, as applicable, (i) by the Early Consent Date, in favour of the approval, consent, ratification and adoption of the Plan in accordance with the terms therein; and (ii) against the approval, consent, ratification and adoption of any matter or transaction for the Corporation that, if approved, consented to, ratified or adopted could reasonably be expected to delay, challenge, frustrate or hinder the consummation of the Recapitalization Transaction and/or the Plan, as applicable;

(b)

not to, directly or indirectly sell, assign, lend, pledge, mortgage or hypothecate, dispose or otherwise transfer any of its Debt or Common Shares, or any rights or interests therein, deposit any of its Debt or Common Shares into a voting trust, or grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or enter into a voting agreement, understanding or arrangement, with respect to the voting of its Debt or Common Shares if such trust, grant, agreement, understanding or arrangement would be reasonably expected to adversely impact the ability of the Consenting Noteholder to comply with its obligations under the Noteholder Support Agreement, in each case subject to the exceptions contained in the Noteholder Support Agreement;

(c)

not to take any action, directly or indirectly, that is inconsistent with its obligations under the Noteholder Support Agreement or that would frustrate, hinder or delay the consummation of the Recapitalization Transaction;

(d)

not to propose, file, solicit, vote for (or cause to vote for), agree to or otherwise support any alternative offer, transaction (including exchange transaction), restructuring, liquidation, workout or plan of compromise or arrangement or reorganization of or for the Corporation, including, without limitation, any proceeding or plan of arrangement under the CBCA, other legislation or otherwise, or note exchange transaction pursuant to an exchange offer or otherwise, that is inconsistent with the Recapitalization Transaction or the Noteholder Support Agreement; and

(e)

to use its commercially reasonable efforts to support, and to instruct the Initial Consenting Noteholder Advisors to support, all motions filed by the Corporation in the CBCA Proceedings that are consistent with and in furtherance of the Noteholder Support Agreement, the Recapitalization Transaction and the Plan.

Pursuant to the Noteholder Support Agreement, and subject to the terms and conditions thereof, Bellatrix agreed to, among other things, take all reasonable actions necessary to implement the Recapitalization Transaction in accordance with the terms of the Noteholder Support Agreement, file the Plan on a timely basis consistent with the terms and conditions of the Noteholder Support Agreement, recommend that any Person entitled to vote on the Plan vote in favour of the Plan, take all commercially reasonable actions necessary to obtain any regulatory approvals required to implement the Recapitalization Transaction and to achieve the following timeline:

(a)	filing the application in the CBCA Proceedings seeking the Interim Order by no later than April 18, 2019;

(b)	obtain approval of the Interim Order by the Court by no later than April 18, 2019;

(c)	obtain approval of the Final Order by the Court by no later than June 12, 2019; and

(d)	implement the Recapitalization Transaction pursuant to the Plan on or prior to the Outside Date, or such other date as the parties to the Noteholder Support Agreement may agree.

Representations and Warranties

The parties to the Noteholder Support Agreement made a number of customary representations and warranties regarding themselves and the Noteholder Support Agreement.

Superior Proposal

The Noteholder Support Agreement provides that, in the event the Corporation receives a bona fide unsolicited proposal, the Corporation is permitted to negotiate and enter into a transaction in respect of any such proposal if, following receipt of advice from outside legal and financial advisors, the Board believes in good faith, in the exercise of its fiduciary duties, that such proposal could reasonably be expected to result in a transaction more favourable to the Corporation and its stakeholders than the Recapitalization Transaction (a “Noteholder Support Agreement Superior Proposal”); provided that if the Corporation receives a Noteholder Support Agreement Superior Proposal, it shall disclose to the Initial Consenting Noteholder Advisors within three Business Days of the receipt of such Noteholder Support Agreement Superior Proposal: (i) the receipt thereof; (ii) the identity of the Person or group of Persons involved; and (iii) the material terms of such Noteholder Support Agreement Superior Proposal and copies of all material documents received in respect of such Noteholder Support Agreement Superior Proposal from or on behalf of such Person, in each case subject to any confidentiality restrictions and provided that the Initial Consenting Noteholder Advisors and the Initial Consenting Noteholders shall agree to keep such information confidential.

Conditions

The Noteholder Support Agreement stipulates that the following conditions, among others, must be satisfied or waived in accordance with the terms therein prior to implementation of the Recapitalization Transaction:

a)

the Plan shall have been approved by the Court and the requisite majority of affected stakeholders as and to the extent required by the Court and shall have been implemented by the Outside Date, or such other date as the parties to the Noteholder Support Agreement may agree;

b)	the Corporation shall have received any and all required consents and approvals from required third parties, unless otherwise addressed pursuant to the Final Order;

c)

the Plan and the Definitive Documents (as defined in the Noteholder Support Agreement) shall be on terms consistent with the Noteholder Support Agreement and shall be in form and substance satisfactory to the Corporation and the Initial Consenting Noteholders, each acting reasonably;

d)

all filings that are required under applicable Laws in connection with the Recapitalization Transaction shall have been made and any material third party and regulatory consents or approvals that are required in connection with the Recapitalization Transaction shall have been obtained on terms satisfactory to the Corporation and the Initial Consenting Noteholders, each acting reasonably and, in the case of waiting or suspensory periods, such waiting or suspensory periods shall have expired or been terminated;

e)

there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no application shall have been made to any Governmental Entity, and no action or investigation shall have been announced, threatened or commenced by any Governmental Entity, in consequence of or in connection with the Recapitalization Transaction or the Plan that restrains, prohibits or materially impedes the Recapitalization Transaction or the Plan, or requires or purports to require a material variation of the Recapitalization Transaction Terms that is not acceptable to the Corporation and the Initial Consenting Noteholders, each acting reasonably;

f)

there shall be no proceeding, claim or investigation pending or threatened before any Governmental Entity in connection with the Recapitalization Transaction that would reasonably be expected to restrain, prohibit or materially impede the Recapitalization Transaction or the Plan;

g)

the Corporation shall not have made any amendments or modifications to, grant any awards under or made any Board determinations that the implementation of the Recapitalization Transaction is deemed to result in a change of control under, its existing equity incentive plans, and shall not have implemented any new or additional equity incentive plans or similar arrangements, in each case on or prior to the implementation of the Recapitalization Transaction, without the consent of the Initial Consenting Noteholders;

h)	the director appointed pursuant to section 260 of the CBCA shall have issued a certificate of arrangement giving effect to the articles of arrangement in respect of the Plan; and

i)	the Effective Date shall occur by the Outside Date, or such other date as the parties to the Noteholder Support Agreement may agree.

The obligations of the Consenting Noteholders to complete the Recapitalization Transaction are subject to the satisfaction of the following conditions, among others, prior to or on the Effective Date, each of which is for the exclusive benefit of the Consenting Noteholders and may be waived, in whole or in part, solely by the Initial Consenting Noteholders:

a)

the Corporation shall have (i) achieved the milestones required by the Noteholder Support Agreement on or before the applicable dates set forth therein, and (ii) complied in all material respects with its covenants and obligations in the Noteholder Support Agreement that are to be performed on or before the Effective Date;

b)

the composition and size of the Board as of the Effective Date shall be satisfactory to the Initial Consenting Noteholders and the Corporation, each acting reasonably, and the Corporation shall have entered into a registration rights agreement reasonably satisfactory to the Initial Consenting Noteholders and the Corporation, each acting reasonably;

c)

all securities of the Corporation to be issued in connection with the Recapitalization Transaction, when issued and delivered, shall be duly authorized, validly issued and, with respect to the New Common Shares, fully paid and non-assessable;

d)	all Common Shares, including the New Common Shares, shall be listed and conditionally approved for trading on the TSX, subject only to the receipt of customary final documentation;

e)

immediately following implementation of the Recapitalization Transaction, the aggregate principal amount of the Corporation’s secured and unsecured debt obligations for borrowed money shall consist of only: (i) up to $100 million of the Corporation’s First Lien Credit Facilities; and (ii) up to US$202.2 million of secured and unsecured notes (plus such amount of additional notes as may be issued to holders of Senior Unsecured Notes as payment for accrued and outstanding interest in respect of the Senior Unsecured Notes on implementation of the Plan), or such other amount(s) acceptable to the Corporation and the Initial Consenting Noteholders;

f)	the Corporation shall not have made any cash payment of principal or interest to any holder of, or on account of, the Convertible Debentures while the Noteholder Support Agreement is in effect;

g)

all of the Convertible Debentures shall have been exchanged in accordance with the term sheet attached as a schedule to the Noteholder Support Agreement and all claims with respect to the Convertible Debentures shall be irrevocably and finally extinguished, discharged and released;

h)

the Revolving Credit Facility shall have been extended for a one-year term on substantially similar terms as the current Revolving Credit Facility, and/or with such other terms as are acceptable to the Corporation and the Initial Consenting Noteholders, each acting reasonably;

i)

the Existing Second Lien Note Purchase Agreement shall have been amended to reflect the terms of and allow for the implementation of the Recapitalization Transaction in accordance with the term sheet attached as a schedule to the Noteholder Support Agreement in form and substance acceptable to the Corporation and the Initial Consenting Noteholders, each acting reasonably; and

j)

each of the applicable parties shall have executed and delivered an intercreditor agreement to reflect the lien subordination of the New Third Lien Notes to the Revolving Credit Facility, the Existing Second Lien Notes and New Second Lien Notes, in form and substance acceptable to the Corporation and the Initial Consenting Noteholders, each acting reasonably.

Termination

The Noteholder Support Agreement may be terminated by the Initial Consenting Noteholders by providing written notice to the Corporation upon the occurrence of, among other things: (i) the Corporation failing to meet any of the milestones required by the Noteholder Support Agreement; or (ii) the Corporation entering into a written agreement, or publicly supporting or announces its intention, to pursue a Noteholder Support Agreement Superior Proposal.

The Noteholder Support Agreement may be terminated by the Corporation by providing written notice to the Consenting Noteholders upon the occurrence of, among other things: (i) if at any time the Consenting Noteholders that are party to the Noteholder Support Agreement hold in aggregate less than 66 2/3% of the principal amount of outstanding Senior Unsecured Notes; (ii) the Corporation entering into a written agreement, or publicly announcing its intention to pursue a Noteholder Support Agreement Superior Proposal; or (iii) the Senior Unsecured Notes are repaid in cash in full prior to the Effective Date.

The Noteholder Support Agreement will terminate automatically as to all parties thereto on the Effective Date upon the implementation of the Recapitalization Transaction.

In addition, the Noteholder Support Agreement may be terminated by mutual consent of the Corporation and the Initial Consenting Noteholders.

Loomis

Based on the holdings information provided in the Noteholder Support Agreement, Loomis, one of the Initial Consenting Noteholders, holds or controls US$79,060,000 of Senior Unsecured Notes (representing approximately 54% of the Senior Unsecured Notes) and does not hold or control any Common Shares or Convertible Debentures. Based on such holdings and subject to the terms of the Plan in respect of the Alternative Senior Unsecured Noteholder Group Equity Allocation, it is anticipated that Loomis will hold or control 10,211,725 post-Share Consolidation Common Shares upon completion of the Recapitalization Transaction, representing

24.99% of the Common Shares issued and outstanding immediately following the implementation of the Recapitalization Transaction.

DEBENTUREHOLDER SUPPORT AGREEMENT

On March 28, 2019, Bellatrix entered into the Debentureholder Support Agreement with the Initial Consenting Debentureholder that holds $25,027,000 of Convertible Debentures (based on holdings of Convertible Debentures and Common Shares disclosed to the Corporation in the Debentureholder Support Agreement), representing approximately 50% of the Convertible Debentures. The following is a summary of the principal terms of the Debentureholder Support Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Debentureholder Support Agreement, a copy of which, subject to applicable redactions, is available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Consenting Debentureholder Covenants

Pursuant to the Debentureholder Support Agreement and subject to the terms and conditions thereof, the Initial Consenting Debentureholder agreed, among other things:

a)

to vote (or cause to be voted) all of its Debt and Common Shares, as applicable (i) by the Early Consent Date, in favour of the approval, consent, ratification and adoption of the Plan (and any actions required in furtherance thereof) in accordance with the terms therein; and (ii) against the approval, consent, ratification and adoption of any matter or transaction that, if approved, consented to, ratified or adopted could reasonably be expected to delay, challenge, frustrate or hinder the consummation of the Recapitalization Transaction and/or the Plan, as applicable;

(a)

not to, directly or indirectly sell, assign, lend, pledge, mortgage or hypothecate, dispose or otherwise transfer any of its Debt or Common Shares, or any rights or interests therein, or deposit any of its Debt or Common Shares into a voting trust, or grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or enter into a voting agreement, understanding or arrangement, with respect to the voting of its Debt or Common Shares if such trust, grant, agreement, understanding or arrangement would in any manner restrict the ability of the Consenting Debentureholder to comply with its obligations under the Debentureholder Support Agreement, in each case subject to the exceptions contained in the Debentureholder Support Agreement;

(b)

not to take any action, directly or indirectly, that is inconsistent with its obligations under the Debentureholder Support Agreement or that would frustrate, hinder or delay the consummation of the Recapitalization Transaction;

(c)

not to propose, file, solicit, vote for (or cause to vote for), agree to or otherwise support any alternative offer, transaction (including exchange transaction), restructuring, liquidation, workout or plan of compromise or arrangement or reorganization of or for the Corporation, including, without limitation, any proceeding or plan of arrangement under the CBCA, other legislation or otherwise, any exchange transaction pursuant to an exchange offer or otherwise, or any debenture amendment that is inconsistent with the Recapitalization Transaction or the Debentureholder Support Agreement; and

(d)

to support, and to instruct its advisors to support all motions filed by the Corporation in the CBCA Proceedings that are consistent with and in furtherance of the Recapitalization Transaction and the Plan.

Pursuant to the Debentureholder Support Agreement, and subject to the terms and conditions thereof, Bellatrix agreed, among other things, to take all reasonable actions necessary to implement the Recapitalization Transaction and use commercially reasonable efforts to achieve the following timeline:

(a)	if, at the election of the Corporation, the Recapitalization Transaction is to be implemented pursuant to a Plan:

(i)	filing the application in the CBCA Proceedings seeking the Interim Order by no later than April 18, 2019; and

(ii)	implementing the Recapitalization Transaction pursuant to the Plan on or prior to the Outside Date, or such other date as the parties to the Debentureholder Support Agreement may agree; or

(b)

if, at the election of the Corporation, the Recapitalization Transaction is to be implemented pursuant to an amendment to the Convertible Debenture Indenture, implementing the Recapitalization Transaction pursuant to the Debenture Amendment on or prior to the Outside Date, or such other date as the parties to the Debentureholder Support Agreement may agree.

Representations and Warranties

The parties to the Debentureholder Support Agreement made a number of customary representations and warranties regarding themselves and the Debentureholder Support Agreement.

Superior Proposal

In the event the Corporation receives a bona fide unsolicited proposal, the Corporation is permitted to negotiate, advance, facilitate and enter into a transaction in respect of any such proposal if, following receipt of advice from outside legal and financial advisors, the Board believes in good faith, in the exercise of its fiduciary duties, that such proposal could reasonably be expected to result in a transaction more favourable to the Corporation and its stakeholders than the Recapitalization Transaction (a “Debentureholder Support Agreement Superior Proposal”).

Conditions

The Debentureholder Support Agreement stipulates that the Recapitalization Transaction is subject to the reasonable satisfaction of the following conditions, among others, prior to or on the Effective Date, each of which is for the benefit of the Corporation and the Consenting Debentureholders and may be waived in whole or in part by the Corporation and the Majority Consenting Debentureholders:

(a)	the Plan shall have been approved by the Court and the requisite majority of affected stakeholders as and to the extent required by the Court;

(b)

the Final Order shall have been granted by the Court, and the implementation, operation or effect of the Final Order shall not have been stayed, varied in a manner not acceptable to the Corporation or the Majority Consenting Debentureholders, each acting reasonably, vacated or be subject to pending appeal;

(c)	the Plan and the Definitive Documents (as defined in the Debentureholder Support Agreement) shall be on terms consistent with the Debentureholder Support Agreement;

(d)

all filings that are required under applicable Laws in connection with the Recapitalization Transaction shall have been made and any material third party and regulatory consents or approvals that are required in connection with the Recapitalization Transaction shall have been obtained and, in the case of waiting or suspensory periods, such waiting or suspensory periods shall have expired or been terminated;

(e)

there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no application shall have been made to any Governmental Entity, and no action or investigation shall have been announced, threatened or commenced by any Governmental Entity, in consequence of or in connection with the Recapitalization Transaction or the Plan that restrains, prohibits or materially impedes, the Recapitalization Transaction or the Plan, or requires or purports to require a material variation of the Recapitalization Transaction Terms that is not acceptable to the Corporation and the Majority Consenting Debentureholders, each acting reasonably;

(f)

there shall be no proceeding, claim or investigation pending or threatened before any Governmental Entity in connection with the Recapitalization Transaction that would reasonably be expected to restrain, prohibit or materially impede the Recapitalization Transaction or the Plan;

(g)	the Director appointed pursuant to section 260 of the CBCA shall have issued a certificate of arrangement giving effect to the articles of arrangement in respect of the Plan; and

(h)	the Effective Date shall occur by the Outside Date, or such other date as the parties to the Debentureholder Support Agreement may agree.

The obligations of the Consenting Debentureholders to complete the Recapitalization Transaction are subject to the satisfaction of the following conditions, among others, prior to or on the Effective Date, each of which is for the exclusive benefit of the Consenting Debentureholders and may be waived, in whole or in part, solely by the Majority Consenting Debentureholders:

(a)

all common shares of the Corporation, including the New Common Shares, shall be listed and conditionally approved for trading on the TSX, subject only to the receipt of customary final documentation; and

(b)

immediately following implementation of the Recapitalization Transaction, the aggregate principal amount of the Corporation’s secured and unsecured debt obligations for borrowed money shall consist of only: (a) up to $100 million of the Corporation’s First Lien Credit Facilities; and (b) up to US$202.2 million of secured and unsecured notes, or such other amount(s) acceptable to the Corporation and the Majority Consenting Debentureholders.

Termination

The Debentureholder Support Agreement may be terminated by the Majority Consenting Debentureholders (provided that the Convertible Debentures held by any breaching Consenting Debentureholder shall be excluded when determining whether the Majority Consenting Debentureholders are entitled to terminate the Debentureholder Support Agreement) by providing written notice to the Corporation upon the occurrence of, among other things: (i) the Corporation failing to meet any of the milestones required by the Debentureholder Support Agreement; or (ii) the Corporation entering into a written agreement, or publicly supporting, or announcing its intention, to pursue a Debentureholder Support Agreement Superior Proposal.

The Debentureholder Support Agreement may be terminated by the Corporation by providing written notice to the Consenting Debentureholders upon the occurrence of, among other things: (i) if at any time the Consenting Debentureholders that are party to the Debentureholder Support Agreement holding in aggregate less than 50% of the principal amount of outstanding Convertible Debentures; (ii) the Corporation entering into a written agreement, or publicly announcing its intention, to pursue a Debentureholder Support Agreement Superior Proposal; or (iii) the Convertible Debentures being repaid in cash in full on or prior to the Effective Date.

The Debentureholder Support Agreement will terminate automatically as to all parties thereto on the Effective Date upon the implementation of the Recapitalization Transaction.

In addition, the Debentureholder Support Agreement may be terminated by mutual consent of the Corporation and the Majority Consenting Debentureholders.

Polar

Based on the holdings information disclosed to the Corporation in the Debentureholder Support Agreement, Polar, the Initial Consenting Debentureholder, holds or controls $25,027,000 of Convertible Debentures (representing approximately 50% of the Convertible Debentures) and holds or controls 1,377,733 Common Shares, representing approximately 2% of the currently issued and outstanding Common Shares. Based on such holdings, subject to the terms of the Plan and assuming 90% of the Convertible Debentures are Consent Debentures, it is anticipated that Polar will hold or control 6,875,891 post-Share Consolidation Common Shares upon completion of the Recapitalization Transaction, representing 16.83% of the Common Shares issued and outstanding immediately following the implementation of the Recapitalization Transaction. Based on the foregoing and taking into account accrued interest assuming an Effective Date of May 30, 2019, Polar will be receiving approximately 258 Common Shares per $1,000 of principal and accrued interest owing to Polar in respect of the Convertible Debentures (for a total of 6,761,080 Common Shares). The 1,377,733 Common Shares held or controlled by Polar will be consolidated into 114,811 Common Shares.

CONSENT AGREEMENTS

On March 28, 2019, Bellatrix entered into the First Lien Consent Agreement with the First Lien Lenders and the First Lien Agent, and the Second Lien Consent Agreement with the Existing Second Lien Noteholders and the Existing Second Lien Notes Agent. The following is a summary of the principal terms of the Consent Agreements. This summary does not purport to be complete and is qualified in its entirety by reference to the Consent Agreements, copies of which are available, subject to applicable redactions, under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

First Lien Consent Agreement

Waiver and Consent

Pursuant to the First Lien Consent Agreement and subject to the terms and conditions contained therein, the First Lien Lenders agreed to: (i) consent to the Corporation’s proceedings under the CBCA and waive the Relevant Defaults (as defined in the First Lien Consent Agreement) and the rights of the First Lien Agent and the First Lien Lenders in respect of such Relevant Defaults; and (ii) upon the closing of the Recapitalization Transaction, consent to the incurrence by Bellatrix, in connection with the Recapitalization Transaction, of applicable new debt and the related liens.

Covenants

Pursuant to the First Lien Consent Agreement and subject to the terms and conditions thereof, the Corporation agreed, among other things:

a)	to provide monthly cash flow projections;

b)	to provide notices of certain material events relating to the Recapitalization Transaction, including the termination of the CBCA Proceedings or any orders issued thereunder;

c)	not to amend the Support Agreements or the Second Lien Consent Agreement in any manner materially adverse to the First Lien Lenders; and

d)

not to pay any fee or other consideration to the Existing Second Lien Noteholders, the Senior Unsecured Noteholders or the Convertible Debentureholders, except as explicitly set out in the Second Lien Consent Agreement and the Support Agreements.

Conditions

The consents provided for in the First Lien Consent Agreement are subject to various conditions, including the following:

a)

the Senior Unsecured Noteholders and the Convertible Debentureholders must be prevented from exercising the right to cause the Senior Unsecured Notes or the Convertible Debentures, as applicable, to become due or to be repurchased, prepaid, defeased or redeemed, or to cause to be made or received an offer to repurchase, prepay, defease or redeem the Unsecured Notes or the Convertible Debentures, as applicable, prior to their stated maturity, in each case to the extent such right arises or results from the commencement and pursuit of the CBCA Proceedings or the transactions contemplated by the Recapitalization Transaction or the failure to make interests payments when due;

b)	the First Lien Lenders must be “unaffected creditors” for the purposes of the CBCA Proceedings; and

c)	the Corporation must have obtained applicable approvals, consents and waivers in respect of the Recapitalization Transaction and the Recapitalization Transaction must occur before the Outside Date.

Termination

The waivers and consents provided for in the First Lien Consent Agreement shall terminate upon the occurrence of certain events, including the following:

a)	the termination of the Second Lien Consent Agreement;

b)	the termination or unenforceability of either of the Support Agreements;

c)	the termination of the CBCA Proceedings; and

d)	the making of any payment to the Senior Unsecured Noteholders or the Convertible Debentureholders, subject to certain exceptions as set out in the First Lien Consent Agreement,

provided that the waiver in respect of the CBCA Proceedings shall remain in full force and effect notwithstanding the termination of the First Lien Consent Agreement, subject to the satisfaction of certain conditions set out in the First Lien Consent Agreement.

Second Lien Consent Agreement

Waiver and Consent

Pursuant to the Second Lien Consent Agreement, the Existing Second Lien Noteholders agreed to, among other things (and subject to certain exceptions set forth therein):

a)

with respect to potential applicable defaults: (i) to the extent that the CBCA Proceedings in respect of the Recapitalization Transaction constitute a default or event of default: (A) waive such default and/or event of default, and (B) waive and rescind any automatic acceleration in connection therewith, and (ii) to the extent that any default under the Senior Unsecured Notes and the Convertible Debentures in existence during the pendency of the CBCA Proceedings solely on account of the non-payment of interest would constitute a default or event of default under the Existing Second Lien Note Purchase Agreement, waive such default and/or event of default;

b)

upon the closing of the Recapitalization Transaction, consent to the incurrence by Bellatrix, in connection with the Recapitalization Transaction, of applicable new debt and the related liens, subject to the conditions set out in the Second Lien Consent Agreement; and

c)	make certain technical amendments to facilitate the implementation of the Recapitalization Transaction, including the extension of the New Second Lien Notes Basket Deadline.

Covenants

Pursuant to the Second Lien Consent Agreement and subject to the terms and conditions thereof, the Corporation agreed, among other things:

a)	to provide to the Existing Second Lien Noteholders reporting substantially the same as that provided to the First Lien Lenders under the First Lien Consent Agreement;

b)	not to amend the Support Agreements or the Second Lien Consent Agreement in any manner materially adverse to the First Lien Lenders; and

c)

upon implementation of the Recapitalization Transaction, not to make any cash payments in respect of the New Third Lien Notes in excess of interest at a rate of up to of 4.75% per annum prior to June 30, 2021.

Conditions

The effectiveness of the terms of the Second Lien Consent Agreement that provide for the amendments described above required to implement the Recapitalization Transaction are subject to certain conditions, including, among others things:

a)	the Plan giving effect to the Recapitalization Transaction shall have been approved by the Court and implemented on or prior to the Outside Date;

b)	the terms of the Plan and the Recapitalization shall not have any deviations from the terms contemplated in the Second Lien Consent Agreement that are adverse to the Existing Second Lien Noteholders;

c)	the execution of a satisfactory amended intercreditor agreement with respect to the New Third Lien Notes; and

d)	the Warrant Transactions shall have been implemented.

CERTAIN REGULATORY AND OTHER MATTERS RELATING TO THE RECAPITALIZATION TRANSACTION

United States

The following discussion is a general overview of certain requirements of U.S. federal securities laws that may be applicable to Debtholders in the United States in respect of New Common Shares, New Second Lien Notes, New Third Lien Notes and Additional New Third Lien Notes (if any) received pursuant to the Arrangement. All Debtholders are urged to consult with their own legal counsel to ensure that any subsequent resale of securities issued to them in connection with the Arrangement complies with applicable securities legislation.

The following discussion does not address the Canadian Securities Laws that will apply to the issuance to or the resale by Debtholders within Canada of securities of Bellatrix. Debtholders reselling their securities in Canada must comply with Canadian Securities Laws, as outlined below under “Certain Regulatory and Other Matters Relating to the Recapitalization Transaction – Canada”.

Exemption from the Registration Requirements of the 1933 Act

The issuance and distribution of the New Second Lien Notes, the New Third Lien Notes, the Additional New Third Lien Notes (if any) and the New Common Shares under the Plan have not been registered under the 1933 Act and the New Second Lien Notes, New Third Lien Notes, Additional New Third Lien Notes (if any) and New Common Shares may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the 1933 Act. The New Second Lien Notes, the New Third Lien Notes, the Additional New Third Lien Notes (if any) and the New Common Shares are being issued in reliance on the Section (3)(a)(10) exemption from registration on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to the persons affected, and exemptions provided under the securities laws of each state of the United States in which applicable Senior Unsecured Noteholders and Convertible Debentureholders reside. The Section 3(a)(10) exemption exempts from registration the distribution of a security that is issued in exchange for outstanding securities, claims or property interests where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the 1933 Act with respect to the New Second Lien Notes, the New Third Lien Notes, the Additional New Third Lien Notes (if any) and the New Common Shares issued in connection with the Recapitalization Transaction.

Resales of New Second Lien Notes, New Third Lien Notes, Additional New Third Lien Notes (if any) and New Common Shares within the United States after the completion of the Arrangement

Persons who are not affiliates of Bellatrix after the Arrangement and who have not been affiliates of Bellatrix within 90 days of the Effective Date may resell the New Second Lien Notes, the New Third Lien Notes, the Additional

New Third Lien Notes (if any) and New Common Shares that they receive in connection with the Arrangement in the United States without restriction under the 1933 Act. A Person who will be an “affiliate” of Bellatrix after the Arrangement will be subject to certain restrictions on resale imposed by the 1933 Act. As defined in Rule 144 under the 1933 Act, an “affiliate” of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer.

Persons who are affiliates of Bellatrix after the Arrangement may not resell New Second Lien Notes, the New Third Lien Notes, the Additional New Third Lien Notes (if any) or New Common Shares that they receive in connection with the Arrangement in the absence of registration under the 1933 Act, unless an exemption from registration is available, such as the exemptions contained in Rule 144 or Rule 904 of Regulation S under the 1933 Act.

In general, under Rule 144, persons who are affiliates of Bellatrix after the Arrangement will be entitled to sell in the United States, the New Second Lien Notes, the New Third Lien Notes, the Additional New Third Lien Notes (if any) or New Common Shares that they receive in connection with the Arrangement, provided that the number of such securities sold does not exceed, during any three-month period, the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such securities during the four calendar week period preceding the date of sale, subject to specified requirements, restrictions on manner of sale, aggregation rules and the availability of current public information about Bellatrix. Persons who are affiliates of Bellatrix after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of Bellatrix.

In general, under Regulation S, persons who are affiliates of Bellatrix solely by virtue of their status as an officer or director of Bellatrix may sell their New Second Lien Notes, the New Third Lien Notes, the Additional New Third Lien Notes (if any) or New Common Shares received in connection with the Arrangement outside the United States in an “offshore transaction” if neither the seller, an affiliate nor any person acting on its behalf engages in “directed selling efforts” in the United States and provided that no selling commission, fee or other remuneration is paid in connection with such sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered”. Also, under Regulation S, an “offshore transaction” includes an offer that is not made to a person in the United States where either (i) at the time the buy order is originated, the buyer is outside the United States or the seller reasonably believes that the buyer is outside of the United States; or (ii) the transaction is executed in, on or through the facilities of a Designated Offshore Securities Market (which would include a sale through the TSX if applicable). Certain additional restrictions, set forth in Rule 903 of Regulation S, are applicable to a holder of such securities who is an affiliate of Bellatrix after the Arrangement other than by virtue of his or her status as an officer or director of Bellatrix.

Canada

The issuance of the New Second Lien Notes, the New Third Lien Notes, the Additional New Third Lien Notes (if any) and the New Common Shares will be exempt from the prospectus and registration requirements under Canadian Securities Laws. As a consequence of these exemptions, certain protections, rights and remedies provided by Canadian Securities Laws, including statutory rights of rescission or damages, will not be available in respect of such new securities to be issued pursuant to the Recapitalization Transaction. The New Second Lien Notes, the New Third Lien Notes, the Additional New Third Lien Notes (if any) and the New Common Shares issued pursuant to the Recapitalization Transaction will generally be “freely tradeable” under Canadian Securities Laws in force in Canada if the following conditions (as specified in NI 45-102) are satisfied: (i) the trade is not a “control distribution” (as defined in NI 45-102); (ii) no unusual effort is made to prepare the market or to create a demand for the shares that are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (iv) if the selling securityholder is an Insider or officer of the issuer, the selling securityholder has no reasonable grounds to believe that the issuer is in default of securities legislation.

Stock Exchange Listing

The Common Shares are currently listed on the TSX. On July 23, 2018, the Corporation received a continued listing standard notice from the NYSE as the average closing price of Bellatrix’s common shares was less than US$1.00 per share over a period of 30 consecutive trading days. In accordance with the NYSE rules, Bellatrix had six months following receipt of the notification to regain compliance with the minimum share price requirement. On January 22, 2019, the Corporation announced that it had determined to commence procedures for the voluntary delisting of the Common Shares from the NYSE. The delisting from the NYSE became effective on February 12, 2019.

Expenses

The estimated fees, costs and expenses payable by Bellatrix in connection with the completion of the Recapitalization Transaction including, without limitation, financial advisory fees, filing fees, legal and accounting fees and printing and mailing costs are anticipated to be approximately $11.7 million.

UNAUDITED PRO FORMA BALANCE SHEET

The following unaudited pro forma balance sheet is presented for illustrative purposes only to show the effect of the Recapitalization Transaction on Bellatrix’s capital structure. It is not necessarily indicative of the operating or financial results that would have occurred had the Recapitalization Transaction occurred on the dates presented in the unaudited pro forma balance sheet shown below, or of the results expected in future periods.

Bellatrix Exploration Ltd.

Unaudited Pro Forma Balance Sheet

As at December 31, 2018

(in thousands of dollars)(1)(2)

	Audited as at Dec 31, 2018	Adjustment for Recapitalization Transaction	Pro forma as at Dec 31, 2018
ASSETS
Current assets
Accounts receivable	$36,955	—	$36,955
Deposits and prepaid expenses	3,516	—	3,516
Current portion of risk management asset	9,852	—	9,852

	50,323	—	50,323
Risk management asset	3,291	—	3,291
Exploration and evaluation assets	17,707	—	17,707
Property, plant and equipment	1,164,422	—	1,164,422

Total assets	$1,235,743	—	$1,235,743

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities(7)	$61,211	(3,020)	$58,191
Current portion of other deferred liabilities	1,909	—	1,909
Current portion of risk management liability	917	—	917
Current portion of Credit Facilities	47,763	(47,763)	—
Current portion of decommissioning liability	2,387	—	2,387

	114,187	(50,783)	63,404
First Lien Credit Facilities(3)	—	58,186	58,186
Second Lien Notes(4)	137,097	65,184	202,281
New Third Lien Notes(5)	—	65,184	65,184
Senior Unsecured Notes	196,000	(196,000)	—
Convertible Debentures (liability component)	41,732	(41,732)	—
Risk management liability	1,652	—	1,652
Other deferred liabilities	10,863	—	10,863
Decommissioning liabilities	61,487	—	61,487

Total liabilities	563,018	(99,961)	463,057
SHAREHOLDERS’ EQUITY
Shareholders’ capital(6)	1,112,619	121,264	1,233,883
Warrants	1,652	—	1,652
Convertible Debentures (equity component)	7,818	(7,818)	—
Contributed surplus	56,499	—	56,499
Retained earnings (deficit)	(505,863)	(13,485)	(519,348)

Total shareholders’ equity	672,725	99,961	772,686

Total liabilities and shareholders’ equity	$1,235,743	—	$1,235,743

Notes to the Unaudited Pro Forma Balance Sheet as at December 31, 2018:

1. Basis of presentation

The unaudited pro forma balance sheet of Bellatrix is derived from the audited annual balance sheet of Bellatrix as at December 31, 2018. The unaudited pro forma balance sheet is intended to represent the financial position of the Corporation at December 31, 2018 as if the Plan, including the corporate and capital reorganization and distributions under the Plan as discussed in note 2, below, had occurred.

Other than the aforementioned transactions, the unaudited pro forma balance sheet does not give effect to transactions occurring after December 31, 2018.

All references to U.S. dollar equivalents of Canadian dollar amounts are based on a December 31, 2018 exchange rate of US$1.00 = $1.3646.

The Plan is subject to, among other things, approval by Senior Unsecured Noteholders and Convertible Debentureholders, and approval by the Court. If the Plan is approved and all the various conditions required to implement the Recapitalization Transaction are met, the events and transactions will be accounted for on the basis of events and circumstances at the Effective Date. The unaudited pro forma balance sheet is based on currently available information and on certain assumptions that the Corporation’s management believes are reasonable under the circumstances. Some assumptions may not materialize and events and circumstances occurring subsequent to December 31, 2018 may be different from those assumed or anticipated, which may materially affect amounts disclosed in the unaudited pro forma balance sheet. Additionally, the unaudited pro forma balance sheet does not purport to represent what the Corporation’s actual financial position will be upon completion of the Plan or represent the fair value of the Corporation’s assets or liabilities at the actual Effective Date.

2. The Plan

At December 31, 2018, the book value of the Senior Unsecured Notes was $196,000,000. The unaudited pro forma balance sheet reflects the Recapitalization Transaction on the Senior Unsecured Notes to reflect the extinguishment of the Senior Unsecured Notes on the terms set forth in the Plan. At December 31, 2018, the book value of the Convertible Debentures (liability component) was $41,732,000 and the Convertible Debentures (equity component) was $7,818,000. The unaudited pro forma balance sheet reflects the Recapitalization Transaction on the Convertible Debentures to reflect the extinguishment of the Convertible Debentures on the terms set forth in the Plan.

3. First Lien Credit Facilities

Pursuant to the Noteholder Support Agreement, the Revolving Credit Facility must be extended for a one-year term on substantially similar terms as the current Revolving Credit Facility, and/or with such other terms as are acceptable to the Corporation and the Initial Consenting Noteholders, each acting reasonably. The unaudited pro forma balance sheet reflects the recognition of the First Lien Credit Facilities as ‘long term debt’ and is increased by $10.4 million to reflect transaction costs of the Recapitalization Transaction.

4. The New Second Lien Notes

Pursuant to the Plan, Consenting Noteholders will be entitled to New Second Lien Notes. The unaudited pro forma balance sheet reflects the issuance of US$50,000,000 principal amount of New Second Lien Notes, net of transaction costs of approximately $3 million.

5. The New Third Lien Notes

Pursuant to the Plan, Consenting Noteholders will be entitled to New Third Lien Notes. The unaudited pro forma balance sheet reflects the issuance of the US$50,000,000 principal amount of New Third Lien Notes, net of transaction costs of approximately $3 million. The unaudited pro forma balance sheet is based on the Cash Interest Payment being paid in cash and does not reflect the issuance of any Additional New Third Lien Notes.

6. Gain on the Extinguishment of the Senior Unsecured Notes and Convertible Debentures

In the unaudited pro forma balance sheet, shareholders’ capital increased $121.3 million, which is the estimated fair value of the shares at December 31, 2018 net of $5.7 million of transaction costs, with the $14.8 million difference between the book value and fair value of both the Senior Unsecured Notes and Convertible Debentures being debited to retained earnings (deficit). The fair value was estimated by the Corporation taking into account the Corporation’s closing share price of $0.31 on April 10, 2019. A 10% change in the Common Shares price would represent a change in the fair value of $12.7 million. The actual New Common Shares price used to account for the Recapitalization Transaction will be determined using a New Common Shares price valuation at the Effective Date. The retained earnings (deficit) impact is net of an estimated $1.3 million of transaction costs expensed in 2018.

7. Accounts Payable and Accrued Liabilities

In the unaudited pro forma balance sheet, accounts payable and accrued liabilities was reduced by approximately $3 million of accrued interest on the Senior Unsecured Notes and the Convertible Debentures, which will be extinguished through the Recapitalization Transaction.

BELLATRIX AFTER THE RECAPITALIZATION TRANSACTION

Share Capital

After the Recapitalization Transaction is implemented, the authorized capital of Bellatrix will consist of an unlimited number of Common Shares and up to 95,978,621 preferred shares. On the Effective Date, approximately 40,863,243 Common Shares and 0 preferred shares are expected to be outstanding.

Principal Shareholders

To the knowledge of Management, after giving effect to the Recapitalization Transaction there will be no Persons who will beneficially own or exercise control or direction over, directly or indirectly, voting shares of the Corporation carrying more than 10% of the voting rights attached to all outstanding voting shares of the Corporation, other than as indicated in the table below.

Name of Shareholder	Common Shares as at the Effective Date upon Completion of the Arrangement	Percentage of Common Shares as at the Effective Date upon Completion of the Arrangement
Loomis	10,211,725(1)	24.99%
	(equivalent to 122,540,698 pre-Share Consolidation Common Shares)
Polar	6,875,891(2)	16.83%
	(equivalent to 82,510,697 pre-Share Consolidation Common Shares)

(1)

This figure is based on holdings disclosed to the Corporation in the Noteholder Support Agreement and subject to the terms of the Plan in respect of the Alternative Senior Unsecured Noteholder Group Equity Allocation.

(2)	This figure is based on holdings information disclosed to the Corporation in the Debentureholder Support Agreement and assumes 90% of the Convertible Debentures are Consent Debentures.

PRICE RANGE AND TRADING VOLUME FOR THE COMMON SHARES

The following table shows the high and low sale prices of, and trading volumes for, the Common Shares as reported on the TSX for the periods indicated:

2018	High ($)	Low ($)	Volume
April	1.96	1.35	5698419
May	2.17	1.34	17757790

2018	High ($)	Low ($)	Volume
June	1.55	1.28	9027833
July	1.34	1.16	4929024
August	1.3	1.07	6802189
September	1.35	1.14	3781048
October	1.6	1.08	8393332
November	1.25	0.99	7768573
December	1.06	0.6	7001393

2019
January	0.74	0.475	11655840
February	0.72	0.58	3055624
March	0.69	0.4	6749720
April (to April 17)	0.38	0.26	9660675

The following table shows the high and low sale prices of, and trading volumes for, the Common Shares as reported on the NYSE for the periods indicated:

2018	High ($)	Low ($)	Volume
April	1.52	1.05	513191
May	1.68	1.05	696307
June	1.18	0.96	510854
July	1.02	0.8886	634306
August	1.01	0.8399	210484
September	1.05	0.87	96850
October	1.24	0.8399	555531
November	0.96	0.7425	214161
December	0.79	0.4525	338802

2019
January	0.5461	0.3528	533471
February (to February 11)(1)	0.5500	0.4512	54452

(1)	Bellatrix voluntarily delisted the Common Shares from the NYSE effective February 11, 2019.

WARRANT TRANSACTIONS

Pursuant to the terms of the Second Lien Consent Agreement, Bellatrix agreed to, in connection with the implementation of the Recapitalization Transaction, amend the exercise price of the Second Lien Exchange Warrants to $3.03 per Common Share (post-Share Consolidation) (the “Warrant Amendment”) and issue to holders of Existing Second Lien Notes additional warrants exercisable for 1,785,812 post-Share Consolidation Common Shares (equivalent to warrants exercisable for 21,429,742 pre-Share Consolidation Common Shares) on the same terms as the amended Second Lien Exchange Warrants (the “Warrant Issuance”), which, together with the current outstanding Second Lien Exchange Warrants (which are exercisable for 3,088,205 pre-Share Consolidation Common Shares, equivalent to 257,350 post-Share Consolidation Common Shares), will be exercisable for 2,043,162 post-Share Consolidation Common Shares, equal to approximately 5% of the Common Shares to be outstanding immediately following the implementation of the Recapitalization Transaction. A warrant exercise price of $3.03 per Common Share (post-Share Consolidation) represents a discount of approximately 53% to the Market Price of $6.50 per Common Share (post-Share Consolidation) as of the date the Second Lien Consent Agreement was executed.

The Warrant Amendment and the Warrant Issuance were negotiated at arm’s length.

At the Shareholders’ Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the Warrant Transactions Resolution, the full text of which is set out in Appendix C. In order to become effective, the Warrant Transactions Resolution must be approved by a simple majority of all votes cast by Shareholders with respect to the Warrant Transactions Resolution, present in person or by proxy at the Shareholders’ Meeting. To the knowledge of Management, the holders of Existing Second Lien Notes do not own any Common Shares. See “TSX Matters”.

TSX MATTERS

Pursuant to the Plan, a total of 34,120,808 New Common Shares (being post-Share Consolidation Common Shares), subject to adjustment in accordance with the Plan, representing approximately 83.5% of the aggregate issued and outstanding Common Shares immediately following the implementation of the Recapitalization Transaction are expected to be issued to Senior Unsecured Noteholders (which will be receiving a total of 20,840,254 New Common Shares, subject to adjustment in accordance with the Plan) and Convertible Debentureholders (which will be receiving a total of 13,280,554 New Common Shares, subject to adjustment in accordance with the Plan). Shareholders will retain their Common Shares, subject to the Share Consolidation, the rounding down of fractional Common Shares and the dilution resulting from the issuance of New Common Shares pursuant to the Recapitalization Transaction, such that the existing Common Shares will represent approximately 16.5% of the issued and outstanding Common Shares immediately following the implementation of the Recapitalization Transaction.

As of April 15, 2019, the Corporation has 80,909,225 issued and outstanding Common Shares. The Recapitalization Transaction would increase the currently issued and outstanding Common Shares equivalent to 490,358,939 pre- Share Consolidation Common Shares, representing an increase of approximately 506%. The New Common Shares to be issued to the Senior Unsecured Noteholders pursuant to the Plan would increase the currently issued and outstanding Common Shares equivalent by 250,083,059 pre-Share Consolidation Common Shares, representing an increase of approximately 309%. The New Common Shares to be issued to the Convertible Debentureholders pursuant to the Plan would increase the currently issued and outstanding Common Shares equivalent by 159,366,665 pre-Share Consolidation Common Shares, representing an increase of approximately 197%.

After completion of the Recapitalization Transaction, Loomis (based on its holdings of Senior Unsecured Notes disclosed to the Corporation in the Noteholder Support Agreement and the terms of the Recapitalization Transaction) is expected to own approximately 10,211,725 post-Share Consolidation Common Shares (equivalent to 122,540,698 pre-Share Consolidation Common Shares), representing approximately 24.99% of the outstanding Common Shares. See “Bellatrix After the Recapitalization Transaction – Principal Shareholders”.

As a result of the Warrant Amendment and the Warrant Issuance, the Existing Second Lien Noteholders will hold warrants exercisable for Common Shares equal to approximately 5% of the Common Shares to be outstanding immediately following the implementation of the Recapitalization Transaction, which warrants will reflect an exercise price of $3.03 per Common Share (post-Share Consolidation).

By voting in favour of the Shareholders’ Arrangement Resolution and the Warrant Transactions Resolution, as applicable, Shareholders will be voting with respect to the TSX Approval Matters that will be required as a result of the New Common Shares to be issued pursuant to the Plan, as well as in respect of the Warrant Amendment and the Warrant Issuance. See “Quorum and Voting Requirements – Shareholders’ Meeting”. Such approvals are required under Sections 604(a)(i), 607(e), 607(g)(i), 607(i) and 608(a)(ii) of the TSX Company Manual. The policies of the TSX require that these resolutions must be approved by a simple majority of the votes cast by Shareholders represented in person or by proxy and voted at the Shareholders’ Meeting, excluding those Shareholders that hold Senior Unsecured Notes, Convertible Debentures or Second Lien Exchange Warrants. Shareholders that hold Senior Unsecured Notes, Convertible Debentures or Second Lien Exchange Warrants should contact Kingsdale Advisors, by: (i) telephone, toll-free in North America at 1-866-229-8874 or at 416-867-2272 outside of North America; or (ii)

e-mail to corpaction@kingsdale.com. Based on the holdings information provided pursuant to the Support Agreements, no Initial Consenting Noteholders hold or control Common Shares and the Initial Consenting Debentureholder holds or controls 1,377,733 Common Shares, representing approximately 2% of the currently issued and outstanding Common Shares, which will be excluded for the purposes of calculating Shareholder approval with respect to the TSX Approval Matters.

LEGAL PROCEEDINGS

The Corporation is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Corporation’s favor, the Corporation does not currently believe that the outcome of adverse decisions in any pending or threatened proceeding related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position or results of operations.

INCOME TAX CONSIDERATIONS

The following summaries are of a general nature only, based on relevant law, published administrative rules and pronouncements, all as in effect as of the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect, and are not intended to be, nor should they be construed to be, legal or tax advice to any particular Voting Party. Consequently, Voting Parties are urged to consult a tax advisor for advice as to the tax considerations in respect of the Recapitalization Transaction having regard to their particular circumstances.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations arising in connection with the Recapitalization Transaction generally applicable to Debtholders and Shareholders (“Holders”) who, at all relevant times, for the purposes of the Tax Act: (i) deal at arm’s length with and are not affiliated with the Corporation; (ii) beneficially own their Debt and Common Shares (as applicable) including all entitlements to payments thereunder, and will beneficially own their Common Shares, New Second Lien Notes and/or New Third Lien Notes (as applicable) including all entitlements to payments thereunder; (iii) hold their Debt and Common Shares (as applicable) and will hold their Common Shares, New Second Lien Notes and/or New Third Lien Notes (as applicable) as capital property; and (iv) have not entered into or will not enter into, in respect of the Debt, Common Shares, New Second Lien Notes or New Third Lien Notes, as the case may be, a “synthetic disposition arrangement” or a “derivative forward agreement” for purposes of the Tax Act. The Debt, Common Shares, New Second Lien Notes or New Third Lien Notes will generally be considered to be capital property of a Holder unless either the Holder holds (or will hold) such Debt, Common Shares, New Second Lien Notes or New Third Lien Notes in the course of carrying on a business or the Holder has acquired such Debt, Common Shares, New Second Lien Notes or New Third Lien Notes in a transaction or transactions considered to be an adventure or concern in the nature of trade. Where applicable, a reference in this summary to New Third Lien Notes includes a reference to Additional New Third Lien Notes.

This summary is based upon the current provisions of the Tax Act, the current regulations thereto (the “Regulations”) and counsel’s understanding of the current published administrative practices and policies of the Canada Revenue Agency. The summary also takes into account all specific proposals to amend the Tax Act and the Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all such Tax Proposals will be enacted as proposed. This summary does not otherwise take into account or anticipate any changes in Law, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign tax considerations. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.

For purposes of the Tax Act, all amounts relevant in computing the income, taxable income and taxes payable by a Holder, including the cost and adjusted cost base of Debt, Common Shares, New Second Lien Notes and New Third Lien Notes must be determined in Canadian dollars based on the exchange rate quoted by the Bank of Canada on the date the amount arose (or, if there is no such rate quoted for the relevant date, the closest preceding date for which such a rate is quoted) or such other rate of exchange that is acceptable to the Minister of National Revenue.

This summary is not intended to be, nor should it be construed as, legal or tax advice to any particular Holder. Holders are urged to consult a tax advisor concerning the tax consequences to them of the Recapitalization Transaction.

Stated Capital Reduction

Generally, there will be no immediate Canadian income tax consequences under the Tax Act to any Shareholder as a consequence of the Stated Capital Reduction, nor will the Stated Capital Reduction affect a Shareholder’s adjusted cost base of the Common Shares for purposes of the Tax Act. However, the Stated Capital Reduction will result in the reduction of paid-up capital (as defined in the Tax Act) (“PUC”) of the Common Shares by an amount equal to the Stated Capital Reduction. PUC is generally the aggregate of all amounts received by a corporation upon the issuance of its shares (by class), adjusted in certain circumstances in accordance with the Tax Act.

The Stated Capital Reduction may have an effect in the future, in certain circumstances, including if the Corporation makes a distribution to Shareholders or is wound-up, or if the Corporation repurchases any Common Shares. Generally, upon such transactions, the Shareholder will be deemed to have received a dividend to the extent that the amount paid or distributed by the Corporation exceeds the PUC of the Common Shares.

Holders Resident in Canada

The following discussion applies to a Holder who, for the purposes of the Tax Act, and at all relevant times, is or is deemed to be a resident of Canada (a “Canadian Holder”). Certain Canadian Holders whose Debt, Common Shares, New Second Lien Notes or New Third Lien Notes might not otherwise qualify as capital property may, in certain circumstances, treat such Debt, Common Shares, New Second Lien Notes or New Third Lien Notes (and all other “Canadian securities” as defined in the Tax Act) as capital property by making an irrevocable election pursuant to subsection 39(4) of the Tax Act.

This portion of the summary is not applicable to a Holder: (i) that is a “financial institution” (as defined in the Tax Act) for purposes of the “mark-to-market rules”; (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) an interest in which is a “tax shelter investment” for the purposes of the Tax Act; or (iv) that has made a functional currency reporting election under the Tax Act. Such Holders should consult a tax advisor having regard to their particular circumstances.

Continuance

As part of the Recapitalization Transaction, the Corporation is expected to continue from the ABCA to the CBCA. The Continuance will not give rise to a disposition of Common Shares or Debt for purposes of the Tax Act and no tax will be payable by a Canadian Holder on the Continuance.

Share Consolidation

A Canadian Holder of Common Shares will not generally realize a capital gain or a capital loss as a result of the Share Consolidation, and the aggregate adjusted cost base of the Common Shares received by a Canadian Holder on the Share Consolidation will be equal to the aggregate adjusted cost base of the Common Shares held by such Canadian Holder immediately prior to the Share Consolidation. Notwithstanding the foregoing, a Canadian Holder who does not receive any Common Shares or other consideration on the Share Consolidation will realize a capital loss equal to the adjusted cost base of such Canadian Holder’s Common Shares immediately prior to the Share Consolidation. If the Canadian Holder is a corporation, the amount of any capital loss realized on the Share Consolidation may be reduced by the amount of dividends received or deemed to have been received by it on such share (or on a share for which the share has been substituted). See “Taxation of Capital Gains and Capital Losses” below.

Exchange of Convertible Debentures

A Canadian Holder of Convertible Debentures will be considered to have disposed of its Convertible Debentures on the Effective Date in consideration for its share of the Convertible Debentureholder New Common Share Pool and, if such Holder is a Consenting Debentureholder, its share of the Consenting Debentureholder Early Consent New Common Share Pool.

Any Canadian Holder that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary will generally be required to include in its income for a taxation year the amount of interest accrued or deemed to accrue on the Convertible Debentures up to the Effective Date or that becomes receivable or was received by it on or before the Effective Date (except to the extent that such interest was otherwise included in computing income for the year or a preceding year). Any other Canadian Holder (including an individual) will be required to include in income for a taxation year any interest on the Convertible Debentures received or receivable by such Canadian Holder in the year (depending upon the method regularly followed by the Canadian Holder in computing income) except to the extent that such interest was otherwise included in its income for the year or a preceding year. Where a Canadian Holder is required to include an amount in income on account of interest on the Convertible Debentures that accrues in respect of the period prior to the date of acquisition by such Canadian Holder, the Canadian Holder should be entitled to a deduction of an equivalent amount in computing income. Where a Canadian Holder is required to include an amount in income on account of interest on the Convertible Debentures, the Canadian Holder should be entitled to a deduction of an equivalent amount in computing income to the extent that such amount is forgiven and is not paid.

A Canadian Holder’s Convertible Debentures will be exchanged for the Common Shares to which the Canadian Holder is entitled under the Plan. In general terms, a Canadian Holder will realize a capital gain (or capital loss) equal to the amount by which the Canadian Holder’s proceeds of disposition, less any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian Holder of its Convertible Debentures. A Canadian Holder’s proceeds of disposition of its Convertible Debentures upon the exchange for its share of the Convertible Debentureholder New Common Share Pool and (if applicable) the Consenting Debentureholder Early Consent New Common Share Pool will be an amount equal to the fair market value (at the time of the exchange) of the Common Shares received by the Canadian Holder on the exchange, less the fair market value of any Common Shares received in respect of the payment of interest. The income tax treatment of capital gains (and capital losses) is generally described below under “Taxation of Capital Gains and Capital Losses”.

A Canadian Holder will be considered to have acquired the Common Shares on the exchange at a cost equal to the fair market value of such Common Shares at the time of the exchange. The adjusted cost base to a Canadian Holder of Common Shares at a particular time will generally be determined by averaging the cost of such Common Shares with the adjusted cost base of any other Common Shares held by such Canadian Holder as capital property at that time.

Exchange of Senior Unsecured Notes

A Canadian Holder of Senior Unsecured Notes will be considered to have disposed of its Senior Unsecured Notes on the Effective Date in consideration for its share of the New Third Lien Notes and Senior Unsecured Noteholder New Common Share Pool and, if such Holder is a Consenting Noteholder, its Consenting Noteholder New Second Lien Note Amount.

Any Canadian Holder that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary will generally be required to include in its income for a taxation year the amount of interest accrued or deemed to accrue on the Senior Unsecured Notes up to the Effective Date or that becomes receivable or was received by it on or before the Effective Date (except to the extent that such interest was otherwise included in computing income for the year or a preceding year). Any other Canadian Holder (including an individual) will be required to include in income for a taxation year any interest on the Senior Unsecured Notes received or receivable by such Canadian Holder in the year (depending upon the method regularly followed by the Canadian Holder in computing income) except to the extent that such interest was otherwise included in its income for the year or a preceding year. Where a Canadian Holder is required to include an amount in income on account of interest on the Senior Unsecured Notes that accrues in respect of the period prior to the date of acquisition by such Canadian Holder, the Canadian Holder should be entitled to a deduction of an equivalent amount in computing income. Where a Canadian Holder is required to include an amount in income on account of interest on the Senior Unsecured Notes, the Canadian Holder should be entitled to a deduction of an equivalent amount in computing income to the extent that such amount is forgiven and is not paid.

A Canadian Holder’s Senior Unsecured Notes will be exchanged for the Common Shares, New Second Lien Notes and New Third Lien Notes to which the Canadian Holder is entitled under the Plan. In general terms, a Canadian Holder will realize a capital gain (or capital loss) equal to the amount by which the Canadian Holder’s proceeds of disposition, less any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian

Holder of its Senior Unsecured Notes. A Canadian Holder’s proceeds of disposition of its Senior Unsecured Notes upon the exchange for its share of the New Third Lien Notes, the Senior Unsecured Noteholder New Common Share Pool and (if applicable) the Consenting Noteholder New Second Lien Note Amount will be an amount equal to the aggregate of the fair market value (at the time of the exchange) of the Common Shares, New Second Lien Notes and New Third Lien Notes received by the Canadian Holder on the exchange, less the fair market value of any Common Shares, New Second Lien Notes and New Third Lien Notes received in respect of the payment of interest. Generally, a portion of any capital loss realized on the exchange of Senior Unsecured Notes may be denied, equal to the loss otherwise determined multiplied by the portion that the fair market value of the New Second Lien Notes and New Third Lien Notes received is of the aggregate of the fair market value of the Common Shares, New Second Lien Notes and New Third Lien Notes received. Senior Unsecured Noteholders should consult a tax advisor with respect to any potential loss denial. The income tax treatment of capital gains (and capital losses) is generally described below under “Taxation of Capital Gains and Capital Losses”.

A Canadian Holder will be considered to have acquired the Common Shares on the exchange at a cost equal to the fair market value of such Common Shares at the time of the exchange. The adjusted cost base to a Canadian Holder of Common Shares at a particular time will generally be determined by averaging the cost of such Common Shares with the adjusted cost base of any other Common Shares held by such Canadian Holder as capital property at that time.

A Canadian Holder will be considered to have acquired the New Second Lien Notes on the exchange at a cost equal to the fair market value of such New Second Lien Notes at the time of the exchange, plus the portion of any denied loss realized on the disposition of the Senior Unsecured Notes as described above attributable to the New Second Lien Notes, calculated by multiplying the amount of any denied loss on the disposition of the Senior Unsecured Notes by the portion that the aggregate principal amount of the New Second Lien Notes received by the Canadian Holder is of the aggregate principal amount of the New Second Lien Notes and New Third Lien Notes received by such Canadian Holder. The adjusted cost base to a Canadian Holder of New Second Lien Notes at a particular time will generally be determined by averaging the cost of such New Second Lien Notes with the adjusted cost base of any other Second Lien Notes held by such Canadian Holder as capital property at that time.

A Canadian Holder will be considered to have acquired the New Third Lien Notes on the exchange at a cost equal to the fair market value of such New Third Lien Notes at the time of the exchange, plus the portion of any denied loss realized on the disposition of the Senior Unsecured Notes as described above attributable to the New Third Lien Notes, calculated by multiplying the amount of any denied loss on the disposition of the Senior Unsecured Notes by the portion that the aggregate principal amount of the New Third Lien Notes received by the Canadian Holder is of the aggregate principal amount of the New Second Lien Notes and New Third Lien Notes received by such Canadian Holder.

Interest on New Second Lien Notes and/or New Third Lien Notes

A Canadian Holder that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary will generally be required to include in its income for a taxation year the amount of interest (whether paid in cash or in kind) accrued or deemed to accrue on the New Second Lien Notes and/or New Third Lien Notes or that became receivable or was received by it before the end of the year (except to the extent that such interest was otherwise included in computing income for the year or a preceding year). Any other Canadian Holder (including an individual) will be required to include in income for a taxation year any interest on the New Second Lien Notes and/or New Third Lien Notes received or receivable by such Canadian Holder in the year (depending upon the method regularly followed by the Canadian Holder in computing income) except to the extent that such interest was otherwise included in its income for the year or a preceding year. Such other Canadian Holders will also be required to include in income for a taxation year any interest that accrues on the New Second Lien Notes and/or New Third Lien Notes up to any “anniversary day” (as defined in the Tax Act) of the New Second Lien Notes or New Third Lien Notes, as the case may be, in the year except to the extent that such interest was otherwise included in such Canadian Holder’s income for the year or a preceding year.

It is possible that the New Third Lien Notes may be “prescribed debt obligations” for purposes of the Tax Act. If so, Canadian Holders (whether individuals, corporations or other holders referenced above) would generally be required to include in income for each taxation year certain amounts deemed to accrue as interest income. These rules could require Canadian Holders to include in income on an accrual basis up to the maximum possible interest applicable to New Third Lien Notes for each taxation year even if such maximum amount is not actually received or receivable in the taxation year, and to deem certain amounts received on a disposition or deemed disposition of the New Third Lien Notes to be interest. Canadian Holders are advised to consult their own tax advisors with respect to interest accrual under the prescribed debt obligation rules.

Disposition of New Second Lien Notes and/or New Third Lien Notes

On a disposition or deemed disposition of New Second Lien Notes and/or New Third Lien Notes (including on redemption, repurchase for cancellation or repayment on maturity), a Canadian Holder will generally be required to include in computing income for the taxation year in which the disposition occurs the amount of any interest accrued or deemed to accrue to the date of such disposition or deemed disposition, or that becomes receivable or is received on or before the date of disposition, except to the extent that such interest has already been included in computing the Canadian Holder’s income for the year or a preceding year. Where the Canadian Holder has disposed of the New Second Lien Notes and/or New Third Lien Notes for consideration equal to its fair market value, the Canadian Holder may be entitled to a deduction to the extent that the aggregate amount of interest included in computing the Canadian Holder’s income for the year of disposition or a previous year, exceeds amounts received or receivable in respect of such interest. Canadian Holders are advised to consult with a tax advisor in these circumstances.

In general terms, a disposition or deemed disposition of New Second Lien Notes and/or New Third Lien Notes will result in a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any amount included in the Canadian Holder’s income as interest and any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian Holder of the New Second Lien Notes and/or New Third Lien Notes immediately before the disposition. The income tax treatment of any such capital gain (or capital loss) is described below under “Taxation of Capital Gains and Capital Losses”.

Dividends on Common Shares

Dividends and deemed dividends received on the Common Shares will be included in a Canadian Holder’s income for purposes of the Tax Act. Dividends received by a Canadian Holder that is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules provided for under the Tax Act. The Corporation may for these purposes designate all or a portion of such dividends as “eligible dividends”, which entitle the recipient to the enhanced dividend tax credit. A Canadian Holder that is a corporation will include such dividends received by it in computing its income and will generally be entitled to deduct the amount of such dividends in computing its taxable income. A Canadian Holder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) is generally liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing the Canadian Holder’s taxable income.

In certain circumstances, a taxable dividend received or deemed to be received by a Canadian Holder that is a corporation will be taxable as proceeds of disposition or a capital gain, rather than as a dividend. Canadian Holders that are corporations are advised to consult with a tax advisor.

Disposition of Common Shares

Generally, a Canadian Holder will realize a capital gain (or capital loss) on a disposition or deemed disposition of Common Shares equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian Holder of such Common Shares. The tax treatment of any such capital gain (or capital loss) is described below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

In general, one-half of any capital gain (a “taxable capital gain”) realized by a Canadian Holder in a taxation year will be included in the Canadian Holder’s income in the year and one-half of the amount of any capital loss (an “allowable capital loss”) realized by a Canadian Holder in a taxation year is required to be deducted from taxable capital gains realized by the Canadian Holder in the year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back three years or forward indefinitely and deducted against net taxable capital gains realized in such years, to the extent and under the circumstances provided in the Tax Act.

If the Canadian Holder is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of a share may be reduced by the amount of dividends received or deemed to have been received by it on such share (or on a share for which the share has been substituted) to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a trust or partnership of which a corporation is a beneficiary or is a member of a partnership or a beneficiary of a trust that owns any such shares. Canadian Holders to which these rules may be relevant should consult their own tax advisors.

Additional Refundable Tax

A Canadian Holder that is throughout the taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a tax, a portion of which may be refundable, on certain investment income including amounts in respect of interest and taxable capital gains.

Alternative Minimum Tax

A Canadian Holder that is an individual (other than certain trusts) may be subject to alternative minimum tax under the Tax Act if the Canadian Holder realizes capital gains or receives dividends on Common Shares.

Eligibility for Investment

Provided that they are listed on a designated stock exchange (which includes the TSX) at the relevant time, the Common Shares will be qualified investments under the Tax Act for trusts governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), deferred profit sharing plan, registered disability savings plan (“RDSP”), registered education savings plan (“RESP”) and tax-free savings account (“TFSA”).

Notwithstanding that the Common Shares may be a qualified investment for a trust governed by a RRSP, RRIF, RDSP, RESP or TFSA, the holder or subscriber of or annuitant under such plan will be subject to a penalty tax if such Common Shares are a “prohibited investment” under the Tax Act for such RRSP, RRIF, RDSP, RESP or TFSA. The Common Shares will generally not be a “prohibited investment” for a RRSP, RRIF, RDSP, RESP or TFSA unless the holder or subscriber of or annuitant under such plan has a “significant interest” (as defined in the Tax Act) in the Corporation. In addition, the Common Shares will generally not be a “prohibited investment” if they are “excluded property” as defined in the Tax Act. Canadian Holders who intend to hold Common Shares in a RRSP, RRIF, RDSP, RESP or TFSA should consult their own tax advisors regarding their particular circumstances.

Holders Not Resident in Canada

The following discussion applies to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times: (i) is not and is not deemed to be a resident of Canada; (ii) does not use or hold any Debt or Common Shares, and will not use or hold any Common Shares, New Second Lien Notes and/or New Third Lien Notes in carrying on a business in Canada; (iii) deals at arm’s length with any transferee resident (or deemed to be resident) in Canada to which the Holder disposes of Debt, New Second Lien Notes or New Third Lien Notes; and (iv) is not an insurer who carries on an insurance business in Canada and elsewhere or an authorized foreign bank that carries on a Canadian banking business (each, a “Non-Resident Holder”).

The following discussion is not applicable to a Non-Resident Holder that is a “specified shareholder” (as defined in subsection 18(5) the Tax Act) of the Corporation or that does not deal at arm’s length for purposes of the Tax Act with a “specified shareholder” of the Corporation. Generally, for this purpose, a “specified shareholder” of a corporation is a shareholder that owns or is deemed to own, either alone or together with persons with which the shareholder does not deal at arm’s length for purposes of the Tax Act, shares of the capital stock of the corporation that either: (i) give such holders 25% or more of the votes that could be cast at an annual meeting of the shareholders; or (ii) have a fair market value equal to 25% or more of the fair market value of all of the issued and outstanding shares of the corporation’s capital stock. Such Non-Resident Holders should consult a tax advisor.

Continuance

As part of the Recapitalization Transaction, the Corporation is expected to continue from the ABCA to the CBCA. No tax will be payable by a Non-Resident Holder on the Continuance.

Share Consolidation

A Non-Resident Holder of Common Shares will generally not realize a capital gain or a capital loss for Canadian tax purposes as a result of the Share Consolidation, and the aggregate adjusted cost base of the Common Shares received by a Non-Resident Holder on the Share Consolidation will be equal to the aggregate adjusted cost base of the Common Shares held by such Non-Resident Holder immediately prior to the Share Consolidation. Notwithstanding the foregoing, a Non-Resident Holder who does not receive any Common Shares or other consideration on the Share Consolidation may realize a capital loss equal to the adjusted cost base of such Non- Resident Holder’s Common Shares immediately prior to the Share Consolidation. A Non-Resident Holder will generally not be able to deduct the allowable portion of any capital loss realized on the Share Consolidation unless the Non-Resident Holder’s Common Shares constitute “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of the Share Consolidation. See the section below entitled “Taxable Canadian Property”.

Exchange of Convertible Debentures

A Non-Resident Holder of Convertible Debentures will be considered to have disposed of its Convertible Debentures on the Effective Date in consideration for its share of the Convertible Debentureholder New Common Share Pool and, if such Holder is a Consenting Debentureholder, its share of the Consenting Debentureholder Early Consent New Common Share Pool.

In general, a Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain and will not be able to deduct the allowable portion of any capital loss realized by such Non-Resident Holder on the disposition of its Convertible Debentures, unless the Non-Resident Holder’s Convertible Debentures constitute “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of the disposition, and relief from taxation is not available under an applicable income tax treaty or convention between Canada and a country in which the Non-Resident Holder is resident. See the section below entitled “Taxable Canadian Property”.

A Non-Resident Holder will generally not be subject to Canadian withholding tax under the Tax Act in respect of the accrued and unpaid interest that is paid in respect of the Convertible Debentures or otherwise on such proceeds received on the exchange of Convertible Debentures.

A Non-Resident Holder will be considered to have acquired the Common Shares on the exchange at a cost equal to the fair market value of such Common Shares at the time of the exchange. The adjusted cost base to a Non-Resident Holder of Common Shares at a particular time will generally be determined by averaging the cost of such Common Shares with the adjusted cost base of any other Common Shares held by such Non-Resident Holder as capital property at that time.

Exchange of Senior Unsecured Notes

A Non-Resident Holder of Senior Unsecured Notes will be considered to have disposed of its Senior Unsecured Notes on the Effective Date in consideration for its share of the New Third Lien Notes and Senior Unsecured Noteholder New Common Share Pool and, if such Holder is a Consenting Noteholder, its Consenting Noteholder New Second Lien Note Amount.

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain and will not be able to deduct the allowable portion of any capital loss realized by such Non-Resident Holder on the disposition of its Senior Unsecured Notes, unless the Non-Resident’s Senior Unsecured Notes constitute “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of the disposition, and relief from taxation is not available under an applicable income tax treaty or convention between Canada and a country in which the Non-Resident Holder is resident. The Senior Unsecured Notes will generally not constitute taxable Canadian property to a Non-Resident Holder.

A Non-Resident Holder will not be subject to Canadian withholding tax under the Tax Act in respect of the accrued and unpaid interest that is paid in respect of the Senior Unsecured Notes.

A Non-Resident Holder will be considered to have acquired any Common Shares at a cost equal to the fair market value of such Common Shares at the time of the exchange. The adjusted cost base to a Non-Resident Holder of Common Shares at a particular time will generally be determined by averaging the cost of such Common Shares with the adjusted cost base of any other Common Shares held by such Non-Resident Holder as capital property at that time.

Interest on New Second Lien Notes and/or New Third Lien Notes

A Non-Resident Holder should not be subject to Canadian withholding tax under the Tax Act in respect of amounts paid or credited, or deemed to have been paid or credited, by the Corporation as, on account or in lieu of, or in satisfaction of, interest on the New Second Lien Notes and/or New Third Lien Notes.

Disposition of New Second Lien Notes and/or New Third Lien Notes

On a disposition or deemed disposition of New Second Lien Notes and/or New Third Lien Notes (including on redemption or repurchase for cancellation or repayment on maturity), a Non-Resident Holder will not be subject to tax under the Tax Act.

Dividends on Common Shares

Dividends paid or credited or deemed to be paid or credited on the Common Shares will be subject to non-resident withholding tax under the Tax Act at the rate of 25%, unless such rate is reduced under the provisions of an applicable income tax treaty or convention between Canada and a country in which the Non-Resident Holder is resident.

Disposition of Common Shares

A disposition by a Non-Resident Holder of Common Shares will not be subject to tax under the Tax Act unless such Common Shares constitute “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of the disposition, and relief from taxation is not available under an applicable income tax treaty or convention between Canada and a country in which the Non-Resident Holder is resident. See the section below entitled “Taxable Canadian Property”.

Taxable Canadian Property

Provided that the Common Shares are listed on a designated stock exchange (which currently includes the TSX) at the time of disposition, the Convertible Debentures and the Common Shares generally will not constitute taxable Canadian property of a Non-Resident Holder, unless, at any time during the 60-month period preceding the disposition, (i) the Non-Resident Holder, persons not dealing at arm’s length with such Non-Resident Holder, partnerships in which the Non-Resident Holder or any such person holds an interest directly by or through one or more partnerships, or the Non-Resident together with all such persons and partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of the Corporation and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada; (b) “Canadian resource properties”; (c) “timber resource properties”; and (d) options in respect of, or interests in or rights in property described in (a) to (c) (as such terms are defined in the Tax Act).

Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Convertible Debentures and Common Shares which are not otherwise taxable Canadian property could be deemed to be taxable Canadian property. Non-Resident Holders whose Convertible Debentures and/or Common Shares may constitute “taxable Canadian property” to them should consult their own tax advisors regarding their particular circumstances.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations applicable to U.S. Holders (as defined below) relating to the exchange of the Senior Unsecured Notes for the New Second Lien Notes, the New Third Lien Notes (together with the New Second Lien Notes, the “New Notes”) and the New Common Shares (the “Senior Note Exchange”), the exchange of the Convertible Debentures (together with the Senior Unsecured Notes, the “Old Notes”) for the New Common Shares (the “Convertible Debentures Exchange” and together with the Senior Notes Exchange, the “Exchanges” and each individually, an “Exchange”) and the ownership and disposition of the New Notes and the New Common Shares (the “New Assets”) acquired pursuant to the Exchanges. It is not a complete analysis of all the potential tax considerations relating to the Exchanges and the ownership of the New Assets and does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, any U.S. federal estate or gift tax laws or the Medicare tax on net investment income. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, administrative rulings and pronouncements and judicial decisions, all as in effect on the date of this management information circular and all of which are subject to change or differing interpretations, possibly with retroactive effect so as to result in U.S. federal income tax consequences different from those set forth below. We cannot assure you that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described in this discussion, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income tax consequences of the Exchanges or of owning and disposing of the New Assets.

This discussion applies only to beneficial owners who acquire the New Assets pursuant to an Exchange and who hold the Old Notes and will hold the New Assets as “capital assets” within the meaning of Section 1221 of the Code for U.S. federal income tax purposes (generally, property held for investment). In addition, this discussion does not address all tax considerations that may be applicable to investors’ particular circumstances or to investors that may be subject to special tax rules, such as, for example:

•	persons subject to the alternative minimum tax;

•	banks, insurance companies, or other financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt organizations;

•	brokers and dealers in securities;

•	certain former citizens or long-term residents of the United States;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that hold the Old Notes or that will hold any of the New Assets as a position in a straddle, conversion transaction or other risk reduction transaction;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to the Old Notes or the New Notes being taken into account in an applicable financial statement; and

•

persons that own (or are related to persons who own), actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote or 10% or more of the total value of all classes of our stock before or after the Exchanges;

•	persons that have a functional currency other than the U.S. dollar; and

•	entities or arrangements classified as partnerships for U.S. federal income tax purposes or other pass- through entities, or investors in such entities.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes participates in an Exchange, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding the Old Notes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them of participating in an Exchange and of owning and disposing of the New Assets received in an Exchange.

It is assumed for purposes of this summary that the Corporation is not, has not at any time been, and will not be following the consummation of the Exchanges a “controlled foreign corporation” as defined in section 957(a) of the Code.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER    OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS), UNDER THE LAWS OF ANY STATE, LOCAL OR NON- U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

For purposes of the discussion below, a U.S. Holder is a beneficial owner of the Old Notes or the New Assets received in an Exchange that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) if a court within the United States can exercise primary supervision over its administration, and one or more “United States persons” (within the meaning of the Code) have the authority to control all of the substantial decisions of that trust or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a “United States person” for U.S. federal income tax purposes.

Tax Treatment of the Exchanges

The Corporation intends to take the position, and the rest of this discussion assumes, that the Exchanges will be treated as exchanges of the Senior Unsecured Notes for the New Assets and of the Convertible Debentures for the New Common Shares for U.S. federal income tax purposes. As a result, the tax treatment of the exchange of (i) the Senior Unsecured Notes for the New Assets pursuant to the Senior Note Exchange and (ii) the Convertible Debentures for the New Common Shares pursuant to the Convertible Debentures Exchange will depend upon whether each Exchange qualifies as a recapitalization for U.S. federal income tax purposes.

Recapitalization Treatment

An exchange of the Senior Unsecured Notes for the New Assets or an exchange of the Convertible Debentures for the New Common Shares would qualify as a recapitalization if the Old Notes qualify as “securities” for U.S. federal income tax purposes. Neither the Code nor the Treasury Regulations define the term “security” for this purpose, and the term has not been clearly defined by judicial decisions. Rather, whether a debt instrument is a security is based on all of the facts and circumstances, including the degree of participation and continuing interest in the affairs of the business and the extent of the proprietary interest of the debt instrument in the corporate assets. Most authorities have held that the term to maturity of the debt instrument is one of the most significant factors in determining whether a debt instrument is a security. In this regard, debt instruments with a term of ten years or more generally qualify as securities, debt instruments with a term between five and ten years may qualify as securities, and debt instruments with a term of less than five years generally do not qualify as securities.

The U.S. federal income tax treatment of the Senior Note Exchange is uncertain, as the term of the Senior Unsecured Notes is just under five years. If the Senior Unsecured Notes constitute securities of the Corporation, the Senior Notes Exchange should be treated as a recapitalization for U.S. federal income tax purposes with the consequences determined below under “Senior Unsecured Notes – Recapitalization Treatment.” If, on the other hand, the Senior Unsecured Notes do not constitute securities of the Corporation then the Senior Note Exchange should be a taxable transaction with the consequences described below under “Senior Unsecured Notes – Fully Taxable Exchange.” Although not free from doubt, the Corporation intends to take the position the Senior Note Exchange is a fully taxable exchange for U.S. federal income tax purposes.

The U.S. federal income tax treatment of the Convertible Debentures Exchange is uncertain, as the term of the Convertible Debentures is just over five years, taking into account an automatic extension that occurred upon the satisfaction of certain conditions. If the Convertible Debentures constitute securities of the Corporation, the Convertible Debentures Exchange should be treated as a recapitalization for U.S. federal income tax purposes with the consequences determined below under “Convertible Debentures – Recapitalization Treatment.” If, on the other hand, the Convertible Debentures do not constitute securities of the Corporation then the Convertible Debentures Exchange should be a taxable transaction with the consequences described below under “Convertible Debentures – Fully Taxable Exchange.” Although not free from doubt, the Corporation intends to take the position the Convertible Debentures Exchange qualifies as a recapitalization for U.S. federal income tax purposes.

U.S. HOLDERS OF OLD NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE STATUS OF THE OLD NOTES AS SECURITIES FOR U.S. FEDERAL INCOME TAX PURPOSES.

Senior Unsecured Notes – Recapitalization Treatment.

The discussion below assumes that the Senior Unsecured Notes are securities for U.S. federal income tax purposes, and therefore, the Senior Note Exchange qualifies as a recapitalization for U.S. federal income tax purposes.

The application of recapitalization rules to the Senior Note Exchange depends on the U.S. federal income tax treatment of the New Notes. The U.S. federal income tax treatment of the Senior Note Exchange is uncertain, as the term of each of the New Notes is between four and five years. If the New Notes both constitute securities of the Corporation, the Senior Note Exchange should be treated as a recapitalization without cash or other property that is not a security or stock (“boot”) for U.S. federal income tax purposes. If, on the other hand, either of the New Notes does not constitute a security of the Corporation, the Senior Note Exchange should be treated as a recapitalization with boot.

To the extent the New Notes are securities of the Corporation and the exchange of the Senior Unsecured Notes for the New Assets (including the amount of any New Second Lien Notes received, if treated as additional consideration, as discussed below) pursuant to the Senior Note Exchange qualifies as a recapitalization under the Code, a U.S. Holder should not recognize loss and should not recognize gain with respect to New Assets received (other than any amounts attributable to accrued and unpaid interest (including accrued original issue discount (“OID”)) with respect to the Senior Unsecured Notes on the date of the Senior Notes Exchange (the “Senior Notes Accrued Interest”)), which will be treated as described below under “Accrued Interest”) in the Senior Note Exchange, and its tax basis in the New Assets received in the Senior Note Exchange should be equal to the tax basis in the Senior Unsecured Notes exchanged therefor increased by any gain recognized by such U.S. Holder on the Senior Notes Exchange. The holding period for such New Assets should include the period during which the Senior Unsecured Notes surrendered in the Senior Note Exchange were held (except to the extent any New Assets are allocable to Senior Notes Accrued Interest, in which case its holding period should begin on the day following the Senior Note Exchange).

However, if either or both of the New Notes do not constitute securities of the Corporation, the exchange of the Senior Unsecured Notes for the New Assets (including the amount of any New Second Lien Notes received, if treated as additional consideration, as discussed below) pursuant to the Senior Note Exchange should be treated as a recapitalization with “boot” for U.S. federal income tax purposes. If treated as a recapitalization with boot, no loss should be recognized by a U.S. Holder on the exchange of the Senior Unsecured Notes for the New Assets, but gain, if any, realized should be recognized to the extent of the issue price (described below) of each New Note that does not constitute a security for tax purposes. The amount of gain realized on such exchange should equal the excess, if any, of the total consideration received (i.e., the sum of the fair market value of New Common Shares and the issue price of the New Notes received on such exchange) over the U.S. Holder’s adjusted tax basis in the Senior Unsecured Notes. As described below under “Market Discount”, any gain attributable to accrued but unrecognized market discount on the Senior Unsecured Notes would be subject to tax as ordinary income.

If neither of the New Notes constitutes a security in the Corporation, a U.S. Holder’s tax basis in New Common Shares would equal its tax basis in the Senior Unsecured Notes exchanged, increased by the amount of gain recognized and reduced by the issue price of the New Notes, and the holding period for such New Common Shares would include the period during which the Senior Unsecured Notes were held. A U.S. Holder’s tax basis in New Notes will equal the issue price of the New Notes and its holding period would begin the day after the Senior Note Exchange.

If only the New Second Lien Notes or the New Third Lien Notes, but not both, constitute securities in the Corporation (such New Notes constituting securities, the “New Securities” and such other New Notes not constituting securities, the “Other New Notes”), a U.S. Holder’s tax basis in New Common Shares and the New Securities should equal its tax basis in the Senior Unsecured Notes exchanged, increased by the amount of gain recognized and reduced by the issue price of the Other New Notes. The holding period for such New Common Shares and the New Securities would include the period during which the Senior Unsecured Notes were held. A U.S. Holder’s tax basis in the Other New Notes will equal the issue price of the Other New Notes and its holding period for the Other New Notes would begin on the day after the Senior Note Exchange.

Senior Unsecured Notes – Fully Taxable Exchange

The discussion below assumes that the Senior Unsecured Notes are not securities for U.S. federal income tax purposes, and therefore, the Senior Notes Exchange does not qualify as a recapitalization for U.S. federal income tax purposes.

A U.S. Holder exchanging the Senior Unsecured Notes for the New Assets pursuant to an Exchange generally should recognize gain or loss (subject to the possible application of the wash sale rules), if any, in an amount equal to the difference between (i) the sum of (A) the issue price (as determined below under “Issue Price of the New Notes”) of the New Second Lien Notes and New Third Lien Notes received in the Senior Note Exchange (including the amount of any New Second Lien Notes received, if treated as additional consideration (as discussed below)) and (B) the fair market value of the New Common Shares received, but excluding in the case of (A) and (B), any amounts attributable to the Senior Notes Accrued Interest, and (ii) the U.S. Holder’s adjusted tax basis in the Senior Unsecured Notes. A U.S. Holder’s adjusted tax basis in a Senior Unsecured Note generally will equal the U.S. Holder’s initial cost of the Senior Unsecured Note, increased by the amount of OID and any market discount previously included in income by the U.S. Holder, and decreased by the amount of any amortizable bond premium previously amortized by the U.S. Holder. Amortizable bond premium is generally defined as the excess of a U.S. Holder’s tax basis in the Senior Unsecured Note immediately after its acquisition by such U.S. Holder over the principal amount of the Senior Unsecured Note. Subject to the discussion below under “Market Discount” and the treatment of the New Second Lien Notes discussed below under “Early Consent Consideration”, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder has held such Senior Unsecured Notes for more than one year. Such gain or loss generally will be U.S. source income or loss for purposes of computing a U.S. Holder’s foreign tax credit limitation. Long-term capital gains of non-corporate U.S. Holders are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. A U.S. Holder’s initial tax basis in any New Notes received pursuant to the Exchange will equal the issue price of such New Notes (determined as discussed below under “Issue Price of the New Notes”) and a U.S. Holder’s initial tax basis in any New Common Shares received would equal the fair market value of the New Common Shares. The holding period of the New Assets will begin on the day after the Senior Note Exchange.

Convertible Debentures – Recapitalization Treatment.

The discussion below assumes that the Convertible Debentures are securities for U.S. federal income tax purposes, and therefore, the Convertible Debentures Exchange qualifies as a recapitalization for U.S. federal income tax purposes.

To the extent the exchange of the Convertible Debentures for New Common Shares (including the amount of any New Common Shares received as Debentureholder Early Consent Consideration, if treated as additional consideration, as discussed below) pursuant to the Convertible Debentures Exchange qualifies as a recapitalization under the Code, a U.S. Holder should not recognize loss and should not recognize gain (other than with respect to New Common Shares received attributable to accrued but unpaid interest with respect to the Convertible Debentures on the date of the Convertible Debentures Exchange (the “Convertible Debentures Accrued Interest” and together with the Senior Notes Accrued Interest, the “Accrued Interest”), which will be treated as described below under

“Accrued Interest”) on the Convertible Debentures Exchange, its tax basis in the New Common Shares received in the Convertible Debentures Exchange should be equal to the tax basis in the Convertible Debentures exchanged therefor increased by any gain recognized by such U.S. Holder on the Convertible Debentures Exchange, and the holding period for such New Common Shares should include the period during which the Convertible Debentures surrendered in the Convertible Debentures Exchange were held (except to the extent any New Common Shares are allocable to Accrued Interest, in which case its holding period should begin on the day following the Convertible Debentures Exchange). Notwithstanding the foregoing, a U.S. Holder of the Convertible Debentures may recognize foreign currency gain or loss that is attributable to fluctuations in currency exchange rates with respect to the principal amount of the Convertible Debentures pursuant to the Convertible Debentures Exchange. Such rules are complex and depend on a U.S. Holder’s particular circumstances and U.S. Holders should consult their own tax advisors regarding these rules.

Convertible Debentures – Fully Taxable Exchange

The discussion below assumes that the Convertible Debentures are not securities for U.S. federal income tax purposes, and therefore, the Convertible Debentures Exchange does not qualify as a recapitalization for U.S. federal income tax purposes.

If the Convertible Debentures Exchange does not qualify as a recapitalization, a U.S. Holder exchanging Convertible Debentures for New Common Shares pursuant to the Convertible Debentures Exchange generally should recognize gain or loss (subject to the possible application of the wash sale rules), if any, in an amount equal to the difference between (i) the fair market value of the New Common Shares received in the Convertible Debentures Exchange (including any additional New Common Shares (or portions thereof) received as Debentureholder Early Consent Consideration, if treated as additional consideration (as discussed below), but excluding any amounts attributable to Accrued Interest), and (ii) the U.S. Holder’s adjusted tax basis in the Convertible Debentures. A U.S. Holder’s adjusted tax basis in a Convertible Debenture generally will equal the U.S. Holder’s initial cost of the Convertible Debenture, increased by any market discount previously included in income by the U.S. Holder, and decreased by the amount of any bond premium previously amortized by the U.S. Holder. Subject to the discussion below under “Market Discount” and the treatment of the Debentureholder Early Consent Consideration discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder has held such Convertible Debenture for more than one year. Such gain or loss generally will be U.S. source income or loss for purposes of computing a U.S. Holder’s foreign tax credit limitation. Long-term capital gains of non-corporate U.S. Holders are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. If the Convertible Debentures Exchange does not qualify as a recapitalization, a U.S. Holder’s initial tax basis in any New Common Shares received pursuant to the Exchange should equal the fair market value of the New Common Shares, and the holding period of the New Common Shares should begin on the day after the Convertible Debentures Exchange.

BECAUSE OF THE UNCERTAINTY OF WHETHER A DEBT INSTRUMENT QUALIFIES AS A SECURITY FOR U.S. FEDERAL INCOME TAX PURPOSES AND WHETHER AN EXCHANGE QUALIFIES AS A RECAPITALIZATION, U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE EXCHANGES.

Regardless of whether an Exchange qualifies as a recapitalization or is treated as a taxable exchange, the issue price of the New Notes will be determined as described below (see “Issue Price of the New Notes”) and the New Notes will be subject to the tax considerations described below under “Ownership and Disposition of the New Notes”). The New Common Shares will be subject to the tax considerations described below under “Ownership and Disposition of the New Common Shares”.

Accrued Interest

Regardless of whether an Exchange qualifies as a recapitalization or is treated as a taxable transaction, any amount received by a U.S. Holder pursuant to an Exchange attributable to Accrued Interest on an Old Note will be includible in gross income as ordinary interest income if such accrued interest has not been included previously in gross income by the U.S. Holder for U.S. federal income tax purposes. Conversely, a U.S. Holder may be able to recognize a deductible loss to the extent that any Accrued Interest was previously included in such U.S. Holder’s gross income but was not paid in full by the Corporation. Such loss may be ordinary, but the tax law is unclear on this point.

If the fair market value of the consideration is not sufficient to satisfy all principal and interest on the Old Notes, the extent to which such consideration will be attributable to Accrued Interest is unclear. The Plan of Arrangement provides that (i) the Cash Interest Payment (or any of the New Third Lien Notes issued in lieu of the Cash Interest Payment) will be allocated to Accrued Interest on the Senior Unsecured Notes and (ii) all other consideration issued under this Plan of Arrangement will be allocated first, to the principal amount of the Old Notes and second, to the Accrued Interest on the Old Notes. The IRS could take the position that the consideration received by a U.S. Holder of an Old Note should be allocated in a manner other than as provided for in the Plan of Arrangement. U.S. Holders should consult their own tax advisors regarding the allocation of consideration received in satisfaction of the Old Notes and the U.S. federal income tax treatment of Accrued Interest.

Market Discount

Any gain recognized by a U.S. Holder in an Exchange will be treated as ordinary income to the extent of any market discount on the Old Notes that accrued during the period that the U.S. Holder held the Old Notes and that has not been previously included in income by the U.S. Holder. An Old Note generally will be considered to have been acquired with market discount if the initial tax basis of the Old Note in the hands of the U.S. Holder immediately subsequent to its acquisition was less than the Old Note’s issue price and the aggregate amount of any OID that accrued before the U.S. Holder acquired the Note unless this difference is less than a specified de minimis amount. Market discount accrues on a ratable basis, unless the U.S. Holder elects to accrue the market discount on a constant-yield method. U.S. Holders should consult their own tax advisors as to the portion of any gain that could be taxable as ordinary income under the market discount rules.

Early Consent Consideration

In the Exchanges, Consenting Noteholders will receive the New Second Lien Notes and Consenting Debentureholders will receive the Debentureholder Early Consent Consideration. The U.S. federal income tax treatment of such items is uncertain because there are no authorities that directly address the U.S. federal income tax consequences of their receipt. Under the Code, any amount received by a holder in retirement of a debt instrument generally is treated as being received in exchange for the debt instrument.

If the New Second Lien Notes or Debentureholder Early Consent Consideration is treated as additional consideration for the Old Notes, it would be treated as part of the amount realized by a U.S. Holder in the exchange of the Old Notes for New Assets pursuant to an Exchange and would be taken into account in the manner discussed above. Alternatively, the New Second Lien Notes and Debentureholder Early Consent Consideration might be treated as interest or as a separate fee that in either case would be subject to tax as ordinary income. U.S. Holders should consult their own tax advisors regarding the tax treatment of the New Second Lien Notes and the Debentureholder Early Consent Consideration.

Issue Price of the New Notes

The issue price of the New Notes would be determined based on whether the New Notes or the Senior Unsecured Notes are considered to be publicly traded under the applicable provisions of the Code and Treasury Regulations. A debt instrument is not treated as publicly traded if the stated principal amount of the issue that includes the debt instrument does not exceed US$100 million (the “Small Issue Exception”). Both the New Second Lien Notes and the New Third Lien Notes issued pursuant to the Senior Note Exchange have a stated principal amount of US$50 million and, therefore, we believe that the New Notes should not be considered to be publicly traded based on the Small Issue Exception. If the Senior Unsecured Notes are considered to be publicly traded, the “issue price” of each of the New Second Lien Notes and the New Third Lien Notes should be determined based on the fair market value of the Senior Unsecured Notes (as of the date of the Senior Note Exchange) exchanged for such New Second Lien Notes and New Third Lien Notes. If neither the Senior Unsecured Notes nor the New Notes are publicly traded, the issue price of New Notes should equal their stated principal amount. We expect that the Senior Unsecured Notes should be considered to be publicly traded and that accordingly the issue price of the New Notes will be determined based on the fair market value of the Senior Unsecured Notes exchanged for such New Notes.

Ownership and Disposition of the New Notes

Stated Interest and OID on the New Notes

Stated interest on the New Notes (including any additional amounts paid in respect of Canadian withholding taxes and without reduction for any amounts withheld) will be taxed as ordinary interest income at the time it is received or accrued in accordance with a U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

If the stated redemption price at maturity of any issue of New Notes exceeds its issue price, as determined above (see “Issue Price of the New Notes”), by an amount equal to or greater than a specified de minimis amount, then such issue of New Notes will be treated as issued with OID for U.S. federal income tax purposes. The stated redemption price at maturity of a New Note will include all payments to be made on the New Note other than payments of qualified stated interest. Interest that is payable in kind (by either increasing the principal amount of a New Note or by issuing “PIK New Notes”) will not be treated as qualified stated interest and thus will be added to the stated redemption price at maturity. A portion of the interest payable on the New Third Lien Notes may be paid in kind.

If any issue of New Notes is treated as issued with OID, then U.S. Holders generally will be required to include such OID in gross income as it accrues over the term of the New Notes at a constant yield without regard to their regular method of accounting for U.S. federal income tax purposes and in advance of the receipt of cash payments attributable to that income. The amount of OID that will be included in income generally will equal the sum of the “daily portions” of OID with respect to the New Note for each day during the taxable year or portion of the taxable year in which such New Note was held. The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for a note may be of any length and may vary in length over the term of the New Note, provided that each accrual period is no longer than one year and each scheduled payment of principal and interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period other than the final accrual period is an amount equal to the excess, if any, of (a) the product of (x) the New Note’s adjusted issue price at the beginning of such accrual period and (y) its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the aggregate of all stated interest allocable to the accrual period. OID allocable to a final accrual period is the difference between the amount payable at maturity (other than a payment of stated interest) and the adjusted issue price of the New Note at the beginning of the final accrual period. The “adjusted issue price” of a New Note at the beginning of any accrual period is generally equal to its issue price increased by the accrued OID for each prior accrual period.

A U.S. Holder may elect to treat all interest on a New Note as OID and calculate the amount includible in gross income under the constant yield method described above. The election is to be made for the taxable year in which the New Note was acquired, and may not be revoked without the consent of the IRS. U.S. Holders should consult their own tax advisors about this election.

U.S. Holders would be subject to special rules relating to foreign currency transactions if the Corporation were to make interest payments in a currency other than in U.S. dollars (see “Foreign Currency Considerations”).

Amortizable Bond Premium

If a U.S. Holder’s adjusted tax basis in a New Note immediately after the exchange of a Senior Unsecured Note for such New Note is greater than the sum of all amounts payable on the New Note (other than payments of stated interest), the U.S. Holder will be considered to have acquired the New Note with amortizable bond premium, in an amount equal to such excess (any such New Note, a “Bond Premium Note”). A U.S. Holder’s initial tax basis in the New Notes acquired pursuant to the Senior Note Exchange will be determined as described above (see “Tax Treatment of the Exchanges”). A U.S. Holder may elect to amortize this bond premium, using a constant-yield method, over the remaining term of such Bond Premium Note. Subject to the discussion in the following paragraph, a U.S. Holder generally may use the amortizable bond premium allocable to an accrual period to offset stated interest otherwise required to be included in income with respect to the Bond Premium Note in that accrual period. An election to amortize bond premium applies to all taxable debt obligations then owned or thereafter acquired and may be revoked only with the consent of the IRS. U.S. Holders should consult their own tax advisors regarding the amortization of any amortizable bond premium.

Acquisition Premium

If a U.S. Holder’s adjusted basis in a New Note immediately after the exchange of a Senior Unsecured Note for a New Note is greater than the issue price of the New Note but less than or equal to the sum of all amounts payable on the New Note (other than payments of stated interest), the U.S. Holder will be considered to have acquired the New Note at an acquisition premium. Under the acquisition premium rules, the amount of any OID that the U.S. Holder must include in gross income with respect to the New Note for any taxable year will be reduced by the portion of the acquisition premium properly allocable to that year.

Market Discount

If a U.S. Holder’s tax basis in a New Note received in an exchange is less than the issue price of the New Note, the amount of the difference will be treated as market discount for U.S. federal income tax purposes, unless this difference is less than a specified de minimis amount. If a New Note has market discount, a U.S. Holder generally will be required to treat any principal payment, any payment that is not stated interest, or any gain on the sale or other taxable disposition of the New Note as ordinary income to the extent of the market discount accrued on the New Note at the time of the payment or disposition unless the U.S. Holder has previously included this market discount in income.

Foreign Tax Credit

A U.S. Holder may be able to claim a credit (or at such holder’s election, a deduction in lieu of such credit) with respect to any non-U.S. withholding taxes deducted from a payment on the New Notes, in computing such holder’s U.S. federal income tax liability. Stated interest income and OID on the New Notes generally will constitute foreign source income, which is relevant in calculating the U.S. Holder’s foreign tax credit. There are significant complex limitations on a U.S. Holder’s ability to claim foreign tax credits. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular situation.

Sale, Exchange or Other Taxable Disposition of New Notes

Upon the sale, exchange, redemption, retirement or other taxable disposition of a New Note, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on such disposition (except to the extent any amount realized is attributable to accrued but unpaid interest, which amount will be taxed as ordinary income to the extent not previously included in income) and the U.S. Holder’s adjusted tax basis in the New Note, as applicable. A U.S. Holder’s initial tax basis in a New Note will be determined, as described above (see “Tax Treatment of the Exchanges”). A U.S. Holder’s adjusted tax basis in a New Note will be its initial tax basis, increased by the amount of any accrued OID on such New Note previously included in income by the U.S. Holder. Any capital gain or loss on the disposition of a New Note will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder’s holding period in the New Note is more than one year. Long-term capital gains of non-corporate taxpayers are generally eligible for preferential rates of taxation. The deductibility of capital losses is subject to certain limitations. Such gain or loss will generally be U.S. source income or loss for purposes of computing your foreign tax credit limitation. Special considerations may apply to a U.S. Holder who receives foreign currency in connection with a sale or other taxable disposition of New Notes (see “Foreign Currency Considerations”).

THE PRECEDING SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT LEGAL OR TAX ADVICE. ACCORDINGLY, U.S. HOLDERS OF OLD NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS RELATING TO THE EXCHANGE AND THE OWNERSHIP AND DISPOSITION OF THE NEW NOTES ACQUIRED PURSUANT TO THE EXCHANGES.

Ownership and Disposition of the New Common Shares

Distributions on the New Common Shares

Subject to the discussion under “PFIC Considerations” below, the gross amount of a distribution paid with respect to the New Common Shares, including the full amount of any Canadian withholding tax on such amount, will be a dividend for U.S. federal income tax purposes to the extent of the Corporation’s current-year or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of the Corporation’s current-year and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the New Common Shares and will reduce (but not below zero) such basis. A distribution in excess of the Corporation’s current-year and accumulated earnings and profits and the U.S. Holder’s tax basis in the New Common Shares will be treated as capital gain realized on the sale or exchange of such New Common Shares. However, the Corporation does not intend to calculate its earnings and profits for U.S. federal income tax purposes, and the Corporation will be required to report the entire amount of such distribution as a dividend. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions received from the Corporation.

In general, dividends paid with respect to the New Common Shares to a non-corporate U.S. Holder will be treated as “qualified dividend income,” which is taxable to such U.S. Holder at preferential capital gain tax rates provided that (i) the New Common Shares are regularly traded on an established securities market in the United States or the Corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has determined is satisfactory and that includes an exchange of information program (such as the United States-Canada Income Tax Convention), (ii) the Corporation is not a PFIC (as defined below) for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Corporation does not believe it has been or will be, as discussed below in “PFIC Considerations”), and (iii) certain holding period and other requirements are satisfied. For purposes of clause (i) above, the Corporation believes it is eligible for the benefits of the United States- Canada Income Tax Convention. Thus, provided the requirements in clause (iii) above are met, dividends paid with respect to the New Common Shares are expected to be treated as “qualified dividend income”. Any dividends paid with respect to the New Common Shares not eligible for those preferential rates will be taxed as ordinary income to a non-corporate U.S. Holder.

U.S. Holders would be subject to special rules relating to foreign currency transactions if the Corporation were to make distributions in a currency other than in U.S. dollars (see “Foreign Currency Considerations”).

Foreign Tax Credit

In general, dividends paid with respect to the New Common Shares will constitute foreign source income for purposes of computing the foreign tax credit allowable to U.S. Holders. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. However, if the Corporation is a “United States-owned foreign corporation” (generally, a foreign corporation 50 percent or more of the stock of which, by vote and value, is held directly, indirectly or under applicable constructive ownership rules, by United States persons), at least a portion of the dividends paid with respect to the New Common Shares will be U.S. source income for foreign tax credit purposes if and to the extent that more than a de minimis amount of the earnings and profits out of which the dividends are paid is from sources within the United States. We do not expect the Corporation to maintain calculations with respect to the source of its earnings and profits under U.S. federal income tax principles. Canadian tax, if any, withheld on distributions to a U.S. Holder may be eligible for foreign tax credits (or deduction in lieu of such credits) for U.S. federal income tax purposes, subject to special limitations. The calculation of foreign tax credits involves the application of complex rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits.

Sale, Exchange, or Other Taxable Disposition of the New Common Shares

Subject to the discussion under “PFIC Considerations” below, in general, the sale, exchange, or other disposition of New Common Shares will result in taxable gain or loss to a U.S. Holder equal to the difference between (i) the amount of cash plus the fair market value of any other property received by such U.S. Holder in the sale, exchange, or other disposition and (ii) such U.S. Holder’s adjusted basis in the New Common Shares. Gain or loss recognized on the sale, exchange, or other disposition of New Common Shares will generally be capital gain or loss and will be long-term capital gain or loss if the New Common Shares have a holding period of more than one year at the time of the sale, exchange, or other disposition. Long-term capital gains of non-corporate U.S. Holders (including individuals) generally are subject to tax at preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized will generally be treated as U.S. source income or loss for purposes of computing a U.S. Holder’s foreign tax credit for U.S. federal income tax purposes. Special considerations may apply to a U.S. Holder who receives foreign currency in connection with a sale or other taxable disposition of New Common Shares below (see “Foreign Currency Considerations”).

PFIC Considerations

Certain adverse U.S. federal income tax rules apply to U.S. Holders owning stock of a passive foreign investment company (“PFIC”). A non-U.S. corporation will be a PFIC in any taxable year in which, (i) at least 75% of its gross income (including its proportionate share of the gross income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of such corporation’s stock) for such taxable year consists of certain types of passive income (e.g., dividends, interest, capital gains, royalties and, the excess of gains over losses from sales of commodities); or (ii) at least 50% of the average value of its assets (including its proportionate share of the assets of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of such corporation’s stock) is attributable to assets that produce, or are held for the production of, passive income. Based on estimates of our gross income, the nature and value of our assets, the manner in which we conduct our business and our expectation for the manner in which such business will be conducted in the future, we do not believe that we were a PFIC for our 2018 taxable year and do not expect to be treated as a PFIC in the current taxable year or any future taxable year. However, PFIC status is determined on a year-by-year basis and the determination is very fact specific. As a result, there can be no assurance as to the Corporation’s PFIC status in the current year or in any future year. U.S. Holders should consult their own tax advisors regarding the adverse tax consequences of owning the common stock were the Corporation to be a PFIC, certain elections that may be made that are designed to lessen the adverse tax consequences and reporting requirements that are applicable to U.S. Holders of stock of a PFIC.

Foreign Currency Considerations

The amount of any distribution, interest or proceeds paid in non-U.S. currency to a U.S. Holder in connection with the ownership of the New Assets, or on the sale, exchange or other taxable disposition of the New Assets, or any Canadian dollars received in connection with the Exchanges will generally be included in the gross income of a U.S. Holder as translated into U.S. dollars as described above. If the Canadian dollars (or other non-U.S. currency) received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars or other non-U.S. currency equal to the U.S. dollar value thereof on the date of receipt. Any U.S. Holder that receives payment in Canadian dollars or other non-U.S. currency and engages in a subsequent conversion or other disposition of the Canadian dollars or other non-U.S. currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally would be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders that use the accrual method. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars or other non-U.S. currency.

Foreign Financial Asset Reporting

Individuals that own “specified foreign financial assets” with an aggregate value in excess of certain thresholds generally are required to file an information report (IRS Form 8938) with respect to such assets with their tax returns. The New Assets generally will constitute specified foreign financial assets subject to these reporting requirements, unless the New Assets are held in an account at certain financial institutions. Under certain circumstances, an entity may be treated as an individual for purposes of these rules. Substantial penalties may apply if the U.S. Holder fails to provide the required information. U.S. Holders should consult their own tax advisors regarding these reporting requirements.

Backup Withholding and Information Reporting

Payments of interest on the New Notes, dividends on the New Common Shares and/or the proceeds of a sale of the New Assets received in the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless the U.S. Holder provides proof of an applicable exemption or furnishes its taxpayer identification number and otherwise complies with all applicable requirements under the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be allowed as a refund or credit against the Non-U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

RISK FACTORS

In addition to the other information set forth and incorporated by reference in this Information Circular, Voting Parties should carefully review the following risk factors before deciding whether to approve the Recapitalization Transaction.

Risks Relating to the Recapitalization Transaction

The completion of the Recapitalization Transaction may not occur.

The Corporation will not complete the Recapitalization Transaction unless and until all conditions precedent to the Arrangement are satisfied or waived. These conditions include certain items that are outside of Bellatrix’s control, such as the requirement that the Revolving Credit Facility be extended for a one-year term on substantially similar terms as the current Revolving Credit Facility, and/or with such other terms as are acceptable to the Corporation and the Initial Consenting Noteholders, each acting reasonably, and applicable stakeholder approvals. See “Conditions Precedent to the Implementation of the Plan.”

In the event the Recapitalization Transaction is not successful, the Corporation will need to evaluate all of its options and alternatives related to any future Court proceedings or other alternatives to address key liquidity and debt leverage matters which exist today. In the event the Recapitalization Transaction is not successful, the value available to stakeholders may be significantly less and there is a risk that any proceeds available for distribution to stakeholders would be paid in priority to the First Lien Lenders, Existing Second Lien Noteholders, Senior Unsecured Noteholders and Convertible Debentureholders, with the remaining proceeds, if any, paid to the Shareholders. There is significant risk that there may be no recovery of any kind, or amount available for, those parties which are lower in the priority waterfall in such circumstances. See “Failure to Implement the Recapitalization Transaction”.

Should the Recapitalization Transaction not be implemented pursuant to the Plan for any reason, the Corporation may determine, with the prior written consent of the Initial Consenting Noteholders and the Initial Consenting Debentureholder and subject to further order of the Court, to proceed with the Recapitalization Transaction on substantially the same terms as described in this Information Circular pursuant to proceedings under the CCAA. See “Alternative Implementation Process”.

Even if the Recapitalization Transaction is completed, it may not be completed on the schedule described in this Information Circular. Accordingly, Debtholders participating in the Recapitalization Transaction may have to wait longer than expected to receive their entitlements under the Plan. In addition, if the Recapitalization Transaction is not completed on the schedule described in this Information Circular, the Corporation may incur additional expenses.

The Recapitalization Transaction may not improve the financial condition of Bellatrix’s business.

Management believes that the Recapitalization Transaction will enhance Bellatrix’s liquidity and provide it with continued operating flexibility. However, such belief is based on certain assumptions, including, without limitation, that Bellatrix’s product sales, suppliers, customers, purchasers and contractors will not be materially adversely affected while the Recapitalization Transaction is underway and that such sales and/or relationships will be stable or will improve following the completion of the Recapitalization Transaction in the competitive marketplace in which Bellatrix operates, that general economic conditions and the markets for Bellatrix’s products will remain stable or improve, as well as Bellatrix’s continued ability to manage costs. Should any of those assumptions prove false, the financial position of Bellatrix may be materially adversely affected and Bellatrix may not be able to pay its debts as they become due.

Parties may make claims against the Bellatrix Entities despite the releases and waivers provided for in the Plan.

The Plan includes certain releases that become effective upon the implementation of the Recapitalization Transactions in favour of the Released Parties, as set out in the Plan. Furthermore, the Plan also provides that, from and after the Effective Time, all Persons shall be deemed to have consented and agreed to all of the provisions of the Plan in its entirety. Without limiting the foregoing, pursuant to the Plan, the Released Parties shall be released and discharged from all present and future actions, causes of action, damages, judgments, executions, obligations, liabilities and Claims of any kind or nature whatsoever arising on or prior to the Effective Date in connection with the Debt, the Debt Documents, the Senior Unsecured Notes Exchange Transaction, the Support Agreements, the Arrangement, the Arrangement Agreement, the Plan, the CBCA Proceedings and any other proceedings commenced with respect to or in connection with the Plan, the transactions contemplated thereunder, and any other actions or matters related directly or indirectly to the foregoing, subject to applicable exceptions. Notwithstanding the foregoing, the Corporation may still be subject to legal actions with regards to such released claims and related matters. Such legal actions may be costly and could require the Corporation to defend such potential claims without recourse for legal costs incurred, even if the Corporation is successful.

Potential effect of the Recapitalization Transaction.

There can be no assurance as to the effect of the announcement of the Recapitalization Transaction on Bellatrix’s relationships with its suppliers, customers, purchasers, contractors or lenders, nor can there be any assurance as to the effect on such relationships of any delay in the completion of the Recapitalization Transaction, or the effect of the Recapitalization Transaction being completed under the CBCA. To the extent that any of these events result in the tightening of payment or credit terms, increases in the price of supplied goods, or the loss of a major supplier, customer, purchaser, contractor or lender, or of multiple other suppliers, customers, purchasers, contractors or lenders, this could have a material adverse effect on Bellatrix’s business, financial condition, liquidity and results of operations. Similarly, current and prospective employees of the Corporation may experience uncertainty about their future roles with the Corporation until the Corporation’s strategies with respect to such employees are determined and announced. This may adversely affect the Corporation’s ability to attract or retain key employees in the period until the Arrangement is completed or thereafter. The risk, and material adverse effect, of such disruptions could be exacerbated by any delay in the consummation of the Arrangement or termination of the Support Agreements.

The Debtholders receiving New Second Lien Notes, New Third Lien Notes, Additional New Third Lien Notes (if any) and New Common Shares through the Plan might have difficulty enforcing civil liabilities against the Corporation in the United States.

The enforcement by the Debtholders of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that Bellatrix is incorporated outside the United States, that some or all of its officers and directors and the experts named herein are residents of a foreign country, and that a substantial portion of the assets of the Corporation and said persons are located outside the United States. As a result, it may be difficult or impossible for Debtholders in the United States to effect service of process within the United States upon Bellatrix and their officers and directors and the experts named herein, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under U.S. Securities Laws or “blue sky” laws of any state within the United States. In addition, the Debtholders in the United States should not assume that the courts of Canada or any other non-U.S. jurisdiction: (i) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under U.S. Securities Laws or “blue sky” laws of any state within the United States; or (ii) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under U.S. Securities Laws or “blue sky” laws of any state within the United States. In addition, awards of punitive damages in actions brought in Canada or elsewhere may be unenforceable in the U.S.

The Corporation will incur significant transaction-related costs in connection with the Arrangement, and the Corporation may have to pay various expenses even if the Arrangement is not completed.

The Corporation expects to incur a number of non-recurring costs associated with the Arrangement before, at, and after its closing. The Corporation will also incur transaction fees and costs. Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by the Corporation even if the Arrangement is not completed. If the Arrangement is not consummated, the Corporation will bear some or all of these costs without recognizing any of the anticipated benefits of the Arrangement.

The pending Arrangement may divert the attention of the Corporation’s management.

The pendency of the Arrangement could cause the attention of the Corporation’s management to be diverted from the day-to-day operations and customers or suppliers may seek to modify or terminate their business relationships with the Corporation. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of the Corporation regardless of whether the Arrangement is ultimately completed.

Following completion of the Arrangement, the Corporation may issue additional equity or debt securities, which could dilute the ownership in the Corporation of holders of Common Shares.

In the future the Corporation may issue additional securities to raise capital. The Corporation may also acquire interests in other companies by using a combination of cash and Common Shares or just Common Shares. The Corporation may also issue securities convertible into Common Shares.

The Corporation may also attempt to increase its capital resources by making additional offerings of debt, including senior or subordinated notes. Because the Corporation’s decision to issue securities in any future offering will depend on market conditions and other factors beyond its control, the Corporation cannot predict or estimate the amount, timing or nature of future offerings. Thus, holders of Common Shares bear the risk of future offerings reducing the market value of Common Shares.

The Recapitalization Transactions will result in substantial dilution to Shareholders and certain existing Shareholders will no longer hold securities of Bellatrix following the Recapitalization Transaction.

The Recapitalization Transaction will result in the current holders of Common Shares holding approximately 16.5% of the Common Shares anticipated to be issued and outstanding immediately following the implementation of the Recapitalization Transaction. As a result of the Share Consolidation and the rounding down of fractional Common Shares, an existing holder of 11 or fewer Common Shares will no longer hold any Common Shares following the completion of the Recapitalization Transaction and will not receive any consideration therefor.

The Corporation will have new significant Shareholders upon completion of the Recapitalization Transaction.

Upon completion of the Recapitalization Transaction, it is expected that Loomis and Polar will hold approximately 24.99% and 16.83% of the Common Shares, respectively (based on holdings information provided pursuant to the Support Agreements, subject to the terms of the Plan, including in respect of the Alternative Senior Unsecured Noteholder Group Equity Allocation, and assuming 90% of the Convertible Debentures are Consent Debentures). Loomis and Polar may be able to significantly affect the outcome of important matters affecting Bellatrix that require Shareholder approval, including business combinations or other transactions that have been recommended for acceptance by Shareholders by the Board. It is possible that the interests of Loomis and/or Polar may in some circumstances conflict with the Corporation’s interests and the interests of other Shareholders. In addition, Loomis and Polar are in the business of making investments in other companies and may hold securities of, and may from time to time in the future acquire interests in, businesses that directly or indirectly compete with all or a portion of the Corporation’s business or the businesses of its suppliers. Loomis and Polar have not entered into a non-competition agreement with the Corporation, or provided any covenants not to compete with the Corporation under any agreement. In addition, the significant holdings of Loomis and Polar may reduce the liquidity of the Common Shares.

Risks Relating to the Non-Implementation of the Recapitalization Transaction

Future liquidity and operations of the Corporation are dependent on the ability of the Corporation to restructure its debt obligations and to generate sufficient operating cash flows to fund its on-going operations. If the Corporation does not complete the realignment of its capital structure through the CBCA process described above, it will be necessary to pursue other restructuring strategies that could have a more negative effect on the Corporation.

In the event that the Recapitalization Transaction is not implemented, the Corporation’s total debt may not be reduced by approximately $110 million and the associated reduction in debt service costs may not be achieved.

The financial statements incorporated by reference in this Information Circular have been prepared on a going concern basis, which asserts the Corporation has the ability in the near term to continue to realize its assets and discharge its liabilities and commitments in a planned manner giving consideration to the expected possible outcomes set forth in such financial statements. Conversely, if the going concern assumption is not appropriate, adjustments to the carrying amounts of Bellatrix’s assets, liabilities, revenues, expenses and balance sheet classifications may be necessary.

Risk Factors Related to the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes

Due to many factors beyond Bellatrix’s control, Bellatrix may not be able to generate sufficient cash to service all of its indebtedness and meet its other ongoing liquidity needs, and Bellatrix may be forced to take other actions to satisfy its obligations under its debt agreements, which actions may not be successful.

Bellatrix’s ability to make payments on, and to refinance, its indebtedness, and to fund planned capital expenditures will depend on Bellatrix’s ability to generate cash in the future. This is subject to general economic, financial, competitive, legislative, regulatory and other factors, many of which are beyond Bellatrix’s control. Bellatrix’s business may not generate sufficient cash flow from operations and Bellatrix’s subsidiaries may not be able to, or may not be permitted to, make distributions to enable it to make payments in respect of its indebtedness. Furthermore, Bellatrix may not have future borrowings available in an amount sufficient to enable it to pay indebtedness, including the New Second Lien Notes, New Third Lien Notes and Additional New Third Lien Notes (if any), or to fund Bellatrix’s other liquidity needs.

In these circumstances, Bellatrix may need to refinance all or a portion of its indebtedness, including the New Second Lien Notes, New Third Lien Notes and Additional New Third Lien Notes (if any), on or before maturity. Any refinancing of its debt could be at higher interest rates and may require Bellatrix to comply with more onerous covenants, which could further restrict Bellatrix’s business operations. Bellatrix’s ability to refinance Bellatrix’s indebtedness or obtain additional financing will depend on, among other things:

•	Bellatrix’s financial condition at the time;

•

restrictions governing Bellatrix’s indebtedness, including those contained in the First Lien Credit Agreement, the Existing Second Lien Note Purchase Agreement or the Second Lien Notes Indenture (as applicable) and the New Third Lien Notes Indenture;

•	Bellatrix’s credit rating; and

•	the condition of the financial markets and the industry in which Bellatrix operates.

As a result, Bellatrix may not be able to refinance any of its indebtedness on commercially reasonable terms or at all. Without this refinancing, Bellatrix could be forced to sell assets, reduce or delay capital expenditures or seek additional equity capital to make up for any shortfall in Bellatrix’s payment obligations under unfavorable circumstances. In addition, Bellatrix may not be able to sell assets quickly enough or for sufficient amounts to enable Bellatrix to meet its obligations. Any failure to make scheduled payments of interest and principal on Bellatrix’s outstanding indebtedness when due would permit the holders of such indebtedness to declare an event of default and accelerate the indebtedness. This could result in the lenders enforcing against the assets securing the borrowings, and Bellatrix could be forced into bankruptcy or other insolvency proceedings. In addition, any failure to make payments of interest and principal on Bellatrix’s outstanding debt on a timely basis would likely result in a reduction of Bellatrix’s credit rating, which could harm Bellatrix’s ability to incur additional debt on acceptable terms and may materially adversely affect the price of Bellatrix’s debt securities.

Canadian insolvency laws may impair the enforcement of remedies under the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes.

The rights of holders of New Second Lien Notes, New Third Lien Notes and Additional New Third Lien Notes (if any) may be significantly impaired by the provisions of applicable Canadian bankruptcy, insolvency, corporate and other similar legislation. In Canada, insolvency proceedings are governed by three federal statutes, the principal two being the CCAA and the BIA. The federal insolvency laws in Canada apply across the country and allow for either a liquidation type proceeding or a restructuring type proceeding. In addition, under federal insolvency laws and provincial rules of court (other than Quebec), secured creditors may appoint what is known as a “receiver” over the collateral of the debtor, in order to sell the debtor’s assets or manage the debtor’s business or otherwise realize on collateral. Notwithstanding that insolvency proceedings in Canada are governed by federal statute, in certain circumstances provincial and territorial laws will affect those proceedings (e.g., security laws, landlord rights, etc.). In addition, secured creditors may have recourse to self-help or court-supervised proceedings.

The powers of the court under Canadian insolvency laws have been exercised broadly to protect an insolvent debtor from actions taken by creditors and other parties. Accordingly, if Bellatrix were to become subject to proceedings pursuant to such Canadian insolvency legislation, following commencement and/or during such a proceeding, payments of the New Second Lien Notes, New Third Lien Notes and Additional New Third Lien Notes (if any) may be stayed or discontinued and holders of New Second Lien Notes, New Third Lien Notes and Additional New Third Lien Notes (if any) may be unable to exercise their rights under the Existing Second Lien Note Purchase Agreement, the Second Lien Notes Indenture (if applicable) and the Third Lien Notes Indenture, as applicable, and holders of the New Second Lien Notes, New Third Lien Notes and Additional New Third Lien Notes (if any) may not be compensated for any delays in payments, if any, of principal, interest and costs. Claims of creditors may also be compromised pursuant to the terms of a restructuring plan approved by the requisite majorities of creditors.

In the context of a proceeding under the BIA or the CCAA, a trustee or monitor, as applicable, is also required to review asset transfers and transactions undertaken by the bankrupt or debtor, as applicable, within specified time periods prior to the initiation of the proceeding to determine if the bankrupt or debtor, as applicable, was engaged in any transfers at undervalue or preferences. In the case of transfers at undervalue, the review period is one year from the date of the initial bankruptcy event (or five years for non-arm’s length parties) and preferences are subject to review if they occurred within three months of the date of the initial bankruptcy event (or twelve months for non- arm’s length parties). Trustees or monitors, as applicable, creditors and other qualified stakeholders may also seek to void, set aside or otherwise challenge transactions under provincial and other federal legislation. The circumstances in which this may occur varies by Canadian jurisdiction and legislation, but generally the circumstances include situations where the transactions were undertaken (i) for conspicuously less than fair value, or (ii) with the intent to defeat, delay or hinder creditors or others, or (iii) at a time when the transferor was insolvent or rendered insolvent by the transaction, or (iv) where the transferor unfairly disregarded the interests of creditors or other applicable stakeholders. In the event that such a transaction is determined to have occurred, the trustee or monitor, as applicable, or such creditor or other qualifying stakeholder may take steps to void or set aside the transaction and/or assert claims against the recipient of the assets.

Future pledges of collateral or guarantees might be avoided by a trustee in bankruptcy.

The Existing Second Lien Note Purchase Agreement, the Second Lien Notes Indenture (if applicable), the Third Lien Notes Indenture and the related security documents will require Bellatrix to grant liens on certain assets that Bellatrix acquires after the Effective Date. Any future guarantee or additional lien in favor of the Second Lien Notes Trustee or the New Third Lien Notes Trustee might be avoidable by the grantor (as debtor-in possession) or by its trustee in bankruptcy or other third parties if certain events or circumstances exist or occur.

There are circumstances other than repayment or discharge of the New Second Lien Notes, the New Third Lien Notes or the Additional New Third Lien Notes (if any) under which the collateral securing the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any) will be released automatically, without debtholder consent.

Under various circumstances, collateral securing the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any) will be released automatically, including, among other circumstances:

•	upon satisfaction and discharge of the Existing Second Lien Note Purchase Agreement or the Second Lien Notes Indenture (whichever is applicable) and the New Third Lien Note Indenture, as applicable;

•	upon a legal defeasance or covenant defeasance under the Second Lien Notes Indenture (if applicable) or the New Third Lien Note Indenture, as applicable;

•

a sale, transfer or other disposal of such collateral in a transaction not prohibited under the Existing Second Lien Note Purchase Agreement or the Second Lien Note Indenture, as applicable, and the New Third Lien Note Indenture;

•	with respect to proceeds from an asset disposition, upon the application of such proceeds for any one or more purposes permitted by the New Third Lien Note Indenture; and

•

in accordance with the applicable provisions of the intercreditor agreement to be entered into in connection with the Recapitalization Transaction, including in connection with the release by the First

Lien Agent and, in the case of the New Third Lien Notes and the Additional New Third Lien Notes (if any), the Existing Second Lien Notes Agent or the Second Lien Notes Trustee, as applicable.

It may be difficult to realize the value of the collateral securing the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any).

No appraisal of the collateral has been made and the value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers. By their nature, some or all of the pledged assets may be illiquid and may have no readily ascertainable market value. Bellatrix cannot assure debtholders that the fair market value of the collateral as of the date of this Information Circular exceeds the principal amount of the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any) secured thereby. The value of the assets pledged as collateral for the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any) and the guarantees could be impaired in the future as a result of changing economic conditions, Bellatrix’s failure to implement Bellatrix’s business strategy, competition, unforeseen liabilities and other future events. Accordingly, there may not be sufficient collateral to pay all or any of the amounts due on the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any). Any claim for the difference between the amount, if any, realized by holders of the New Second Lien Notes, the New Third Lien Notes or the Additional New Third Lien Notes (if any) from the sale of the collateral securing the New Second Lien Notes, the New Third Lien Notes or the Additional New Third Lien Notes (if any) and the guarantees and the obligations under the New Second Lien Notes, the New Third Lien Notes or the Additional New Third Lien Notes (if any) will rank equally in right of payment with all of Bellatrix’s other unsecured unsubordinated indebtedness and other obligations, including trade payables. Additionally, in the event that a bankruptcy or insolvency proceeding is commenced by or against Bellatrix, if the value of the collateral is less than the amount of principal and accrued and unpaid interest on the New Second Lien Notes, the New Third Lien Notes or the Additional New Third Lien Notes (if any) and any other senior secured obligations, interest may cease to accrue on the New Second Lien Notes, the New Third Lien Notes and/or the Additional New Third Lien Notes (if any) from and after the date such proceeding is commenced or initiated. Also, any attempt to repossess, or any other disposition of the collateral during a bankruptcy or insolvency proceeding would also require approval from the bankruptcy court (which may not be given under the circumstances or which the approval for could be delayed).

Rights of the holders of the New Second Lien Notes, the New Third Lien Notes and/or the Additional New Third Lien Notes (if any) in the collateral may be adversely affected by the failure to perfect liens on certain collateral acquired in the future.

Applicable law requires that certain property and rights acquired after the grant of a general security interest, such as real property, equipment subject to a certificate and certain proceeds, can only be perfected at the time such property and rights are acquired and identified. The Second Lien Notes Trustee and the New Third Lien Notes Trustee may not monitor, or Bellatrix may not inform the Second Lien Notes Trustee or the New Third Lien Notes Trustee of, the future acquisitions of property and rights that constitute collateral, and necessary action may not be taken to properly perfect the security interest in such after acquired collateral. The Second Lien Notes Trustee and the New Third Lien Notes Trustee do not have an obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest with respect to the New Second Lien Notes, the New Third Lien Notes or the Additional New Third Lien Notes (if any), as applicable, against third parties. In addition, as described further herein, even if the liens on collateral acquired in the future are properly perfected, such liens may potentially be avoidable as a preference in any bankruptcy or insolvency proceeding if such perfection occurs beyond certain prescribed period and under certain circumstances. See “Future pledges of collateral or guarantees might be avoided by a trustee in bankruptcy”.

The collateral is subject to casualty risks.

Although Bellatrix maintains insurance policies to insure against losses, there are certain losses that may be either uninsurable or not economically insurable, in whole or in part. As a result, it is possible that the insurance proceeds will not compensate Bellatrix fully for Bellatrix’s losses in the event of a catastrophic loss. If there is a total or partial loss of any of the pledged collateral, Bellatrix cannot assure debtholders that any insurance proceeds received by Bellatrix will be sufficient to satisfy all the secured obligations, including the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any).

Bellatrix will in most cases have control over the collateral, and the sale of particular assets by Bellatrix could reduce the pool of assets securing the New Second Lien Notes, the New Third Lien Notes, the Additional New Third Lien Notes (if any) and any future guarantees.

The security documents allow Bellatrix to remain in possession of, retain exclusive control over, freely operate, and collect, invest and dispose of any income from, the collateral securing the New Second Lien Notes, the New Third Lien Notes, the Additional New Third Lien Notes (if any) and any future guarantees. For example, Bellatrix may, among other things, without any release or consent by the holders of New Second Lien Notes or the Second Lien Notes Trustee, and/or the holders of New Third Lien Notes, the Additional New Third Lien Notes (if any) or the New Third Lien Notes Trustee, conduct ordinary course activities with respect to collateral, such as selling, factoring, abandoning or otherwise disposing of collateral and making ordinary course cash payments (including repayments of indebtedness).

Lien searches may not reveal all existing liens on the collateral.

Bellatrix cannot guarantee that the lien searches conducted on the collateral securing the New Second Lien Notes or the guarantees will reveal all existing liens on such collateral. Any existing undiscovered lien could be significant, could be prior in ranking to the liens securing the New Second Lien Notes, the New Third Lien Notes, the Additional New Third Lien Notes (if any) or the guarantees and could have an adverse effect on the ability of the Second Lien Notes Trustee and/or New Third Lien Notes Trustee to realize or foreclose upon such collateral. Certain statutory priority liens may also exist that cannot be discovered by lien searches.

Rights of the holders of the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any) in the collateral securing the New Second Lien Notes, the New Third Lien Notes or the Additional New Third Lien Notes (if any), as applicable, may be adversely affected by bankruptcy and insolvency proceedings and the holders of the New Second Lien Notes, New Third Lien Notes or Additional New Third Lien Notes (if any) may not be entitled to post-petition interest, premium, fees, or expenses in any bankruptcy or insolvency proceeding.

In Canada, the right of the Second Lien Notes Trustee and New Third Lien Notes Trustee to repossess and dispose of the collateral securing the New Second Lien Notes, the New Third Lien Notes or the Additional New Third Lien Notes (if any), as applicable, upon acceleration is likely to be significantly impaired by Canadian bankruptcy and insolvency law if such proceedings are commenced by or against Bellatrix prior to or possibly even after either such party has repossessed and disposed of the collateral. Pursuant to the stay imposed in certain Canadian bankruptcy and insolvency proceedings, a secured creditor, such as a holder of New Second Lien Notes, New Third Lien Notes or Additional New Third Lien Notes (if any), is prohibited from repossessing its security from a debtor, or from disposing of security from a debtor, without court approval. Moreover, certain Canadian bankruptcy and insolvency proceedings permit the debtor (or its trustee, receiver or similar representative) to continue to retain and to use collateral, and the proceeds, products, rents or profits of the collateral, even though the debtor is in default under the applicable debt instruments. In view of the broad discretionary powers of the court in such proceedings, it is impossible to predict how long payments under the New Second Lien Notes, New Third Lien Notes or Additional New Third Lien Notes (if any) could be delayed following the commencement of such a proceeding, whether or when the collateral agent would repossess or dispose of the collateral, or whether or to what extent the holders of the New Second Lien Notes, New Third Lien Notes or Additional New Third Lien Notes (if any) would be compensated for any delay in payment or loss of value of the collateral or would recover the full amount owing to them. The payment or accrual of post-petition interest, fees, premiums, costs and attorneys’ fees during the debtor’s bankruptcy or insolvency proceedings may not be permitted by the court.

There is currently no public market for the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any), and an active trading market may not develop for such notes. The failure of a market to develop for the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any) could affect the liquidity and value of such notes.

The issuance of the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any) will be a new issue of securities, and there is no existing market for the New Second Lien Notes, the New Third Lien Notes or Additional New Third Lien Notes (if any). An active market may not develop for the New Second Lien Notes, the New Third Lien Notes or the Additional New Third Lien Notes (if any), and there can be no assurance as to the liquidity of any market that may develop for the New Second Lien Notes, the New Third Lien Notes or the Additional New Third Lien Notes (if any). If an active market does not develop, the trading price and liquidity of the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any) may be adversely affected.

The liquidity of the trading market, if any, and future trading prices of the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any) will depend on many factors, including, among other things, the number of holders thereof, prevailing interest rates, Bellatrix’s operating results, financial performance and prospects, the interest of securities dealers in making a market in the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any), the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in these factors. Historically, the market for high-yield debt has been subject to disruptions that have caused substantial fluctuations in the prices of these securities. The market for the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any) may be subject to similar disruptions that may adversely affect the value of the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any). In addition to the foregoing, subsequent to their initial issuance, the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any) may trade at a discount depending on other factors that include, without limitation, prevailing interest rates, the market for similar securities, and Bellatrix’s performance.

The issuance of the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any) has not been, and will not be, registered under applicable federal, provincial and state securities laws and accordingly the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any) are not freely transferable.

The issuance of the New Second Lien Notes, New Third Lien Notes and Additional New Third Lien Notes (if any) has not been, and will not be, registered under Canadian Securities Laws or U.S. Securities Laws. Unless the issuance of the New Second Lien Notes, New Third Lien Notes and Additional New Third Lien Notes (if any) is so registered, they may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Canadian Securities Laws or U.S. Securities Laws. Bellatrix is relying on exemptions from the registration and/or prospectus qualification requirements under the laws of other jurisdictions where the New Second Lien Notes, New Third Lien Notes and Additional New Third Lien Notes (if any) are being offered and sold and, therefore, the New Second Lien Notes, New Third Lien Notes and Additional New Third Lien Notes (if any) may be transferred or resold by or to purchasers resident in or otherwise subject to the laws of those jurisdictions only in compliance with the laws of those jurisdictions, to the extent applicable.

Bellatrix may be unable to repay the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any) at maturity.

At maturity, the entire outstanding principal amount of the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any) together with accrued and unpaid interest, will become due and payable. Bellatrix may not have the funds to fulfill these obligations or the ability to renegotiate these obligations. If, upon the applicable maturity dates, other arrangements prohibit Bellatrix from repaying the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any), Bellatrix could try to obtain waivers of such prohibitions from the holders under those arrangements, or Bellatrix could attempt to refinance the borrowings that contain the restrictions. In these circumstances, if Bellatrix was not able to obtain such waivers or refinance these borrowings, Bellatrix would be unable to repay the New Second Lien Notes, the New Third Lien Notes or the Additional New Third Lien Notes (if any), as applicable.

The New Money Notes will rank prior in right of payment to the Exchange Notes and the New Second Lien Notes under the Existing Second Lien Note Purchase Agreement (or, if applicable, the New Second Lien Notes Indenture)

Pursuant to the terms of the Existing Second Lien Note Purchase Agreement (or, if applicable, the New Second Lien Notes Indenture) any payments made thereunder or proceeds received shall be applied first to the payment of any outstanding obligations in respect of the New Money Notes (including any fees, interest and premium thereon) prior to any application thereof in respect of any obligations under the Exchange Notes and the New Second Lien Notes.

The New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any) may be held in book-entry form and, if so, holders must rely on the procedures of the relevant clearing systems to exercise their rights and remedies.

Unless and until certificated New Second Lien Notes, New Third Lien Notes and Additional New Third Lien Notes (if any) are issued in exchange for book-entry interests in the New Second Lien Notes, New Third Lien Notes and Additional New Third Lien Notes (if any), owners of the book-entry interests will not be considered owners or holders of the New Second Lien Notes, New Third Lien Notes and Additional New Third Lien Notes. Instead, DTC, or its nominee, will be the sole holder of the New Second Lien Notes, New Third Lien Notes and Additional New Third Lien Notes (if any). Payments of distributions and other amounts on or in respect of the New Second Lien Notes, New Third Lien Notes and Additional New Third Lien Notes (if any) in global form will be made to the paying agent, which will make payments to DTC. Thereafter, such payments will be credited to DTC participants’ accounts that hold book-entry interests in the New Second Lien Notes, New Third Lien Notes and Additional New Third Lien Notes (if any) in global form and credited by such participants to indirect participants. Unlike holders of the New Second Lien Notes, New Third Lien Notes and Additional New Third Lien Notes (if any) themselves, owners of book-entry interests will not have the direct right to act upon Bellatrix’s solicitations for consents or requests for waivers or other actions from holders of the New Second Lien Notes, New Third Lien Notes and Additional New Third Lien Notes (if any). Instead, if a holder owns a book-entry interest, such holder will be permitted to act only to the extent such holder has received appropriate proxies to do so from DTC or, if applicable, a participant. Bellatrix cannot assure holders that the procedures implemented for the granting of such proxies will be sufficient to enable holders to vote on any requested actions on a timely basis.

The New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any) will be issued in U.S. Dollars and there is no guarantee that Bellatrix will be able to effectively hedge the arising exchange rate risk.

The New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any) will be issued in U.S. Dollars and therefore Bellatrix will be exposed to fluctuations in the exchange rate between U.S. and Canadian dollars. Fluctuations in exchange rates may significantly increase or decrease the amount of debt recorded on the Corporation’s financial statements. There is no guarantee that Bellatrix will be able to effectively hedge against any exchange rate risks associated with the foregoing.

The New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any) will Rank Behind the First Lien Credit Facilities and in the case of the New Third Lien Notes and the Additional New Third Lien Notes (if any) behind the Existing Second Lien Notes and the New Second Lien Notes.

Substantially all of Bellatrix’s owned assets on the issue date of the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any), along with assets thereafter acquired and proceeds therefrom, will be subject to a first-priority lien in favour of the First Lien Lenders. The New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any) will have a second and third ranking lien, respectively, behind the First Lien Credit Facilities, on such collateral, provided that the New Second Lien Notes and the Exchange Notes shall rank behind the New Money Notes pursuant to the terms of the Existing Second Lien Note Purchase Agreement or the Second Lien Notes Indenture, as applicable. In the event that Bellatrix is declared bankrupt, becomes insolvent or is liquidated or reorganized, its obligations in respect of the First Lien Credit Facilities and holders of the New Money Notes will be entitled to be paid in full from the Corporation’s assets pledged as security for such obligations before any payment from such assets or the proceeds thereof may be made with respect to the New Second Lien Notes, the New Third Lien Notes or the Additional New Third Lien Notes (if any). Holders of the Exchange Notes and the New Second Lien Notes would then participate ratably in the remaining assets pledged as collateral in accordance with their priority ranking, following which holders of the New Third Lien Notes and the Additional New Third Lien Notes (if any) would participate ratably in any remaining assets pledged as collateral thereafter. Such rateable participation in assets would be shared with any holders of indebtedness that are deemed to rank equally with either of the holders of the New Second Lien Notes, the New Third Lien Notes or the Additional New Third Lien Notes (if any), as applicable, based upon the respective amount owed to each creditor.

The terms of the First Lien Credit Agreement, the Existing Second Lien Note Purchase Agreement or the Second Lien Notes Indenture, as applicable, and the New Third Lien Notes Indenture may restrict the Corporation’s current and future operations, particularly Bellatrix’s ability to respond to changes or to take certain actions.

The First Lien Credit Agreement, the Existing Second Lien Note Purchase Agreement or Second Lien Notes Indenture (as applicable) and the New Third Lien Notes Indenture will contain a number of restrictive covenants that impose significant operating and financial restrictions on the Corporation and may limit its ability to engage in acts that may be in its long-term best interests, including, among other things, restrictions on the Corporation’s ability to:

•	incur additional indebtedness;

•	pay dividends or make other distributions or repurchase or redeem certain indebtedness;

•	make loans and investments;

•	sell assets;

•	incur certain liens;

•	enter into transactions with affiliates;

•	alter the businesses the Corporation conducts; and

•	consolidate, merge or sell all or substantially all of the Corporation’s assets.

While the Corporation is permitted to incur certain additional indebtedness, there is no guarantee that it will be able to obtain such indebtedness or that the amount of such indebtedness permitted to be incurred thereunder will be sufficient to meet the Corporation’s capital needs.

A breach of the covenants under the First Lien Credit Agreement, the Existing Second Lien Note Purchase Agreement or the Second Lien Notes Indenture (as applicable) or the New Third Lien Notes Indenture could result in an event of default under the applicable indebtedness. Such default may allow creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. If the Corporation is unable to repay the amounts due and payable under the First Lien Credit Agreement, the New Second Lien Notes, the New Third Lien Notes, the Additional New Third Lien Notes (if any) or any other secured indebtedness, the applicable noteholders and/or lenders could proceed against the collateral granted securing such. In the event that the Corporation’s noteholders and/or lenders accelerate the repayment of the outstanding debt, the Corporation cannot provide assurance that it would have sufficient assets to repay such indebtedness. As a result of these restrictions, Bellatrix may be:

•	limited in how it conducts its business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect the Corporation’s ability to grow in accordance with its plans.

Bellatrix may not be able to obtain ratings of the New Second Lien Notes, New Third Lien Notes and Additional New Third Lien Notes (if any) and a lowering or withdrawal of any ratings assigned to the New Second Lien Notes, New Third Lien Notes or Additional New Third Lien Notes (if any) may affect the market value of the New Second Lien Notes, New Third Lien Notes and Additional New Third Lien Notes (if any).

The Corporation will use commercially reasonable efforts in order to obtain ratings of the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any) from two credit rating agencies, however, the Corporation is unsure that credit rating agencies will provide the New Second Lien Notes, the New Third Lien Notes or the Additional New Third Lien Notes (if any) with any such rating. In the event that the Corporation is able to obtain ratings of the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any), there can be no assurance that any such rating will not be revised or withdrawn entirely by a rating agency in the future if, in the judgement of any such rating agency, circumstances warrant. Any real or anticipated changes in any such credit rating of the New Second Lien Notes, the New Third Lien Notes or the Additional New Third Lien Notes (if any) will generally affect the market value of the New Second Lien Notes, the New Third Lien Notes or the Additional New Third Lien Notes (if any), as applicable.

Holders of the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any) may not be able to determine when a change of control giving rise to their right to have the New Second Lien Notes, the New Third Lien Notes and the Additional New Third Lien Notes (if any) repurchased has occurred following a sale of “substantially all” of the Corporation’s properties and assets.

The definition of change of control in the Existing Second Lien Note Purchase Agreement and the New Third Lien Notes Indenture includes a phrase relating to the sale of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable Law. Accordingly, the ability of a holder of the New Second Lien Notes, the New Third Lien Notes or the Additional New Third Lien Notes (if any) to require the Corporation to repurchase its notes as a result of a sale of less than all its assets to another person may be uncertain.

Risk Factors Related to the Business and the Common Shares

Certain risk factors relating to the business of the Corporation are contained in the AIF under the headings “Risk” (pages 55 through 76). The AIF is incorporated by reference in this Information Circular and has been publicly filed on the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Voting Parties should review and carefully consider the risk factors set forth in the AIF and consider all other information contained therein and herein and in the Corporation’s other public filings before determining whether to vote in favour of the resolutions brought before the applicable Meeting(s).

By exchanging or converting Debt for Common Shares pursuant to the Recapitalization Transaction, Debtholders will be changing the nature of their investment from debt to equity. Equity carries certain risks that are not applicable to debt. Debtholders are provided a variety of contractual rights and remedies under the Debt Documents. These rights will not be available to Debtholders that become holders of Common Shares (in such capacity) upon the Effective Date. Claims of Shareholders will be subordinated in priority to the claims of creditors in the event of an insolvency, winding up, or other distribution of the assets of Bellatrix.

Sales of a Significant Number of Equity Securities in the Public Markets, or the Perception of Such Sales, and the Holding of a Significant Number of Common Shares by Loomis and Polar, Could Depress the Market Price of the New Common Shares

Sales of a significant number of Common Shares or other equity-related securities in the public markets by Bellatrix or by Bellatrix’s significant Shareholders could depress the trading price of the Common Shares. Additionally, the presence of a large “control block” shareholding by Loomis could create an overhang in the market and adversely affect the trading price of the Common Shares. In addition, with any sale or issuance of equity securities by Bellatrix, investors will suffer dilution of their voting power and Bellatrix may experience dilution in our earnings per share. The Corporation cannot predict the effect that future sales of the Common Shares or other equity-related securities would have on the trading price of the Common Shares. The price of the Common Shares could be affected by possible sales of Common Shares or by hedging or arbitrage trading activity.

Tax Risks

The tax laws of any applicable country, province, state or territory (including Canadian and United States federal income tax laws), and the administrative application and interpretation of such laws, are subject to change. Any change in the tax laws that are applicable to Bellatrix or the interests held by a Voting Party in Bellatrix, or the administrative application or interpretation of such laws, could have an adverse impact on such Voting Party’s interests in Bellatrix.

While Bellatrix is confident in its tax filing positions in connection with the Recapitalization Transaction, it has not sought or obtained from any tax authority advance confirmation of such positions, therefore it is possible that such positions may be successfully challenged by tax authorities, which could result in materially different tax consequences than anticipated. It is possible that the Canadian and/or United States tax authorities could take positions or adopt interpretations regarding the applicable tax consequences to securityholders that differ from those set out in this Information Circular. Securityholders should consult their own tax advisors.

ANNUAL BUSINESS OF THE SHAREHOLDERS’ MEETING

Election of Directors

The Board presently consists of ten members. Mr. Murray L. Cobbe, who has been a director of Bellatrix since 2006, and Mr. Steven J. Pully, who has been a director of Bellatrix since 2015, are not standing for re-election at the Shareholders’ Meeting. At the Shareholders’ Meeting, Shareholders will be asked to pass a resolution to fix the number of directors of the Corporation to be elected at the Shareholders’ Meeting at eight members and to elect eight directors to hold office until the next annual meeting or until their successors are elected or appointed.

Management is soliciting proxies, in the accompanying form of proxy, in favour of an ordinary resolution to fix the number of directors of the Corporation at eight members. In addition, management is soliciting proxies in favour of electing each of the following nine nominees as members of the Board:

Brent A. Eshleman	John H. Cuthbertson	W.C. (Mickey) Dunn
Thomas E. MacInnis	Lynn Kis	Keith E. Macdonald
Keith S. Turnbull	Murray B. Todd

Pursuant to the Plan, the Initial Consenting Noteholders will have the right to designate nominees for the Board that will comprise such proportion of the Board upon implementation of the Recapitalization Transaction as agreed to by the Corporation and the Initial Consenting Noteholders, and the composition and size of the Board on the Effective Date shall be acceptable to the Initial Consenting Noteholders and the Corporation. As a result, the Board composition may change following the Shareholders’ Meeting. See “Description of the Recapitalization Transaction and Certain Related Matters – Arrangement – Treatment of Senior Unsecured Noteholders”.

Majority Voting Policy

The Board has adopted a majority voting policy with respect to the election of directors. A copy of the Majority Voting Policy is attached as Appendix M to this Information Circular.

Advance Notice By-Law

The Corporation’s Advance Notice By-Law, which was approved by the Shareholders at the annual and special meeting of Shareholders held on May 21, 2014, will apply to nominations of directors at the Shareholders’ Meeting. The purpose of the Advance Notice By-Law is to provide Shareholders, the Board and management of the Corporation with a clear framework for director nominations to help ensure orderly business at Shareholder meetings.

Among other things, the Advance Notice By-Law requires that a Shareholder wishing to nominate a candidate for election as a director of the Corporation at an annual meeting of Shareholders must provide notice to the Corporate Secretary of the Corporation not less than 30 and not more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than fifty days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. In the case of a special meeting of Shareholders (which is not also an annual meeting), notice to the Corporation must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Advance Notice By-Law also specifies the information and accompanying documentation that a nominating Shareholder must provide with respect to the nominating Shareholder and the nominee for the notice to be effective. No person nominated by a Shareholder will be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of the Advance Notice By-law. The Board may, in its sole discretion, waive any requirement of the Advance Notice By-law. A copy of the Advance Notice By-Law is available on the Corporation’s SEDAR profile at www.sedar.com.

In connection with the Continuance, Shareholders will be asked to approve the Continuance Resolution which also approves the adoption of the New By-Laws. The New By-Laws contain a number of revisions to the terms and provisions currently provided for in the Advance Notice By-Laws. See “Description of Recapitalization Transaction – Continuance of Bellatrix from Alberta to Canada – Articles of Continuance and New By-Laws” for a description of the principal revisions.

Directors Nominees

The names and provinces or states of residence of all of the persons nominated for election as directors, their age (as at December 31, 2018) and principal occupations for the past five years, the date in which they became directors of the Corporation and the number of Common Shares and DSUs beneficially owned, or controlled or directed, directly or indirectly, by each of them, is set forth below:

Name, Province/State of Residence and Age(1)	Principal Occupation	Director Since	Number of Common Shares and DSUs Beneficially Owned, Controlled or Directed(7)
Brent A. Eshleman, P. Eng. Alberta, Canada Age: 54	President and Chief Executive Officer of Bellatrix since February 15, 2017; Interim President and Chief Executive Officer of Bellatrix since November 25, 2016; Chief Operating Officer of Bellatrix since September 1, 2014.	February 15, 2017	115,086 Common Shares Nil DSUs

John H. Cuthbertson, Q.C.(4)(5) Alberta, Canada Age: 68	Partner, Burnet, Duckworth & Palmer LLP.	August 31, 2000(6)	48,894 Common Shares 99,402 DSUs

W.C. (Mickey) Dunn(4)(5) Alberta, Canada Age: 65	Chairman of Bellatrix and prior to November 1, 2009 of True Energy Inc. (as administrator of True Energy Trust).	August 31, 2000(6)	227,258 Common Shares 99,402 DSUs

Lynn Kis, P. Eng.(3) Alberta, Canada Age: 68	Independent businesswoman; previously Senior Vice President and Manager of Ryder Scott Company, an oil and gas consulting firm, from 2013 to 2015.	August 9, 2017	6,083 Common Shares 66,571 DSUs

Keith E. Macdonald, CPA, CA(2)(4) Alberta, Canada Age: 62	President of Bamako Investment Management Ltd., a private holding and financial consulting company, since July 1994.	April 26, 2007(6)	18,000 Common Shares 99,402 DSUs

Thomas E. MacInnis(2)(5) Alberta, Canada Age: 47	Independent businessman; previously Head of Financial Markets for National Bank Financial, Calgary from 2009 to 2017.	February 6, 2017	45,000 Common Shares 79,560 DSUs

Murray B. Todd, B.Sc., P.Eng.(3) Alberta, Canada Age: 83	Independent businessman; previously President and CEO of Canada Hibernia Holding Corporation from 1996 to 2017.	November 2, 2005(6)	8,084 Common Shares 99,402 DSUs

Name, Province/State of Residence and Age(1)	Principal Occupation	Director Since	Number of Common Shares and DSUs Beneficially Owned, Controlled or Directed(7)
Keith S. Turnbull, B. Sc. CPA, CA(2) Alberta, Canada Age: 69	Business consultant since January 1, 2010; previously, Partner at KPMG LLP.	January 1, 2014	11,891 Common Shares 89,364 DSUs

Notes:

(1)

Pursuant to the Plan, the Initial Consenting Noteholders will have the right to designate nominees for the Board that will comprise such proportion of the Board upon implementation of the Recapitalization Transaction as agreed to by the Corporation and the Initial Consenting Noteholders, and the composition and size of the Board on the Effective Date shall be acceptable to the Initial Consenting Noteholders and the Corporation. As a result, the Board composition may change following the Shareholders’ Meeting.

(2)	Member of our Audit Committee. For Audit Committee information, please see the section entitled “Audit Committee Information’ in the AIF, a copy of which is filed on SEDAR at www.sedar.com.
(3)

Member of our Reserves, Safety and Environment Committee. Murray Cobbe, who is not standing for re- election at the Shareholders’ Meeting, is currently a member of the Reserves, Safety and Environment Committee. Following the Shareholders’ Meeting, the composition of the Reserves, Safety and Environment Committee is expected to be reconstituted to ensure such committee has a minimum of three members.

(4)	Member of our C&G Committee.
(5)	Member of our Special Committee.
(6)

To the extent the date of election or appointment is prior to November 1, 2009, such date reflects the date of first election or appointment as a director of True Energy Inc., the administrator of True Energy Trust, the predecessor to the Corporation.

(7)

The information as to Common Shares and DSUs beneficially owned, or controlled or directed, directly or indirectly, is based upon information furnished to the Corporation by the nominees as of the Record Date. Mr. Eshleman, as President and Chief Executive Officer of the Corporation, is not entitled to receive DSUs under the DSU Plan.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Other than as described below, no proposed director is, or has been:

(a)	within 10 years of the date hereof, a director or chief executive officer or chief financial officer of any company, including the Corporation, that:

(i)

while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted in the company, after the director or executive officer ceased to be a director chief executive officer or chief financial officer of the company, being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer, or

(b)

within 10 years of the date hereof, a director or executive officer of any company, including the Corporation, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

W.C. (Mickey) Dunn was a director of The Cash Store Financial Services Inc. from May 1, 2003 until his resignation on January 2, 2014. On April 14, 2014, Cash Store Financial, The Cash Store Inc., TCS Cash Store Inc., Instaloans Inc., 7252331 Canada Inc., 5515433 Manitoba Inc., 1693926 Alberta Ltd. doing business as “The Title Store” obtained an Initial Order under the CCAA. The applicants sought and were granted the stay of proceedings and other relief provided under the CCAA. On January 4, 2016, 1511419 Ontario Inc., formally known as Cash Store Financial and applicants announced that it had successfully implemented its plan of compromise and arrangement pursuant to the CCAA with an implementation date of December 31, 2015. On November 16, 2016, 1511419 Ontario Inc. was granted a stay extension until November 18, 2018. Following the resignation of W.C. (Mickey) Dunn from the board of directors of Cash Store Financial on January 2, 2014, the company announced that a cease trade order was issued on May 30, 2014 by the Alberta Securities Commission (and subsequently on June 18, 2014 by the Ontario Securities Commission) due to Cash Store Financial failing to file interim financial statements for the six month period ended March 31, 2014.

Keith Macdonald served on the board of directors of Mountainview until March 15, 2017. On May 5, 2016, the Alberta Securities Commission issued a cease trade order against Mountainview for failure to file annual audited financial statements, an annual management discussion and analysis and certification of the annual filing for the fiscal period ended December 31, 2015. As of the date hereof, the order remains in effect. On October 14, 2016, a wholly-owned entity of Mountainview, Mountainview Divide LLC which owned key assets in North Dakota, filed a voluntary petition under chapter 11 of the United States Bankruptcy Code. A plan of reorganization was filed on September 22, 2017 and amended on October 16, 2017 to sell the company’s oil and gas assets (and related abandonment/environmental obligations) in a settlement of outstanding liabilities.

No proposed director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Director Share Ownership Guidelines

Bellatrix implemented share ownership guidelines for non-management directors with a view to aligning the long- term interests of Bellatrix’s non-management directors with those of Shareholders.

Pursuant to the non-management director share ownership guidelines, non-management directors are required to hold Common Shares and/or DSUs with a combined value of not less than six times the annual fixed retainer paid to such directors and such directors are expected to achieve this level within three years of their election or appointment to the Board. If a director’s annual retainer increases and as a result the director no longer meets the requirements of the share ownership guidelines, the director will have until March 15 of the following year to achieve the required ownership level.

Common Shares and/or DSUs are valued at the greater of the grant date fair value (or purchase price, as applicable) or market value of such Common Shares or DSUs. If any director previously satisfied the share ownership guidelines but as a result of a drop in the market value of the Common Shares ceased to satisfy the share ownership guidelines and the director’s aggregate ownership of Common Shares or DSUs has not decreased, the director will have until March 15 of the following year to re-achieve the required ownership levels. The following table sets out the applicable equity ownership guideline and equity ownership for each non-management director nominee.

	Equity Ownership Guideline			Equity Ownership
Name	Multipl e of Retainer	Amount of Retainer ($)	Total Value of Equity Ownership Required ($)	Common Shares(1) (#)	DSUs (#)	Value of Equity Ownership(2) ($)	Meets Share Ownership Requirement
John H. Cuthbertson	6x	54,000	324,000	48,894	99,402	1,700,737	Yes
W.C. (Mickey) Dunn	6x	135,000	810,000	227,258	99,402	2,405,664	Yes
Lynn Kis(3)	6x	54,000	324,000	6,083	66,571	156,751	N/A
Keith E. Macdonald	6x	54,000	324,000	18,000	99,402	919,677	Yes
Thomas MacInnis	6x	54,000	324,000	45,000	79,560	762,700	Yes
Murray B. Todd	6x	54,000	324,000	8,084	99,402	1,043,151	Yes
Keith S. Turnbull	6x	54,000	324,000	11,891	89,364	641,022	Yes

Notes:

(1)

Share ownership is determined as at March 15, 2019. For the purposes of determining Common Share ownership of a particular director, Common Shares owned directly by such director, such director’s spouse or children or through any holding company wholly owned and controlled by such director are treated as Common Shares owned by such director.

(2)

The “Value of Equity Ownership” amount of the Common Shares and DSUs held by each director is based on the greater of: (i) grant date fair value or purchase price, as applicable, and (ii) the closing price of the Common Shares on the TSX on March 15, 2019 being $0.54 per Common Share.

(3)	Ms. Kis was appointed to the Board on August 9, 2017 and has until August 9, 2020 to meet the share ownership requirements.

Appointment of Auditors

Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of KPMG LLP, Chartered Professional Accountants, as the auditors of the Corporation, to hold office until the next annual meeting of the Shareholders and to authorize the directors to fix their remuneration as such. KPMG LLP has been the Corporation’s auditors since formation.

Approval of Unallocated Awards Pursuant to the Award Plan

The Corporation’s Award Plan is described under “Statement of Executive Compensation – Summary Compensation Table – Award Plan” and is an integral component of compensation arrangements for the Corporation’s officers, employees, consultants and other service providers of the Corporation. Non-management directors are not eligible to participate in the Award Plan. The principal purposes of the Award Plan are to: (i) retain and attract qualifying Eligible Participants; (ii) promote a proprietary interest in the Corporation by such Eligible Participants; (iii) encourage such persons to remain in the employ or service of Bellatrix and its subsidiaries and put forth maximum effort for the success of the business of Bellatrix and its subsidiaries; and (iv) focus management of Bellatrix and its subsidiaries on operating and financial performance and long-term total shareholder value.

The Award Plan currently provides for the settlement of any Award by any of the following methods or a by a combination of such methods: (i) payment in cash; (ii) payment by Common Shares purchased by the Corporation through the facilities of the TSX; or (iii) payment by the issuance of Common Shares from the treasury of the Corporation.

The Award Plan is a “rolling plan” whereby the Corporation is entitled to issue Awards in respect of a maximum number of Common Shares which shall not exceed the lesser of: (i) 5% of the aggregate number of issued and outstanding Common Shares; and (ii) 10% of the aggregate number of issued and outstanding Common Shares less the aggregate number of Common Shares reserved for issuance under outstanding awards, rights or options under any other security based compensation arrangements of the Corporation, including Options granted under the Option Plan. Following the settlement, expiration, cancellation or other termination of any Award under the Award Plan, a number of Common Shares underlying the Awards so settled, expired, cancelled or terminated shall automatically become available for issuance in respect of any Award that may subsequently be granted under the Award Plan. Pursuant to the rules of the TSX, every three years all Common Shares issuable pursuant to unallocated Awards under the Award Plan must be approved by a majority of the Corporation’s directors and the Shareholders.

Based on 80,909,225 issued and outstanding Common Shares at April 15, 2019, the number of Awards that may be issued under the Award Plan is currently limited to 4,045,461 of which 1,135,409 Restricted Awards and 739,546 Performance Awards are outstanding, leaving 2,170,506 unallocated Common Shares available for future Award grants (assuming in all cases a maximum 2.0x multiplier is applied to all Performance Awards resulting in the issuance of 1,479,092 Common Shares upon vesting of the outstanding 739,546 Performance Awards). At the Shareholders’ Meeting, Shareholders will be asked to consider and if deemed advisable, to pass an ordinary resolution (the “Unallocated Award Resolution”), with or without variation, relating to the approval of Common Shares issuable pursuant to unallocated Awards under the Awards Plan, a copy of which is attached as Appendix “C” to the management information circular and proxy statement dated April 4, 2016 for the annual and special meeting of Shareholders held on May 18, 2016, which was filed on SEDAR at www.sedar.com on April 12, 2016 and is also available on EDGAR at www.sec.gov.

The directors unanimously approved all Common Shares issuable pursuant to unallocated Awards under the Award Plan on April 15, 2019. The Unallocated Award Resolution must also be approved by an ordinary resolution of the Shareholders, being a simple majority of votes cast by the Shareholders who vote in person or by proxy at the Shareholders’ Meeting in favour of the Unallocated Award Resolution. If at the Shareholders’ Meeting, the Shareholders do not approve the Unallocated Award Resolution, all currently outstanding Awards will be unaffected; however, the Corporation will not be entitled to settle any future Award grants through the issuance of Common Shares through treasury. In the absence of approval by the Shareholders at the Shareholders’ Meeting, the Corporation will be forced to settle Awards granted in the future under our Award Plan either in cash or by purchasing Common Shares on the TSX. In either event, if Bellatrix is required to settle such Awards in this fashion, its cash flow would be negatively impacted and unavailable for value-creating activities such as funding its ongoing capital expenditure program or for reducing debt.

Unless otherwise directed, the persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the Unallocated Award Resolution.

Shareholder Advisory Vote on Executive Compensation

The Board believes that Shareholders should have the opportunity to receive information to assist them in understanding the objectives, philosophy and principles used in its approach to executive compensation and to provide feedback to the Board on such matters. As such, the Board determined to include a shareholder advisory vote (the “Say on Pay Vote”) on executive compensation at the Shareholders’ Meeting. The Say on Pay Vote is a non-binding advisory vote on the Board’s approach to executive compensation. The purpose of the Say on Pay Vote is to provide Board accountability to the Shareholders for the Boards compensation decisions by giving Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves.

Shareholders will be asked at the Shareholders’ Meeting to vote, on an advisory basis, on the acceptance of Bellatrix’s approach to executive compensation as set forth in the “Statement of Executive Compensation” section of this Information Circular. Shareholders are encouraged to carefully review the information set forth in that section before voting on this matter. The “Statement of Executive Compensation” section discusses our compensation philosophy, the objectives of the different elements of our compensation programs and the way the Board assesses performance and makes decisions. It explains how our compensation programs are centered on a pay-for- performance culture and are aligned with the long-term development strategy of our business in the interest of our Shareholders.

As this is an advisory vote, the results will not be binding upon the Board, however, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions. The Corporation will disclose the results of the shareholder advisory vote as a part of its report on voting results for the Shareholders’ Meeting.

In the event that the advisory resolution is not approved by a majority of the votes cast at the Shareholders’ Meeting, the Board will consult with its Shareholders (particularly those who are known to have voted against it) to understand their concerns and will review the Board’s approach to compensation in the context of those concerns.

Results from the Board’s review, if necessary, will be discussed in the Corporation’s management information circular for the annual meeting of Shareholders to be held in 2020. Shareholders may contact the Corporate Secretary of the Corporation by mail at the Corporation’s head and registered office at Suite 1920, 800-5th Avenue SW, Calgary, Alberta, T2P 3T6, if they wish to share their view on executive compensation with the Board.

At the Shareholders’ Meeting, Shareholders will be asked to approve the ordinary resolution approving the Corporation’s approach to executive compensation (the “Say on Pay Resolution”), of which is set forth in Appendix C to this Information Circular.

Unless otherwise directed, the persons named in the enclosed form of proxy, if named as proxy, intend to vote for approval of the Say on Pay Resolution.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Governance

C&G Committee Mandate

The Board has adopted a mandate for the C&G Committee of the Board which provides that it is the C&G Committee’s responsibility to formulate and make recommendations to the Board in respect of compensation issues relating to directors, officers and employees of the Corporation and its subsidiaries, as applicable. In May 2018, the compensation committee and governance committee were reconstituted as the C&G Committee. References in this “Statement of Executive Compensation” to the C&G Committee shall, in certain circumstances, be a reference to the compensation committee prior to the establishment of the C&G Committee. Without limiting the generality of the foregoing, the C&G Committee has the following duties:

1.

reviewing the Corporation’s compensation philosophy and practices, including the risks associated therewith, with a view to optimizing the Corporation’s ability to recruit, retain, and motivate the employees necessary to execute the Corporation’s business strategy;

2.

reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives and determine and approve the CEO’s compensation level based on this evaluation;

3.	reviewing and approving the annual base salaries and annual incentive opportunities of the executive officers of the Corporation;

4.

to periodically and as and when appropriate, reviewing and approving the following as they affect the executive officers of the Corporation: (i) all other incentive awards and opportunities, including both cash-based and equity-based awards and opportunities; (ii) any employment agreements and severance arrangements; (iii) any change in control agreements and severance protection plans and change in control provisions affecting any elements of compensation and benefits; and (iv) any special or supplemental compensation and benefits for such executive officers;

5.

administering the Corporation’s annual incentive plan, including determining the relevant performance measures and targets thereunder, and evaluate performance based on those measures and targets for purposes of recommending to the Board bonuses to be paid to executive officers thereunder;

6.

administering the Option Plan, Award Plan, DSU Plan and other equity incentive plans approved by the Board (and shareholders, as applicable) in accordance with their terms, including recommending to the Board (and if delegated authority thereunder, approve) the grant of equity compensation thereunder;

7.

reviewing and discussing the Compensation Discussion and Analysis (the “CD&A”) required to be included in any information circular with management, and, based on such review and discussion, determine whether or not to recommend to the Board that the CD&A be so included;

8.

overseeing the Corporation’s compliance with applicable securities laws regarding shareholder approval of certain executive compensation matters, including advisory votes on executive compensation and the frequency of such votes, and the requirement under applicable stock exchange rules that, with limited exceptions, shareholders approve equity compensation plans;

9.	determining the qualifications, qualities, skills and other expertise required to be a director of the Corporation, and develop criteria to be considered in selecting nominees for director;

10.	actively identifying and screening individuals qualified to become directors for recommendation to the Board, consistent with criteria identified by the Board;

11.	seeking to complete customary vetting procedures and background checks with respect to individuals suggested for potential Board membership by shareholders of the Corporation or other sources;

12.	developing and overseeing an orientation program for new directors and a continuing education program for current directors, and periodically review these programs and update them as necessary;

13.	reviewing and making recommendations to the Board with respect to the compensation and benefits of directors, including under any incentive compensation plans and equity-based compensation plans;

14.	developing a process for an annual assessment of effectiveness of the Board, its committees, and the contribution of individual directors, and oversee the conduct of this annual assessment;

15.

annually, or more frequently as it deems appropriate, reviewing and reassessing the Corporation’s corporate governance practices, including a review of the Board’s committee structure, and annually recommend to the Board a statement of corporate governance practices to be included in the Corporation’s annual report or information circular as required by the TSX and any other regulatory authority;

16.

annually reviewing the mandates of the Board and its committees, including the mandate of this committee, and recommend to the Board such amendments to those mandates as the committee believes are necessary or desirable;

17.

monitoring compliance with the Corporation’s code of business conduct and ethics (the “Code of Business Conduct”), investigate any alleged breach or violation of the Code of Business Conduct, enforce the provisions of the Code of Business Conduct, and review the Code of Business Conduct periodically and recommend any changes to the Board; and

18.	annually, or more frequently as it deems appropriate, reviewing the succession planning for the Board and the Corporation’s executive officers.

The C&G Committee will be comprised of three (3) or more directors, each of whom shall qualify as independent for purposes of NI-58-101.

Composition of the C&G Committee

The C&G Committee is currently comprised of Keith E. Macdonald (Chair), W.C. (Mickey) Dunn, John H. Cuthbertson and Murray Cobbe, all of whom are independent directors. As described under the heading “Annual Business of the Shareholders’ Meeting - Election of Directors”, Mr. Cobbe is not standing for re-election at the Shareholders’ Meeting. Each of Messrs. Macdonald, Dunn and Cuthbertson have held senior executive management or leadership positions in various entities and in such roles have been involved in human resources and compensation issues. Messrs. Macdonald, Dunn and Cuthbertson have gained substantial experience and a thorough understanding of compensation, benefit pension programs and related issues as a result of their senior executive management or leadership experience. This includes a specific understanding of executive compensation programs including base pay, equity and other incentives programs. In addition, each of Messrs. Macdonald, Dunn and Cuthbertson have acted and continue to act as directors of public and/or private companies and have therefore been involved in compensation issues for such companies. The skills and experience possessed by members of the C&G Committee acquired as a result of their lengthy and extensive business careers and experience as described above will assist and enable them to make decisions on the suitability of the Corporation’s compensation policies and practice.

Compensation Consultant or Advisor

The C&G Committee periodically retains Lane Caputo, an independent executive compensation consulting firm, to assist the C&G Committee in reviewing executive officer and director compensation and make recommendations to the Board with respect to executive officer and director compensation matters and certain other matters such as implementing share ownership guidelines for director and executive officers.

The following sets forth the fees billed by Lane Caputo in each of the last two completed financial years:

	2017	2018
Executive compensation-related	$35,700	$32,095
fees(1)
All other fees(2)	nil	nil

Notes:

(1)	Executive compensation-related fees are fees for services related to determining compensation for any of the Corporation’s directors and executive officers.
(2)	Fees billed for all services other than executive compensation-related fees.

Risk and Executive Compensation

The Corporation has designed its compensation programs to provide an appropriate balance of risk and reward in relation to its overall business strategy. The Corporation is of the view that its compensation programs do not incent its executives to take undue risks because executives receive a mix of compensation elements with a significant portion of compensation in the form of long-term equity-based awards. Additionally, the Corporation has risk mitigation practices that include designing balanced incentive plans that are not focused on a single financial measure, a clawback policy for both short-term and long-term variable compensation, share ownership requirements for the executive officers and trading restrictions.

Incentive Plan Design

The ability of the C&G Committee to consider factors such as personal contributions to corporate performance and non-financial, non-production or non-reserves based elements of corporate performance allows the C&G Committee to consider whether executive officers have attempted to bolster short-term results at the expense of the long term success of the Corporation in determining executive compensation. In addition, as the compensation program consists of fixed (base salary) and variable (annual cash bonuses and long term incentive plan grants), the incentive for short-term risk taking is balanced with the incentive to focus on generating long-term sustainable value for Shareholders. Options and Awards which make up a significant portion of an executive officer’s total compensation, generally vest over a period of time (one to three years), which acts to further mitigate against the potential and inappropriate short-term risk taking. There are no compensation policies and practices that are structured significantly different for any Named Executive Officers. The C&G Committee and the Board will continue to monitor compensation risk assessment practices on an ongoing basis to ensure that the Corporation’s compensation program is appropriately structured.

Clawback Policy

The Corporation has a clawback policy on all forms of incentive compensation, including, without limitation, bonuses, Option grants under the Option Plan and Awards under the Award Plan, that may be awarded to executive officers including the Named Executive Officers when (i) an executive engages in conduct that results in the need for the correction or restatement of financial results, (ii) the executive receives an award calculated on the achievement of those financial results, and (iii) the award received would have been lower had the financial results been properly reported. The policy requires that when the clawback is triggered, the executive must repay the amount of incentive compensation that is in excess of the incentive compensation the executive would have received if the incentive compensation had been computed in accordance with the results as restated, calculated on an after tax basis.

Share Ownership and Retention Requirements

Executive officers are required to maintain a significant equity investment in the Corporation to align their interests with those of the Shareholders, and mitigate against the likelihood of undue risk taking. The share ownership guidelines establish minimum share ownership levels for executives based on a multiple of their salary and executive level. In addition, the share ownership guidelines include retention guidelines which provide that until such time as the applicable share ownership guideline is achieved, the executive officer is encouraged to retain an amount equal to 50% of the net Common Shares obtained through the Corporation’s equity compensation plans, including the Option Plan and the Award Plan. “Net Common Shares” are those shares that remain after shares are sold or netted to pay the exercise price of Options (if applicable) and/or applicable taxes. See “Statement of Executive Compensation – Compensation Governance - Executive Officer Share Ownership and Retention Guidelines”.

Trading Policy

The Corporation’s Disclosure, Confidentiality and Trading Policy provides that directors, officers and employees of Bellatrix are prohibited from engaging in the following transactions in the Corporation’s securities: (i) selling the Corporation’s securities short; (ii) buying or selling puts or calls or other derivative securities on the Corporation’s securities; and (iii) entering into hedging or monetization transactions or similar arrangements using securities of the Corporation to hedge other securities of the Corporation.

Compensation Disclosure and Analysis

The C&G Committee, among its other responsibilities, makes specific recommendations to the Board in respect of the compensation of the employees and executive officers (other than the CEO) and determines the CEO’s compensation. In formulating recommendations to the Board with respect to compensation of the employees and the executive officers of the Corporation (other than the CEO), the C&G Committee consults with, and reviews recommendations of, the CEO.

In making recommendations to the C&G Committee, the CEO will make a general recommendation for compensation of all non-executive employees of the Corporation as to salary levels, bonuses to be awarded, Options to be granted pursuant to the Option Plan, Restricted Awards and Performance Awards to be granted pursuant to the Award Plan and certain other elements of compensation to be awarded to non-executive employees. In making recommendations with respect to the compensation of executive officers of the Corporation (other than the CEO), the CEO will make specific recommendations with respect to each element of compensation to be awarded to each individual executive officer. Such recommendations are based on the CEO’s review and analysis of a variety of information including compensation data of comparable issuers, corporate performance of the Corporation, personal performance of individual executive officers and any other relevant information. Upon receiving recommendations from the CEO as well as the CEO’s analysis of information used to make such recommendations, the C&G Committee reviews the information provided, consults with Lane Caputo, and either accepts or makes amendments to the CEO’s proposals. The C&G Committee then makes a recommendation to the Board as a whole for approval. The Board reviews all recommendations of the C&G Committee with respect to executive officers (other than the CEO) relating to compensation matters before final approval. The C&G Committee determines the compensation to be awarded to the CEO based upon a review of similar information without the input of the CEO.

The Corporation is committed to paying for performance and recognizes the importance of attracting and retaining highly skilled and talented employees throughout the organization. The C&G Committee and the Board recognize that the Corporation’s success depends on its ability to attract, retain and motivate superior performing employees at all levels, which can only occur if the Corporation has an appropriately structured and executed compensation program. The Corporation’s compensation plan for all of its employees, including its executive officers, continues to be comprised of the following elements:

• base salary

• long term incentive compensation	– Options under the Option Plan
– Awards under the Award Plan

• short term incentive compensation	– Bonus Plan

• other benefits	– health care and wellness spending accounts and other benefits

Salaries and bonuses are intended to provide current compensation and short-term incentive for employees and executive officers to meet the Corporation’s goals, as well as to remain competitive with the members of the Compensation Peer Group. Options and Awards are granted as a long-term incentive to encourage commitment to the Corporation and to provide incentive for employees and management to meet the Corporation’s goals. The C&G Committee believes that the elements of compensation which are based on performance, including bonuses and the grant of Options and Awards should represent a significant portion of each executive officer’s compensation in order to align compensation with corporate performance and therefore Shareholders’ interests.

While each element of compensation is determined based on its own criteria, upon determining the recommendations to be made with respect to each element of compensation, the C&G Committee looks at all the elements of compensation to be awarded to individual executive officers and ensures that the total compensation of such individual executive officer is not out of line with the compensation to be awarded to other executive officers and the intended objectives of the Corporation’s compensation policies.

In addition, due to the need to compete for skilled executive officers and staff with other oil and gas companies that offer a wide variety of different incentives, benefits and perquisites, including flex days, greater vacation entitlements and incentive programs, management, the C&G Committee and the Board determined that it was necessary for the Corporation to provide some additional benefits to help differentiate itself from its competitors. As a result, the Corporation has established some alternative benefits plans, including the health care and wellness spending accounts (the “Health Care and Wellness Spending Accounts”) for each employee, including the executive officers, of the Corporation and certain other perquisites as described herein.

When determining executive compensation, including the assessment of the competitiveness of the Corporation’s executive compensation practices, the CEO and the C&G Committee utilize compensation survey information provided by Mercer, an independent human resource consulting firm, in addition to other compensation information obtained by the CEO and the C&G Committee from public disclosure documents of comparable issuers. Information provided by Mercer is based on its annual survey of compensation practices within the Canadian oil and gas industry, which reflects the prior fiscal year’s compensation determinations. Each year since 2015, the C&G Committee has received the advice of Lane Caputo in relation to the appropriateness and competitiveness of the compensation awarded to the executive officers and the non-executive employees. In addition, the C&G Committee reviews the Corporation’s performance relative to performance information available in the public domain with respect to companies in the Compensation Peer Group. In selecting a benchmarking group for performance comparison purposes, the CEO and the C&G Committee consider the entities with which the Corporation competes for talent and, from that group, selects benchmarking group members based on a comparison of broad corporate measures such as annual production, annual revenue and number of employees. For 2018, the entities included in the Corporation’s benchmarking group are: Advantage Oil & Gas Ltd., Baytex Energy Corp., Birchcliff Energy Ltd., Bonavista Energy Corporation, Bonterra Energy Corp., Cardinal Energy Ltd., Crew Energy Inc., Kelt Exploration Ltd., NuVista Energy Ltd., Obsidian Energy Ltd., Painted Pony Petroleum Ltd., Cona Resources Ltd., Pengrowth Energy Corp., Pine Cliff Energy Ltd., Raging River Exploration Inc., Spartan Energy Corp., Storm Resources Ltd., Surge Energy Inc., Tamarack Valley Energy Ltd. and TORC Oil & Gas Ltd. (collectively, the “Compensation Peer Group”).

Base salaries for our executive officers, including the CEO, are intended to be competitive with salaries paid to executive officers by the companies in the Compensation Peer Group. Total compensation of executive officers is intended to be competitive with companies in the Compensation Peer Group provided that such executive officers meet or exceed performance expectations for their roles and the Corporation meets corporate performance targets.

The C&G Committee and the Board in consultation with management and upon receiving the advice of compensation consultants, when determined necessary, will continue to evaluate the various elements of the Corporation’s compensation program to ensure that executive compensation effectively aligns with the performance of the Corporation and the interests of Shareholders.

Each element of the Corporation’s executive compensation program is described in more detail below.

Base Salaries

Base salaries for executive officers, including the CEO, for the year ended December 31, 2018 were frozen at 2017 levels, but the C&G Committee believes that these rates remain competitive with those paid by the Compensation Peer Group. In assessing comparability, the Corporation relied upon salary and other remuneration data provided by Mercer as well as other compensation information obtained from public disclosure documents of comparable issuers and the advice and guidance of Lane Caputo. Consideration was given to the time period evaluated in industry surveys and public data and to the business climate applicable at the time with respect to industry demand for experienced personnel.

In setting base compensation levels of individual executive officers, consideration is given to objective factors such as level of responsibility, experience and expertise. The performance and salary of each Named Executive Officer is reviewed on an annual basis.

Option Plan

Options are granted under our Option Plan to officers, employees and other service providers generally upon commencement of service based on the level of responsibility with Bellatrix. The Corporation’s current policy is that additional grants are generally made on an annual basis. The purpose of the Option Plan is to provide an effective long-term incentive for the eligible service providers to the Corporation and to align the interests of these service providers to those of the Corporation and its securityholders. In determining the number of Options to be granted to each individual executive officer, the CEO and the C&G Committee assess the number of Options required to remain competitive with similar positions for companies in the Compensation Peer Group and such number may be adjusted based on corporate performance as well as a subjective determination of such executive officer’s personal performance and individual contributions made to the Corporation. The Board has delegated the authority to grant Options to new hires of non-executive employees, consultants and other service providers to the CEO and any one member of the C&G Committee, provided that any such grant to any one individual shall be limited to a grant date value of $100,000. For additional details on the Option Plan see “Summary Compensation Table – Option Plan’.

Award Plan

The Award Plan was implemented to align the compensation of management and employees of the Corporation with the success of the Corporation and the creation of shareholder value over the longer-term which should be recognized in the trading price of the Common Shares.

In the case of Performance Awards, vesting is based not only on time, but the number of notional Common Shares underlying the Performance Awards gets adjusted based on the “payout multiplier” and therefore is dependent on the satisfaction of the performance criteria, based on the following measures and weightings:

• Total Shareholder return	40% weighting

• Finding, development and acquisition costs	15% weighting

• Recycle ratio	15% weighting

• Production per share growth	15% weighting

• Development and execution of strategic plan	15% weighting

The numerical measures are measured relative to the performance of other companies in the Compensation Peer Group as the members of such peer group are adjusted from time to time. Although the C&G Committee and Board expect to use the above referenced performance measures for determining the payout multiplier for the near future, such measures may be changed if the C&G Committee and Board determine such a change is appropriate. Performance Awards granted in 2018 also included a maximum payout multiplier of two times such that the number of notional Common Shares underlying each Performance Award cannot exceed two Common Shares for each Performance Award.

The Award Plan currently provides for the settlement of any Award by any of the following methods or by a combination of such methods: (i) payment in cash; (ii) payment by Common Shares purchased by the Corporation through the facilities of the TSX; or (iii) payment by the issuance of Common Shares from the treasury of the Corporation.

In 2018, the Corporation granted both Performance Awards and Restricted Awards to executive officers and certain other upper management employees and all other employees received Restricted Awards. The more senior the position of the employee receiving the grant of Awards, the more heavily the weighting towards Performance Awards. The number of total Awards granted to each executive officer or employee of the Corporation was based on a number of factors including the practices of other members of the Compensation Peer Group, total compensation of such executive officers and employees, the mix of long-term compensation (such as Options and Awards) and other forms of compensation previously received by such executive officers and employees and the potential costs to the Corporation. The C&G Committee and the Board intends to grant Awards under the Award Plan on an annual basis. For additional details on the Award Plan see “Summary Compensation Table – Award Plan”.

Bonus Plan

The Corporation has an annual incentive plan providing for the payment of annual cash bonuses (the “Bonus Plan”) to officers and employees of the Corporation. The Corporation’s objectives for the Bonus Plan are to provide an annual incentive plan framework that is performance-driven and focused on objectives that are critical to the Corporation’s success, to offer competitive cash compensation opportunities to all Bellatrix employees, and to incentivize and reward outstanding achievement. Broadly speaking, the intention of the Bonus Plan is to provide incentive awards largely determined on the basis of the Corporation’s results on financial and operating performance measures, as well as departmental objectives and individual performance goals that vary between participants and groups. For certain of the measures the Corporation’s performance may be measured relative to the Compensation Peer Group. For the 2018 fiscal year, each of the Named Executive Officers participated in the Bonus Plan. Each of Messrs. Eshleman, Lof, Kraus, Ulmer, and Stephen were eligible to receive a target bonus under the Bonus Plan based on a percentage of their base salary. The amount of each 2018 target bonus award for each Named Executive Officer under the Bonus Plan was 100% for the CEO, 80% for the COO and each of the executive vice presidents and 50% for all other vice presidents; however, if certain corporate thresholds are not achieved, it is possible for the Named Executive Officers to not receive any bonus.

For 2018, the C&G Committee determined that the performance measures applicable to the bonus awards for the Corporation’s executive officers, including the Named Executive Officers, would be focused on six categories of strategic corporate objectives, as follows:

•	Balance sheet management

•	Cost reductions

•	Improve cash flow and reduce sustaining capital requirements

•	Health, safety & environmental performance

•	Production and capital expenditure guidance

•	Commissioning of phase 2 of the Alder Flats Gas Plant

Throughout 2018 and at its meeting in March 2019, the C&G Committee reviewed the Corporation’s performance relative to these strategic corporate objectives. With respect to balance sheet management, the C&G Committee noted management’s success in reducing outstanding debt through multiple debt for equity exchanges, securing additional liquidity and extending the maturity on a third of the Corporation’s outstanding Senior Unsecured Notes. With respect to cost reductions, the C&G Committee noted management’s success at managing the Corporation’s take-or-pay commitments, reducing operating expenses and reducing general and administrative expenses. With respect to cash flow and sustaining capital requirements, the C&G Committee noted management’s successful commodity price market diversification initiatives and the Corporations’ acquisition of joint venture partner interests in exchange for Common Shares. With respect to health, safety and environmental initiatives, the C&G Committee noted management’s continual focus on safe operations and environmental stewardship, including the Corporation’s liability management rating relative to peers, the Corporation’s low total recordable injury frequency relative to peers, and the Corporation’s low rate of workers’ compensation board claims. With respect to production and capital expenditures, the C&G Committee noted management’s ability to maintain production, including raising production guidance, while managing a modest capital budget, and management’s ability to raise corporate guidance several times throughout the year. Finally, the C&G Committee noted management’s successful commissioning of phase 2 of the Alder Flats Gas Plant safely, on time, and under budget.

In addition to the foregoing, current industry conditions, the Corporation’s available cash flows, outlooks for 2019 and reduced shareholder returns were all factors which were also considered in reviewing compensation. Based on the foregoing, the C&G Committee recommended to the Board and the Board approved cash bonuses for the Named Executive Officers that approximated 68% of target and consistent with 2017 levels.

Other Executive Benefits

In addition to salary, Options, Awards and bonuses, the executive officers are entitled to certain other benefits that are not available to other employees of the Corporation. A description of the executive benefits is set out below.

Health Care and Wellness Spending Account

In 2018, executive officers were eligible to claim health, medical, dental and wellness expenses up to a maximum of $20,000 per annum pursuant to the Health Care and Wellness Spending Accounts established for each executive officer. The Health Care and Wellness Spending Accounts may be used to claim health, medical and dental related costs incurred by executive officers and their dependents which are not taxable as income for the executive officers provided that these non-taxable expenses must meet the CRA’s tax deduction guidelines for eligible expenses. Other health or wellness expenses that do not meet the CRA’s guidelines for eligible expenses can also be claimed but such expenses are taxable as income for the executive officers. Although all employees of the Corporation receive a Health Care and Wellness Spending Account, the amounts of such accounts are greater for executive officers.

Other Executive Benefits

The Corporation pays up to $7,500 in executive club membership fees for executive officers (not taxable), provides paid parking (taxable benefit) of approximately $4,788 per year and pays $1,495 for an annual private medical examination for each executive officer. Additional details about perquisites and benefits received by the executive officers can be found in the “Summary Compensation Table” set out below and in the notes thereto.

Executive Officer Share Ownership and Retention Guidelines

Similar to the non-management director guidelines, Bellatrix has share ownership guidelines for executive officers with a view to aligning the long-term interests of Bellatrix’s executive officers with those of Shareholders.

Pursuant to the executive officer share ownership guidelines, executive officers are required to hold Common Shares and/or Restricted Awards with a combined value of not less than (i) three times the annual base salary for the CEO; (ii) two times the annual base salary for each of the executive vice-presidents (including the COO); and (iii) one times the annual base salary for each of the vice-presidents, and such officers are expected to achieve this level within five years of their appointment or promotion, as applicable. If an executive officer’s annual base salary increases and as a result the executive officer no longer meets the requirements of the share ownership guidelines, the officer will have, until March 15 of the following year to achieve the required ownership level. The value of Common Shares and Restricted Awards are valued as at March 15 of each year at the greater of the cost or market value of such Common Shares and Restricted Awards. Performance Awards are not included for the purposes of the share ownership guidelines due to the variable nature of the number of notional Common Shares underlying such Performance Awards. If an executive officer previously satisfied the share ownership guidelines but as a result of a drop in the market value of the Common Shares ceased to satisfy the share ownership guidelines and the executive officer’s aggregate ownership of Common Shares and Restricted Awards has not decreased, the executive officer will have until March 15 of the following year to re-achieve the required ownership levels.

In addition to the foregoing share ownership guidelines, the share ownership guidelines include a retention requirement for Common Shares obtained through the Corporation’s equity compensation plans, including the Option Plan and the Award Plan. Specifically, the retention guideline provides that until the applicable share ownership guideline is achieved, the executive officer is encouraged to retain an amount equal to 50% of the net Common Shares obtained through the Corporation’s equity compensation plans. “Net Common Shares” are those Common Shares that remain after Common Shares are sold or netted to pay the exercise price of stock options (if applicable) and/or applicable taxes.

The following table shows the equity ownership guideline and equity ownership for each Named Executive Officer based on their salaries at March 15, 2019:

Name	Equity Ownership Guideline			Equity Ownership			Meets Share Ownership Requirement
	Multiple of Salary	Amount of Salary ($)	Total Value of Equity Ownership Required ($)	Common Shares(5) (#)	Restricted Awards (#)	Value of Equity Ownership(6) ($)
Brent A. Eshleman(1)	3x	400,000	1,200,000	115,086	29,412	1,022,221	N/A
Maxwell A. Lof(2)	2x	325,000	650,000	28,021	17,834	97,909	N/A
Charles R. Kraus(3)	2x	325,000	650,000	22,293	18,815	113,726	N/A
Garrett K. Ulmer(4)	2x	325,000	650,000	105,014	18,692	411,063	N/A
Mark Stephen	1x	290,000	290,000	63,667	12,399	394,757	Yes

Notes:

(1)

Mr. Eshleman, formerly the Executive Vice President and COO, was appointed President and CEO on February 15, 2017; at that time, his salary was set at $400,000 and his share ownership requirement was increased from two times his base salary to three times his base salary. In accordance with the terms of the policy set out above, Mr. Eshleman has until February 15, 2022 to achieve the higher ownership level.

(2)

On June 19, 2017, Mr. Lof was appointed as Executive Vice-President, Finance and CFO. At that time, his salary was set at $325,000 and his share ownership requirement was set at two times his base salary. In accordance with the terms of the policy set out above, Mr. Lof has until June 19, 2022 to achieve the higher ownership level.

(3)

On March 15, 2017, Mr. Kraus was appointed as Executive Vice-President, General Counsel and Corporate Secretary and his share ownership requirement was increased from one time his base salary to two times his base salary. As such, he has until March 15, 2022 to achieve the higher ownership level.

(4)

On March 15, 2017, Mr. Ulmer was appointed as COO and his share ownership requirement was increased from one time his base salary to two times his base salary. As such, he has until March 15, 2022 to achieve the higher ownership level.

(5)

Share ownership is determined as at March 31, 2019. For the purposes of determining Common Share ownership of a particular Named Executive Officer, Common Shares owned directly by such individual, such individual’s spouse or children or through any holding company directly owned and controlled by such Named Executive Officer are treated as Common Shares owned by such individual.

(6)

The “Value of Equity Ownership” amount of the Common Shares and Restricted Awards held by each Named Executive Officer is based on the greater of: (i) grant date fair value, and (ii) the closing price of the Common Shares on the TSX on March 15, 2019 being $0.54 per Common Share.

Performance Graph

The following graph illustrates our cumulative Shareholder return, as measured by the closing price of our Common Shares from December 31, 2013 and at the end of each financial year, assuming an initial investment of $100 on December 31, 2013 compared to the S&P/TSX Composite Index, the S&P/TSX Composite Index Energy (sector) and the S&P TSX Oil and Gas Exploration & Production (sub-index), assuming the reinvestment of dividends and distributions where applicable.

	12/31/13	12/31/14	12/31/15	12/31/16	12/31/17	12/31/18
Bellatrix Exploration Ltd. (1)	100	54	21	16	6	2
S&P/TSX Composite Index	100	111	101	123	134	122
S&P/TSX Composite Index Energy (Sector)	100	95	73	99	92	76
S&P/TSX Oil & Gas Exploration & Production (Sub Ind)	100	78	53	82	71	47

Note:

(1)	Reflects Shareholder return from December 31, 2013.

Any increase or decline in the trading price of the Common Shares has a direct impact on current and future compensation value from long-term incentives pursuant to the Option Plan and Award Plan. The Corporation, along with many of its peer companies, experienced a significant decrease in the total return on the Common Shares in 2015 through 2018 largely due in part to the precipitous drop in crude oil and natural gas prices in the last half of 2015 and continued depressed pricing through 2018. As a result, in 2018, while the Corporation experienced operational success, total compensation was reduced by approximately 10% through the suspension of the Corporation’s match under the Employee Savings Plan.

The total compensation for the executive officers is affected by increases and decreases in the price of the Common Shares as the value of Options and Awards increase or decrease as Common Share prices increase or decrease. Options, Awards and payments under the Bonus Plan (to the extent that such payments are based on meeting corporate performance expectations) represent “at risk” compensation which help align the total return on the Common Shares and the compensation received by our executive officers; however, total executive compensation does not always directly correlate with increases and decreases in the total return on the Common Shares as other performance factors are considered in determining the amounts of payments under the Bonus Plan and for determining the payout multiplier for Performance Awards. Although generally such other performance factors correspond to total Shareholder return, the trading price of the Common Shares may be affected by a number of factors unrelated to such performance measures.

Long-term equity incentives are designed to encourage executive officers to remain with the Corporation, to reward them for their sustained contributions to long-term performance and the creation of Shareholder value, and most importantly, to align the interests of the executive officers with the long-term interests of Shareholders. Alignment of long term equity incentives with Shareholder return is illustrated in the graph below:

Notes:

(1)	“Grant Date Long Term Incentive Value” is the value of Option-based awards and share-based awards as reported in the “Summary Compensation Table”.
(2)

“Realizable Long Term Incentive Value” is the value of vested and unvested Option-based awards (strike price of the Option less market price of the underlying Common Share) and share-based awards (the market price of the underlying Common Share) had those awards been exercised.

(3)	For each year, the then current CEO, CFO, COO, General Counsel and the next highest compensated vice president have been included.

Common Share price performance has been negative over the years ended December 31, 2016 through 2018 and as a result, the aggregate realizable value of the long-term equity incentives granted to the Corporation’s Named Executive Officers has decreased by more than 85% from the aggregate value originally awarded by the Board.

Summary Compensation Table

The following table sets forth for the years ended December 31, 2016, 2017 and 2018 information concerning the compensation paid to our President and CEO, Executive Vice-President and CFO and the three other most highly compensated executive officers, at the end of the year ended December 31, 2018 whose total compensation was more than $150,000 (each a “Named Executive Officer” or “NEO” and collectively, the “Named Executive Officers” or “NEOs”).

Name and principal position	Year	Salary ($)	Option- based awards(5) ($)	Share- based awards(6) ($)	Non—equity incentive plan compensation ($)		Pension value ($)	All other compensation (8)	Total Compensation ($)
					Annual incentive plans(7)	Long— term incentive plans
Brent A. Eshleman President and Chief Executive Officer(1)	2018 2017 2016	400,000 394,872 358,974	12,779 131,330 108,177	88,800 309,000 108,000	273,200 262,800 215,644	nil nil nil	nil nil nil	71,596 94,333 75,222	846,375 1,192,334 866,017
Maxwell A. Lof, Executive Vice—President and Chief Financial Officer(2)	2018 2017 2016	325,000 175,000 —	7,987 64,655 —	55,500 146,300 —	177,600 174,200 —	nil nil nil	nil nil nil	45,572 29,654 —	611,659 589,810 —
Charles R. Kraus Executive Vice President, General Counsel and Corporate Secretary(3)	2018 2017 2016	325,000 319,888 300,000	7,987 32,328 78,674	55,500 146,300 60,000	177,600 174,200 144,174	nil nil nil	nil nil nil	46,822 75,911 72,726	612,909 748,626 655,574
Garrett K. Ulmer, Chief Operating Officer(4)	2018 2017 2016	325,000 311,366 258,327	7,987 32,328 68,840	55,500 146,300 52,505	177,600 181,000 129,823	nil nil nil	nil nil nil	46,401 63,149 48,355	612,487 734,143 557,850
Mark Stephen Vice President, Operations	2018 2017 2016	290,000 286,933 275,000	4,792 9,689 68,840	33,300 92,400 54,998	99,000 106,700 82,879	nil nil nil	nil nil nil	42,561 74,842 55,913	469,652 570,573 537,630

Notes:

(1)	Mr. Eshleman, formerly the Executive Vice President and COO, was appointed President and CEO on February 15, 2017; at that time, his annualized salary was set at $400,000.
(2)

Mr. Lof was appointed Executive Vice-President and CFO on June 19, 2017; at that time his annualized salary was set at $325,000. The amounts shown in the table represent the amounts actually paid in 2017 and a full bonus payment in 2018 in respect of 2017 per Mr. Lof’s employment agreement.

(3)	Mr. Kraus was promoted to the position of Executive Vice-President, General Counsel and Corporate Secretary on March 15, 2017; at that time his salary was set at $325,000.
(4)

Mr. Ulmer, formerly the Vice President, Engineering, was appointed COO on March 15, 2017; at that time his annualized salary was set at $325,000. The amounts shown in the table represent the amounts actually paid during 2017.

(5)

Based on the grant date fair value of the applicable awards. The fair values of Options granted in 2018 to all NEOs are estimated on the date of grant using the Black-Scholes option pricing model, which is the fair value determined in accordance with the standards established under IFRS with the following assumptions: dividend yield of zero percent, expected volatility of 53.8% in the first year after grant, 69.6% in the second year after grant and 70.7% in the third year after grant, expected percent average risk-free interest rate of 2.0%, with the annual grants being issued in 3 tranches with expected life values of 2.0, 3.0 and 3.5 years respectively. The fair values of Options granted in 2017 to all NEOs are estimated on the date of grant using the Black-Scholes option pricing model, which is the fair value determined in accordance with the standards established under IFRS with the following assumptions: dividend yield of zero percent, expected volatility of 75.1% in the first year after grant, 71.5% in the second year after grant and 67.4% in the third year after grant, expected percent average risk-free interest rate of 0.9%, with the annual grants being issued in 3 tranches with expected life values of 2.0, 3.0 and 3.5 years respectively. The fair values of Options granted in 2016 to all NEOs are estimated on the date of grant using the Black-Scholes option pricing model, which is the fair value determined in accordance with the standards established under IFRS with the following assumptions: dividend yield of zero percent, expected volatility of 81.5% in the first year after grant, 69.7% in the second year after grant and 66.7% in the third year after grant, expected percent average risk-free interest rate of 0.6%, with the annual grants being issued in 3 tranches with expected life values of 2.0, 3.0 and 3.5 years respectively. This methodology was selected due to its acceptance as an appropriate evaluation methodology for similar sized oil and gas companies.
(6)

The compensation reported under Share-based awards is the value of Awards granted in the years ended December 31, 2016, 2017 and 2018. The value of Restricted Awards and Performance Awards is based on the number of Restricted Awards and Performance Awards granted multiplied by the volume weighted average price per Common Share on the TSX for the five trading days prior to the date of the grant. This methodology for calculating the fair value of the Restricted Awards and Performance Awards on the grant date is consistent with the initial fair value determined in accordance with IFRS 2; however, under IFRS the fair value of the awards is re-measured at the year-end balance sheet date using the same methodology.

(7)	Represents cash bonuses that are declared and paid annually in March in the year following the year that they are earned.
(8)

The amounts reported under “All other compensation” include contributions made on behalf of the Named Executive Officer to Bellatrix’s Employee Savings Plan (which contributions were suspended Corporation- wide on May 16, 2018), amounts reimbursed to the executive officers under the Health Care and Wellness Spending Accounts up to a maximum of $20,000 per annum per executive officer, parking allowances of $4,788 per executive officer, executive club membership fees up to a maximum of $7,500, payment of $1,495 for a private medical examination, medical benefit premiums paid by Bellatrix on behalf of the Named Executive Officers, and other perquisites and benefits received by certain members of the Named Executive Officers as indicated in the foregoing notes.

Option Plan

The Option Plan is intended to afford persons who provide services to Bellatrix an opportunity to obtain a proprietary interest in Bellatrix by permitting them to purchase Common Shares and to aid in attracting as well as retaining and encouraging the continued involvement of such persons with Bellatrix. The Option Plan permits the granting of Options to officers, employees, consultants and other service providers (“Optionees”) of Bellatrix and its subsidiaries. No Options may be granted to directors who are not also officers or employees of the Corporation.

On March 26, 2018, the Board adopted an amendment to the Option Plan to decrease the maximum number of Common Shares issuable under the Option Plan from 10% to 8% of the outstanding Common Shares. As such, the maximum number of Common Shares issuable on exercise of Options outstanding at any time is limited, in the aggregate, to 8% of the issued and outstanding Common Shares. Any increase in the issued and outstanding Common Shares will result in an increase in the number of Common Shares that may be issued on exercise of Options outstanding at any time and any increase in the number of Options granted, upon exercise, makes new grants available under the Option Plan. Options that are cancelled, terminated or expire prior to exercise of all or a portion thereof results in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to the Option Plan. As of the date of this Information Circular, there were outstanding Options under the Option Plan to acquire, in the aggregate 952,532 Common Shares representing 1.18% of the issued and outstanding pre-Share Consolidation Common Shares.

The number of Common Shares issuable pursuant to Options granted under the Option Plan and any other security based compensation arrangements of Bellatrix: (i) to insiders at any time may not exceed 10% of the outstanding Common Shares; and (ii) issued to insiders within any one year period may not exceed 10% of the outstanding Common Shares. Options granted under the Option Plan are not assignable.

Options have a term not to exceed five years and, subject to the terms of the Option Plan, shall vest in such manner as determined by the Board or the C&G Committee. In the absence of any determination to the contrary, Options will vest and be exercisable as to one-third on each of the first, second and third anniversaries of the date of grant, subject to the acceleration of vesting in the discretion of the C&G Committee. If an Option is set to expire during, or within seven business days following the end of, a “Black Out Period” (as such term is defined in the Option Plan)

and the Optionee is subject to the Black Out Period, the expiry date of the Option is extended for seven business days following the end of such Black Out Period.

The exercise price of any Options granted is determined by the C&G Committee at the time of grant, provided that the exercise price shall not be less than Market Price.

The Option Plan provides Optionees with an election, if permitted by the C&G Committee (and the Board), for a cashless exercise (“Cashless Exercise”) of an Optionee’s vested and exercisable Options. If an Optionee elects a Cashless Exercise the Optionee shall surrender its Options in exchange for the issuance by Bellatrix of that number of Common Shares equal to the number determined by dividing the Market Price into the difference between the Market Price and the exercise price of such Option. In addition, the Option Plan also provides that an Optionee has the right to make an offer (the “Surrender Offer”) to Bellatrix to surrender any of the Options held by such person for an amount (not to exceed the fair market value, which is calculated as the fair market value of a Common Share (at the time of the Surrender Offer) less the exercise price of such Option) specified therein by the Optionee and Bellatrix may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required. The Surrender Offer is intended to allow an Optionee, if permitted by the Corporation, to surrender their Options for a payment in cash equal to the difference between the Market Price and exercise price of such Options instead of exercising such Options for Common Shares.

If an Optionee ceases to be a director, officer, employee of, or service provider to, Bellatrix or a subsidiary of Bellatrix for any reason, the Optionee shall have a period not in excess of six months as prescribed at the time of grant (12 months in the case of death), following the date the Optionee ceases to be a director, officer, employee or consultant or other service provider to exercise Options held to the extent that the Optionee was entitled to exercise the Options at the date of such cessation. In the case of a merger, amalgamation or certain other transactions or a take-over bid approved by the Board, Bellatrix has the right to satisfy any obligations to an Optionee in respect of any unexercised Options by paying to the Optionee a cash amount equal to the difference between the exercise price of all unexercised Options held and the fair market value of the securities to which the Optionee would have been entitled to receive on exercise thereof.

Without the prior approval of the Shareholders, or as may be required by the TSX (or other exchange on which the Common Shares may be listed), the Board may not: (i) make any amendment to the Option Plan to increase the percentage of Common Shares issuable on exercise of outstanding Options at any time, (ii) reduce the exercise price of any outstanding Options, (iii) extend the term of any outstanding Option beyond the original expiry date of such Option, (iv) increase the maximum limit on the number of securities that may be issued to insiders, (v) make any amendment to the Option Plan to permit the grant of Options to directors who are not officers or employees of Bellatrix or its subsidiaries (vi) make any amendment to the Option Plan to permit an Optionee to transfer or assign Options to a new beneficial Optionee other than in the case of death of the Optionee, or (vii) amend the restrictions on amendments that are provided in the Option Plan. Subject to the restrictions set out above, the Board may amend or discontinue the Option Plan and Options granted thereunder without Shareholder approval; provided if the amendment to the Option Plan requires approval of any stock exchange on which the Common Shares are listed for trading, such amendment may not be made without such approval. In addition, no amendment to the Option Plan or Options granted pursuant to the Option Plan may be made without the consent of the Optionee, if it adversely alters or impairs any Option previously grant to such Optionee.

No financial assistance is provided or has historically been provided by Bellatrix to holders of Options for the purpose of assisting with the exercise of Options.

The following sets forth the number of Options granted during the periods noted below and the potential dilutive effect of such Options.

Period	Number of Options Granted(1)	Weighted Average Common Shares Outstanding(1)	Burn Rate(2) (%)
2018	95,000	59,734,872	0.2%
2017	185,000	49,351,848	0.4%
2016	581,820	42,821,013	1.4%

Notes:

(1)

Effective July 1, 2017, Bellatrix completed a share consolidation on the basis of a consolidation ratio of five old Common Shares for one new Common Share. Both the number of Options granted and weighted average Common Shares outstanding have been adjusted to give effect to the consolidation.

(2)	The burn rate for a given period is calculated by dividing the number of Options granted during such period by the weighted average number of Common Shares outstanding during such period.

The Option Plan provides for appropriate adjustments to both the number of Common Shares underlying all outstanding Options and the applicable exercise price(s) in the event of any change in the Common Shares through consolidations, subdivisions or reclassification of the Common Shares or otherwise.

Upon the implementation of the Share Consolidation, each then outstanding Option will be adjusted as follows:

•	the number of unissued Common Shares that may be purchased through the exercise of an Option will be reduced on a 12-for-1 basis; and

•	the price for which one (1) Common Share may be purchased pursuant to the exercise of an Option will be multiplied by 12.

Award Plan

On August 7, 2013, the Board adopted the Award Plan, which provides for the granting of Awards to employees, officers, consultants or other service providers to the Corporation or any subsidiary of the Corporation but specifically excluding any directors of the Corporation who are not also officers or employees of the Corporation or any subsidiary of the Corporation (collectively, the “Eligible Participants”). The principal purposes of the Award Plan are to: (i) retain and attract qualifying Eligible Participants; (ii) promote a proprietary interest in the Corporation by such Eligible Participants and to encourage such persons to remain in the employ or service of Bellatrix and its subsidiaries and put forth maximum efforts for the success of the business of Bellatrix and its subsidiaries; and (iii) focus management of Bellatrix and its subsidiaries on operating and financial performance and long-term total shareholder value.

Incentive-based compensation such as the Award Plan is an integral component of compensation for executive officers and employees. The attraction and retention of qualified executive officers and employees has been identified as one of the key risks to Bellatrix’s long-term strategic growth plan. The Award Plan is intended to maintain Bellatrix’s competitiveness within the North American oil and gas industry to facilitate the achievement of increased shareholder value.

Under the terms of the Award Plan, any Eligible Participant may be granted Restricted Awards, Performance Awards or a combination thereof. In determining the Eligible Participants to whom Awards may be granted (“Grantees”), the number of Restricted Awards and/or Performance Awards and the allocation of the Awards between Restricted Awards and Performance Awards, the C&G Committee (and the Board) may take into account such factors as they determine necessary in their sole discretion, including any one or more of the following factors: (i) compensation data for comparable benchmark positions among the Compensation Peer Group; (ii) the duties, responsibilities, position and seniority of the Grantee; (iii) the vesting conditions of the Awards to be granted and the other Awards outstanding under the Award Plan; (iv) the corporate performance measures as established under the Award Plan for the applicable period compared with internally established performance measures approved by the C&G Committee and/or similar performance measures of members of the peer comparison group for such period; (v) the individual contributions and potential contributions of the Grantee to the success of Bellatrix; (vi) any bonus payments paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of Bellatrix; (vii) the fair market value or current Market Price of the Common Shares at the time of grant of such Awards; and (viii) such other factors as the C&G Committee may deem relevant in connection with accomplishing the purposes of the Award Plan.

Restricted Awards

Subject to the terms and conditions of the Award Plan (including such additional or different conditions to the determination of vesting and payment as may be prescribed at the time of grant), Restricted Awards entitle the holder to a sum (an “Award Value”) to be paid such future date or dates (the “Payment Date” or “Payment Dates”) as determined by the C&G Committee (and the Board) on the date of the grant. In the case of Restricted

Awards, the Award Value is calculated at the Payment Date(s) (being the date upon which the Corporation is required to pay to the Grantee all or a portion of the Award Value to which the Grantee is entitled pursuant to such Award in accordance with the terms thereof) by multiplying the number of Restricted Awards (subject to adjustment for dividends as described below) by the fair market value of the Common Shares. The fair market value is determined on the applicable Payment Date as the volume weighted average trading price of the Common Shares on the TSX (or other stock exchange on which the Common Shares may be listed) for the five trading days immediately preceding such date. Alternatively, at the election of the Board, the Award Value can be paid by the issuance of the underlying Common Shares from treasury or by purchasing such Common Shares through the facilities of the TSX. For grants of Restricted Awards to all executive officers and employees of the Corporation who received such grants in the year ended December 31, 2018, 1/3 of the Award Value will be paid out on each of May 31, 2019, May 31, 2020 and May 31, 2021.

Performance Awards

Subject to the terms and conditions of the Award Plan (including such additional or different conditions to the determination of vesting and payment as may be prescribed at the time of grant), Performance Awards entitle the holder to be paid a portion of the Award Value underlying such Performance Awards upon the satisfaction of both time and performance criteria as established at the time of grant.

The Award Value of Performance Awards is based on the fair market value of the notional Common Shares underlying a Performance Award as calculated based on the volume weighted average trading price of the Common Shares on the TSX (or other stock exchange on which the Common Shares may be listed) for the five trading days immediately preceding the Payment Date. Alternatively, at the election of the Board the Award Value can be paid by the issuance of the underlying Common Shares from treasury or by purchasing such Common Shares through the facilities of the TSX. In addition, the number of notional Common Shares underlying a Performance Award is adjusted by multiplying the number of notional Common Shares underlying the Performance Awards at the time of grant by the Adjustment Ratio and a payout multiplier applicable to such Performance Award. The payout multiplier shall be based on such corporate performance measures as determined by the C&G Committee (and the Board) and may range between zero and two times. For the grants of Performance Awards in 2018, the Board determined that the maximum payout multiplier would be 2.0 times. Performance Awards will vest and be subject to payout three years from the dates of grant. The Performance Awards granted in 2018 will vest and be subject to payout on May 31, 2021. See also “Statement of Executive Compensation – Compensation Disclosure and Analysis”.

Adjustment for Dividends

Although the Corporation does not currently anticipate paying dividends at any time in the near future, if dividends are paid on the Common Shares, the number of Common Shares underlying each Performance Award or Restricted Award is adjusted for dividends paid on the Common Shares while such Award is outstanding based on an adjustment ratio (the “Adjustment Ratio”). The Adjustment Ratio shall initially be equal to one, and shall be cumulatively adjusted thereafter by increasing the Adjustment Ratio on each dividend payment date, effective on the day following the dividend record date, by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend, expressed as an amount per Common Share, paid on that dividend payment date, and having as its denominator the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the dividend payment date.

Change of Control

Upon a Change of Control (as defined in the Award Plan) the Payment Date(s) of Awards will accelerate: (i) to the date immediately prior to the Change of Control, if the Successor (as defined in the Award Plan) does not (or, upon the occurrence of the Corporate Transaction (as defined in the Award Plan), will not) substitute or replace, or the nature of the Corporate Transaction (as defined in the Award Plan) does not provide for the full substitution or replacement of, the Common Shares with shares, securities or other property of the Successor in a manner that substantially preserves and does not impair the rights of the grantees under the Award Plan in any material respect, (ii) to the Cessation Date (as defined in the Award Plan), if the grantee is terminated without cause in connection with such Change of Control or within the six (6) months following a Change of Control, or (iii) to the Cessation Date if, within six (6) months following a Change of Control, the grantee voluntarily resigns for an event or events which constitute Good Reason (as defined in the Award Plan).

In determining the Award Value of Performance Awards which have been accelerated pursuant to a Change of Control, the Board will determine the payout multiplier, acting reasonably.

Method of Payment of Award Value

On the applicable Payment Date, at the sole discretion of the Board, the Award Value may be paid out in cash or in Common Shares purchased through the facilities of the TSX or issued from treasury.

The Award Plan does not contain any provisions for financial assistance by Bellatrix in respect of Awards granted thereunder.

Limitations

The aggregate maximum number of Common Shares reserved that are available to be issued from time to time pursuant to granted and outstanding Awards under the Award Plan at any time shall not exceed the lesser of: (i) 5% of the aggregate number of issued and outstanding Common Shares, and (ii) 10% of the aggregate number of issued and outstanding Common Shares less the aggregate number of Common Shares reserved for issuance under outstanding awards, rights or options under any other security based compensation arrangements of the Corporation, including Options granted under the Option Plan. As of the date of this Information Circular, 1,874,955 Awards were outstanding under the Award Plan representing 2.3% of the issued and outstanding pre-Share Consolidation Common Shares.

The number of Common Shares issuable to insiders (as defined in the TSX Company Manual) of Bellatrix, at any time, under all security based compensation arrangements, including the Award Plan, shall not exceed 10% of the issued and outstanding Common Shares; and the number of Common Shares issued to insiders of Bellatrix, within any one year period, under all security based compensation arrangements, including the Award Plan, shall not exceed 10% of the issued and outstanding Common Shares.

Following the settlement, expiration, cancellation or other termination of any Award under the Award Plan, a number of Common Shares equal to the number of Common Shares underlying the Awards so settled, expired, cancelled or terminated shall automatically become available for issuance in respect of Awards that may subsequently be granted under the Award Plan.

Blackout Extension

If a Grantee is prohibited from trading in securities of Bellatrix as a result of the imposition by Bellatrix of a trading black-out (a “Black-Out Period”) and the Payment Date of a Restricted Award or Performance Award held by such Grantee falls within a Black-Out Period, then the Payment Date of such Restricted Award or Performance Award shall be extended to a date which is six business days following the end of such Black-Out Period, unless such extension would cause the Payment Date to extend beyond the expiry date, in which case the Payment Date shall remain on the expiry date. In such case, the fair market value utilized in determining the Award Value in respect of such Payment Date shall be the lesser of the fair market value determined based on: (i) the five trading days immediately prior to the commencement of such Black-Out Period; and (ii) the five trading days immediately prior to the expiry date.

Early Termination Events

Unless otherwise determined by the C&G Committee or unless otherwise provided in a Restricted Award or Performance Award agreement pertaining to a particular Restricted Award or Performance Award or any written employment or consulting agreement governing a Grantee’s role as an Eligible Participant, the following provisions apply in the event that a Grantee ceases to be an Eligible Participant:

(a)

Death - If a Grantee ceases to be an Eligible Participant as a result of the Grantee’s death, the Payment Date or Payment Dates pursuant to Awards held by the Grantee at the time of death shall be the date of death, the heirs or successors of the Grantee shall be entitled to receive payment with respect to the Awards held by the Grantee at the time of death and the payout multiplier applicable to any Performance Awards held by the Grantee at the time of death shall be determined by the C&G Committee.

(b)

Termination for Cause - If a Grantee ceases to be an Eligible Participant as a result of termination for cause, effective as of the date of termination all outstanding Award agreements under which Restricted Awards or Performance Awards have been made to such Grantee in respect of the Award Value thereof for which the Payment Date shall not have occurred on or before such date shall be immediately terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.

(c)

Voluntary Resignation - Except as described above under “Change of Control”, if a Grantee ceases to be an Eligible Participant as a result of a voluntary resignation, effective as of the date of resignation all outstanding Award agreements under which Restricted Awards or Performance Awards have been made to such Grantee in respect of the Award Value thereof for which the Payment Date shall not have occurred on or before such date shall be immediately terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.

(d)

Termination not for Cause - Except as described above under “Change of Control”, if a Grantee ceases to be an Eligible Participant as a result of a termination by the Corporation not for cause, effective as of the date that is sixty (60) days after such termination all outstanding Award Agreements under which Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, in respect of the Award Value thereof for which the Payment Date shall not have occurred on or before the date that is sixty (60) days after such termination shall be immediately terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.

Assignment Restricted

Except in the case of death, the right to receive the Award Value pursuant to a Restricted Award or Performance Award granted to an Eligible Participant may only be exercised by such Eligible Participant personally. Except as otherwise provided in the Award Plan, no assignment, sale, transfer, pledge or charge of an Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Award shall terminate and be of no further force or effect.

Amendment Provisions

The Board has the authority to amend the Award Plan or the Awards granted thereunder without Shareholder approval from time to time. Notwithstanding the foregoing, the Award Plan provides that without the prior approval of the Shareholders, or such approval as may be required by the TSX, the Board may not: (i) make any amendments to the Award Plan to increase the percentage of Common Shares reserved for issuance pursuant to outstanding Awards; (ii) make any amendment to increase the maximum limit on the number of securities that may be issued to insiders of the Corporation pursuant to the terms of the Award Plan; (iii) make any amendments to the Award Plan to permit the grant of Awards to directors who are not officers or employees of the Corporation; (iv) make any amendment to the Award Plan that would permit a grantee to transfer or assign Awards to a new beneficial grantee other than in the case of death of the grantee; (v) make any amendments to any outstanding Awards to extend the expiry date of such Awards; or (vi) make any amendment to the amending provision of the Award Plan, including the restrictions described above. In addition, no amendment to the Award Plan or Awards may be made without the consent of the grantee of such Awards, if it adversely alters or impairs any Awards previously granted to such grantee under the Award Plan.

Burn Rate

The following sets forth the number of Awards granted during the periods noted below and the potential dilutive effect of such Awards.

Period	Number of Awards Granted(1)	Weighted Average Common Shares Outstanding(1)	Burn Rate(2) (%)
2018	1,216,000	59,734,872	2.0%
2017	1,022,740	49,351,848	2.1%
2016	429,856	42,821,013	1.0%

Notes:

(1)

Effective July 1, 2017, Bellatrix completed a share consolidation on the basis of a consolidation ratio of five old Common Shares for one new Common Share. Both the number of Awards granted and weighted average Common Shares outstanding have been adjusted to give effect to the consolidation.

(2)	The burn rate for a given period is calculated by dividing the number of Awards granted during such period by the weighted average number of Common Shares outstanding during such period.

Upon the implementation of the Share Consolidation, each then outstanding Award will be adjusted such that the number of Common Shares (or the cash equivalent) that a holder of an Award will receive upon settlement of such Award will be reduced on a 12-for-1 basis.

Outstanding Incentive Plan Awards

The following table sets forth for each Named Executive Officer all option-based and share based awards outstanding at the end of the year ended December 31, 2018.

Name	Option-based Awards(1)				Share-based Awards(2)
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested(4) ($)	Market or payout value of vested share based awards not paid out or distributed(5) ($)
Brent A. Eshleman	20,000	1.48	June 3, 2023	nil	29,412	19,412	nil
					Restricted
					Awards
	60,000	6.00	April 6, 2022	nil	104,941	69,261	nil
	46,200	5.10	August 18, 2021	nil	Performance
					Awards
Maxwell A. Lof	12,500	1.48	June 3, 2023	nil	17,834	11,770	nil
					Restricted
					Awards
	40,000	3.85	June 22, 2022	nil	55,000	36,300	nil
					Performance
					Awards
Charles R. Kraus	12,500	1.48	June 3, 2023	nil	18,815	12,418	nil
	20,000	3.85	June 22, 2022	nil	Restricted
					Awards
	33,600	5.10	August 18, 2021	nil	63,824	42,124	nil
					Performance
					Awards
Garrett K. Ulmer	12,500	1.48	June 3, 2023	nil	18,692	12,337	nil
					Restricted
					Awards
	20,000	3.85	June 22, 2022	nil	62,721	41,396	nil
	29,400	5.10	August 18, 2021	nil	Performance
					Awards
Mark Stephen	7,500	1.48	June 3, 2023	nil	12,399	8,183	nil
					Restricted
					Awards
	6,000	3.85	June 22, 2022	nil	41,088	27,118	nil
	29,400	5.10	August 18, 2021	nil	Performance
					Awards

Notes:

(1)	All option-based awards in the above table are Options.
(2)	All share-based awards in the above table are Awards.
(3)	Calculated based on the difference between the closing price of the Common Shares at December 31, 2018 on the TSX of $0.63 per Common Share and the exercise price of the Options at such date.
(4)

For Restricted Awards, calculated based on the number of Restricted Awards held at December 31, 2018 multiplied by the volume weighted average price per Common Share on the TSX for the five trading days prior to December 31, 2018. For Performance Awards, calculated based on the volume weighted average price per Common Share on the TSX for the five trading days prior to December 31, 2018 multiplied by the number of notional Common Shares underlying such Performance Awards assuming a payout multiplier of 1.0.

(5)	All Awards are paid out upon vesting and as such there are no outstanding Awards that have vested.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer the value of option-based awards and share-based awards which vested during the year ended December 31, 2018 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2018.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Brent A. Eshleman	nil	25,943	273,200
Maxwell A. Lof	nil	3,866	177,600
Charles R. Kraus	nil	14,954	177,600
Garrett K. Ulmer	nil	13,569	177,600
Mark Stephen	nil	13,146	99,000

Notes:

(1)	Calculated based on the difference between the closing price of the Common Shares on the vesting date and the exercise price of the Options.
(2)

Represents Restricted Awards and Performance Awards that vested and were paid out in the year ended December 31, 2018 with the value based on the volume weighted average price per Common Share on the TSX for the five trading days prior to the vesting date multiplied by the number of notional Common Shares underlying such Awards at the time of vesting.

Pension Plans and Retiring Allowances

The Corporation does not currently provide its executive officers, including the CEO, with pension plan benefits or retiring allowances.

Termination and Change of Control Benefits

As at December 31, 2018, Bellatrix was a party to executive employment agreements (the “Executive Employment Agreements”) with each of Messrs. Eshleman, Lof, Kraus, Ulmer and Stephen. The Executive Employment Agreements provide that such agreements may be terminated by the Corporation (for reason other than “just cause”) upon payment of a termination amount, in lieu of notice, in an amount equal to the sum of (i) prorated annual salary earned but not yet paid up to and including the termination date, (ii) an amount equal to the average cash bonuses, if any, paid to the executive in the two years prior to the termination date (pro-rated to reflect the period of time that the executive was employed in the calendar year in which the termination date occurred), (iii) accrued and unused vacation and reasonable expenses and, (iv) a retiring allowance equal to one times (in the case of Mr. Eshleman, two times, and in the case of Messrs. Lof, Kraus and Ulmer, 1.5 times, and in the case of Mr. Stephen, 1.0 times) the executive’s then “total compensation”, which includes base salary, average cash bonus during the past 2 years, 15% of the executive’s base salary for loss of other benefits, and the amount of the executive’s annual salary currently contributed to the Employee Savings Plan by the Corporation. For such termination amounts to be payable, the executive officer must execute a full and final release in favour of Bellatrix. There is no compensation for loss of benefits.

Pursuant to the Employment Agreements, the salary paid to each executive is subject to an annual salary review. Each executive is entitled to participate in and receive Options under the Option Plan and the executive is also entitled to participate in any executive bonus plan established by Bellatrix.

The Employment Agreements provide that during the six months following a Change of Control (as such term is defined in the Employment Agreements) if the executive’s duties, powers, rights or salary are fundamentally diminished, the executive may elect to terminate the Employment Agreement and his employment, and upon doing so, the executive shall be entitled to receive a payment equal to the amount set out above.

If the Employment Agreements were terminated by Bellatrix other than for just cause (but including following a Change of Control described above), at December 31, 2018, the amounts payable thereunder to Messrs. Eshleman, Lof, Kraus, Ulmer and Stephen would have been $1,456,000, $824,475, $824,475, $829,575 and $436,350, respectively, as well as any accrued and unused vacation and reimbursable expenses. Under the terms of the Award Plan, the Payment Date of any outstanding Awards will be accelerated in the event of a Change of Control if a Grantee is terminated without cause or constructively dismissed in connection with such Change of Control or in certain other limited circumstances. The value of the outstanding Awards held by the NEOs under the table “Outstanding Incentive Plan Awards” reflects an estimate of the amount each of the NEOs would have received if a Change of Control had occurred December 31, 2018 under the current provisions of the Award Plan. Under the Option Plan, Options do not automatically accelerate in the event of a Change of Control; however, such Options may be accelerated at the discretion of the Board. The acceleration of Options has not been included in the calculation of the termination payments for the NEOs.

Under the terms of the Employment Agreements, the NEOs have agreed that for a period of six months after the termination date, the executive shall not, directly solicit, induce, encourage or facilitate employees or consultants of the Corporation to leave the employment of, or consulting relationships with, Bellatrix. The NEOs have also agreed to keep proprietary and confidential information in confidence for so long as the information and knowledge remains proprietary and confidential.

It is not anticipated that the Recapitalization Transaction will trigger any payments under the Executive Employment Agreements.

Director Compensation

Narrative Description of Director Compensation

In 2018, the compensation for non-management directors consisted of cash retainers and meeting fees and grants of DSUs under the DSU Plan and certain other benefits. Directors were also reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors. Non-management directors are not entitled or permitted to receive grants of Options under the Option Plan or Awards under the Award Plan.

The form of compensation as well as the amount of such compensation to be provided to non-management members of the Board is recommended by the C&G Committee and approved by the Board. Unlike compensation for Bellatrix’s executive officers, the compensation of non-management directors is not designed to pay for performance but to ensure that the interests of directors are aligned with the interest of Shareholders. Directors receive cash retainers and meeting fees for their services in order to help ensure unbiased decision-making. Grants of DSUs are intended to align the directors’ interests with the interests of the Shareholders. In determining the compensation to be awarded to our directors, the C&G Committee utilizes compensation information obtained from public disclosure documents of comparable issuers. Director compensation is intended to be competitive to director compensation of comparable issuers. See “Statement of Executive Compensation – Compensation Disclosure and Analysis” for a list of comparable issuers included in the Compensation Peer Group.

Each element of the Corporation’s non-management director compensation program is described in more detail below.

Fees and Retainers

In 2018, each non-management director (other than the Chairman, Mr. W.C. (Mickey) Dunn) received an annual retainer of $54,000 plus a fee of $1,350 for every committee or Board meeting attended in person or by conference call. The Chairman received an annual retainer of $135,000 per annum with no meeting fees (except in respect of Special Committee meetings, as applicable). Each of the Chairs of the Compensation, Corporate Governance and Reserves, Safety and Environment Committees received an additional annual fee of $9,000, and the Chair of the Audit Committee received an additional annual fee of $16,650. The compensation committee and corporate governance committee were reconstituted to form the C&G Committee in May 2018 and the additional annual fee for the Chair of the C&G Committee is the same amount as the additional annual fee set for the Chair of the compensation committee prior to such reconstitution.

DSU Plan

The DSU Plan is intended to achieve the following objectives:

•

to promote a greater alignment of interests between non-management directors of the Corporation and the Shareholders by providing a means to accumulate a meaningful financial interest in the Corporation that is commensurate with the responsibility, commitment and risk of directors;

•	to support a compensation plan that is competitive and rewards long-term success of the Corporation as measured in total Shareholder return for the Corporation; and

•	to assist the Corporation’s ability to attract and retain qualified individuals with the experience and ability to serve as directors.

Under the DSU Plan, DSUs are granted by the Corporation to non-management directors that provide rights to receive, on a deferred payment basis, a cash payment based on the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the day of payment. Management directors are not eligible to participate in the DSU Plan.

In addition to an annual grant of DSUs and any other discretionary grants which may be approved by the Board to non-management directors, the DSU Plan also provides that non-management directors may from time to time elect to receive any portion of their annual Board member retainer and other fees in the form of DSUs. A director wishing to receive such remuneration in the form of DSUs must elect to do so by notice to the Corporation prior to the commencement of the year in respect of which the remuneration is to be earned and may only withdraw such election on a once yearly basis. A director’s remuneration elected to be received in the form of DSUs (if any) is referred to as the “Deferred Remuneration”. The Corporation credits DSUs in respect of Deferred Remuneration to a director’s account on the date that the director’s Deferred Remuneration would otherwise be payable. The number of DSUs to be credited is determined by dividing the amount of the Deferred Remuneration by the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the date the DSUs are credited.

DSUs vest immediately upon being credited to a director’s account; however, a director is not entitled to receive payment of any amount for DSUs credited to his or her account until following that director’s retirement from all positions with the Corporation, or where a director has (except as a result of death) otherwise ceased to hold any positions with the Corporation. Following such termination of services, all DSUs credited to the director’s account will be redeemed by the Corporation as of the maturity date, being December 1st of the calendar year immediately following the year in which the termination of service occurred or such earlier date following the termination of services as elected by the director by notice to the Corporation (either such date, the “Maturity Date”).

A director is not entitled to receive any amount prior to his or her Maturity Date. Within ten calendar days following the Maturity Date, the Corporation will make a lump sum cash payment, net of any applicable withholdings, to the director equal to the number of DSUs credited to the director’s account as of the date of termination of such director’s services to the Corporation, multiplied by the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the Maturity Date.

If a director dies while in office or after ceasing to hold all positions with the Corporation but before the Maturity Date, the Corporation will, within 90 days of the date of death, make a lump sum cash payment to the director’s estate in an amount equal to the number of DSUs credited to the director’s account as of the date of death multiplied by the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the date of death.

At the election of the Board, subject to any required approval of the TSX and, if required by the policies of the TSX, the Shareholders, the Board may elect to deliver Common Shares issued from treasury in satisfaction in whole or in part of any payment to be made upon the redemption of DSUs, in which case such number of Common Shares shall be issued equal to the number of DSUs in the director’s account on the date of termination of the directors’ services to the Corporation or the date of death of the director, as applicable.

Although the Corporation does not currently anticipate paying dividends at any time in the near future, if dividends are paid on the Common Shares, additional DSUs are credited to the director’s account as of the dividend payment date, based on the dollar amount of the dividends notionally payable in respect of such number of DSUs in the director’s account on the dividend payment date, divided by the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the dividend payment date.

Upon the implementation of the Share Consolidation, each then outstanding DSU will be adjusted such that the number of Common Shares underlying each DSU will be reduced on a 12-for-1 basis.

Other Benefits

In November 2017, the Board amended the Employee Savings Plan to permit Director participation in the plan. Pursuant to the Employee Savings Plan, a director may contribute up to 10% of their base board retainer, excluding meeting fees and fees paid for chairing a committee of the Board.

Directors are eligible to claim health, medical, dental and wellness expenses for themselves and their spouses up to a maximum of $20,000 per annum per director pursuant to Health Care and Wellness Spending Accounts established for each director. The Health Care and Wellness Spending Accounts established for each director are substantially the same as the Health Care and Wellness Spending Accounts established for executive officers.

Directors’ Summary Compensation Table

The following table sets forth for the year ended December 31, 2018, information concerning the compensation paid to the Corporation’s directors other than directors who are also Named Executive Officers.

Name	Fees earned ($)	Option- based awards ($)	Share- based awards(4) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation (5) ($)	Total ($)
Murray L. Cobbe(1)	79,650	nil	50,000	nil	nil	0	129,650
John H. Cuthbertson	123,750	nil	50,000	nil	nil	0	173,750
W.C. (Mickey) Dunn	135,000	nil	50,000	nil	nil	25,454	210,455
Lynn Kis	70,200	nil	50,000	nil	nil	10,391	130,592
Keith E. Macdonald	90,000	nil	50,000	nil	nil	1,115	141,115
Thomas E. MacInnis	113,400	nil	50,000	nil	nil	6,110	169,510
Steven J. Pully(2)(3)	1,111,850	nil	50,000	nil	nil	6,950	1,168,800
Murray B. Todd	80,550	nil	50,000	nil	nil	3,956	134,506
Keith S. Turnbull	88,200	nil	50,000	nil	nil	26,814	165,014

Notes:

(1)	Mr. Cobbe is not standing for re-election to the Board at the Shareholders’ Meeting.
(2)	Mr. Pully is not standing for re-election to the Board at the Shareholders’ Meeting.
(3)

Mr. Pully was engaged by the Special Committee to act as special advisor to participate with management in the structuring, negotiation and execution of restructuring or refinancing of the Corporation’s debt. Pursuant to the terms of the advisor agreement, Mr. Pully earned a monthly retainer of $35,000 per month for his services, and could have earned additional fees upon the completion of pre-established refinancing milestones. As a result of the successful completion of the issuance of the Existing Second Lien Notes issued pursuant to the Existing Second Lien Note Purchase Agreement, Mr. Pully earned fees of $1.1 million pursuant to the advisor agreement through December 31, 2018. The advisor agreement terminated on December 31, 2018.

(4)

The compensation reported under share-based awards is the value of DSUs granted in the year ended December 31, 2018. The value of DSUs is based on the number of DSUs granted multiplied by the volume weighted average price per Common Share on the TSX for the five trading days prior to the date of the grant. This methodology for calculating the fair value of the DSU awards on the grant date is consistent with the initial fair value determined in accordance with IFRS 2; however, under IFRS the fair value of the awards is re- measured as at the December 31, 2018 balance sheet date using the same methodology. As a result, the total compensation expense for these DSU grants under IFRS for the year ended December 31, 2018 would be approximately $390,708 (or on average $43,412 per director) lower in aggregate for all directors.

(5)

Includes premiums paid on behalf of Messrs. Dunn and Turnbull as members of the Corporation’s medical and dental benefit plan and amounts of reimbursement to each director under Health and Wellness Spending Accounts.

Directors’ Outstanding Option-Based Awards and Share-Based Awards

The following table sets forth for each of the Corporation’s directors, other than directors who are also Named Executive Officers, all option-based awards and share-based awards outstanding at the end of the year ended December 31, 2018.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have vested but have not been paid out or distributed(1) (#)	Number of shares or units that have not vested(1)	Market or payout value of share- based awards that have not vested ($)(1)	Market or payout value of vested share- based awards not paid out or distributed ($)(1)(2)
Murray L. Cobbe	nil	nil	nil	nil	99,402	nil	nil	65,605
John H. Cuthbertson	nil	nil	nil	nil	99,402	nil	nil	65,605
W.C. (Mickey) Dunn	nil	nil	nil	nil	99,402	nil	nil	65,605
Lynn Kis	nil	nil	nil	nil	66,571	nil	nil	49,937
Keith E. Macdonald	nil	nil	nil	nil	99,402	nil	nil	65,605
Thomas A. MacInnis	nil	nil	nil	nil	79,560	nil	nil	52,510
Steven J. Pully	nil	nil	nil	nil	89,449	nil	nil	59,036
Murray Todd	nil	nil	nil	nil	99,402	nil	nil	65,605
Keith S. Turnbull	nil	nil	nil	nil	89,364	nil	nil	59,980

Notes:

(1)	All DSUs vest immediately upon the grant of such DSUs but cannot be redeemed until the director holding such DSUs ceases to be a director of the Corporation.
(2)	Calculated based on the number of DSUs held at December 31, 2018 multiplied by the volume weighted average price per Common Share on the TSX for the five trading days prior to December 31, 2018.

Directors’ Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each of our directors, other than directors who are also executive officers the value of Option-based awards and share-based awards which vested during the year ended December 31, 2018 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2018.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year(1)(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Murray L. Cobbe	nil	50,000	nil
John H. Cuthbertson	nil	50,000	nil
W.C. (Mickey) Dunn	nil	50,000	nil
Lynn Kis	nil	50,000	nil
Keith E. Macdonald	nil	50,000	nil
Thomas A. MacInnis	nil	50,000	nil
Steven J. Pully	nil	50,000	nil
Murray Todd	nil	50,000	nil
Keith S. Turnbull	nil	50,000	nil

Notes:

(1)	All DSUs vest immediately upon the grant of such DSUs but cannot be redeemed until the director holding such DSUs ceases to be director of the Corporation.
(2)

Calculated based on the number of DSUs granted multiplied by the volume weighted average price per Common Share on the TSX for five trading days prior to the date of the grant rounded to the nearest dollar.

Securities Authorized for Issuance under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under our equity compensation plans as at December 31, 2018.

Plan Category	Number of securities to be issued upon exercise of outstanding rights (a)		Weighted average exercise price of outstanding rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by Shareholders
Option Plan	952,532		8.49	5,520,206	(2)
Award Plan	1,946,076	(1)	n/a	2,099,385	(3)
Equity compensation plans not approved by Shareholders	nil		nil	nil
Total	2,898,608		n/a	7,619,591	(4)

Notes:

(1)	Represents the Common Shares issuable pursuant to Restricted Awards and Performance Awards outstanding under the Award Plan assuming a payout multiplier of 1.0 for the Performance Awards.
(2)

Represents the maximum number of Common Shares issuable under the Option Plan based upon the number of Common Shares outstanding as at December 31, 2018. Pursuant to the Option Plan, the maximum number of Common Shares that may be subject to Options granted and outstanding hereunder at any time shall not exceed 8% of the total outstanding Common Shares.

(3)

Represents the maximum number of Common Shares issuable under the Award Plan based upon the number of Common Shares outstanding as at December 31, 2018. The maximum number of Common Shares that may be subject to Awards granted and outstanding under the Award Plan at any time shall not exceed the lesser of: (i) 5% of the aggregate number of issued and outstanding Common Shares, and (ii) 10% of the aggregate number of issued and outstanding Common Shares less the aggregate number of Common Shares reserved for issuance under outstanding awards, rights or options under any other security based compensation arrangements of the Corporation, including the Option Plan. Any Options granted will reduce the number of Common Shares available for issuance under the Award Plan.

(4)

Represents the maximum number of Common Shares remaining available for issuance for future grants of Options and Awards under the Option Plan and Award Plan; however, any Options granted will reduce the number of Common Shares available for issuance under the Award Plan.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of our or our subsidiaries’ directors, executive officers, employees or any of our, or our subsidiaries’, former directors, executive officers or employees or any associates of any such directors or officers, is, or has been at any time since the beginning of the most recently completed financial year of the Corporation, indebted to the Corporation in respect of any indebtedness that is still outstanding, nor is, or at any time since the beginning of the most recently completed financial year has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

NI 58-101 requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for the Corporation is that contained in Form 58-101F1, which is attached to NI 58-101 (“Form 58-101F1 Disclosure”).

Set out below is a description of the Corporation’s current corporate governance practices, relative to the Form 58- 101F1 Disclosure. The Audit Committee information required by National Instrument 52-110 – Audit Committees can be found in the Corporation’s AIF.

1.	Board of Directors

(a)	Disclose the identity of directors who are independent.

The following seven (7) nominees to the Board are independent (for purposes of NI 58-101):

John H. Cuthbertson

W.C. (Mickey) Dunn

Lynn Kis

Keith E. Macdonald

Thomas E. MacInnis

Murray B. Todd

Keith S. Turnbull

Murray L. Cobbe, who is not standing for re-election at the Shareholders’ Meeting, is also independent.

John H. Cuthbertson is a partner of a law firm that provides legal services to the Corporation. The C&G Committee has determined that Mr. Cuthbertson does not have a material relationship with the Corporation which could, in the view of the C&G Committee, be reasonably expected to interfere with the exercise of Mr. Cuthbertson’s independent judgement and as such has determined Mr. Cuthbertson is independent. In coming to this conclusion, the Corporate C&G Committee considered a number of factors including that (i) Mr. Cuthbertson is not responsible for billing the Corporation for services provided by such law firm; (ii) Mr. Cuthbertson does not personally provide any legal services to the Corporation; and (iii) Mr. Cuthbertson does not directly oversee any other lawyers that provide legal services to the Corporation.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

Brent A. Eshleman is not independent as he is the President and CEO of the Corporation.

Steven J. Pully, who is not standing for re-election at the Shareholders’ Meeting, is not considered independent as he was engaged as an advisor to the Special Committee in respect of the Corporation’s ongoing restructuring/refinancing efforts and received aggregate fees of $1.1 million during 2018 in respect of such engagement.

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority of the nominees for election as directors of the Corporation (7 of the 8 nominees) are independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following nominees for election as directors are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Reporting Issuers

Brent A. Eshleman	None

John H. Cuthbertson	None

W.C. (Mickey) Dunn	None

Lynn Kis	Painted Pony Energy Inc.

Keith E. Macdonald	Surge Energy Inc.

Thomas E. MacInnis	Claim Post Resources Inc.

Murray B. Todd	None

Keith S. Turnbull	Crown Point Energy Inc.

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

At the end of or during each meeting of the Board, the independent directors are given the opportunity to meet in camera and without the members of management of the Corporation and the non-independent directors of the Corporation who are present at such meeting. This has occurred for each meeting of the Board held since the beginning of the most recently completed financial year. In addition, other meetings of the independent directors may be held from time to time if required, however, since the beginning of the Corporation’s most recently completed financial year no meetings of the independent directors have been held.

(f)

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the Board is W.C. (Mickey) Dunn, who is an independent member of the Board. The Chairman presides at all meetings of the Board and, unless otherwise determined, at all meetings of Shareholders and to enforce the rules of order in connection with such meetings. The Chairman is to provide overall leadership to the Board without limiting the principle of collective responsibility and the ability of the Board to function as a unit. The Chairman is to endeavour to fulfill his Board responsibilities in a manner that will ensure that the Board is able to function independently of management and is to consider, and allow for, when appropriate, a meeting of independent directors, so that Board meetings can take place without management being present. The Chairman is also to endeavour to ensure that reasonable procedures are in place to allow directors to engage outside advisors at the expense of the Corporation in appropriate circumstances.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year through to March 31, 2019.

	Board	Audit	Reserves	Compensation	Governance	C&G	Total meetings (2)	Attendance Rating %
Brent A. Eshleman	11/11	—	—	—	—	—	11/11	100%
Murray L. Cobbe	11/11	—	5/5	3/3	—	7/7	26/26	100%
John H. Cuthbertson	11/11	—	—	—	2/2	7/7	20/20	100%
W.C. (Mickey) Dunn	11/11	—	—	3/3	2/2	7/7	23/23	100%
Lynn Kis	11/11	—	5/5	—	—	—	16/16	100%
Keith E. Macdonald	11/11	5/5		3/3	—	7/7	26/26	100%
Thomas A. MacInnis	11/11	5/5	—	—	—	—	16/16	100%
Steven J. Pully(3)	10/11	—	—	2/2	1/1	—	13/14	93%
Murray B. Todd	11/11	—	5/5	—	—	—	16/16	100%
Keith S. Turnbull	11/11	5/5	—	—	—	—	16/16	100%

Notes:

(1)	On May 8, 2018 the compensation committee and the governance committee were reconstituted as the C&G Committee.
(2)

Attendance at meetings of all standing committees of the Board has been included in the above table. Attendance at meetings of ad hoc or special committees formed for a limited purpose and a limited period of time has not been included in the above table.

(3)	Steven J. Pully ceased to be a member of the Compensation Committee and the Governance Committee effective April 30, 2018.

2.	Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board is attached to this Information Circular as Appendix N.

3.	Position Descriptions

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed written position descriptions for the Chairman of the Board as well as the Chair of each of the committees of the Board. A copy of the position description for the Chairman of the Board is available on the Corporation’s website at www.bxe.com/responsibility/governance/overview-governance.cfm.

(b)

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board has developed a written position description for the CEO.

4.	Orientation and Continuing Education

(a)

Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

While the Corporation does not currently have a formal orientation and education program for new recruits to the Board, the Corporation has historically provided such orientation and education on an informal basis. As new directors have joined the Board, management has provided these individuals with corporate policies, historical information about the Corporation, as well as information on the Corporation’s performance and its strategic plan with an outline of the general duties and responsibilities entailed in carrying out their duties. The Board believes that these procedures have proved to be a practical and effective approach in light of the Corporation’s particular circumstances, including the size of the Corporation, limited turnover of the directors and the experience and expertise of the members of the Board.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

No formal continuing education program currently exists for directors of the Corporation. The Corporation, however, regularly provides the directors (at least on a quarterly basis) briefings and an update on business, operations and affairs of the Corporation, including new and ongoing prospects of the Corporation, the Corporation’s performance relative to its peer and other development related thereto that could have a significant impact on the Corporation’s operations and results. Such updates are conducted by senior levels of management with responsibility in the various areas under discussion. In addition, from time to time, presentations and seminars are provided to the Board, recent examples of which include presentations on the capital markets and the Corporation’s position relative to its peers by investment bankers, a presentation on commodity prices by an industry expert in the area and presentations on new accounting pronouncements and rules, including IFRS, by the auditors the Corporation. The Corporation also encourages directors to attend, enrol or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters and has agreed to pay the cost of certain courses.

5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

The Corporation has adopted the Code of Business Conduct for directors, officers and employees.

(b)	disclose how a person or company may obtain a copy of the code;

A copy of the Code of Business Conduct may be obtained from the Executive Vice-President, General Counsel and Corporate Secretary of the Corporation at (403) 266-8670 and is also available on the Corporation’s website at www.bxe.com/responsibility/governance/committees.cfm and on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

(c)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

All employees and consultants are provided with a copy of the Code of Business Conduct on commencement of service and are required to confirm in writing that they have read and understand the Code of Business Conduct and acknowledge his or her agreement to abide by the Code of Business Conduct. Annual reminders that compliance with the Code of Business Conduct is required are provided.

(d)

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There have been no material change reports filed since the beginning of the Corporation’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code of Business Conduct.

(e)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the ABCA, directors who are a party to, or are a director or an officer of a person which is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

(f)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

In addition to the Code, the Board has also adopted a “Whistleblower Policy” wherein employees of the Corporation are provided with the mechanics by which they may raise concerns in a confidential, anonymous process. Individual directors also attend the Corporation’s offices periodically and appear at various corporate functions where they are accessible to employees who may wish to raise concerns.

6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.

The C&G Committee is responsible for recommending to the Board suitable candidates for nominees for election or appointment as directors, and recommending the criteria governing the overall composition of the Board and governing the desirable characteristics for directors. In making such recommendations, the C&G Committee is to consider: (i) the needs of the Corporation and its stage of development and the competencies and skills that the Board considers to be necessary for the Corporation and the Board, as a whole, to possess; (ii) the competencies and skills that the Board considers each existing director to possess; (iii) the competencies and skills each new nominee will bring to the boardroom; and (iv) whether or not each new nominee can devote sufficient time and resources to his or her duties as a member of the Board.

The mandate of the C&G Committee provides, at least annually, assessment of the effectiveness of the Board as whole, the committees of the Board and the contribution of individual directors (including the competencies and skills that each individual director is expected to bring to the Board), including considering the appropriate size of the Board. The most recent evaluation occurred in 2018. Each director of the Corporation completed an evaluation of their own skills and contributions to the Corporation as well as the skills and contributions of the other members of the

Board. The directors also provided feedback on their views of the effectiveness of the Board and each of the Committees. The C&G Committee used these evaluations to review the skills and experience of the directors of Bellatrix to assess whether the Board’s skills and experience needed to be strengthened in any area. The C&G Committee also assessed the knowledge and character of all directors and other factors such as independence of the directors to ensure that the Board is operating effectively and independently of management. The C&G Committee considered the term of service and age of individual directors, the average term of the Board as a whole and turnover of directors over the prior years in conducting its assessments.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The C&G Committee is responsible for nominating directors. All of the members thereof are independent.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

See item 6(a).

7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

See “Statement of Executive Compensation – Compensation Disclosure and Analysis” and “Statement of Executive Compensation – Director Compensation”.

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

All the members of the C&G Committee are independent.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

See “Statement of Executive Compensation – Compensation Governance – C&G Committee Mandate”.

8.	Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Other than the Audit and C&G Committees, the Corporation has established a Reserves, Safety and Environmental Committee.

The Reserves, Safety and Environmental Committee is responsible for various matters relating to reserves of the Corporation that may be delegated to the committee pursuant to NI 51-101 and matters relating to safety and environmental matters, including:

(A)

reviewing the Corporation’s procedures relating to the disclosure of information with respect to oil and gas activities including reviewing its procedures for complying with its disclosure requirements and restrictions set forth under applicable securities requirements;

(B)	reviewing the Corporation’s procedures for providing information to the independent evaluator;

(C)

meeting, as considered necessary, with management and the independent evaluator to determine whether any restrictions placed by management affect the ability of the evaluator to report without reservation on the Reserves Data (as defined in NI 51-101) and to review the Reserves Data and the report of the independent evaluator thereon (if such report is provided);

(D)

reviewing the appointment of the independent evaluator and, in the case of any proposed change to such independent evaluator, provide a recommendation to the Board in the selection of the replacement evaluator, and determine the reason for any proposed change therefor and whether there have been any disputes with management;

(E)

providing a recommendation to the Board as to whether to approve the content or filing of the statement of the Reserves Data and other information that may be prescribed by applicable securities requirements including any reports of the independent engineer and of management in connection therewith;

(F)	reviewing the Corporation’s procedures for reporting other information associated with oil and gas producing activities;

(G)	generally reviewing all matters relating to the preparation and public disclosure of estimates of the Corporation’s reserves;

(H)

reviewing the Corporation’s fundamental policies pertaining to environment, health and safety and ascertain that policies and procedures are in place to minimize environmental, occupational health and safety and other risks to asset value and mitigate damage to or deterioration of asset value;

(I)	reviewing the Corporation’s performance with all applicable laws and regulations with respect to environment and health and safety;

(J)

reviewing the findings of any significant report by regulatory agencies, external environment, health and safety consultants or auditors concerning the Corporation’s performance in environment, health and safety;

(K)	reviewing any necessary corrective measures taken to address issues and risks identified by the Corporation, external auditors or by regulatory agencies;

(L)	reviewing any emerging trends, issues and regulations related to environment, health and safety that are relevant to the Corporation; and

(M)	reviewing the Corporation’s procedures for assembling and reporting other information associated with oil and gas activities and review that information with management.

Copies of the mandates of each of the standing committees of the Board are available on Bellatrix’s website at www.bxe.com/responsibility/governance/committees.cfm.

9.

Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The C&G Committee is responsible by its terms of reference to evaluate the effectiveness of the Board, committees and individual directors. The mandate of the C&G Committee provides that, at least annually, the assessment of the effectiveness of the Board and the contribution of individual directors (including the competencies and skill that each individual director is expected to bring to the Board), including considering the appropriate size of the Board. The most recent evaluation occurred in 2018. Each director of the Corporation completes an evaluation of their own skills and contributions to the Corporation as well as the skills and contributions of the other members of the Board. The directors also provide feedback on their views of the effectiveness of the Board and each of the Committees. The C&G Committee uses these evaluations to review the skills and experience of the directors of Bellatrix to assess whether the Board’s skills and experience needed to be strengthened in any area. The C&G Committee also assesses on a periodic basis the knowledge and character of all directors and other factors such as independence of the directors to ensure that the Board is operating effectively and independently of management. The C&G Committee considers the term of service and age of individual directors, the average term of the Board as a whole and turnover of directors over the prior years in conducting its assessments.

10.

Director Term Limits and Other Mechanisms of Board Renewal - Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

In addition to considering the skills and experience of the Board, pursuant to the Diversity and Board Renewal Policy, the C&G Committee also assesses the knowledge, character and experience of all nominees to the Board and other factors such as independence of the directors to ensure that the Board is operating effectively and independently of management. The C&G Committee considers both the term of service and age of individual directors, the average term of the Board as a whole and turnover of directors over the prior years when proposing nominees for election of the directors of the Corporation. The C&G Committee considers the benefits of regular renewal in the context of the needs of the Board at the time and the benefits of the institutional knowledge of the Board members.

The Board does not believe that fixed term limits or mandatory retirement ages are in the best interest of Bellatrix. Therefore the Board has not specifically adopted term limits. However, the C&G Committee has addressed Board renewal by conducting assessments of the members of the Board and the Board as a whole in accordance with the Diversity and Board Renewal Policy. As indicated above the C&G Committee reviews the skills and experience of the current directors of Bellatrix to assess whether the Board’s skills and experience need to be strengthened in any area. As a result of this renewal process, in 2017 two independent Board members, Doug Baker and Melvin Hawkrigg retired from the Board and two new independent members, Lynn Kis and Thomas A. MacInnis, were appointed to the Board.

11.	Policies Regarding the Representation of Women on the Board

(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

On March 15, 2016 the Board adopted the Diversity and Board Renewal Policy which sets out the Corporation’s policy regarding the identification and nomination of women directors.

(b)

If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy: (i) a short summary of its objectives and key provisions, (ii) the measures taken to ensure that the policy has been effectively implemented, (iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and (iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The Diversity and Board Renewal Policy provides that the Board believes that Board nominations and executive officer appointments should be made on the basis of the skills, knowledge, experience and character of individual candidates and the requirements of the Board and management at the time. As a result, no targets relating to the identification and nomination of women directors have been adopted in the policy to date and the emphasis in filling Board vacancies has been finding the best qualified candidates given the needs and circumstances of the Board; however, a nominee’s diversity of age, gender, race, ethnicity, religion, experience and other attributes has and will be considered favourably in the assessment of director nominees. Moreover, the Diversity and Board Renewal Policy provides that as to gender, the Board is receptive to increasing the representation of women on the Board as turnover occurs, taking into account the skills, background, experience and knowledge desired at that particular time by the Board and its Committees. Further, the Board also encourages the consideration of women who have the necessary skills, knowledge, experience and character for promotion or hiring into an executive officer position within Bellatrix.

In addition, the Diversity and Board Renewal Policy identifies a matrix of skills and experience that are required by the members of the Board as a collective. These skills include, among others, executive leadership, value creation, and specific skills such as accounting, corporate finance, reserves and resource evaluation and legal, regulatory and governmental. The skills are reviewed annually by the C&G Committee and updated as necessary. As part of the Board’s renewal process, the C&G Committee also annually reviews the skills and experience of the current directors of Bellatrix to assess whether the Board’s skills and experience need to be strengthened in any area. In addition to this assessment, the C&G Committee also assesses the knowledge and character of all nominees to the Board and other factors such as independence of the directors to ensure that the Board is operating effectively and independently of management. The C&G Committee is also authorized under its charter to retain experts to assist it in “board searches” for qualified candidates.

To measure the effectiveness of the Diversity and Board Renewal Policy, the C&G Committee is required to review annually the process of identifying women candidates as potential nominees for Board positions and the skills, knowledge, experience and character of any such women candidates relative to other candidates to ensure that women candidates are being fairly considered relative to other candidates. In addition, the C&G Committee will do a similar review of appointments of executive officer positions to ensure that women with the appropriate skills, knowledge, experience and character are being fairly considered. The C&G Committee will also review the number of women actually appointed and serving on the Board or in management to evaluate whether it is desirable to adopt additional requirements or policies with respect to the diversity of the Board and management.

(c)

Consideration of the Representation of Women in the Director Identification and Selection Process - Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

As set out in the Diversity and Board Renewal Policy and as a result of the Corporation’s commitment to meritocracy the level of representation of women on the Board is not considered in identifying and nominating candidates for election or re-election to the Board; however, the Board encourages the consideration of women who have the necessary, skills, knowledge, experience and character when considering new potential candidates for the Board.

(d)

Consideration given to the Representation of Women in Executive Officer Appointments - Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

As set out in the Diversity and Board Renewal Policy and as a result of the Corporation’s commitment to meritocracy the level of representation of women in executive officer positions is not considered when making executive officer appointments; however, the Board encourages the consideration of women who have the necessary, skills, knowledge, experience and character when considering new potential candidates for promotion or hiring into executive officer positions.

12.	Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

The Corporation has not imposed quotas or targets regarding the representation of women on the Board. The Board believes that imposing quotas or targets regarding the representation of women on the Board would compromise the principles of meritocracy.

(b)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

The Corporation has not imposed quotas or targets regarding the representation of women in executive officer positions. The Board believes that imposing quotas or targets regarding the representation of women in executive officer positions would compromise the principles of meritocracy.

(c)	If the issuer has adopted a target referred to in either (b) or (c), disclose: (i) the target, and (ii) the annual and cumulative progress of the issuer in achieving the target.

Not applicable.

13.	Number of Women on the Board and in Executive Officer Positions

(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

There is presently one woman serving on the Board representing 10% of the number of directors (representing 12.5% of the Board nominees).

There are presently no women serving in executive officer positions at the Corporation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Shareholders’ Meeting other than for the election of directors and approval of the Common Shares issuable pursuant to the unallocated Awards pursuant to the Award Plan to the extent executive officers participate in the Award Plan.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Financial information in respect of the Corporation and its affairs is provided in the Corporation’s annual audited financial statements for the year ended December 31, 2018 and related management’s discussion and analysis. Copies of the Corporation’s financial statements and related management’s discussion and analysis are available upon request from our Vice President, Investor Relations at Suite 1920, 800 – 5th Avenue S.W., Calgary, Alberta, T2P 3T6, Attention: Steve Toth, phone (403) 266-8670) or investor.relations@bxe.com.

DIRECTORS’ APPROVAL

The contents of this Information Circular and its sending to Senior Unsecured Noteholders, the Convertible Debentureholders and the Shareholders have been approved by the Board.

Dated at Calgary, Alberta, this 18th day of April, 2019.

BY ORDER OF THE BOARD OF DIRECTORS OF BELLATRIX EXPLORATION LTD.

(signed) “Charles R. Kraus”
Executive Vice President, General Counsel and Corporate Secretary

CONSENT OF PETERS & CO. LTD.

We refer to the Information Circular relating to meetings of the Senior Unsecured Noteholders, the Convertible Debentureholders and the Shareholders to consider, among other things, an arrangement under the Canada Business Corporations Act.

We hereby consent to the inclusion of a summary and the complete text of our opinion: (i) concerning the fairness of the Arrangement, from a financial point of view, to Bellatrix; and (ii) issued pursuant to Innovation, Science and Economic Development Canada’s Policy Statement 15.1 (the “Opinion”) in the Information Circular, and to the references therein to our firm name and to the Opinion and to the filing of the Opinion with the Court of Queen’s Bench of Alberta.

“Peters & Co., Ltd.”

Peters & Co., Ltd.

Calgary, Alberta

April 18, 2019

APPENDIX A

TO THE MANAGEMENT INFORMATION CIRCULAR OF BELLATRIX EXPLORATION LTD.

DATED APRIL 18, 2019

SENIOR UNSECURED NOTEHOLDERS’ ARRANGEMENT RESOLUTION

“BE IT RESOLVED, that:

1.

the arrangement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”) of Bellatrix Exploration Ltd. (the “Corporation”) and 11260049 Canada Limited (the “Bellatrix Subsidiary”) as more particularly described and set forth in the Plan of Arrangement set forth in Appendix I to the management information circular of the Corporation dated April 18, 2019 (the “Information Circular”), be and is hereby authorized, approved and adopted;

2.	the Plan of Arrangement, as it has been or may be amended, modified or supplemented in accordance with the Plan of Arrangement, is hereby authorized, approved and adopted;

3.

the arrangement agreement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement Agreement”) dated April 15, 2019 between the Corporation and the Bellatrix Subsidiary, set forth in Appendix H to the Information Circular, is hereby authorized and approved and the action of the directors of the Corporation in approving the Arrangement Agreement and the Arrangement and the actions of the directors of the Corporation in executing and delivering the Arrangement Agreement and causing the performance by the Corporation of its obligations thereunder, is hereby ratified, authorized and approved;

4.

notwithstanding the passing of this resolution or the passing of similar resolutions or the approval of the Ontario Superior Court of Justice (Commercial List), the board of directors of the Corporation, without further notice to, or approval of, the securityholders and/or debtholders of the Corporation, are hereby authorized and empowered to: (i) amend the Arrangement Agreement, the Support Agreements (as such term is defined in the Information Circular) or the Plan of Arrangement, to the extent permitted by their respective terms; and (ii) subject to the terms of the Arrangement Agreement, the Support Agreements and the Plan of Arrangement, to determine not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA;

5.

any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed and delivered, articles of arrangement and any and all other documents, agreements and instruments and to perform, or cause to be performed, all such other acts and things, as in such person’s opinion may be necessary or desirable to give full effect to these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the doing of any such act or thing; and

6.

notwithstanding the foregoing, the directors of the Corporation are hereby authorized, without further approval of or notice, but subject to the Support Agreements and the Plan of Arrangement, to revoke this special resolution.”

A-1

APPENDIX B

TO THE MANAGEMENT INFORMATION CIRCULAR OF BELLATRIX EXPLORATION LTD.

DATED APRIL 18, 2019

CONVERTIBLE DEBENTUREHOLDERS’ ARRANGEMENT RESOLUTION

“BE IT RESOLVED, that:

1.

the arrangement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”) of Bellatrix Exploration Ltd. (the “Corporation”) and 11260049 Canada Limited (the “Bellatrix Subsidiary”) as more particularly described and set forth in the Plan of Arrangement set forth in Appendix I to the management information circular of the Corporation dated April 18, 2019 (the “Information Circular”), be and is hereby authorized, approved and adopted;

2.	the Plan of Arrangement, as it has been or may be amended, modified or supplemented in accordance with the Plan of Arrangement, is hereby authorized, approved and adopted;

3.

the arrangement agreement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement Agreement”) dated April 15, 2019 between the Corporation and the Bellatrix Subsidiary, set forth in Appendix H to the Information Circular, is hereby authorized and approved and the action of the directors of the Corporation in approving the Arrangement Agreement and the Arrangement and the actions of the directors of the Corporation in executing and delivering the Arrangement Agreement and causing the performance by the Corporation of its obligations thereunder, is hereby ratified, authorized and approved;

4.

notwithstanding the passing of this resolution or the passing of similar resolutions or the approval of the Ontario Superior Court of Justice (Commercial List), the board of directors of the Corporation, without further notice to, or approval of, the securityholders and/or debtholders of the Corporation, are hereby authorized and empowered to: (i) amend the Arrangement Agreement, the Support Agreements (as such term is defined in the Information Circular) or the Plan of Arrangement, to the extent permitted by their respective terms; and (ii) subject to the terms of the Arrangement Agreement, the Support Agreements and the Plan of Arrangement, to determine not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA;

5.

any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed and delivered, articles of arrangement and any and all other documents, agreements and instruments and to perform, or cause to be performed, all such other acts and things, as in such person’s opinion may be necessary or desirable to give full effect to these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the doing of any such act or thing; and

6.

notwithstanding the foregoing, the directors of the Corporation are hereby authorized, without further approval of or notice, but subject to the Support Agreements and the Plan of Arrangement, to revoke this special resolution.”

B-1

APPENDIX C

TO THE MANAGEMENT INFORMATION CIRCULAR OF BELLATRIX EXPLORATION LTD.

DATED APRIL 18, 2019

SHAREHOLDERS’ RESOLUTIONS

Continuance Resolution

“BE IT RESOLVED, as a special resolution that:

1.	the continuance of Bellatrix Exploration Ltd. (the “Corporation”) into the federal jurisdiction of Canada under the Business Corporations Act (Alberta) (the “ABCA”) be and is authorized and approved;

2.

the Corporation make an application to the Director (the “CBCA Director”) appointed under the Canada Business Corporations Act (the “CBCA”) for a certificate of continuance continuing the Corporation as a corporation to which the CBCA applies and in connection therewith make an application to the Registrar of Corporations, Alberta (the “ABCA Registrar”) for authorization to apply for a certificate of continuance under the CBCA and for a certificate of discontinuance under the ABCA;

3.

the articles of continuance of the Corporation shall be in the form attached as Appendix D to the management information circular of the Corporation dated April 18, 2019 (the “Information Circular”), with such technical amendments, deletions or alterations as may be considered necessary or advisable by any officer of the Corporation in order to ensure compliance with the provisions of CBCA, as the same may be amended, and the requirements of the CBCA Director thereunder;

4.

subject to the issuance of such certificate of continuance by the CBCA Director and the ABCA Registrar providing a certificate of discontinuance, and without affecting the validity of the incorporation or existence of the Corporation by and under its articles or of any act done thereunder, the Corporation is authorized to approve and adopt, in substitution for the existing articles of the Corporation, the articles of continuance attached as Appendix D to the Information Circular, with any amendments, deletions or alterations made pursuant to paragraph 3;

5.

subject to the issuance of such certificate of continuance by the CBCA Director and the ABCA Registrar providing a certificate of discontinuance, the Corporation is authorized to approve and adopt the New By-Laws in the form attached as Appendix E to the Information Circular;

6.

the board of directors of the Corporation is authorized, in its sole discretion, to abandon the application for a certificate of continuance continuing the Corporation as a corporation to which the CBCA applies, or determine not to proceed with the continuance, without further approval of the shareholders of the Corporation any time prior to the endorsement by the CBCA Director of a certificate of continuance; and

7.

any officer or director of the Corporation is authorized, for and on behalf of the Corporation, to execute and deliver such documents and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement this special resolution and the matters authorized hereby including, without limitation, the execution and filing of articles of continuance and any forms prescribed or contemplated by the CBCA with the CBCA Director and the execution and filing with the ABCA Registrar of an application to continue in another jurisdiction and evidence of the continuation under CBCA and delivery of such documents or instruments and the taking of any such actions necessary for the ABCA Registrar to issue a certificate of discontinuance under the ABCA.”

Stated Capital Reduction Resolution

“BE IT RESOLVED, as a special resolution that:

1.	pursuant to subsection 38(1) of the Canada Business Corporations Act, the stated capital in respect of the common shares of Bellatrix Exploration Ltd. (the “Corporation”) be reduced by $800,000,000;

2.

any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed and delivered, any and all documents, agreements and instruments and to perform, or cause to be performed, all such other acts and things, as in such person’s opinion may be necessary or desirable to give full effect to these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the doing of any such act or thing.”

Warrant Transactions Resolution

“BE IT RESOLVED, as an ordinary resolution that:

3.

the amendment of the Second Lien Exchange Warrants (as defined in the management information circular of the Corporation dated April 18, 2019) resulting in an exercise price that is less than the market price of the underlying common shares of the Corporation is hereby approved;

4.

the issuance of 1,78,812 warrants, on the same terms as the amended Second Lien Exchange Warrants, having an exercise price per common share of the Corporation that is less than the market price of such common shares, is hereby approved; and

5.

any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed and delivered, any and all documents, agreements and instruments and to perform, or cause to be performed, all such other acts and things, as in such person’s opinion may be necessary or desirable to give full effect to these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the doing of any such act or thing.”

Shareholders’ Arrangement Resolution

“BE IT RESOLVED, as a special resolution that:

1.

the arrangement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”) of Bellatrix Exploration Ltd. (the “Corporation”) and 11260049 Canada Limited (the “Bellatrix Subsidiary”) as more particularly described and set forth in the Plan of Arrangement set forth in Appendix I to the management information circular of the Corporation dated April 18, 2019 (the “Information Circular”), be and is hereby authorized, approved and adopted;

2.	the Plan of Arrangement, as it has been or may be amended, modified or supplemented in accordance with the Plan of Arrangement, is hereby authorized, approved and adopted;

3.

the arrangement agreement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement Agreement”) dated April 15, 2019 between the Corporation and the Bellatrix Subsidiary, set forth in Appendix H to the Information Circular, is hereby authorized and approved and the action of the directors of the Corporation in approving the Arrangement Agreement and the Arrangement and the actions of the directors of the Corporation in executing and delivering the Arrangement Agreement and causing the performance by the Corporation of its obligations thereunder, is hereby ratified, authorized and approved;

4.

notwithstanding the passing of this resolution or the passing of similar resolutions or the approval of the Ontario Superior Court of Justice (Commercial List), the board of directors of the Corporation, without further notice to, or approval of, the securityholders and/or debtholders of the Corporation, are hereby authorized and empowered to: (i) amend the Arrangement Agreement, the Support Agreements (as such term is defined in the Information Circular) or the Plan of Arrangement, to the extent permitted by their respective terms; and (ii) subject to the terms of the Arrangement Agreement, the Support Agreements and the Plan of Arrangement, to determine not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA

5.

in connection with the Arrangement, the issuance of Common Shares of the Corporation, which: (i) will materially affect control of the Corporation by creating a holding or holdings in excess of 20% of the Corporation’s voting securities; (ii) exceeds 25% of the issued and outstanding equity securities and are to be issued at a price that is less than the market price; and (iii) will be issued at a price per share that is lower than the discount to the market price permitted by the Toronto Stock Exchange, is hereby approved;

6.

any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed and delivered, articles of arrangement and any and all other documents, agreements and instruments and to perform, or cause to be performed, all such other acts and things, as in such person’s opinion may be necessary or desirable to give full effect to these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the doing of any such act or thing; and

7.

notwithstanding the foregoing, the directors of the Corporation are hereby authorized, without further approval of or notice, but subject to the Support Agreements and the Plan of Arrangement, to revoke this special resolution.”

Unallocated Award Resolution

“BE IT RESOLVED, as an ordinary resolution that:

1.	all common shares, rights, or other entitlements issuable pursuant to unallocated awards under the Corporation’s incentive award plan are hereby approved until May 23, 2022; and

2.

any one director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver all other documents, and do all such acts and things, as may be necessary or desirable in connection with the foregoing resolution.”

Say-on-Pay Resolution

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of Bellatrix Exploration Ltd. (the “Corporation”), that the shareholders accept the approach to executive compensation as disclosed in the “Statement of Executive Compensation” section in the management information circular of the Corporation dated April 18, 2019.”

APPENDIX D

TO THE MANAGEMENT INFORMATION CIRCULAR OF BELLATRIX EXPLORATION LTD.

DATED APRIL 18, 2019

ARTICLES OF CONTINUANCE

D-1

Canada Business Corporations Act (CBCA)

FORM 11

ARTICLES OF CONTINUANCE

(Section 187)

1 - Corporate name

BELLATRIX EXPLORATION LTD.

2 - The province or territory in Canada where the registered office is situated (do not indicate the full address)

Alberta

3 - The classes and any maximum number of shares that the corporation is authorized to issue

SEE SCHEDULE “A” ATTACHED HERETO

4 - Restrictions, if any, on share transfers

NONE

5 - Minimum and maximum number of directors (for a fixed number of directors, indicate the same number in both boxes)

Minimum number 1                                         Maximum number 15

6 - Restrictions, if any, on the business the corporation may carry on

NONE

7 a) - If change of name effected, previous name

N/A

7 b) - Details of incorporation

Result of amalgamation registered 2013/12/11

8 - Other provisions, if any

SEE SCHEDULE “B” ATTACHED HERETO.

9 - Declaration

I hereby certify that I am a director or an authorized officer of the corporation continuing into the CBCA.

Print name	Signature

Note:

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA).

ISED-ISDE 3247E (2016/11) Page 1 of 2

SCHEDULE “A”

SHARE PROVISIONS

Bellatrix Exploration Ltd. (the “Corporation”) is authorized to issue an unlimited number of common shares (“Common Shares”) and 95,978,621 Preferred Shares (the “Preferred Shares”), which Common Shares and Preferred Shares shall have the following rights, privileges, restrictions and conditions:

COMMON SHARES

The rights, privileges, restrictions and conditions attaching to the Common Shares shall be as follows:

Voting

Holders of Common Shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Corporation. Each Common Share shall entitle the holder thereof to one vote.

Dividends

Subject to the preferences accorded to holders of any shares of the Corporation ranking senior to the Common Shares from time to time with respect to the payment of dividends, holders of Common Shares shall be entitled to receive if, as and when declared by the board of directors of the Corporation (the “Board”), and exclusive of any other shares of the Corporation, such dividends as may be declared thereon by the Board from time to time. Such dividends shall be paid out of money, assets or property of the Corporation properly applicable to the payment of dividends, or out of authorized but unissued shares of the Corporation, as applicable.

Liquidation, Dissolution or Winding-Up

In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a “Distribution”), holders of Common Shares shall be entitled, subject to the preferences accorded to holders of any shares of the Corporation ranking senior to the Common Shares from time to time with respect to payment on a Distribution, to share equally, share for share, in the remaining property of the Corporation.

PREFERRED SHARES

The rights, privileges, restrictions and conditions attaching to the Preferred Shares shall be as follows:

Issuance in Series

Subject to the filing of Articles of Amendment in accordance with the Canada Business Corporations Act(the “CBCA”), the Board may at any time and from time to time issue the Preferred Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof and subject to the limitations set out above and herein, be determined by the Board.

Subject to the filing of Articles of Amendment in accordance with the CBCA and the provisions set out herein, the Board may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of Preferred Shares.

Ranking and Priority

Each series of Preferred Shares will be entitled to priority over the common shares of the Corporation (the “Common Shares”) and any other shares of the Corporation ranking junior to the Preferred Shares with respect to priority in the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, and any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. The Preferred Shares of any series may also be given such other preferences, not inconsistent with the provisions hereof, over the Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares, as may be determined by the Board.

Parity Among Series

Each series of Preferred Shares will rank on a parity with every other series of Preferred Shares with respect to priority in the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, and any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

Participation Upon Liquidation, Dissolution or Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Preferred Shares will be entitled to receive from the assets of the Corporation any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of capital which are not paid in full in respect of any Preferred Shares, before any amount is paid or any assets of the Corporation are distributed to the holders of any Common Shares or shares of any other class ranking junior to the Preferred Shares. After payment to the holders of the Preferred Shares of the amount so payable to them as above provided they will not be entitled to share in any further distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Dividends

The holders of each series of Preferred Shares will be entitled to receive dividends (which may be cumulative or non-cumulative and variable or fixed) as and when declared by the Board on such series of Preferred Shares.

Conversion

The Preferred Shares may be convertible into Common Shares or another series of Preferred Shares provided that the maximum number of Common Shares that may be issuable upon conversion of all series of Preferred Shares shall be limited to 38,391,448 Common Shares.

Redemption

Each series of Preferred Shares may be redeemable by the Corporation on such terms as may be determined by the Board.

Voting

Holders of any series of Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Preferred Shares or a series thereof) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation, unless the Board determines otherwise, in which case voting rights will only be provided in circumstances where the Corporation has failed to pay a certain number of dividends on such series of Preferred Shares, which determination and number of dividends and any other terms in respect of such voting rights, will be determined by the Board and set out in the designations, rights, privileges, restrictions and conditions of such series of Preferred Shares.

SCHEDULE B

Other Provisions

(a) The directors of the corporation may, without authorization of the shareholders:

(i) borrow money on the credit of the Corporation;

(ii) issue, reissue, sell or pledge debt obligations of the Corporation;

(iii) subject to the Canada Business Corporations Act, give a guarantee on behalf of the Corporation;

(iv) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

(b) The directors may, by resolution, delegate the powers referred to in subsection (a) hereof to a director, a committee of directors or an officer.

(c) The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting of the Corporation.

(d) Meetings of the shareholders may be held at any place within Alberta or at any of the following cities: Vancouver, British Columbia; Victoria, British Columbia; Winnipeg, Manitoba; Toronto, Ontario; Ottawa, Ontario; Montreal Quebec; or Halifax, Nova Scotia.

APPENDIX E

TO THE MANAGEMENT INFORMATION CIRCULAR OF BELLATRIX EXPLORATION LTD.

DATED APRIL 18, 2019

NEW BY-LAWS

E-1

BY-LAWS

BY-LAW NO. 1 RELATING GENERALLY TO THE CONDUCT OF THE AFFAIRS OF

BELLATRIX EXPLORATION LTD.

CONTENTS

Article	Subject

One	Interpretation
Two	Business of the Corporation
Three	Directors
Four	Committees
Five	Protection of Directors and Officers
Six	Shares
Seven	Dividends
Eight	Meetings of Shareholders
Nine	Notices
Ten	Effective Date and Repeal

IT IS HEREBY ENACTED as By-law No. 1 of Bellatrix Exploration Ltd. (the “Corporation”) as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In the by-laws of the Corporation, unless the context otherwise requires:

(a)	“Act” means the Canada Business Corporations Act, and any statute that may be substituted therefor, as from time to time amended;

(b)	“articles” means the articles attached to the Certificate of Incorporation of the Corporation as from time to time amended or restated;

(c)	”board” means the board of directors of the Corporation;

(d)	”by-laws” means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(e)	“meeting of shareholders” means any meeting of shareholders, including any meeting of one or more classes or series of shareholders;

(f)

“recorded address” means, in the case of a shareholder, the address as recorded in the securities register; in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding; and, in the case of a director, officer, auditor or member of a committee of the board, his or her latest address as recorded in the records of the Corporation; and

(g)	“signing officer” means any person authorized to sign any document on behalf of the Corporation pursuant to these by-laws or by a resolution of the board.

Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein; and words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

1.2	Conflict with the Act or the Articles

To the extent of any conflict between the provisions of the by-laws and the provisions of the Act or the articles, the provisions of the Act or the articles shall govern.

1.3	Headings

The headings used throughout the by-laws are inserted for convenience of reference only and are not to be used as an aid in the interpretation of the by-laws.

1.4	Invalidity of any Provision of By-laws

The invalidity or unenforceability of any provision of the by-laws shall not affect the validity or enforceability of the remaining provisions of the by-laws.

ARTICLE 2

BUSINESS OF THE CORPORATION

2.1	Corporate Seal

The corporate seal of the Corporation, if any, shall be in such form as the board may from time to time by resolution approve.

2.2	Financial Year

The financial year of the Corporation shall end on such date in each year as the board may from time to time by resolution determine.

2.3	Execution of Instruments

Agreements, contracts, deeds, transfers, assignments, obligations, certificates and other instruments may be signed on behalf of the Corporation by two directors or officers of the Corporation. In addition, the board may from time to time direct the manner in which and the person or persons by whom any instrument or instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same. Notwithstanding the foregoing, the Corporate Secretary of the Corporation, acting alone, may certify the accuracy and subsisting nature of minutes (or extracts thereof) of any meetings of shareholders, other security holders, directors and committees of the Board, or any written resolution adopted in lieu of such meeting.

2.4	Banking Arrangements

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be authorized by the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

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2.5	Voting Rights in Other Bodies Corporate

The signing officers may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the persons executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board or, failing the board, the signing officers may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.6	Insider Trading Reports and Other Filings

Any one officer or director of the Corporation may execute and file on behalf of the Corporation insider trading reports and other filings of any nature whatsoever required under applicable corporate or securities laws.

ARTICLE 3

DIRECTORS

3.1	Advanced Notice

(a)

Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the Board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors. Such nominations may be made in the following manner:

(i)	by or at the direction of the Board, including pursuant to a notice of meeting;

(ii)

by or at the direction or request of one or more shareholders of the Corporation pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of a meeting of the shareholders of the Corporation made in accordance with the provisions of the Act; or

(iii)

by any person (a “Nominating Shareholder”) who: (i) at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this Article 3.2 and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Corporation; and (ii) complies with the notice procedures set forth below in this Article 3.2.

(b)

In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with Article 3.2(c) below) and in proper written form (in accordance with Article 3.2(d) below) to the Corporate Secretary of the Corporation at the principal executive offices of the Corporation.

(c)	To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must be made:

(i)

in the case of an annual meeting of shareholders, not later than the close of business on the 30th day before the date of the meeting; provided, however, if the first public announcement made by the Corporation of the date of the meeting (the “Notice Date”) is less than 50 days prior to the meeting date, not later than the close of business on the 10th day following the Notice Date; and

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(ii)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the Board, not later than the close of business on the 15th day following the Notice Date, provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described in Article 3.2(c)(i) or 3(c)(ii), and the Notice Date in respect of the meeting is not less than 50 days before the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the date of the applicable meeting. In the event of an adjournment or postponement of an annual meeting or special meeting of shareholders or any announcement thereof, a new time period shall commence for the giving of a notice.

(d)	To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must set forth:

(i)

as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (i) the name, age, business address and residential address of the person; (ii) the principal occupation, business or employment of the person for the most recent five years, and the name and principal business of any company in which any such employment is carried on; (iii) the citizenship of such person; (iv) the number of securities of each class or series of securities in the capital of the Corporation which are owned beneficially or of record by the person or under the control or direction, directly or indirectly, of the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (v) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

(ii)

as to the Nominating Shareholder giving the notice: (i) the name and address of such Nominating Shareholder, as they appear on the securities register of the Corporation; (ii) the number of securities of each class or series of securities of the Corporation owned of record and beneficially by, or under the control or direction of, directly or indirectly, such Nominating Shareholder; (iii) full particulars regarding any agreement, arrangement or understanding with respect to the nomination between or among such Nominating Shareholder, any of their respective affiliates or associates, and any others acting jointly or in concert with any of the foregoing, including the nominee; (iv) full particulars regarding any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the notice by, or on behalf of, such Nominating Shareholder, whether or not such instrument or right shall be subject to settlement in underlying securities of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such Nominating Shareholder with respect to securities of the Corporation; (v) full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct or control the voting of any securities of the Corporation; and (vi) any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

All information to be provided in a Nominating Shareholder’s notice pursuant to this Article 3.2 shall be provided as of the date of such notice. A Nominating Shareholder’s notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the meeting record date.

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(e)

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Article 3.2; provided, however, that nothing in this Article 3.2 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or the discretion of the Chairperson of the meeting. The Chairperson of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(f)	For purposes of this Article 3.2:

(i)

“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

(ii)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

(g)

Any notice given to the Corporate Secretary of the Corporation pursuant to this Article 3.2 may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Corporate Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Corporate Secretary at the address of the principal executive offices of the Corporation, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

(h)	The Board may, in its sole discretion, waive any requirement of this Article 3.2.

(i)

This Article 3.2 is subject to, and should be read in conjunction with, the Act and the articles. If there is any conflict or inconsistency between any provision of the Act or the articles and any provision of this Article 3.2, the provision of the Act or the articles will govern.

3.2	Calling and Notice of Meetings

Meetings of the board shall be called and held at such time and at such place as the board, the Chairman of the Board, the chief executive officer or any two directors may determine, and the Corporate Secretary or any other officer shall give notice of meetings when directed or authorized by such persons. Notice of each meeting of the board shall be given in the manner provided in the Act to each director not less than 24 hours before the time when the meeting is to be held, provided that, if a quorum of directors is present, the board may without notice hold a meeting immediately following an annual meeting of shareholders. Notice of a meeting of the board may be given verbally, in writing or by electronic means, telephone or any other means of communication. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting, except where required by the Act. Notwithstanding the foregoing, the board may from time to time fix a day or days in any month or months for regular meetings of the board at a place and hour to be named, in which case, provided that a copy of any such resolution is sent to each director forthwith after being passed and forthwith after each director’s appointment, no other notice shall be required for any such regular meeting except where the Act requires specification of the purpose or the business to be transacted thereat.

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Notice of any meeting of directors or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any director verbally at a meeting of the board, in writing or by electronic means to the Corporation or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a director at any meeting of directors is a waiver of notice of such meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

3.3	Place of Meetings

Meetings of the board may be held at any place in or outside Canada. A director who attends a meeting of directors, in person or by electronic means, telephone or other communication facilities that permit all persons participating in the meeting to hear each other, is deemed to have consented to the location of the meeting except when the director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

3.4	Meetings by Electronic Means

A director may participate in a meeting of the board or of a committee of the board by electronic means, telephone or other communication facilities that permit all persons participating in the meeting to hear each other. A director participating in such a meeting in such manner shall be considered present at the meeting and at the place of the meeting and all other directors shall be deemed to have consented to such electronic means of participation.

3.5	Quorum

The quorum for the transaction of business at any meeting of the board shall consist of a majority of directors.

3.6	Chairman

The chairman of any meeting of the board shall be Chairman of the Board. If the Chairman of the Board is not present, the directors present shall choose one of their number to be chairman. The Corporate Secretary of the Corporation shall act as secretary at any meeting of the board, and if the Corporate Secretary of the Corporation is absent, the chairman of the meeting shall appoint a person, who need not be a director, to act as secretary of the meeting.

3.7	Action by the Board

At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote. The powers of the board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the directors who would be entitled to vote on that resolution at a meeting of the board. Resolutions in writing may be signed in counterparts. Resolutions in writing shall become effective on the date set forth therein.

3.8	Adjourned Meeting

Any meeting of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place. The adjourned meeting shall be duly constituted if a quorum is present and if it is held in accordance with the terms of the adjournment. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

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3.9	Remuneration and Expenses

The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for reasonable travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

3.10	Officers

The board from time to time may appoint one or more officers of the Corporation and, without prejudice to rights under any employment contract, may remove any officer of the Corporation. The powers and duties of each officer of the Corporation shall be those determined from time to time by the board and, in the absence of such determination, shall be those usually incidental to the office held.

3.11	Agents and Attorneys

The board shall have the power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the power to sub delegate) as may be thought fit.

ARTICLE 4

COMMITTEES

4.1	Transaction of Business

The powers of any committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. At all meetings of committees every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote. Resolutions in writing may be signed in counterparts. Resolutions in writing shall become effective on the date set forth therein.

4.2	Procedure

Unless otherwise determined by the board, a quorum for meetings of any committee shall be a majority of its members, each committee shall have the power to appoint its chairman and the rules for calling, holding, conducting and adjourning meetings of the committee shall be the same as those governing the board. Each member of a committee shall serve during the pleasure of the board of directors and, in any event, only so long as he or she shall be a director. The directors may fill vacancies in a committee by appointment from among their members. Provided that a quorum is maintained, the committee may continue to exercise its powers notwithstanding any vacancy among its members.

ARTICLE 5

PROTECTION OF DIRECTORS AND OFFICERS

5.1	Limitation of Liability

No director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or with which any moneys, securities or effects shall be lodged

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or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets of or belonging to the Corporation or for any other loss, damage or misfortune whatsoever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto unless the same shall happen by or through his or her failure to exercise the powers and to discharge the duties of his or her office honestly, in good faith and with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

5.2	Indemnity

The Corporation hereby indemnities, to the maximum extent permitted under the Act, each director and officer and each former director and officer, and may indemnify a person who acts or acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and their heirs and legal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Corporation or such body corporate.

5.3	Insurance

The Corporation may purchase and maintain insurance for the benefit of any person against any liability incurred by him or her:

(a)

in his or her capacity as a director or officer of the Corporation, except where the liability relates to his or her failure to act honestly and in good faith with a view to the best interests of the Corporation; or

(b)

in his or her capacity as a director or officer of another body corporate where he or she acts or acted in that capacity at the Corporation’s request, except where the liability relates to his or her failure to act honestly and in good faith with a view to the best interests of the body corporate.

ARTICLE 6

SHARES

6.1	Non-recognition of Trusts

Subject to the provisions of the Act, the Corporation may treat as the absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation’s records or on the share certificate.

6.2	Joint Shareholders

If two or more persons are registered as joint holders of any share:

(a)	the Corporation shall record only one address on its books for such joint holders; and

(b)	the address of such joint holders for all purposes with respect to the Corporation shall be their recorded address,

and any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8

ARTICLE 7

DIVIDENDS

7.1	Dividend Cheques

A dividend payable in cash shall be paid by cheque of the Corporation or of any dividend paying agent appointed by the board, to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the shareholder’s recorded address, unless such holder otherwise directs and the Corporation agrees to follow such direction. In the case of joint holders the cheque shall, unless such joint holders otherwise direct and the Corporation agrees to follow such direction, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

7.2	Non-receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

7.3	Unclaimed Dividends

Any dividend unclaimed after the last business day prior to the third anniversary the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation and shall have been deemed to be transferred to the Corporation on such date.

ARTICLE 8

MEETINGS OF SHAREHOLDERS

8.1	Chairman, Secretary and Scrutineers

The chairman of any meeting of shareholders, who need not be a shareholder of the Corporation, shall be the first of the Chairman of the Board or an officer who is present at the meeting (in order of seniority). If no such officer is present and willing to act as chairman within fifteen minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. The chairman shall conduct the proceedings at the meeting in all respects and Chairman’s decision in any matter or thing, including, but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any instruments of proxy and any question as to the admission or rejection of a vote, shall be conclusive and binding upon the shareholders. The secretary of any meeting of shareholders shall be the Corporate Secretary of the Corporation, provided that, if the Corporation does not have a Corporate Secretary or if the Corporate Secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. The board may from time to time appoint in advance of any meeting of shareholders one or more persons to act as scrutineers at such meeting and, in the absence of such appointment, the chairman may appoint one or more persons to act as scrutineers at any meeting of shareholders. Scrutineers so appointed may, but need not be, shareholders, directors, officers or employees of the Corporation.

8.2	Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be:

(a)	those entitled to vote at such meeting;

9

(b)	the directors, officers and auditors of the Corporation;

(c)	others who, although not entitled to vote, are entitled or required under any provision of the Act, the articles or the by-laws to be present at the meeting;

(d)	legal counsel to the Corporation when invited by the Corporation to attend the meeting; and

(e)	any other person on the invitation of the chairman or with the consent of the meeting.

8.3	Quorum

A quorum for the transaction of business at any meeting of shareholders shall be at least two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or representative for a shareholder so entitled, and representing in the aggregate not less than 25% of the outstanding shares of the Corporation carrying voting rights at the meeting, provided that, if there should be only one shareholder of the Corporation entitled to vote at any meeting of shareholders, the quorum for the transaction of business at the meeting of shareholders shall consist of the one shareholder.

8.4	Representatives

The authority of an individual to represent a body corporate or association at a meeting of shareholders of the Corporation shall be established by depositing with the Corporation a certified copy of the resolution of the directors or governing body of the body corporate or association, as the case may be, granting such authority, or in such other manner as may be satisfactory to the chairman of the meeting.

8.5	Action by Shareholders

The shareholders shall act by ordinary resolution unless otherwise required by the Act, articles or by-laws. In case of an equality of votes either upon a show of hand or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

8.6	Show of Hands

Upon a show of hands every persons who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

8.7	Ballots

A ballot required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which they are entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

8.8	Meetings by Electronic Means

With the consent of the chairman of the meeting or the consent (as evidenced by a resolution) of the persons present and entitled to vote at the meeting, a shareholder or any other person entitled to attend a meeting of shareholders may participate in the meeting by electronic means, telephone or other communication facilities that

10

permit all persons participating in the meeting to hear each other, and a person participating in such a meeting by those means shall be considered present at the meeting and at the place of the meeting.

ARTICLE 9

NOTICES

9.1	Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

9.2	Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom the shareholder derives title to such share prior to the shareholder’s name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which the shareholder became so entitled) and prior to such person furnishing to the Corporation the proof of authority or evidence of the shareholder’s entitlement prescribed by the Act.

ARTICLE 10

EFFECTIVE DATE AND REPEAL

10.1	Effective Date

This by-law shall come into force upon the continuance of the Corporation under the Act.

10.2	Repeal

All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles (as defined in the Act) or predecessor charter documents of the Corporation obtained pursuant to, any such bylaw prior to its repeal.

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APPENDIX F

TO THE MANAGEMENT INFORMATION CIRCULAR OF BELLATRIX EXPLORATION LTD.

DATED APRIL 18, 2019

COMPARISON OF SHAREHOLDER RIGHTS

CBCA

If the Continuance is approved and completed, Bellatrix will be governed by the CBCA instead of the ABCA. While the rights of shareholders under the CBCA are broadly similar to those under the ABCA, there are a number of variations in the rights afforded to shareholders under the two pieces of legislation. The following is a summary of certain similarities and differences between the CBCA and the ABCA on matters pertaining to shareholder rights. This summary is not exhaustive and is of a general nature only and is not intended to be, and should not be construed to be, legal advice to Shareholders. Accordingly, Shareholders should consult their professional advisors with respect to the detailed provisions of the CBCA and their rights under it.

Board of Directors

Under the ABCA, at least one-quarter of a corporation’s directors, and at least one-quarter of the members of any committee of directors, must be resident Canadians. Under the CBCA, at least one-quarter of a corporation’s directors must be resident Canadians; however, there is no similar requirement for committees of directors.

Place of Meetings

The ABCA provides that a meeting may be held outside Alberta where all shareholders entitled to vote at such a meeting so agree. The CBCA provides that a meeting of shareholders may be held outside Canada if the place is specified in the articles or where all the shareholders entitled to vote at such a meeting so agree.

Financial Assistance

The ABCA requires disclosure of financial assistance given by a corporation to shareholders or directors of the corporation or its affiliates, or to any of their associates, and in connection with the purchase of shares of the corporation or an affiliated corporation. The CBCA has no such requirement.

Shareholder Proposals

Both the ABCA and the CBCA provide for shareholder proposals. Under the CBCA, a registered or beneficial owner of shares entitled to be voted at a meeting may submit a proposal, although the registered or beneficial shareholder must either: (i) have owned for six months not less than 1% of the total number of voting shares or voting shares with a fair market value of a least $2,000, or (ii) have the support of persons who have owned for six months not less than 1% of the total number of voting shares or voting shares with a fair market value of at least $2,000.

Record Date for Voting

The ABCA permits a transferee of Common Shares after the record date for a shareholder meeting, not later than 10 days before the shareholder meeting, to establish a right to vote at the meeting by providing evidence of ownership of Common Shares and demanding that the transferee’s name be placed on the voting list in place of the transferor. The CBCA does not have an equivalent provision.

Rights of Dissent

Under both the ABCA and the CBCA, shareholders have substantially the same rights of dissent if a corporation resolves to effect certain fundamental changes. However, under the CBCA, the corporation must, within ten days of

F-1

the resolution to which the shareholder dissents being adopted, send notice to the dissenting shareholder. The dissenting shareholder, within 20 days of receiving notice from the corporation or, if such notice was not received, within 20 days after learning that the resolution has been adopted, must send the corporation notice of his demand for payment of the fair value of his shares, the number and class of shares in respect of which the shareholder dissents and his relevant personal information. Within 30 days of this notice, the dissenting shareholder must send the corporation, or its transfer agent, his share certificates. No more than seven days after the later of the day on which the resolution is effective and the day the corporation receives notice from the dissenting shareholder, the corporation must make an offer to pay. The corporation or the dissenting shareholder may apply to the court to fix a fair value for the shares of the dissenting shareholder.

Under the ABCA, a dissenting shareholder may send a corporation a written objection to a resolution affecting a fundamental change at or before any meeting of shareholders at which the resolution is to be voted on. Once the resolution is adopted the dissenting shareholder may make application to the court to fix the fair value of his shares. If an application is made to the court, the corporation must send an offer to pay to each dissenting shareholder an amount considered by the directors to be the fair value of the shares. The dissenting shareholder may accept the offer to pay from the corporation or wait for an order from the court fixing the fair value of the shares. The dissent rights under the ABCA apply to the Continuance Resolution. See “Description of Recapitalization – Continuance of Bellatrix from Alberta to Canada – Continuance Right of Dissent”.

Sale of Property

Under both the ABCA and the CBCA, any proposed sale, lease or exchange of all or substantially all of the property of a corporation, other than in the ordinary course of business, must be approved by a special resolution passed by not less than two-thirds of the votes cast by shareholders voting in person or by proxy at a meeting of shareholders. The holder of shares of a class or series of shares of a corporation are entitled to vote separately as a class or series in respect of such a sale, lease or exchange if that class or series is affected by the sale, lease or exchange in a manner different from the shares of another class or series.

Amendments to the Articles of the Corporation

Under both the ABCA and the CBCA, certain fundamental changes to the articles of a corporation, such as an alteration of any restrictions on the business carried on by the corporation, changes in the name of the corporation, increases or decreases in the authorized capital, the creation of any new classes of shares and changes in the jurisdiction of incorporation, must be approved by a special resolution passed by a majority of not less than two- thirds of the votes cast by shareholders voting in person or by proxy at a meeting of the shareholders of the corporation.

Oppression Remedies

Under the ABCA and the CBCA, a shareholder, former shareholder, director, former director, officer or former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, may apply to a court to rectify the matters complained of where in respect of a corporation or any of its affiliates: (i) any act or omission of a corporation or its affiliates effects a result; (ii) the business or affairs of a corporation or any of its affiliates are or have been carried on or conducted in a manner; or (iii) the powers of a corporation or any of its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any securityholder, creditor, director or officer.

Shareholders’ Derivative Action

Under the ABCA and the CBCA, a shareholder, former shareholder, director, former director, officer or former officer of a corporation or its affiliates who, in the discretion of the court, is a proper person to do so, may apply for the court’s leave to: (i) bring a derivative action in the name and on behalf of a corporation or any of its subsidiaries; or (ii) intervene in the action to which a corporation or any of its subsidiaries is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of a corporation or the subsidiary.

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APPENDIX G

TO THE MANAGEMENT INFORMATION CIRCULAR OF BELLATRIX EXPLORATION LTD.

SECTION 191 OF THE ABCA

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1) amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or (e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder’s right to dissent.

(6) An application may be made to the Court after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied with a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c) fixing the time within which the corporation must pay that amount to a shareholder, and

(d) fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the shareholder’s dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.

APPENDIX H

TO THE MANAGEMENT INFORMATION CIRCULAR OF BELLATRIX EXPLORATION LTD.

DATED APRIL 18, 2019

ARRANGEMENT AGREEMENT

H-1

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of the 15th day of April, 2019 (the “Agreement”).

AMONG:

BELLATRIX EXPLORATION LTD., a corporation governed by the laws of Alberta

(“Bellatrix”)

– and –

11260049 Canada Limited, a corporation incorporated under the laws of

Canada

(the “Bellatrix Subsidiary”)

RECITALS:

A. Bellatrix and the Bellatrix Subsidiary intend to apply to the Ontario Superior Court of Justice (Commercial List) (the “Court”) for an order approving the arrangement (the “Arrangement”), pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”), as set forth in the plan of arrangement (as may be amended, modified and/or supplemented in accordance with its terms, the “Plan of Arrangement”) a copy of which is attached hereto as Schedule “A”; and

B. Bellatrix and the Bellatrix Subsidiary (collectively, the “Parties”) wish to enter into this Agreement to formalize certain matters relating to the foregoing and other matters relating to the Plan of Arrangement;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the premises and the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.01	Definitions

All capitalized terms not defined in this Agreement shall have the meaning ascribed to them in the Plan of Arrangement.

1.02	Interpretation Not Affected by Headings

The division of this Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.03	Article References

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and schedules are to articles, sections and schedules of this Agreement.

1.04	Incorporation of Schedules

The following schedules are incorporated into and form an integral part of this Agreement:

SCHEDULE A – Plan of Arrangement

1.05	Extended Meanings

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, bodies corporate, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

1.06	Date for any Action

In the event that any date on which any action required to be taken hereunder by any of the Parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.07	Entire Agreement

This Agreement, together with the schedules attached hereto, constitutes the entire agreement among the Parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

1.08	Governing Law

This Agreement will be governed by, interpreted and enforced in accordance with the laws of the province of Ontario and the federal laws of Canada. All questions as to the interpretation or application of this Agreement and all proceedings taken in connection with this Agreement and its provisions shall be subject to the exclusive jurisdiction of the Court.

ARTICLE 2

THE ARRANGEMENT

2.01	Arrangement

As soon as reasonably practicable or in accordance with the timing contemplated under the Support Agreements, Bellatrix and the Bellatrix Subsidiary shall apply to the Court pursuant to Section 192 of the CBCA for an order approving the Arrangement and in connection with such application shall:

(a)	forthwith proceed with and diligently prosecute an application for the Final Order; and

(b)

subject to obtaining the approvals contemplated in the Plan of Arrangement and such other conditions precedent to the implementation of the Arrangement (as set out herein, in the Plan of Arrangement and the Support Agreements), take steps necessary to submit the Arrangement to the Court and apply for the Final Order.

Subject to the fulfillment or waiver of the conditions set forth herein (including, for certainty, the Plan of Arrangement) and in the Support Agreements, the Parties shall deliver to the CBCA Director, immediately following fulfillment or waiver, as applicable, of such conditions, articles of arrangement and such other documents as may be required to give effect to the Arrangement.

ARTICLE 3

COVENANTS

3.01	General Covenants

Each Party covenants with the other Party that it will, subject to the terms and conditions of the Support Agreements:

(a)

make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them to carry out the full intent and meaning of the Plan of Arrangement and to give effect to the transactions contemplated therein, both prior to and following the Effective Date;

(b)	use all reasonable efforts to cause each of the conditions precedent set forth in Section 5.01 hereof which are within its control to be satisfied on or before the Effective Date; and

(c)	not take any action that would be knowingly contrary with the transactions contemplated by this Agreement and the Plan of Arrangement.

3.02	Additional Covenants of the Parties

Each Party further covenants and agrees that it will, as applicable and subject to the terms and conditions of the Support Agreements:

(a)	submit the Arrangement to the Court and apply for the Final Order;

(b)

perform the obligations and take the actions required to be performed by it under this Agreement, the Plan of Arrangement and the Support Agreements, and do all such other acts and things as may be necessary, or within the reasonable discretion of such Party desirable, and within its power and control in order to carry out and give effect to the transactions contemplated by this Agreement, the Plan of Arrangement and the Support Agreements, including (without limitation) using all reasonable efforts to:

(i)	effect the issuances, deliveries and payments set forth in Sections 3.1 to 3.5 of the Plan of Arrangement;

(ii)	carry out the Effective Date transactions set forth in Section 4.3 of the Plan of Arrangement;

(iii)	obtain the approvals provided for in the Interim Order; (iv) obtain the Final Order; and

(v)	obtain such other material consents, approvals and/or waivers as are necessary for the implementation of the Arrangement;

(c)

upon issuance of the Final Order and subject to the conditions precedent in Article 5 hereof and Section 6.1 of the Plan of Arrangement, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the CBCA Director in accordance with the CBCA; and

(d)	file such materials, together with other disclosure materials required to be filed in accordance with applicable corporate and securities laws, in a timely and expeditious manner.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.01	Representations and Warranties of the Parties

Each Party represents and warrants to the other Party as follows, and acknowledges that the other Party is relying upon such representations and warranties:

(a)

such Party is an entity duly formed and validly existing under the laws of the jurisdiction where it was formed and has the power and capacity to enter into this Agreement, and to perform its obligations hereunder;

(b)

the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby do not and will not, to the best of the knowledge of the officers and employees of such Party who have been involved in the discussions concerning the Plan of Arrangement:

(i)	result in any violation of the provisions of the articles or by-laws or similar organizational documents of such Party; and

(ii)

violate or conflict with any judgment, order, statute, law, ordinance, rule or regulation applicable to such Party or any of its properties or assets, except, in the case for violations or conflicts that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on such Party’s ability to execute and deliver this Agreement and to consummate the transactions contemplated hereby; and

(c)

the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors or applicable governance committee of such Party and this Agreement constitutes a valid and binding obligation of such Party enforceable against it in accordance with its terms.

ARTICLE 5

CONDITIONS PRECEDENT

5.01	Mutual Conditions Precedent

The respective obligations of the Parties to complete the transactions contemplated by this Agreement shall be subject to the fulfilment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which (that are in favour of the Parties) may be waived collectively by them without prejudice to their right to rely on any other condition:

(a)	the conditions precedent set out in Article [6.1] of the Plan of Arrangement shall have been fulfilled, satisfied or waived pursuant to the terms of the Plan of Arrangement; and

(b)	the Parties shall have taken all necessary corporate actions and proceedings in connection with, and in order to give effect to, the Plan of Arrangement.

ARTICLE 6

NOTICES

6.01	Notices

Any notices or communication to be made or given hereunder shall be in writing (including by e-mail) and be made or given by the person making or giving it or by any agent of such person authorized for that purpose by personal delivery, by prepaid courier delivery or by e-mail addressed to the respective Parties as follows:

If to Bellatrix or the Bellatrix Subsidiary:

Bellatrix Exploration Ltd.

Suite 1920, 800 – 5th Avenue S.W.

Calgary, Alberta

T2P 3T6

Attention:     Charles R. Kraus, Executive Vice-President, General Counsel & Corporate Secretary

Email:           chuck.kraus@bxe.com

with a copy to:

Goodmans LLP

333 Bay Street, Suite 3400

Toronto, ON

M5H 2S7

Attention:     Robert J. Chadwick and Caroline Descours

Email:           rchadwick@goodmans.ca

  cdescours@goodmans.ca

or to such other address as any Party may from time to time notify the others in accordance with this Section 6.01. In the event of any strike, lock-out or other event which interrupts postal service in any part of Canada, all notices and communications during such interruption may only be given or made by personal delivery or by e-mail and any notice or other communication given or made by prepaid mail within the five Business Day period immediately preceding the commencement of such interruption, unless actually received, shall be deemed not to have been given or made. All such notices and communications so given or made shall be deemed to have been received, in the case of notice by e-mail or by personal delivery prior to 5:00 p.m. (local time) on a Business Day, when received or if received after 5:00 p.m. (local time) on a Business Day or at any time on a non-Business Day, on the next following Business Day and, in the case of notice mailed as aforesaid, on the fifth Business Day following the date on which such notice or other communication is mailed.

ARTICLE 7

AMENDMENT

7.01	Amendments

This Agreement may, at any time and from time to time, but not later than the Effective Date, be amended in any respect whatsoever by written agreement of the Parties hereto without, subject to applicable law and the Support Agreements, further notice to or authorization on the part of their respective securityholders.

7.02	Termination

This Agreement shall be terminated if an agreement to terminate it is executed and delivered by all Parties, subject to the Support Agreements.

ARTICLE 8

GENERAL

8.01	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

8.02	No Assignment

No Party may assign its rights or obligations under this Agreement without the consent of the other Party.

8.03	Equitable Remedies

All covenants herein and opinions to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors’ rights generally and to the effect that specific performance, being an equitable remedy, may only be ordered at the discretion of the Court.

8.04	Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)

the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

8.05	Time of Essence

Time shall be of the essence in respect of this Agreement.

8.06	Execution in Counterparts

This Agreement may be executed in any number of counterparts, each of which is and is hereby conclusively deemed to be an original and which counterparts collectively are to be conclusively deemed one instrument. A counterpart may be delivered by facsimile, e-mail or other electronic means, which shall be as effective as hand delivery of the original executed counterpart.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first written above.

BELLATRIX EXPLORATION LTD.

Per:	(signed) “Charles R. Kraus”
Name: Charles R. Kraus Title: Executive Vice President, General Counsel and Corporate Secretary

Signature Page to Arrangement Agreement

11260049 CANADA LIMITED

Per:	(signed) “Maxwell A. Lof”
Name: Maxwell A. Lof Title: Executive Vice-President and Chief Financial Officer

Signature Page to Arrangement Agreement

SCHEDULE A

PLAN OF ARRANGEMENT

[See attached]

6899369

Court File No. CV-19-618131-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF BELLATRIX EXPLORATION LTD. AND 11260049 CANADA LIMITED

PLAN OF ARRANGEMENT

●, 2019

(i)

(ii)

PLAN OF ARRANGEMENT

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Plan, unless otherwise stated:

“Additional New Third Lien Notes” means additional new U.S. Dollar third lien notes due 2023 in the aggregate principal amount equal to the amount of the Cash Interest Payment with the same terms as the New Third Lien Notes;

“Alternative Convertible Debenture Transaction” has the meaning given to such term in Section 2.5(a);

“Alternative Convertible Debenture Transaction Common Share Pool” means newly issued Common Shares representing up to 32.5% of the aggregate Common Shares issued and outstanding immediately following the implementation of this Plan;

“Alternative Senior Unsecured Noteholder Group Equity Allocation” means the alternative allocation of New Common Shares for Senior Unsecured Noteholders contemplated in Section 2.6(a);

“Alternative Senior Unsecured Noteholder Group Equity Allocation Conditions” means, in respect of any Alternative Senior Unsecured Noteholder Group Equity Allocation pursuant to Section 2.6(a), a Senior Unsecured Noteholder Group (i) withdrawing the applicable amount of Senior Unsecured Notes to implement such Alternative Senior Unsecured Noteholder Group Equity Allocation from DTC and holding Senior Unsecured Notes in fully registered form prior to the Early Consent Date, (ii) providing to the Applicants or their advisors all information reasonably requested in order to implement the Alternative Senior Unsecured Noteholder Group Equity Allocation (including, where applicable, providing the applicable registration information in respect of the New Second Lien Notes, New Third Lien Notes and/or New Common Shares to be issued in exchange for any Senior Unsecured Notes held in registered form), and (iii) taking such other steps as the Applicants or their advisors may advise are reasonably necessary in order to implement the Alternative Senior Unsecured Noteholder Group Equity Allocation in accordance with applicable Laws;

“Amalgamated Bellatrix” has the meaning given to it in Section 4.3(h);

“Amalgamation” means the amalgamation of Bellatrix and the Bellatrix Subsidiary pursuant to Section 4.3(h);

“Applicants” means, collectively, Bellatrix and the Bellatrix Subsidiary;

“Arrangement” means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan, subject to any amendments, modifications and/or supplements thereto made in accordance with the Arrangement Agreement and this Plan, or otherwise with the consent of the Applicants, the Initial Consenting Noteholders and the Majority Consenting Debentureholders, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated April 15, 2019, among the Applicants, as it may be amended, modified and/or supplemented from time to time;

“Articles of Arrangement” means the articles of arrangement of the Applicants in respect of the Arrangement, in form and substance satisfactory to the Applicants, the Initial Consenting Noteholders and the Majority Consenting Debentureholders, each acting reasonably, that are required to be filed with the CBCA Director in order for the Arrangement to become effective on the Effective Date;

“Bellatrix” means Bellatrix Exploration Ltd.;

“Bellatrix Subsidiary” means 11260049 Canada Limited, a wholly-owned subsidiary of Bellatrix;

“Business Day” means any day, other than a Saturday, Sunday or a statutory or civic holiday, on which banks are generally open for business in Toronto, Ontario; Calgary, Alberta; and New York, New York;

“Canadian Dollars” or “$” means the lawful currency of Canada;

“Cash Interest Payment” means, in respect of the Senior Unsecured Notes, all accrued and unpaid interest, at the contractual non-default rate, outstanding as at the Effective Date, less US$2 million;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

“CBCA Director” means the Director appointed under section 260 of the CBCA;

“CBCA Proceedings” means the proceedings commenced by the Applicants under the CBCA on April 15, 2019 in connection with this Plan;

“CDS” means the CDS Clearing and Depository Services Inc. and its successors and assigns;

“Certificate of Arrangement” means the certificate giving effect to the Arrangement, to be issued by the CBCA Director pursuant to section 192(7) of the CBCA upon receipt of the Articles of Arrangement in respect of the Applicants in accordance with section 262 of the CBCA;

“Circular” means the management information circular of Bellatrix dated April ●, 2019, as it may be amended, modified and/or supplemented from time to time, subject to the terms of the Interim Order or other Order of the Court;

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“Claim” means any right or claim of any Person that may be asserted or made in whole or in part against the applicable Persons, or any of them, in any capacity, whether or not asserted or made, in connection with any indebtedness, liability or obligation of any kind whatsoever, and any interest accrued thereon or costs payable in respect thereof, whether at law or in equity, including by reason of the commission of a tort (intentional or unintentional), by reason of any breach of contract or other agreement (oral or written), by reason of any breach of duty (including, any legal, statutory, equitable or fiduciary duty), by reason of any right of setoff, counterclaim or recoupment, or by reason of any equity interest, right of ownership of or title to property or assets or right to a trust or deemed trust (statutory, express, implied, resulting, constructive or otherwise), and together with any security enforcement costs or legal costs associated with any such claim, and whether or not any indebtedness, liability or obligation is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present or future, known or unknown, by guarantee, warranty, surety or otherwise, and whether or not any right or claim is executory or anticipatory in nature, including any claim made or asserted against the applicable Persons, or any of them, through any affiliate, subsidiary, associated or related Person, or any right or ability of any Person to advance a claim for an accounting, reconciliation, contribution, indemnity, restitution or otherwise with respect to any matter, grievance, action (including any class action or proceeding before an administrative or regulatory tribunal), cause or chose in action, whether existing at present or commenced in the future;

“Common Shares” means common shares in the capital of Bellatrix;

“Company Released Parties” means, collectively, the Applicants and each of their respective current and former directors, officers, employees, financial and other advisors, legal counsel and agents, including the Proxy and Information Agent, each in their capacity as such;

“Consent Debentures” means, in respect of a Consenting Debentureholder, the Convertible Debentures held by such Consenting Debentureholder in respect of which votes have been validly cast in favour of this Plan by the Early Consent Date pursuant to the Interim Order and in respect of which such vote in favour of this Plan has not been changed or withdrawn, and/or the Convertible Debentures in respect of which such Consenting Debentureholder has otherwise supported this Plan, in each case in a manner acceptable to the Applicants, acting reasonably;

“Consent Notes” means, in respect of a Consenting Noteholder, the Senior Unsecured Notes held by such Consenting Noteholder in respect of which votes have been validly cast in favour of this Plan by the Early Consent Date pursuant to the Interim Order and in respect of which such vote in favour of this Plan has not been changed or withdrawn, and/or the Senior Unsecured Notes in respect of which such Consenting Noteholder has otherwise supported this Plan, in each case in a manner acceptable to the Applicants, acting reasonably;

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“Consenting Debentureholder Early Consent New Common Share Pool” means New Common Shares representing approximately 5% of the aggregate Common Shares issued and outstanding immediately following the implementation of this Plan;

“Consenting Debentureholder Pro Rata Share” means, in respect of a Consenting Debentureholder, (i) the total principal amount of Consent Debentures held by that Consenting Debentureholder as at the Distribution Record Date, divided by (ii) the aggregate principal amount of Consent Debentures held by all Consenting Debentureholders as at the Distribution Record Date;

“Consenting Debentureholders” means the Convertible Debentureholders who, on or prior to the Early Consent Date, vote in favour of this Plan or otherwise support this Plan, in each case in a manner acceptable to the Applicants acting reasonably, and provided that in each case such Convertible Debentureholders hold their respective Consent Debentures as at the Effective Date;

“Consenting Noteholder New Second Lien Note Amount” means, in respect of a Consenting Noteholder, its Consenting Noteholder Second Lien Notes Pro Rata Share of the New Second Lien Notes Pool; provided that if such Consenting Noteholder New Second Lien Note Amount based on the foregoing calculation is greater than the principal amount of the Consent Notes held by such Consenting Noteholder as at the Distribution Record Date, then such Consenting Noteholder’s Consenting Noteholder New Second Lien Note Amount shall be equal to the principal amount of the Consent Notes held by such Consenting Noteholder as at the Distribution Record Date;

“Consenting Noteholder Pro Rata Share” means, in respect of a Consenting Noteholder, (i) the total principal amount of Senior Unsecured Notes held by that Consenting Noteholder as at the Distribution Record Date less its Consenting Noteholder New Second Lien Note Amount, divided by (ii) the aggregate principal amount of Senior Unsecured Notes held by all Senior Unsecured Noteholders as at the Distribution Record Date less the aggregate Consenting Noteholder New Second Lien Note Amounts of all Consenting Noteholders;

“Consenting Noteholder Second Lien Notes Pro Rata Share” means, in respect of a Consenting Noteholder, (i) the total principal amount of Consent Notes held by that Consenting Noteholder as at the Distribution Record Date, divided by (ii) the aggregate principal amount of Consent Notes held by all Consenting Noteholders as at the Distribution Record Date;

“Consenting Noteholders” means the Senior Unsecured Noteholders who, on or prior to the Early Consent Date, vote in favour of this Plan or otherwise support this Plan, in each case in a manner acceptable to the Applicants acting reasonably, and provided that in each case such Senior Unsecured Noteholders hold their respective Consent Notes as at the Effective Date;

“Convertible Debenture Indenture” means the indenture dated as of August 9, 2016 between Bellatrix and the Convertible Debenture Trustee, as amended from time to time;

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“Convertible Debenture Trustee” means Computershare Trust Company of Canada in its capacity as trustee under the Convertible Debenture Indenture, and any successor thereof;

“Convertible Debentureholder Claims” means all outstanding Obligations owing by any Person, whether as issuer, guarantor or otherwise, with respect to the Convertible Debentures or the Convertible Debenture Indenture as at the Effective Date, including, without limitation, all outstanding principal, accrued and unpaid interest at the applicable contract rate, and any fees and other payments as at the Effective Date;

“Convertible Debentureholder New Common Share Pool” means New Common Shares representing approximately 27.5% of the aggregate Common Shares issued and outstanding immediately following the implementation of this Plan;

“Convertible Debentureholder Pro Rata Share” means, in respect of a Convertible Debentureholder, (i) the total principal amount of Convertible Debentures held by that Convertible Debentureholder, as at the Distribution Record Date, divided by (ii) the aggregate principal amount of Convertible Debentures outstanding as at the Distribution Record Date;

“Convertible Debentureholders” means the holders of Convertible Debentures;

“Convertible Debentureholders’ Arrangement Resolution” means the resolution of the Convertible Debentureholders relating to the Arrangement to be considered at the Convertible Debentureholders’ Meeting, substantially in the form attached as Appendix “B” to the Circular;

“Convertible Debentureholders’ Meeting” means the meeting of the Convertible Debentureholders as of the Record Date called and held pursuant to the Interim Order for the purpose of considering and voting on the Convertible    Debentureholders’ Arrangement Resolution and to consider such other matters as may properly come before such meeting and includes any adjournment(s) or postponement(s) of such meeting;

“Convertible Debentures” means the convertible debentures issued by Bellatrix pursuant to the Convertible Debenture Indenture;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Debentureholder Support Agreement” means the support agreement (including all schedules attached thereto) among Bellatrix and the Convertible Debentureholders party thereto dated March 28, 2019, as it may be amended, modified and/or supplemented from time to time;

“Debt” means, collectively, the Obligations in respect of the Senior Unsecured Notes and the Convertible Debentures;

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“Debt Documents” means, collectively, (i) the Senior Unsecured Notes Indenture, (ii) the Senior Unsecured Notes, (iii) the Convertible Debenture Indenture, (iv) the Convertible Debentures, and (v) all other documentation related to the foregoing;

“Debtholder Claims” means, collectively, the Senior Unsecured Noteholder Claims and the Convertible Debentureholder Claims;

“Debtholders” means, collectively, the Senior Unsecured Noteholders and the Convertible Debentureholders;

“Distribution Record Date” means a date to be determined by Bellatrix in consultation with the Trustees, the Initial Consenting Noteholders and the Majority Consenting Debentureholders for purposes of distributions under this Plan;

“DTC” means the Depository Trust & Clearing Corporation and its successors and assigns;

“Early Consent Date” means 5:00 p.m. on May 15, 2019, or such later date as the Applicants may determine, in consultation with the Initial Consenting Noteholders;

“Effective Date” means the date shown on the Certificate of Arrangement issued by the CBCA Director and on which all conditions to implementation of this Plan as set forth in Section 6.1 have been satisfied or waived pursuant to Section 6.2;

“Effective Time” means a time on the Effective Date as the Applicants and the Initial Consenting Noteholders may agree, each acting reasonably;

“Existing Equity” means all Existing Shares and all options, warrants, rights or similar instruments derived from, relating to, or exercisable, convertible or exchangeable therefor, other than the Convertible Debentures;

“Existing Equity Holders” means the holders of any Existing Equity;

“Existing Second Lien Note Purchase Agreement” means the Note Purchase Agreement dated July 25, 2018, among Bellatrix, as issuer, the Existing Second Lien Notes Agent, as agent, and the other persons signatory thereto, as amended from time to time;

“Existing Second Lien Note Purchase Agreement Amendment” means an amendment to the Existing Second Lien Note Purchase Agreement to reflect the terms of and allow for the implementation of this Plan in form and substance acceptable to Bellatrix and the Initial Consenting Noteholders, each acting reasonably;

“Existing Second Lien Noteholders” means the holders of Existing Second Lien Notes;

“Existing Second Lien Notes” means the existing U.S. Dollar 8.5% second lien notes issued by Bellatrix pursuant to the Existing Second Lien Note Purchase Agreement;

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“Existing Second Lien Notes Agent” means U.S. Bank National Association, as agent under the Existing Second Lien Note Purchase Agreement, and any successor thereof;

“Existing Shareholder Common Share Pool” has the meaning given to such term in Section 2.3;

“Existing Shareholders” means holders of the Existing Shares;

“Existing Shares” means all Common Shares outstanding immediately prior to the Effective Date;

“Final Order” means the Order of the Court approving the Arrangement under section 192 of the CBCA, which shall include such terms as may be necessary or appropriate to give effect to the Arrangement and this Plan, in form and substance satisfactory to the Applicants, the Initial Consenting Noteholders and the Majority Consenting Debentureholders, each acting reasonably;

“First Lien Agent” means National Bank of Canada, as administrative agent under the First Lien Credit Agreement, and any successor thereof;

“First Lien Credit Agreement” means the Amended and Restated Credit Agreement among Bellatrix, as borrower, the First Lien Agent, as agent, and the First Lien Lenders, as lenders, dated September 11, 2018, as amended from time to time;

“First Lien Lenders” means the lenders party to the First Lien Credit Agreement;

“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (i) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

“Initial Consenting Debentureholder” means the Convertible Debentureholder that executed the Debentureholder Support Agreement as of March 28, 2019;

“Initial Consenting Debentureholder Advisor” means Davies Ward Phillips & Vineberg LLP, in its capacity as legal counsel to the Initial Consenting Debentureholder;

“Initial Consenting Noteholder Advisors” means Paul, Weiss, Rifkind, Wharton & Garrison LLP and Bennett Jones LLP, in their capacity as legal counsel to the Initial Consenting Noteholders, and Stephens Inc. in its capacity as financial advisor to the Initial Consenting Noteholders;

“Initial Consenting Noteholders” means the Senior Unsecured Noteholders that executed the Noteholder Support Agreement as of March 28, 2019;

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“Interim Order” means the interim order of the Court in respect of the Applicants granted on April 16, 2019, which, among other things, approves the calling of, and the date for, the Meetings, as such order may be amended from time to time in a manner acceptable to the Applicants, the Initial Consenting Noteholders and the Majority Consenting Debentureholders, each acting reasonably;

“Intermediary” means a broker, custodian, investment dealer, nominee, bank, trust company or other intermediary;

“Law” means any law, statute, constitution, treaty, convention, code, injunction, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity;

“Letter of Transmittal” means the letter of transmittal form delivered by Bellatrix to registered holders of Existing Shares;

“Majority Consenting Debentureholders” means Convertible Debentureholders that are party to the Debentureholder Support Agreement holding in aggregate not less than a majority of the aggregate principal amount of Convertible Debentures held by all Convertible Debentureholders that are party to the Debentureholder Support Agreement at the applicable time;

“Meetings” means, collectively, (i) the Senior Unsecured Noteholders’ Meeting, (ii) the Convertible Debentureholders’ Meeting and (iii) the Shareholders’ Meeting;

“New Common Shares” means newly issued Common Shares issued on the Effective Date pursuant to this Plan;

“New Directors” means such individuals to be appointed to the board of directors of Bellatrix on the Effective Date as determined by the Initial Consenting Noteholders, provided that the number of New Directors to be appointed by the Initial Consenting Noteholders shall be agreed to by Bellatrix and the Initial Consenting Noteholders prior to the Effective Date;

“New Second Lien Notes” means new U.S. Dollar 8.5% second lien notes due 2023 in the aggregate principal amount of US$50 million to be issued on the Effective Date by Bellatrix pursuant to the Existing Second Lien Note Purchase Agreement (or, if the Existing Second Lien Note Purchase Agreement is replaced with the Second Lien Notes Indenture on the Effective Date, pursuant to the Second Lien Notes Indenture) and this Plan;

“New Second Lien Notes Pool” means New Second Lien Notes in an aggregate principal amount equal to US$50 million;

“New Third Lien Notes” means new U.S. Dollar third lien notes due 2023 in the aggregate principal amount of US$50 million to be issued on the Effective Date by

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Bellatrix with (i) a maturity of December 15, 2023, (ii) an option for Bellatrix to pay interest at a rate of (A) (1) 12.5% (of which 9.5% shall be deferred and added to principal and 3.0% shall be paid in cash) until December 31, 2021, and (2) 9.5% paid in cash after December 31, 2021, or (B) 9.5% paid in cash, (iii) security on collateral on a third priority basis to the liens securing the obligations under the Existing Second Lien Note Purchase Agreement, (iv) an option for Bellatrix to repay the New Third Lien Notes in full or in part, at any time, and from time to time, without any penalty or premium, and (v) such other terms and conditions as agreed by Bellatrix and the Initial Consenting Noteholders, each acting reasonably;

“New Third Lien Notes Indenture” means the indenture to be entered into on the Effective Date by Bellatrix and the New Third Lien Notes Trustee on the terms substantially as described in the Circular and/or as may otherwise be agreed by Bellatrix and the Initial Consenting Noteholders, each acting reasonably, pursuant to which the New Third Lien Notes and, if applicable, any Additional New Third Lien Notes will be issued;

“New Third Lien Notes Trustee” means U.S. Bank National Association in its capacity as trustee under the New Third Lien Notes Indenture, or such other entity or entities as agreed to by Bellatrix and the Initial Consenting Noteholders, each acting reasonably;

“Non-Consenting Noteholder Pro Rata Share” means, in respect of a Senior Unsecured Noteholder that is not a Consenting Noteholder, (i) the total principal amount of Senior Unsecured Notes held by that Senior Unsecured Noteholder as at the Distribution Record Date, divided by (ii) the aggregate principal amount of Senior Unsecured Notes held by all Senior Unsecured Noteholders as at the Distribution Record Date less the aggregate Consenting Noteholder New Second Lien Note Amounts of all Consenting Noteholders;

“Noteholder Interest Pro Rata Share” means, in respect of a Senior Unsecured Noteholder, (i) the total principal amount of Senior Unsecured Notes held by that Senior Unsecured Noteholder as at the Distribution Record Date, divided by (ii) the aggregate principal amount of Senior Unsecured Notes held by all Senior Unsecured Noteholders as at the Distribution Record Date;

“Noteholder Support Agreement” means the support agreement (including all schedules attached thereto) among Bellatrix and the Senior Unsecured Noteholders party thereto dated March 28, 2019, as it may be amended, modified and/or supplemented from time to time;

“Obligations” means all liabilities, duties and obligations, including without limitation principal and interest, any make whole, redemption or similar premiums, reimbursement obligations, fees, penalties, damages, guarantees, indemnities, costs, expenses or otherwise, and any other liabilities, duties or obligations, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, the applicable Debt Document;

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“Order” means any order entered by the Court in the CBCA Proceedings;

“Person” means an individual, a corporation, a partnership, a limited liability company, organization, trustee, executor, administrator, a trust, an unincorporated association, a Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body;

“Plan” means this plan of arrangement and any amendments, modifications and/or supplements hereto made in accordance with the terms hereof;

“Proxy and Information Agent” means Kingsdale Partners LP;

“Record Date” means 5:00 p.m. on April 16, 2019;

“Released Claims” means, collectively, the matters that are subject to release and discharge pursuant to Section 5.1;

“Released Parties” means, collectively, the Company Released Parties and the Securityholder Released Parties;

“Second Lien Exchange Warrants” means the warrants issued to the holders of the Existing Second Lien Notes in connection with the Senior Unsecured Notes Exchange Transaction;

“Second Lien Notes Indenture” means, in the event the Existing Second Lien Note Purchase Agreement is converted into a trust indenture as part of implementation of this Plan, such indenture to be entered into on the Effective Date by Bellatrix and the Second Lien Notes Trustee on the terms substantially the same as the Existing Second Lien Note Purchase Agreement and as described in the Circular and/or as may otherwise be agreed by Bellatrix and the Initial Consenting Noteholders, each acting reasonably, pursuant to which, among other things, the New Second Lien Notes will be issued;

“Second Lien Notes Trustee” means, in the event the Existing Second Lien Note Purchase Agreement is converted into the Second Lien Notes Indenture as part of implementation of this Plan, U.S. Bank National Association in its capacity as trustee under such Second Lien Notes Indenture and in its capacity as collateral agent in respect of the Existing Second Lien Notes and New Second Lien Notes, or such other entity or entities as agreed to by Bellatrix and the Initial Consenting Noteholders, each acting reasonably;

“Securityholder Released Parties” means, collectively, (i) the Consenting Noteholders, (ii) the Senior Unsecured Notes Trustee, (iii) the Consenting Debentureholders, (iv) the Convertible Debenture Trustee, (v) the Existing Second Lien Noteholders, (vi) the Existing Second Lien Notes Agent, and (vii) each of the foregoing parties’ respective current and former officers, directors, principals, members, affiliates, limited partners, general partners, managed accounts or funds, fund advisors, employees, financial and other advisors, legal counsel and agents, each in their capacity as such;

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“Senior Unsecured Noteholder Claims” means all outstanding Obligations owing by any Person, whether as issuer, guarantor or otherwise, with respect to the Senior Unsecured Notes or the Senior Unsecured Notes Indenture as at the Effective Date, including, without limitation, all outstanding principal, accrued and unpaid interest at the applicable contract rate, and any fees and other payments (including any applicable prepayment and/or make-whole amounts) as at the Effective Date;

“Senior Unsecured Noteholder Group” means those Senior Unsecured Noteholders (i) that are under common control, ownership or management; or (ii) for which the same person, or an affiliate, manager or employee thereof, acts as investment manager, advisor or sub-advisor;

“Senior Unsecured Noteholder New Common Share Pool” means New Common Shares representing approximately 51% (and for greater certainty, in no event less than 50.01%) of the aggregate Common Shares issued and outstanding immediately following the implementation of this Plan;

“Senior Unsecured Noteholders” means holders of Senior Unsecured Notes;

“Senior Unsecured Noteholders’ Arrangement Resolution” means the resolution of the Senior Unsecured Noteholders relating to the Arrangement to be considered at the Senior Unsecured Noteholders’ Meeting, substantially in the form attached as Appendix “A” to the Circular;

“Senior Unsecured Noteholders’ Meeting” means the meeting of the Senior Unsecured Noteholders as of the Record Date called and held pursuant to the Interim Order for the purpose of considering and voting on the Senior Unsecured Noteholders’ Arrangement Resolution and to consider such other matters as may properly come before such meeting and includes any adjournment(s) or postponement(s) of such meeting;

“Senior Unsecured Notes” means the U.S. Dollar 8.5% senior unsecured notes due 2020 issued by Bellatrix pursuant to the Senior Unsecured Notes Indenture;

“Senior Unsecured Notes Exchange Transaction” means, collectively, (i) the transactions completed by Bellatrix on September 11, 2018 involving, among other things, the exchange of approximately US$80 million in principal amount of previously outstanding Senior Unsecured Notes for approximately US$72 million of principal amount Existing Second Lien Notes, the issuance of additional US$15 million of principal amount of Existing Second Lien Notes pursuant to the Existing Second Lien Note Purchase Agreement, and the issuance of the Second Lien Exchange Warrants; and (ii) the issuance of additional US$15 million of principal amount of Existing Second Lien Notes pursuant to the Existing Second Lien Note Purchase Agreement on or about December 12, 2018;

“Senior Unsecured Notes Indenture” means the indenture dated as of May 21, 2015, among Bellatrix, as issuer, and the Senior Unsecured Notes Trustee, as amended from time to time;

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“Senior Unsecured Notes Trustee” means U.S. Bank National Association in its capacity as trustee under the Senior Unsecured Notes Indenture, and any successor thereof;

“Share Consolidation” has the meaning given to such term in Section 4.3(a);

“Shareholders’ Arrangement Resolution” means the resolution of the Existing Shareholders relating to the Arrangement to be considered at the Shareholders’ Meeting, substantially in the form attached as Appendix “C” to the Circular;

“Shareholders’ Meeting” means the meeting of the Existing Shareholders as of the Record Date called and held pursuant to the Interim Order for the purpose of considering and voting on the Shareholders’ Arrangement Resolution and to consider such other matters as may properly come before such meeting and includes any adjournment(s) or postponement(s) of such meeting;

“Support Agreements” means, collectively, the Noteholder Support Agreement and the Debentureholder Support Agreement;

“Transfer Agent” means Computershare Trust Company of Canada;

“Trustees” means, collectively, the Senior Unsecured Notes Trustee and the Convertible Debenture Trustee; and

“U.S. Dollars” or “US$” means the lawful currency of the United States of America.

1.2	Certain Rules of Interpretation

For the purposes of this Plan:

(a)

Unless otherwise expressly provided herein, any reference in this Plan to an instrument, agreement or an Order or an existing document or exhibit filed or to be filed means such instrument, agreement, Order, document or exhibit as it may have been or may be amended, modified, restated or supplemented in accordance with its terms;

(b)

The division of this Plan into articles and sections is for convenience of reference only and does not affect the construction or interpretation of this Plan, nor are the descriptive headings of articles and sections intended as complete or accurate descriptions of the content thereof;

(c)

The use of words in the singular or plural, or with a particular gender, including a definition, shall not limit the scope or exclude the application of any provision of this Plan to such Person (or Persons) or circumstances as the context otherwise permits;

(d)	The words “includes” and “including” and similar terms of inclusion shall not, unless expressly modified by the words “only” or “solely”, be construed as terms

12

of limitation, but rather shall mean “includes but is not limited to” and “including but not limited to”, so that references to included matters shall be regarded as illustrative without being either characterizing or exhaustive;

(e)

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends;

(f)

Unless otherwise provided, any reference to a statute or other enactment of parliament, a legislature or other Governmental Entity includes all regulations made thereunder, all amendments to or re-enactments of such statute or regulations in force from time to time, and, if applicable, any statute or regulation that supplements or supersedes such statute or regulation;

(g)

References to a specific Recital, Article or Section shall, unless something in the subject matter or context is inconsistent therewith, be construed as references to that specific Recital, Article or Section of this Plan, whereas the terms “this Plan”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions shall be deemed to refer generally to this Plan and not to any particular Recital, Article, Section or other portion of this Plan and include any documents supplemental hereto; and

(h)	The word “or” is not exclusive.

1.3	Governing Law

This Plan shall be governed by and construed in accordance with the laws of Ontario and the federal laws of Canada applicable therein. All questions as to the interpretation or application of this Plan and all proceedings taken in connection with this Plan and its provisions shall be subject to the exclusive jurisdiction of the Court.

1.4	Currency

Unless otherwise stated, all references in this Plan to sums of money are expressed in, and all payments provided for herein shall be made in, Canadian Dollars.

1.5	Date for Any Action

If the date on which any action is required to be taken hereunder by a Person is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6	Time

Time shall be of the essence in this Plan. Unless otherwise specified, all references to time expressed in this Plan and in any document issued in connection with this Plan mean local time in Toronto, Ontario, Canada, and any reference to an event occurring on a Business Day shall mean prior to 5:00 p.m. on such Business Day.

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ARTICLE 2

TREATMENT OF AFFECTED PARTIES

2.1	Treatment of Senior Unsecured Noteholders

(a)	On the Effective Date, and in accordance with the times, steps and in the sequence set forth in Section 4.3, each Senior Unsecured Noteholder shall receive:

(i)	its Noteholder Interest Pro Rata Share of either:

(A)	the Cash Interest Payment paid in cash; or

(B)	if the Applicants and the Initial Consenting Noteholders agree prior to the Effective Date, the Additional New Third Lien Notes;

(ii)	if such Senior Unsecured Noteholder is a Consenting Noteholder (and subject to Section 2.6):

(A)	New Second Lien Notes having an aggregate principal amount equal to its Consenting Noteholder New Second Lien Note Amount;

(B)	its Consenting Noteholder Pro Rata Share of the New Third Lien Notes; and

(C)	its Consenting Noteholder Pro Rata Share of the Senior Unsecured Noteholder New Common Share Pool; and

(iii)	if such Senior Unsecured Noteholder is not a Consenting Noteholder (and subject to Section 2.6):

(A)	its Non-Consenting Noteholder Pro Rata Share of the New Third Lien Notes; and

(B)	its Non-Consenting Noteholder Pro Rata Share of the Senior Unsecured Noteholder New Common Share Pool,

all of which shall, and shall be deemed to, be received in full and final settlement of its Senior Unsecured Notes and its Senior Unsecured Noteholder Claims.

(b)

On the Effective Date, the Senior Unsecured Noteholder Claims shall, and shall be deemed to, have been irrevocably and finally extinguished; each Senior Unsecured Noteholder shall have no further right, title or interest in or to the Senior Unsecured Notes or its Senior Unsecured Noteholder Claim; and the Senior Unsecured Notes, the Senior Unsecured Notes Indenture and any and all related Debt Documents shall be cancelled and terminated pursuant to this Plan.

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(c)

The reasonable and documented outstanding fees, expenses and disbursements of the Senior Unsecured Notes Trustee, including for clarity the reasonable and documented outstanding fees, expenses and disbursements of legal counsel to the Senior Unsecured Notes Trustee pursuant to the terms of the Senior Unsecured Notes Indenture, shall be paid in full in cash by Bellatrix pursuant to the Senior Unsecured Notes Indenture.

(d)	The reasonable and documented outstanding fees and expenses of the Initial Consenting Noteholder Advisors shall be paid in full in cash by Bellatrix pursuant to the Noteholder Support Agreement.

(e)

All references to the principal amount of the Senior Unsecured Notes or the Senior Unsecured Noteholder Claims contained in this Plan shall refer to the principal amount of such Senior Unsecured Notes or the Senior Unsecured Noteholder Claims excluding any make-whole premiums, redemption premiums or other similar premiums.

2.2	Treatment of Convertible Debentureholders

(a)	On the Effective Date, and in accordance with the steps and in the sequence set forth in Section 4.3, subject to Section 2.5, each Convertible Debentureholder shall receive:

(i)	if such Convertible Debentureholder is a Consenting Debentureholder:

(A)	its Consenting Debentureholder Pro Rata Share of the Consenting Debentureholder Early Consent New Common Share Pool; and

(B)	its Convertible Debentureholder Pro Rata Share of the Convertible Debentureholder New Common Share Pool; and

(ii)	if such Convertible Debentureholder is not a Consenting Debentureholder, its Convertible Debentureholder Pro Rata Share of the Convertible Debentureholder New Common Share Pool,

all of which shall, and shall be deemed to, be received in full and final settlement of its Convertible Debentures and its Convertible Debentureholder Claims.

(b)

On the Effective Date, the Convertible Debentureholder Claims shall, and shall be deemed to, have been irrevocably and finally extinguished; each Convertible Debentureholder shall have no further right, title or interest in or to the Convertible Debentures or its Convertible Debentureholder Claim; and the Convertible Debentures, the Convertible Debenture Indenture and any and all related Debt Documents shall be cancelled and terminated pursuant to this Plan.

(c)	The reasonable and documented outstanding fees and expenses of the Convertible Debenture Trustee shall be paid in full in cash by Bellatrix pursuant to the Convertible Debenture Indenture.

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(d)

The reasonable and documented outstanding fees and expenses of the Initial Consenting Debentureholder Advisor shall be paid in full in cash by Bellatrix pursuant to the Debentureholder Support Agreement.

(e)

All references to the principal amount of the Convertible Debentures or the Convertible Debentureholder Claims contained in this Plan shall refer to the principal amount of such Convertible Debentures or the Convertible Debentureholder Claims excluding any make-whole premiums, redemption premiums or other similar premiums.

2.3	Treatment of Existing Equity Holders

Each Existing Shareholder shall retain its Existing Shares, subject to the Share Consolidation in accordance with Section 4.3(a) of this Plan and the treatment of fractional interests in accordance with Section 4.2 of this Plan, such that, subject to Section 2.5, the Common Shares owned by the Existing Shareholders immediately following implementation of this Plan shall, in the aggregate, equal approximately 16.5% of the aggregate Common Shares issued and outstanding immediately following the implementation of this Plan (the “Existing Shareholder Common Share Pool”).

2.4	Unaffected Parties

(a)

This Plan and the Arrangement Agreement shall not, and shall not be deemed to, affect the First Lien Lenders or the First Lien Agent or any of Bellatrix’s obligations under or in respect of the First Lien Credit Agreement.

(b)

Subject to Article 5 and Section 7.2, which shall be binding on all Persons pursuant to this Plan and the Final Order, this Plan shall not, and shall not be deemed to, affect any of the Existing Second Lien Noteholders or the Existing Second Lien Notes Agent, or any of Bellatrix’s obligations under or in respect of the Existing Second Lien Notes. For greater certainty, and without limiting the foregoing, notwithstanding anything contained in Section 4.3 of this Plan with respect to steps to implement this Plan that may reference matters relating to the Existing Second Lien Notes, the Existing Second Lien Noteholders or the Existing Second Lien Notes Agent, no such provisions shall be binding on the Existing Second Lien Noteholders or the Existing Second Lien Notes Agent or affect the Existing Second Lien Notes or the Existing Second Lien Note Purchase Agreement without the consent of the Existing Second Lien Noteholders.

2.5	Alternative Convertible Debenture Transaction

(a)

Notwithstanding Section 2.2, Bellatrix shall have the right to, on or prior to the Effective Date, repay in full the outstanding principal amount and all accrued and unpaid interest in respect of the Convertible Debentures up to the date of such repayment in cash from the proceeds of one or more issuances of newly issued Common Shares from the Alternative Convertible Debenture Transaction Common Share Pool in full and final settlement of the Convertible Debentures and the Convertible Debentureholder Claims (the “Alternative Convertible

16

Debenture Transaction”), and to the extent that the aggregate Common Shares issued pursuant to the Alternative Convertible Debenture Transaction equal less than 32.5% of the aggregate Common Shares issued and outstanding immediately following the implementation of this Plan, the Common Shares representing any such difference shall be deemed to increase the Existing Shareholder Common Share Pool. For certainty, no additional Common Shares would be issued to Existing Shareholders in connection with such deemed increase of the Existing Shareholder Common Share Pool; rather the proportion of the total aggregate Common Shares issued and outstanding immediately following implementation of this Plan that the Existing Shareholder Common Share Pool shall represent shall be increased proportionately and, for greater certainty, the proportion of the total aggregate Common Shares issued and outstanding immediately following implementation of this Plan that the Senior Unsecured Noteholder New Common Share Pool shall represent shall remain unchanged.

(b)

Upon the payment in cash in full of the outstanding principal amount and all accrued and unpaid interest in respect of the Convertible Debentures up to the date of such repayment pursuant to any Alternative Convertible Debenture Transaction, the Convertible Debentureholder Claims shall, and shall be deemed to, have been irrevocably and finally extinguished; each Convertible Debentureholder shall have no further right, title or interest in or to the Convertible Debentures or its Convertible Debentureholder Claim; and the Convertible Debentures, the Convertible Debenture Indenture and any and all related Debt Documents shall be cancelled and terminated pursuant to this Plan.

(c)

The Applicants shall be entitled to make such amendments to this Plan as are necessary or desirable to reflect the implementation of any Alternative Convertible Debenture Transaction, provided that any such amendments are acceptable to the Initial Consenting Noteholders, acting reasonably, and, without limiting the foregoing, in the event that the outstanding principal amount and all accrued and unpaid interest in respect of the Convertible Debentures is paid in cash in full on or prior to the Effective Date pursuant to an Alternative Convertible Debenture Transaction, the Majority Consenting Debentureholders shall no longer have any consent or approval rights with respect to this Plan that are otherwise set out herein or in the Debentureholder Support Agreement.

2.6	Alternative Senior Unsecured Noteholder Group Equity Allocation

(a)

Notwithstanding Section 2.1(a), if a Senior Unsecured Noteholder Group would otherwise own (or would otherwise be deemed to own) , in the aggregate, 25% or more of the aggregate issued and outstanding Common Shares immediately following implementation of this Plan, such Senior Unsecured Noteholder Group shall only be entitled to receive such number of New Common Shares pursuant to this Plan such that immediately following implementation of this Plan such Senior Unsecured Noteholder Group shall own, in the aggregate, approximately 24.99% (and in any event less than 25%) of the aggregate issued and outstanding Common Shares, and any New Common Shares that such Senior Unsecured

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Noteholder Group would have otherwise been entitled to receive pursuant to this Plan but for this Section 2.6(a) shall be allocated and issued instead to the Senior Unsecured Noteholders that are not part of such Senior Unsecured Noteholder Group on a pro rata basis pursuant to this Plan (on the same basis as the Senior Unsecured Noteholder New Common Share Pool, taking into account the removal of the Senior Unsecured Notes held by the Senior Unsecured Noteholder Group as part of such pro rata calculations) (collectively, the “Alternative Senior Unsecured Noteholder Group Equity Allocation”). The Alternative Senior Unsecured Noteholder Group Equity Allocation Conditions set out in this Plan shall be satisfied in connection with the implementation of any Alternative Senior Unsecured Noteholder Group Equity Allocation.

(b)

The Applicants shall be entitled to make such amendments to this Plan as are necessary or desirable to reflect the implementation of any Alternative Senior Unsecured Noteholder Group Equity Allocation, provided that any such amendments are acceptable to the Initial Consenting Noteholders and the Majority Consenting Debentureholders, each acting reasonably.

ARTICLE 3

ISSUANCES, DISTRIBUTIONS AND PAYMENTS

3.1	Delivery of Cash Interest Payment

The payment by Bellatrix on the Effective Date of the Cash Interest Payment (to the extent payable in cash pursuant to this Plan) shall be effected through the delivery of cash in the applicable amount of the Cash Interest Payment to the Senior Unsecured Notes Trustee for distribution to the Senior Unsecured Noteholders as of the Distribution Record Date in accordance with the Senior Unsecured Notes Indenture and customary practices.

3.2	Delivery of New Second Lien Notes

(a)

The delivery of the New Second Lien Notes issued pursuant to this Plan shall be made, as determined by the Applicants in advance of the Effective Date, with the consent of the Initial Consenting Noteholders, acting reasonably, by way of either:

(i)

(A) issuance on the Effective Date of a global note (which global note may also reflect some or all of the Existing Second Lien Notes) in the name of DTC (or its nominee) in respect of the New Second Lien Notes to be issued to Consenting Noteholders that are entitled to receive New Second Lien Notes under this Plan and that are able to receive such New Second Lien Notes through DTC as of the Distribution Record Date, and (B) if applicable, delivery on the Effective Date, or as soon as practicable thereafter, of New Second Lien Notes in certificated form, substantially in the form of Exhibit 6 to the Existing Second Lien Note Purchase Agreement, or in book form (as determined by the Applicants in consultation with the Second Lien Notes Trustee) to any Consenting

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Noteholder that has withdrawn its Senior Unsecured Notes from DTC and holds such Senior Unsecured Notes in registered form, pursuant to the registration and delivery instructions provided by each such Consenting Noteholder; or

(ii)

delivery on the Effective Date, or as soon as practicable thereafter, of the New Second Lien Notes in certificated form, substantially in the form of Exhibit 6 to the Existing Second Lien Note Purchase Agreement, or in book form (as determined by the Applicants in consultation with the Existing Second Lien Notes Agent) to all Consenting Noteholders that are entitled to receive New Second Lien Notes under this Plan, pursuant to the registration and delivery instructions provided by each such Consenting Noteholder.

(b)

Each Consenting Noteholder entitled to receive New Second Lien Notes under this Plan shall be required to provide registration details for the issuance and delivery of its New Second Lien Notes in certificated form or book form to the Proxy and Information Agent by the Early Consent Date (or such later date as agreed to by the Applicants, acting reasonably). If a Consenting Noteholder that is to receive its New Second Lien Notes in certificated form or book form pursuant to Section 3.2(a) has not provided the required registration details to the Proxy and Information Agent by the Early Consent Date (or such later date as agreed to by the Applicants, acting reasonably), such Consenting Noteholder’s New Second Lien Notes shall be issued in certificated form (or such other form as agreed to with the Existing Second Lien Notes Agent or, if applicable, the Second Lien Notes Trustee) to the Proxy and Information Agent for the benefit of the Consenting Noteholder until such time as the Consenting Noteholder provides the required registration details.

3.3	Delivery of New Third Lien Notes

(a)

The delivery of the New Third Lien Notes issued pursuant to this Plan shall be made by way of (i) issuance on the Effective Date of a global note in the name of DTC (or its nominee) in respect of the New Third Lien Notes to be issued to the Senior Unsecured Noteholders that are entitled to receive New Third Lien Notes under this Plan and who are able to receive the New Third Lien Notes through DTC as of the Distribution Record Date, and (ii) if applicable, delivery on the Effective Date, or as soon as practicable thereafter, of New Third Lien Notes in certificated form or in book form (as determined by the Applicants in consultation with the New Third Lien Notes Trustee) to any Senior Unsecured Noteholder that is entitled to receive New Third Lien Notes under this Plan, has withdrawn its Senior Unsecured Notes from DTC and holds such Senior Unsecured Notes in registered form, pursuant to the registration and delivery instructions provided by each such Senior Unsecured Noteholder.

(b)	Any Senior Unsecured Noteholder that has withdrawn its Senior Unsecured Notes from DTC and holds such Senior Unsecured Notes in registered form shall be

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required to provide registration details for the issuance and delivery of its New Third Lien Notes in certificated form or book form to the Proxy and Information Agent by the Early Consent Date (or such later date as agreed to by the Applicants, acting reasonably). If a Senior Unsecured Noteholder that is to receive its New Third Lien Notes in certificated form or book form pursuant to Section 3.3(a) has not provided the required registration details to the Proxy and Information Agent by the Early Consent Date (or such later date as agreed to by the Applicants, acting reasonably), such Senior Unsecured Noteholder’s New Third Lien Notes shall be issued to the Proxy and Information Agent in the form of a separate global note (or such other form as agreed to with the New Third Lien Notes Trustee) to the Proxy and Information Agent for the benefit of the Senior Unsecured Noteholder until such time as the Senior Unsecured Noteholder provides the required registration details.

(c)	Sections 3.3(a) and 3.3(b) shall apply mutatis mutandis in respect of any Additional New Third Lien Notes that may be issued pursuant to the terms of this Plan.

3.4	Delivery of New Common Shares

(a)	On the Effective Date, all New Common Shares issued in connection with this Plan shall be deemed to be duly authorized, validly issued, fully paid and non-assessable.

(b)

On the Effective Date, Bellatrix shall deliver a treasury direction to the Transfer Agent that directs the Transfer Agent to issue all of the New Common Shares to be issued and distributed under this Plan and direct the Transfer Agent to use its commercially reasonable efforts to cause the New Common Shares under this Plan to be distributed by no later than the second Business Day following the Effective Date (or such other date as the Applicants, the Initial Consenting Noteholders and the Majority Consenting Debentureholders may agree, each acting reasonably).

(c)

The delivery of New Common Shares issued pursuant to this Plan shall be made (i) in respect of Senior Unsecured Noteholders and Convertible Debentureholders that are entitled to receive New Common Shares under this Plan and who are able to receive New Common Shares though DTC or CDS, as applicable, as of the Record Date, through the facilities of DTC or CDS, as applicable, to Intermediaries who, in turn, will make delivery of the New Common Shares to the ultimate beneficial recipients thereof pursuant to standing instructions and customary practices of DTC or CDS, as applicable, or (ii) in respect of any Senior Unsecured Noteholder or Convertible Debentureholder that is entitled to receive New Common Shares under this Plan, has withdrawn its Senior Unsecured Notes from DTC or its Convertible Debentures from CDS, as applicable, and holds such Senior Unsecured Notes or Convertible Debentures, as applicable, in registered form, by providing either (A) Direct Registration System advices or confirmations or (B) certificated shares, as elected by such holder in consultation with Bellatrix,

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in the name of the applicable recipient thereof (or its Intermediary) and registered electronically in Bellatrix’s records which will be maintained by the Transfer Agent.

(d)

The aggregate number of New Common Shares to be issued pursuant to this Plan (the “Aggregate Number of New Common Shares”) shall equal approximately 34,120,808, subject to Sections 4.2(a) and 2.5; provided that the foregoing Aggregate Number of New Common Shares is calculated based on 80,909,225 Existing Shares issued and outstanding as of the Record Date that shall, pursuant to the Share Consolidation, be consolidated on a 12 for 1 basis into approximately 6,742,435 Common Shares, subject to Section 4.2(a), and which shall equal approximately 16.5% of the Common Shares immediately following implementation of this Plan, subject to Section 2.5. If the number of Existing Shares outstanding on the Distribution Record Date is not 80,909,225, then the Aggregate Number of New Common Shares shall be amended proportionately by Bellatrix, with the consent of the Initial Consenting Noteholders and the Majority Consenting Debentureholders, each acting reasonably, to reflect the aggregate number of Existing Shares actually issued and outstanding immediately prior to the Effective Date.

3.5	Delivery of Post-Share Consolidation Common Shares

After the Effective Date and following delivery to the Transfer Agent of a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Transfer Agent may require, each registered Existing Shareholder shall be entitled to receive in exchange therefore, and the Transfer Agent shall deliver to such Existing Shareholder, Direct Registration Statement advices evidencing the post-Share Consolidation Common Shares, or certificated post-Share Consolidation Common Shares, to which the Existing Shareholder’s Existing Shares are and are deemed to be consolidated pursuant to Section 4.3(a) of this Plan.

3.6	Delivery of Consideration in connection with an Alternative Senior Unsecured Noteholder Group Equity Allocation

The Applicants and the Initial Consenting Noteholders, each acting reasonably, may agree on any additional or alternative delivery method that may be necessary or desirable in respect of any Alternative Senior Unsecured Noteholder Group Equity Allocation, and no further amendments to this Plan or approvals in respect thereof shall be required.

3.7	No Liability in respect of Deliveries

(a)

None of the Applicants, nor their respective directors or officers, shall have any liability or obligation in respect of any deliveries, directly or indirectly, from, as applicable, (i) the Senior Unsecured Notes Trustee, (ii) the Convertible Debenture Trustee, (iii) the Existing Second Lien Notes Agent, or if applicable, the Second Lien Notes Trustee, (iv) the New Third Lien Notes Trustee, (v) DTC, (vi) CDS or (vii) the Intermediaries, in each case to the ultimate beneficial recipients of any consideration payable or deliverable by the Applicants pursuant to this Plan.

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(b)

None of the Senior Unsecured Notes Trustee or the Convertible Debenture Trustee shall incur, and each is hereby released from, any liability as a result of carrying out any provisions of this Plan and any actions related or incidental thereto, save and except for any gross negligence or wilful misconduct on its part (as determined by a final, non-appealable judgment of a court of competent jurisdiction). On the Effective Date after the completion of the transactions set forth in Section 4.3, all duties and responsibilities of the Senior Unsecured Notes Trustee and the Convertible Debenture Trustee arising under or related to the Senior Unsecured Notes and the Convertible Debentures, respectively, shall be discharged except to the extent required in order to effectuate this Plan.

3.8	Surrender and Cancellation of Notes and Debenture

(a)

On the Effective Date, DTC (or its nominee) (as registered holder of the Senior Unsecured Notes on behalf of the Senior Unsecured Noteholders) and each other Person who holds Senior Unsecured Notes in registered form on the Effective Date shall surrender, or cause the surrender of, the certificate(s) representing the Senior Unsecured Notes to the Senior Unsecured Notes Trustee for cancellation in exchange for the consideration payable to Senior Unsecured Noteholders pursuant to Section 2.1 (or, if applicable, pursuant to Section 2.6).

(b)

On the Effective Date, CDS (or its nominee) (as registered holder of the Convertible Debentures on behalf of the Convertible Debentureholders) and each other Person who holds Convertible Debentures in registered form on the Effective Date shall surrender, or cause the surrender of, the certificate(s) representing the Convertible Debentures to the Convertible Debenture Trustee for cancellation in exchange for the consideration payable to Convertible Debentureholders pursuant to Section 2.2 (or, if applicable, pursuant to Section 2.5).

3.9	Application of Plan Distributions

All amounts paid or payable hereunder on account of the Debtholder Claims (including, for greater certainty, any securities received hereunder) shall be applied as follows: (a) with respect to the Cash Interest Payment (or any Additional New Third Lien Notes issued in lieu of the Cash Interest Payment), in respect of accrued but unpaid interest in respect of the Senior Unsecured Notes, and (b) with respect to all other consideration issued under this Plan, (i) first, in respect of the principal amount of the Obligations to which such Debtholder Claims relate, and (ii) second, in respect of the accrued but unpaid interest on such Obligations.

3.10	Withholding Rights

The Applicants shall be entitled to deduct and withhold from any consideration or other amount deliverable or otherwise payable to any Person hereunder such amounts as the Applicants may be required to deduct or withhold with respect to such payment under the Income Tax Act (Canada), or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended, provided that any such right to deduct or withhold shall not otherwise

22

change or modify the Applicants’ obligations in respect of withholding taxes under the terms of the Senior Unsecured Notes Indenture and any and all related Debt Documents. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the relevant Person in respect of which such deduction and withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity.

ARTICLE 4

IMPLEMENTATION

4.1	Corporate Authorizations

The adoption, execution, delivery, implementation and consummation of all matters contemplated under this Plan involving corporate action of any of the Applicants will occur and be effective as of the Effective Date (or such other date as the Applicants, the Initial Consenting Noteholders and the Majority Consenting Debentureholders may agree, each acting reasonably), and will be authorized and approved under this Plan and by the Court, where appropriate, as part of the Final Order, in all respects and for all purposes without any requirement of further action by shareholders, directors or officers of the Applicants. All necessary approvals to take actions shall be deemed to have been obtained from the directors or the shareholders of the Applicants, as applicable.

4.2	Fractional Interests

(a)

No fractional Common Shares shall be issued under this Plan, including any fractional interests created as a result of the Share Consolidation, and fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Common Shares. Any legal, equitable, contractual and any other rights or claims (whether actual or contingent, and whether or not previously asserted) of any Person with respect to fractional Common Shares pursuant to this Plan shall be rounded down to the nearest whole number of Common Shares without compensation therefor.

(b)

The New Second Lien Notes, the New Third Lien Notes and, if applicable, Additional New Third Lien Notes issued pursuant to this Plan shall each be issued in minimum increments of US$1,000, and the amount of New Second Lien Notes that each Consenting Noteholder shall be entitled to under this Plan and the amount of New Third Lien Notes and, if applicable, Additional New Third Lien Notes that each Senior Unsecured Noteholder shall be entitled to under this Plan shall in each case be rounded down to the nearest multiple of US$1,000 without compensation therefor.

(c)

All payments made in cash pursuant to this Plan shall be made in minimum increments of $0.01 or US$0.01, as applicable, and the amount of any payments to which a Person may be entitled to under this Plan shall be rounded down to the nearest multiple of $0.01 or US$0.01, as applicable.

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4.3	Effective Date Transactions

Commencing at the Effective Time, the following events or transactions will occur, or be deemed to have occurred and be taken and effected, in the following order in five minute increments (unless otherwise indicated) and at the times set out in this Section 4.3 (or in such other manner or order or at such other time or times as the Applicants, the Initial Consenting Noteholders and the Majority Consenting Debentureholders may agree, each acting reasonably), without any further act or formality required on the part of any Person, except as may be expressly provided herein:

(a)

The Existing Shares shall be, and shall be deemed to be, consolidated (the “Share Consolidation”) on the basis of one Common Share for every 12 Common Shares outstanding immediately prior to the Effective Time. Any fractional interests in the consolidated Common Shares will, without any further act or formality, be cancelled without payment of any consideration therefor. Notwithstanding any provision of the CBCA, immediately following the completion of the Share Consolidation, the stated capital of the Common Shares shall be equal to the stated capital of the Common Shares immediately prior to the Share Consolidation.

(b)	The following shall occur concurrently:

(i)

As determined by Bellatrix, with the consent of the Initial Consenting Noteholders, acting reasonably, either (A) Bellatrix, the Existing Second Lien Notes Agent and the Existing Second Lien Noteholders shall enter into the Existing Second Lien Note Purchase Agreement Amendment and all holders of New Second Lien Notes shall be deemed to have executed such Existing Second Lien Note Purchase Agreement Amendment, or (B) Bellatrix and the Second Lien Notes Trustee shall enter into the Second Lien Notes Indenture, in each case together with all related documentation (including any applicable security documentation) as agreed by Bellatrix and the Initial Consenting Noteholders, each acting reasonably;

(ii)

Bellatrix and the New Third Lien Notes Trustee shall enter into the New Third Lien Notes Indenture together with all related documentation (including applicable security documentation) as agreed by Bellatrix and the Initial Consenting Noteholders, each acting reasonably; and

(iii)	in exchange for the Senior Unsecured Notes, and in full and final settlement of the Senior Unsecured Noteholder Claims, Bellatrix shall issue to each Senior Unsecured Noteholder:

(A)	its Noteholder Interest Pro Rata Share of either:

(1)	the Cash Interest Payment paid in cash; or

24

(2)	if the Applicants and Initial Consenting Noteholders agree prior to the Effective Date, the Additional New Third Lien Notes;

(B)	if such Senior Unsecured Noteholder is a Consenting Noteholder (and subject to Section 2.6):

(1)	New Second Lien Notes having an aggregate principal amount equal to its Consenting Noteholder New Second Lien Note Amount;

(2)	its Consenting Noteholder Pro Rata Share of the New Third Lien Notes; and

(3)	its Consenting Noteholder Pro Rata Share of the Senior Unsecured Noteholder New Common Share Pool; and

(C)	if such Senior Unsecured Noteholder is not a Consenting Noteholder (and subject to Section 2.6):

(1)	its Non-Consenting Noteholder Pro Rata Share of the New Third Lien Notes; and

(2)	its Non-Consenting Noteholder Pro Rata Share of the Senior Unsecured Noteholder New Common Share Pool,

and Bellatrix shall add an amount to the stated capital account maintained in respect of the New Common Shares equal to the lesser of (i) the fair market value on the Effective Date of the Senior Unsecured Noteholder New Common Share Pool issued to Senior Unsecured Noteholders pursuant to this Section 4.3(b), and (ii) the aggregate principal amount and accrued interest of the Senior Unsecured Notes less the Cash Interest Payment and the aggregate principal amount of the New Second Lien Notes and New Third Lien Notes issued to Senior Unsecured Noteholders, and the price for which the Senior Unsecured Notes are exchanged under this Plan shall be equal to the aggregate principal amount of the New Second Lien Notes and New Third Lien Notes and the amount added to the stated capital account in respect of the issuance of the Senior Unsecured Noteholder New Common Share Pool.

(c)	Concurrently with the transactions contemplated by Section 4.3(b):

(i)

the Senior Unsecured Noteholder Claims shall, and shall be deemed to be, irrevocably and finally extinguished and the Senior Unsecured Noteholders shall have no further right, title or interest in and to the Senior Unsecured Notes or their respective Senior Unsecured Noteholder Claims; and

25

(ii)

the Senior Unsecured Notes, the Senior Unsecured Notes Indenture and any and all other related Debt Documents shall be cancelled, provided that the Senior Unsecured Notes Indenture shall remain in effect solely to allow the Senior Unsecured Notes Trustee to make the distributions set forth in this Plan.

(d)

Concurrently with the steps set forth in Section 4.3(b) above, in exchange for the Convertible Debentures, and in full and final settlement of the Convertible Debentureholder Claims, Bellatrix shall issue to each Convertible Debentureholder:

(i)	if such Convertible Debentureholder is a Consenting Debentureholder:

(A)	its Consenting Debentureholder Pro Rata Share of the Consenting Debentureholder Early Consent New Common Share Pool; and

(B)	its Convertible Debentureholder Pro Rata Share of the Convertible Debentureholder New Common Share Pool; and

(ii)	if such Convertible Debentureholder is not a Consenting Debentureholder, its Convertible Debentureholder Pro Rata Share of the Convertible Debentureholder New Common Share Pool,

and Bellatrix shall add an amount to the stated capital account maintained in respect of the New Common Shares equal to the lesser of (i) the fair market value on the Effective Date of the Consenting Debentureholder Early Consent New Common Share Pool and the Convertible Debentureholder New Common Share Pool issued to Convertible Debentureholders pursuant to this Section 4.3(d), and (ii) the aggregate principal amount and accrued interest of the Convertible Debentures.

(e)	Concurrently with the issuance of the New Common Shares as contemplated by Section 4.3(d):

(i)

the Convertible Debentureholder Claims shall, and shall be deemed to be, irrevocably and finally extinguished and the Convertible Debentureholders shall have no further right, title or interest in and to the Convertible Debentures or their respective Convertible Debentureholder Claims; and

(ii)

the Convertible Debentures, the Convertible Debenture Indenture and any and all other related Debt Documents shall be cancelled, provided that the Convertible Debenture Indenture shall remain in effect solely to allow the Convertible Debenture Trustee to make the distributions set forth in this Plan.

(f)	The releases referred to in Section 5.1 shall become effective.

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(g)

Unless otherwise agreed by Bellatrix and the Initial Consenting Noteholders, such number of the directors of Bellatrix immediately prior to the Effective Time as agreed to by Bellatrix and the Initial Consenting Noteholders shall have resigned or be deemed to have resigned and the New Directors shall be deemed to have been appointed.

(h)

One hour after the steps set forth in Section 4.3(g), Bellatrix and the Bellatrix Subsidiary shall be, and shall be deemed to be, amalgamated and continued as one corporation (“Amalgamated Bellatrix”) under the CBCA in accordance with the following:

(i)	Name. The name of Amalgamated Bellatrix shall be “Bellatrix Exploration Ltd.”;

(ii)

Registered Office. The registered office of Amalgamated Bellatrix shall be located in the City of Calgary in the Province of Alberta. The address of the registered office of Amalgamated Bellatrix shall be 1920, 800 - 5th Avenue S.W., Calgary, Alberta T2P 3T6;

(iii)	Restrictions on Business. There shall be no restrictions on the business that Amalgamated Bellatrix may carry on;

(iv)	Articles. The articles of Bellatrix, as in effect immediately prior to the Amalgamation, shall be deemed to be the articles of Amalgamated Bellatrix;

(v)

Directors. Amalgamated Bellatrix shall have a minimum of 1 director and a maximum of 15 directors, until changed in accordance with the CBCA. Until changed by shareholders of Amalgamated Bellatrix, or by the directors of Amalgamated Bellatrix in accordance with the CBCA, the directors of Bellatrix, as in effect immediately prior to the Amalgamation, shall be deemed to be the directors of Amalgamated Bellatrix;

(vi)

Shares. All shares of the Bellatrix Subsidiary shall be cancelled without any repayment of capital in respect thereof; no shares will be issued by Amalgamated Bellatrix in connection with the Amalgamation and all shares of Bellatrix prior to the Amalgamation shall be unaffected and shall continue as shares of Amalgamated Bellatrix;

(vii)	Stated Capital. The stated capital account of the shares of Amalgamated Bellatrix will be equal to the stated capital account in respect of the Common Shares immediately prior to the Amalgamation;

(viii)	By-laws. The by-laws of Bellatrix, as in effect immediately prior to the Amalgamation, shall be deemed to be the by-laws of Amalgamated Bellatrix;

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(ix)	Effect of Amalgamation. The provisions of subsection 186(a) to (g) of the CBCA shall apply to the Amalgamation with the result that:

(A)	the amalgamation of the amalgamating corporations and their continuance as one corporation becomes effective;

(B)	the property of each amalgamating corporation continues to be the property of Amalgamated Bellatrix;

(C)	Amalgamated Bellatrix continues to be liable for the obligations of each amalgamating corporation;

(D)	an existing cause of action, claim or liability to prosecution is unaffected;

(E)	a civil, criminal or administrative action or proceeding pending by or against an amalgamating corporation may be continued to be prosecuted by or against Amalgamated Bellatrix;

(F)	a conviction against, or ruling, order or judgment in favour of or against, an amalgamating corporation may be enforced by or against Amalgamated Bellatrix; and

(G)

the Articles of Arrangement are deemed to be the articles of incorporation of Amalgamated Bellatrix and the Certificate of Arrangement is deemed to be the certificate of incorporation of Amalgamated Bellatrix.

ARTICLE 5

RELEASES

5.1	Release of Released Parties

At the applicable time pursuant to Section 4.3, each of the Released Parties shall be released and discharged from all present and future actions, causes of action, damages, judgments, executions, obligations, liabilities and Claims of any kind or nature whatsoever arising on or prior to the Effective Date in connection with the Debt, the Debt Documents, the Senior Unsecured Notes Exchange Transaction, the Support Agreements, the Arrangement, the Arrangement Agreement, this Plan, the CBCA Proceedings and any other proceedings commenced with respect to or in connection with this Plan, the transactions contemplated hereunder, and any other actions or matters related directly or indirectly to the foregoing, provided that nothing in this paragraph shall release or discharge (i) any of the Released Parties from or in respect of their respective obligations under this Plan, the New Second Lien Notes, the New Third Lien Notes or any Order or document ancillary to any of the foregoing, or (ii) any Released Party from liabilities or claims attributable to such Released Party’s fraud, gross negligence or wilful misconduct, as determined by the final, non-appealable judgment of a court of competent jurisdiction. The foregoing release shall not be construed to prohibit a party in interest from seeking to enforce the

28

terms of this Plan or any contract or agreement entered into pursuant to, in connection with or contemplated by this Plan.

5.2	Injunctions

All Persons are permanently and forever barred, estopped, stayed and enjoined, on and after the Effective Date, with respect to any and all Released Claims, from (i) commencing, conducting or continuing in any manner, directly or indirectly, any action, suits, demands or other proceedings of any nature or kind whatsoever of any Person against the Released Parties, as applicable; (ii) enforcing, levying, attaching, collecting or otherwise recovering or enforcing by any manner or means, directly or indirectly, any judgment, award, decree or order against the Released Parties; (iii) creating, perfecting, asserting or otherwise enforcing, directly or indirectly, any lien or encumbrance of any kind against the Released Parties or their property; or (iv) taking any actions to interfere with the implementation or consummation of this Plan or the transactions contemplated hereunder; provided, however, that the foregoing shall not apply to the enforcement of any obligations under this Plan or any document, instrument or agreement executed to implement this Plan.

ARTICLE 6

CONDITIONS PRECEDENT AND IMPLEMENTATION

6.1	Conditions to Plan Implementation

The implementation of this Plan shall be conditional upon the fulfillment, satisfaction or waiver (to the extent permitted by Section 6.2) of the following conditions:

(a)

The Court shall have granted the Final Order, the implementation, operation or effect of which shall not have been stayed, varied in a manner not acceptable to the Applicants, the Initial Consenting Noteholder and the Majority Consenting Debentureholders, vacated or subject to pending appeal;

(b)	No Law shall have been passed and become effective, the effect of which makes the consummation of this Plan illegal or otherwise prohibited;

(c)

Any steps, actions or resolutions that may be required in order to proportionately adjust Bellatrix’s outstanding stock options, restricted share units, performance share units, deferred share units and any other equity or equity-linked securities of Bellatrix to reflect the Share Consolidation shall be completed, effective concurrently with the step in Section 4.3(a) of this Plan, in form and substance satisfactory to Bellatrix and the Initial Consenting Noteholders, each acting reasonably;

(d)	All conditions to implementation of this Plan set out in the Noteholder Support Agreement shall have been satisfied or waived in accordance with their terms; and

(e)	All conditions to implementation of this Plan set out in the Debentureholder Support Agreement shall have been satisfied or waived in accordance with their terms.

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6.2	Waiver of Conditions

The Applicants, the Initial Consenting Noteholders and the Majority Consenting Debentureholders, as applicable, may at any time and from time to time waive the fulfillment or satisfaction, in whole or in part, of the conditions set out herein, to the extent and on such terms as such parties may agree, each acting reasonably, provided however that the condition set out in Sections 6.1(a) and 6.1(b) cannot be waived, Sections 6.1(c) and 6.1(d) can only be waived by the Applicants and the Initial Consenting Noteholders, and Section 6.1(e) can only be waived by the Applicants and the Majority Consenting Debentureholders.

6.3	Effectiveness

This Plan will become effective in the sequence described in Section 4.3 on the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, and shall be binding on and enure to the benefit of the Applicants, the Debtholders, the Trustees, all Existing Equity Holders, the Released Parties and all other Persons named or referred to in, or subject to, this Plan and their respective successors and assigns and their respective heirs, executors, administrators and other legal representatives, successors and assigns. The Articles of Arrangement shall be filed and the Certificate of Arrangement shall be issued in each case with respect to the Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions in Section 4.3 has become effective in the sequence set forth therein. No portion of this Plan shall take effect with respect to any party or Person until the Effective Time.

6.4	Effect of Non-Occurrence of Conditions to Plan Implementation

If the Effective Date does not occur on or before the termination of the Noteholder Support Agreement, then (a) this Plan shall be null and void in all respects; (b) any settlement or compromise embodied in this Plan, and any document or agreement executed pursuant to this Plan shall be deemed null and void; and (c) the Applicants’ obligations with respect to the Debt, Debt Documents and Debtholder Claims shall remain unchanged and nothing contained in this Plan shall constitute or be deemed a waiver or release of any Debtholder Claims.

ARTICLE 7

GENERAL

7.1	Deemed Consents, Waivers and Agreements

At the Effective Time:

(a)	each Debtholder and Existing Equity Holder shall be deemed to have consented and agreed to all of the provisions of this Plan in its entirety;

(b)

each Applicant, Debtholder and Existing Equity Holder shall be deemed to have executed and delivered to the other parties all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out this Plan in its entirety; and

30

(c)

all consents, releases, assignments and waivers, statutory or otherwise, required from any Person to implement and carry out this Plan in its entirety shall be deemed to have been executed and delivered to the Applicants.

7.2	Waiver of Defaults

From and after the Effective Time, all Persons named or referred to in, or subject to, this Plan shall be deemed to have consented and agreed to all of the provisions of this Plan in its entirety. Without limiting the foregoing, from and after the Effective Time. all Persons shall be deemed to have:

(a)

waived any and all defaults or events of default, third-party change of control rights or any non-compliance with any covenant, warranty, representation, term, provision, condition or obligation, expressed or implied, in any contract, instrument, credit document, lease, licence, guarantee, agreement for sale or other agreement, written or oral, in each case relating to, arising out of, or in connection with, the Debt, the Debt Documents, the Support Agreements, the Arrangement, the Arrangement Agreement, this Plan, the transactions contemplated hereunder, the CBCA Proceedings and any other proceedings commenced with respect to or in connection with this Plan and any and all amendments or supplements thereto. Any and all notices of default and demands for payment or any step or proceeding taken or commenced in connection with any of the foregoing shall be deemed to have been rescinded and of no further force or effect, provided that nothing shall be deemed to excuse the Applicants and their respective successors and assigns from performing their obligations under this Plan or any contract or agreement entered into pursuant to, in connection with, or contemplated by, this Plan; and

(b)

agreed that if there is any conflict between the provisions of any agreement or other arrangement, written or oral, existing between such Person and any of the Applicants prior to the Effective Date (excluding the First Lien Credit Agreement or the Loan Documents (as defined in the First Lien Credit Agreement)) and the provisions of this Plan, then the provisions of this Plan take precedence and priority and the provisions of such agreement or other arrangement are deemed to be amended accordingly, provided, however, that notwithstanding any other provision of this Plan, nothing herein shall affect the obligations of any of the Applicants to any employee thereof in their capacity as such, including any contract of employment between any Person and any of the Applicants.

7.3	Compliance with Deadlines

The Applicants have the right to waive strict compliance with the Early Consent Date (in consultation with the Initial Consenting Noteholders) and the right to waive strict compliance with any other deadlines for the submissions of forms or other documentation pursuant to this Plan, and shall be entitled to waive any deficiencies with respect to any forms or other documentation submitted pursuant to this Plan.

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7.4	Paramountcy

From and after the Effective Date, any conflict between this Plan and the covenants, warranties, representations, terms, conditions, provisions or obligations, expressed or implied, of any contract, mortgage, security agreement, indenture, trust indenture, loan agreement, commitment letter, by-laws or other agreement, written or oral, and any and all amendments or supplements thereto existing between one or more of the Debtholders and any of the Applicants with respect to the Debt Documents as at the Effective Date shall be deemed to be governed by the terms, conditions and provisions of this Plan and the Final Order, which shall take precedence and priority.

7.5	Deeming Provisions

In this Plan, the deeming provisions are not rebuttable and are conclusive and irrevocable.

7.6	Modification of Plan

Subject to the terms and conditions of the Support Agreements:

(a)

the Applicants reserve the right to amend, restate, modify and/or supplement this Plan at any time and from time to time, provided that (except as provided in subsection (c) below) any such amendment, restatement, modification or supplement must be contained in a written document that is (i) filed with the Court and, if made following the Meetings, approved by the Court, and (ii) communicated to the Debtholders and Existing Shareholders in the manner required by the Court (if so required);

(b)

any amendment, modification or supplement to this Plan may be proposed by the Applicants at any time prior to or at the Meetings, with or without any prior notice or communication (other than as may be required under the Interim Order), and if so proposed and accepted at the Meetings, shall become part of this Plan for all purposes; and

(c)

any amendment, modification or supplement to this Plan may be made following the Meetings by the Applicants, without requiring filing with, or approval of, the Court, provided that it concerns a matter which is of an administrative nature and is required to better give effect to the implementation of this Plan and is not materially adverse to the financial or economic interests of any of the Debtholders or Existing Shareholders,

provided that notwithstanding anything to the contrary in the foregoing, the Applicants shall be entitled to make any other amendments, modifications or supplements to this Plan to the extent expressly permitted by Sections 2.5(c), 2.6(b) and 3.6 of this Plan on the terms set out therein.

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7.7	Notices

Any notice or other communication to be delivered hereunder must be in writing and refer to this Plan and may, as hereinafter provided, be made or given by personal delivery, ordinary mail or email addressed to the respective parties as follows:

(a)	if to the Applicants, at:

Bellatrix Exploration Ltd.

c/o Goodmans LLP

333 Bay Street, Suite 3400

Toronto, Ontario

M5H 2S7

Attention:	Robert J. Chadwick and Caroline Descours
Email:	rchadwick@goodmans.ca cdescours@goodmans.ca

(b)	if to any of the Initial Consenting Noteholders, at:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY

10019-6064

Attention:	Andrew N. Rosenberg, Jacob A. Adlerstein and Oskana Lashko
Email:	arosenberg@paulweiss.com jadlerstein@paulweiss.com olashko@paulweiss.com and to

Bennett Jones LLP

3400 One First Canadian Place

Toronto, ON, M5X 1A4

Attention:	Kevin Zych, Kris Hanc and Michael Shakra
Email:	zychk@bennettjones.com hanck@bennettjones.com shakram@bennettjones.com

(c)	if to the Initial Consenting Debentureholder, at:

Davies Ward Phillips & Vineberg LLP

155 Wellington Street West

Toronto, Ontario

M5V 3J7

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Attention:	Jay Swartz and Robin B. Schwill
Email:	jswartz@dwpv.com rschwill@dwpv.com

(d)

If to any Consenting Noteholder that is not an Initial Consenting Noteholder or to a Consenting Debentureholder that is not the Initial Consenting Debentureholder, at the address set forth for such party on its signature page the applicable Support Agreement, or to such other address as any party above may from time to time notify the others in accordance with this Section 7.7. In the event of any strike, lock-out or other event which interrupts postal service in any part of Canada, all notices and communications during such interruption may only be given or made by personal delivery or by email and any notice or other communication given or made by prepaid mail within the five (5) Business Day period immediately preceding the commencement of such interruption, unless actually received, shall be deemed not to have been given or made. Any such notices and communications so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of emailing, provided that such day in either event is a Business Day and the communication is so delivered or emailed before 5:00 p.m. on such day. Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day. The unintentional failure by the Applicants to give a notice contemplated hereunder to any particular Debtholder or Existing Shareholder shall not invalidate this Plan or any action taken by any Person pursuant to this Plan.

7.8	Consent of Initial Consenting Noteholders and Majority Consenting Debentureholders

For the purposes of this Plan:

(a)

any matter requiring the agreement, waiver, consent or approval of the Initial Consenting Noteholders shall be deemed to have been agreed to, waived, consented to or approved by such Initial Consenting Noteholders if such matter is agreed to, waived, consented to or approved in writing by any of the Initial Consenting Noteholder Advisors on behalf of the Initial Consenting Noteholders, provided that such Initial Consenting Noteholder Advisor confirms in writing (which can be by way of e-mail) that it is providing such agreement, consent, waiver or approval on behalf of the Initial Consenting Noteholders; and

(b)

any matter requiring the agreement, waiver, consent or approval of the Majority Consenting Debentureholders shall be deemed to have been agreed to, waived, consented to or approved by the Majority Consenting Debentureholders if such matter is agreed to, waived, consented to or approved in writing (which may be by email), and Bellatrix shall be entitled to rely on the holdings information provided by each Consenting Debentureholder on its signature page to the Debentureholder Support Agreement, as such holdings information may be updated from time to time by the Consenting Debentureholder or by its advisors on such Consenting Debentureholder’s behalf, so as to enable Bellatrix to determine whether the

34

Majority Consenting Debentureholders have agreed, waived, consented to or approved a particular matter pursuant to this Plan.

7.9	Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan without any further act or formality, subject to the terms of the Support Agreements, each of the Persons named or referred to in, affected by or subject to, this Plan will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them to carry out the full intent and meaning of this Plan and to give effect to the transactions contemplated herein.

6894928

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APPENDIX I

TO THE MANAGEMENT INFORMATION CIRCULAR OF BELLATRIX EXPLORATION LTD.

DATED APRIL 18, 2019

PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT

I-1

Court File No. CV-19-618131-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF BELLATRIX EXPLORATION LTD. AND 11260049 CANADA LIMITED

PLAN OF ARRANGEMENT

●, 2019

(i)

(ii)

PLAN OF ARRANGEMENT

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Plan, unless otherwise stated:

“Additional New Third Lien Notes” means additional new U.S. Dollar third lien notes due 2023 in the aggregate principal amount equal to the amount of the Cash Interest Payment with the same terms as the New Third Lien Notes;

“Alternative Convertible Debenture Transaction” has the meaning given to such term in Section 2.5(a);

“Alternative Convertible Debenture Transaction Common Share Pool” means newly issued Common Shares representing up to 32.5% of the aggregate Common Shares issued and outstanding immediately following the implementation of this Plan;

“Alternative Senior Unsecured Noteholder Group Equity Allocation” means the alternative allocation of New Common Shares for Senior Unsecured Noteholders contemplated in Section 2.6(a);

“Alternative Senior Unsecured Noteholder Group Equity Allocation Conditions” means, in respect of any Alternative Senior Unsecured Noteholder Group Equity Allocation pursuant to Section 2.6(a), a Senior Unsecured Noteholder Group (i) withdrawing the applicable amount of Senior Unsecured Notes to implement such Alternative Senior Unsecured Noteholder Group Equity Allocation from DTC and holding Senior Unsecured Notes in fully registered form prior to the Early Consent Date, (ii) providing to the Applicants or their advisors all information reasonably requested in order to implement the Alternative Senior Unsecured Noteholder Group Equity Allocation (including, where applicable, providing the applicable registration information in respect of the New Second Lien Notes, New Third Lien Notes and/or New Common Shares to be issued in exchange for any Senior Unsecured Notes held in registered form), and (iii) taking such other steps as the Applicants or their advisors may advise are reasonably necessary in order to implement the Alternative Senior Unsecured Noteholder Group Equity Allocation in accordance with applicable Laws;

“Amalgamated Bellatrix” has the meaning given to it in Section 4.3(h);

“Amalgamation” means the amalgamation of Bellatrix and the Bellatrix Subsidiary pursuant to Section 4.3(h);

“Applicants” means, collectively, Bellatrix and the Bellatrix Subsidiary;

“Arrangement” means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan, subject to any amendments, modifications and/or supplements thereto made in accordance with the Arrangement Agreement and this Plan, or otherwise with the consent of the Applicants, the Initial Consenting Noteholders and the Majority Consenting Debentureholders, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated April 15, 2019, among the Applicants, as it may be amended, modified and/or supplemented from time to time;

“Articles of Arrangement” means the articles of arrangement of the Applicants in respect of the Arrangement, in form and substance satisfactory to the Applicants, the Initial Consenting Noteholders and the Majority Consenting Debentureholders, each acting reasonably, that are required to be filed with the CBCA Director in order for the Arrangement to become effective on the Effective Date;

“Bellatrix” means Bellatrix Exploration Ltd.;

“Bellatrix Subsidiary” means 11260049 Canada Limited, a wholly-owned subsidiary of Bellatrix;

“Business Day” means any day, other than a Saturday, Sunday or a statutory or civic holiday, on which banks are generally open for business in Toronto, Ontario; Calgary, Alberta; and New York, New York;

“Canadian Dollars” or “$” means the lawful currency of Canada;

“Cash Interest Payment” means, in respect of the Senior Unsecured Notes, all accrued and unpaid interest, at the contractual non-default rate, outstanding as at the Effective Date, less US$2 million;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

“CBCA Director” means the Director appointed under section 260 of the CBCA;

“CBCA Proceedings” means the proceedings commenced by the Applicants under the CBCA on April 15, 2019 in connection with this Plan;

“CDS” means the CDS Clearing and Depository Services Inc. and its successors and assigns;

“Certificate of Arrangement” means the certificate giving effect to the Arrangement, to be issued by the CBCA Director pursuant to section 192(7) of the CBCA upon receipt of the Articles of Arrangement in respect of the Applicants in accordance with section 262 of the CBCA;

“Circular” means the management information circular of Bellatrix dated April 18, 2019, as it may be amended, modified and/or supplemented from time to time, subject to the terms of the Interim Order or other Order of the Court;

2

“Claim” means any right or claim of any Person that may be asserted or made in whole or in part against the applicable Persons, or any of them, in any capacity, whether or not asserted or made, in connection with any indebtedness, liability or obligation of any kind whatsoever, and any interest accrued thereon or costs payable in respect thereof, whether at law or in equity, including by reason of the commission of a tort (intentional or unintentional), by reason of any breach of contract or other agreement (oral or written), by reason of any breach of duty (including, any legal, statutory, equitable or fiduciary duty), by reason of any right of setoff, counterclaim or recoupment, or by reason of any equity interest, right of ownership of or title to property or assets or right to a trust or deemed trust (statutory, express, implied, resulting, constructive or otherwise), and together with any security enforcement costs or legal costs associated with any such claim, and whether or not any indebtedness, liability or obligation is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present or future, known or unknown, by guarantee, warranty, surety or otherwise, and whether or not any right or claim is executory or anticipatory in nature, including any claim made or asserted against the applicable Persons, or any of them, through any affiliate, subsidiary, associated or related Person, or any right or ability of any Person to advance a claim for an accounting, reconciliation, contribution, indemnity, restitution or otherwise with respect to any matter, grievance, action (including any class action or proceeding before an administrative or regulatory tribunal), cause or chose in action, whether existing at present or commenced in the future;

“Common Shares” means common shares in the capital of Bellatrix;

“Company Released Parties” means, collectively, the Applicants and each of their respective current and former directors, officers, employees, financial and other advisors, legal counsel and agents, including the Proxy and Information Agent, each in their capacity as such;

“Consent Debentures” means, in respect of a Consenting Debentureholder, the Convertible Debentures held by such Consenting Debentureholder in respect of which votes have been validly cast in favour of this Plan by the Early Consent Date pursuant to the Interim Order and in respect of which such vote in favour of this Plan has not been changed or withdrawn, and/or the Convertible Debentures in respect of which such Consenting Debentureholder has otherwise supported this Plan, in each case in a manner acceptable to the Applicants, acting reasonably;

“Consent Notes” means, in respect of a Consenting Noteholder, the Senior Unsecured Notes held by such Consenting Noteholder in respect of which votes have been validly cast in favour of this Plan by the Early Consent Date pursuant to the Interim Order and in respect of which such vote in favour of this Plan has not been changed or withdrawn, and/or the Senior Unsecured Notes in respect of which such Consenting Noteholder has otherwise supported this Plan, in each case in a manner acceptable to the Applicants, acting reasonably;

3

“Consenting Debentureholder Early Consent New Common Share Pool” means New Common Shares representing approximately 5% of the aggregate Common Shares issued and outstanding immediately following the implementation of this Plan;

“Consenting Debentureholder Pro Rata Share” means, in respect of a Consenting Debentureholder, (i) the total principal amount of Consent Debentures held by that Consenting Debentureholder as at the Distribution Record Date, divided by (ii) the aggregate principal amount of Consent Debentures held by all Consenting Debentureholders as at the Distribution Record Date;

“Consenting Debentureholders” means the Convertible Debentureholders who, on or prior to the Early Consent Date, vote in favour of this Plan or otherwise support this Plan, in each case in a manner acceptable to the Applicants acting reasonably, and provided that in each case such Convertible Debentureholders hold their respective Consent Debentures as at the Effective Date;

“Consenting Noteholder New Second Lien Note Amount” means, in respect of a Consenting Noteholder, its Consenting Noteholder Second Lien Notes Pro Rata Share of the New Second Lien Notes Pool; provided that if such Consenting Noteholder New Second Lien Note Amount based on the foregoing calculation is greater than the principal amount of the Consent Notes held by such Consenting Noteholder as at the Distribution Record Date, then such Consenting Noteholder’s Consenting Noteholder New Second Lien Note Amount shall be equal to the principal amount of the Consent Notes held by such Consenting Noteholder as at the Distribution Record Date;

“Consenting Noteholder Pro Rata Share” means, in respect of a Consenting Noteholder, (i) the total principal amount of Senior Unsecured Notes held by that Consenting Noteholder as at the Distribution Record Date less its Consenting Noteholder New Second Lien Note Amount, divided by (ii) the aggregate principal amount of Senior Unsecured Notes held by all Senior Unsecured Noteholders as at the Distribution Record Date less the aggregate Consenting Noteholder New Second Lien Note Amounts of all Consenting Noteholders;

“Consenting Noteholder Second Lien Notes Pro Rata Share” means, in respect of a Consenting Noteholder, (i) the total principal amount of Consent Notes held by that Consenting Noteholder as at the Distribution Record Date, divided by (ii) the aggregate principal amount of Consent Notes held by all Consenting Noteholders as at the Distribution Record Date;

“Consenting Noteholders” means the Senior Unsecured Noteholders who, on or prior to the Early Consent Date, vote in favour of this Plan or otherwise support this Plan, in each case in a manner acceptable to the Applicants acting reasonably, and provided that in each case such Senior Unsecured Noteholders hold their respective Consent Notes as at the Effective Date;

“Convertible Debenture Indenture” means the indenture dated as of August 9, 2016 between Bellatrix and the Convertible Debenture Trustee, as amended from time to time;

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“Convertible Debenture Trustee” means Computershare Trust Company of Canada in its capacity as trustee under the Convertible Debenture Indenture, and any successor thereof;

“Convertible Debentureholder Claims” means all outstanding Obligations owing by any Person, whether as issuer, guarantor or otherwise, with respect to the Convertible Debentures or the Convertible Debenture Indenture as at the Effective Date, including, without limitation, all outstanding principal, accrued and unpaid interest at the applicable contract rate, and any fees and other payments as at the Effective Date;

“Convertible Debentureholder New Common Share Pool” means New Common Shares representing approximately 27.5% of the aggregate Common Shares issued and outstanding immediately following the implementation of this Plan;

“Convertible Debentureholder Pro Rata Share” means, in respect of a Convertible Debentureholder, (i) the total principal amount of Convertible Debentures held by that Convertible Debentureholder, as at the Distribution Record Date, divided by (ii) the aggregate principal amount of Convertible Debentures outstanding as at the Distribution Record Date;

“Convertible Debentureholders” means the holders of Convertible Debentures;

“Convertible Debentureholders’ Arrangement Resolution” means the resolution of the Convertible Debentureholders relating to the Arrangement to be considered at the Convertible Debentureholders’ Meeting, substantially in the form attached as Appendix “B” to the Circular;

“Convertible Debentureholders’ Meeting” means the meeting of the Convertible Debentureholders as of the Record Date called and held pursuant to the Interim Order for the purpose of considering and voting on the Convertible Debentureholders’ Arrangement Resolution and to consider such other matters as may properly come before such meeting and includes any adjournment(s) or postponement(s) of such meeting;

“Convertible Debentures” means the convertible debentures issued by Bellatrix pursuant to the Convertible Debenture Indenture;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Debentureholder Support Agreement” means the support agreement (including all schedules attached thereto) among Bellatrix and the Convertible Debentureholders party thereto dated March 28, 2019, as it may be amended, modified and/or supplemented from time to time;

“Debt” means, collectively, the Obligations in respect of the Senior Unsecured Notes and the Convertible Debentures;

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“Debt Documents” means, collectively, (i) the Senior Unsecured Notes Indenture, (ii) the Senior Unsecured Notes, (iii) the Convertible Debenture Indenture, (iv) the Convertible Debentures, and (v) all other documentation related to the foregoing;

“Debtholder Claims” means, collectively, the Senior Unsecured Noteholder Claims and the Convertible Debentureholder Claims;

“Debtholders” means, collectively, the Senior Unsecured Noteholders and the Convertible Debentureholders;

“Distribution Record Date” means a date to be determined by Bellatrix in consultation with the Trustees, the Initial Consenting Noteholders and the Majority Consenting Debentureholders for purposes of distributions under this Plan;

“DTC” means the Depository Trust & Clearing Corporation and its successors and assigns;

“Early Consent Date” means 5:00 p.m. on May 15, 2019, or such later date as the Applicants may determine, in consultation with the Initial Consenting Noteholders;

“Effective Date” means the date shown on the Certificate of Arrangement issued by the CBCA Director and on which all conditions to implementation of this Plan as set forth in Section 6.1 have been satisfied or waived pursuant to Section 6.2;

“Effective Time” means a time on the Effective Date as the Applicants and the Initial Consenting Noteholders may agree, each acting reasonably;

“Existing Equity” means all Existing Shares and all options, warrants, rights or similar instruments derived from, relating to, or exercisable, convertible or exchangeable therefor, other than the Convertible Debentures;

“Existing Equity Holders” means the holders of any Existing Equity;

“Existing Second Lien Note Purchase Agreement” means the Note Purchase Agreement dated July 25, 2018, among Bellatrix, as issuer, the Existing Second Lien Notes Agent, as agent, and the other persons signatory thereto, as amended from time to time;

“Existing Second Lien Note Purchase Agreement Amendment” means an amendment to the Existing Second Lien Note Purchase Agreement to reflect the terms of and allow for the implementation of this Plan in form and substance acceptable to Bellatrix and the Initial Consenting Noteholders, each acting reasonably;

“Existing Second Lien Noteholders” means the holders of Existing Second Lien Notes; “Existing Second Lien Notes” means the existing U.S. Dollar 8.5% second lien notes issued by Bellatrix pursuant to the Existing Second Lien Note Purchase Agreement;

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“Existing Second Lien Notes Agent” means U.S. Bank National Association, as agent under the Existing Second Lien Note Purchase Agreement, and any successor thereof;

“Existing Shareholder Common Share Pool” has the meaning given to such term in Section 2.3;

“Existing Shareholders” means holders of the Existing Shares;

“Existing Shares” means all Common Shares outstanding immediately prior to the Effective Date;

“Final Order” means the Order of the Court approving the Arrangement under section 192 of the CBCA, which shall include such terms as may be necessary or appropriate to give effect to the Arrangement and this Plan, in form and substance satisfactory to the Applicants, the Initial Consenting Noteholders and the Majority Consenting Debentureholders, each acting reasonably;

“First Lien Agent” means National Bank of Canada, as administrative agent under the First Lien Credit Agreement, and any successor thereof;

“First Lien Credit Agreement” means the Amended and Restated Credit Agreement among Bellatrix, as borrower, the First Lien Agent, as agent, and the First Lien Lenders, as lenders, dated September 11, 2018, as amended from time to time;

“First Lien Lenders” means the lenders party to the First Lien Credit Agreement;

“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (i) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

“Initial Consenting Debentureholder” means the Convertible Debentureholder that executed the Debentureholder Support Agreement as of March 28, 2019;

“Initial Consenting Debentureholder Advisor” means Davies Ward Phillips & Vineberg LLP, in its capacity as legal counsel to the Initial Consenting Debentureholder;

“Initial Consenting Noteholder Advisors” means Paul, Weiss, Rifkind, Wharton & Garrison LLP and Bennett Jones LLP, in their capacity as legal counsel to the Initial Consenting Noteholders, and Stephens Inc. in its capacity as financial advisor to the Initial Consenting Noteholders;

“Initial Consenting Noteholders” means the Senior Unsecured Noteholders that executed the Noteholder Support Agreement as of March 28, 2019;

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“Interim Order” means the interim order of the Court in respect of the Applicants granted on April 16, 2019, which, among other things, approves the calling of, and the date for, the Meetings, as such order may be amended from time to time in a manner acceptable to the Applicants, the Initial Consenting Noteholders and the Majority Consenting Debentureholders, each acting reasonably;

“Intermediary” means a broker, custodian, investment dealer, nominee, bank, trust company or other intermediary;

“Law” means any law, statute, constitution, treaty, convention, code, injunction, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity;

“Letter of Transmittal” means the letter of transmittal form delivered by Bellatrix to registered holders of Existing Shares;

“Majority Consenting Debentureholders” means Convertible Debentureholders that are party to the Debentureholder Support Agreement holding in aggregate not less than a majority of the aggregate principal amount of Convertible Debentures held by all Convertible Debentureholders that are party to the Debentureholder Support Agreement at the applicable time;

“Meetings” means, collectively, (i) the Senior Unsecured Noteholders’ Meeting, (ii) the Convertible Debentureholders’ Meeting and (iii) the Shareholders’ Meeting;

“New Common Shares” means newly issued Common Shares issued on the Effective Date pursuant to this Plan;

“New Directors” means such individuals to be appointed to the board of directors of Bellatrix on the Effective Date as determined by the Initial Consenting Noteholders, provided that the number of New Directors to be appointed by the Initial Consenting Noteholders shall be agreed to by Bellatrix and the Initial Consenting Noteholders prior to the Effective Date;

“New Second Lien Notes” means new U.S. Dollar 8.5% second lien notes due 2023 in the aggregate principal amount of US$50 million to be issued on the Effective Date by Bellatrix pursuant to the Existing Second Lien Note Purchase Agreement (or, if the Existing Second Lien Note Purchase Agreement is replaced with the Second Lien Notes Indenture on the Effective Date, pursuant to the Second Lien Notes Indenture) and this Plan;

“New Second Lien Notes Pool” means New Second Lien Notes in an aggregate principal amount equal to US$50 million;

“New Third Lien Notes” means new U.S. Dollar third lien notes due 2023 in the aggregate principal amount of US$50 million to be issued on the Effective Date by

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Bellatrix with (i) a maturity of December 15, 2023, (ii) an option for Bellatrix to pay interest at a rate of (A) (1) 12.5% (of which 9.5% shall be deferred and added to principal and 3.0% shall be paid in cash) until December 31, 2021, and (2) 9.5% paid in cash after December 31, 2021, or (B) 9.5% paid in cash, (iii) security on collateral on a third priority basis to the liens securing the obligations under the Existing Second Lien Note Purchase Agreement, (iv) an option for Bellatrix to repay the New Third Lien Notes in full or in part, at any time, and from time to time, without any penalty or premium, and (v) such other terms and conditions as agreed by Bellatrix and the Initial Consenting Noteholders, each acting reasonably;

“New Third Lien Notes Indenture” means the indenture to be entered into on the Effective Date by Bellatrix and the New Third Lien Notes Trustee on the terms substantially as described in the Circular and/or as may otherwise be agreed by Bellatrix and the Initial Consenting Noteholders, each acting reasonably, pursuant to which the New Third Lien Notes and, if applicable, any Additional New Third Lien Notes will be issued;

“New Third Lien Notes Trustee” means U.S. Bank National Association in its capacity as trustee under the New Third Lien Notes Indenture, or such other entity or entities as agreed to by Bellatrix and the Initial Consenting Noteholders, each acting reasonably;

“Non-Consenting Noteholder Pro Rata Share” means, in respect of a Senior Unsecured Noteholder that is not a Consenting Noteholder, (i) the total principal amount of Senior Unsecured Notes held by that Senior Unsecured Noteholder as at the Distribution Record Date, divided by (ii) the aggregate principal amount of Senior Unsecured Notes held by all Senior Unsecured Noteholders as at the Distribution Record Date less the aggregate Consenting Noteholder New Second Lien Note Amounts of all Consenting Noteholders;

“Noteholder Interest Pro Rata Share” means, in respect of a Senior Unsecured Noteholder, (i) the total principal amount of Senior Unsecured Notes held by that Senior Unsecured Noteholder as at the Distribution Record Date, divided by (ii) the aggregate principal amount of Senior Unsecured Notes held by all Senior Unsecured Noteholders as at the Distribution Record Date;

“Noteholder Support Agreement” means the support agreement (including all schedules attached thereto) among Bellatrix and the Senior Unsecured Noteholders party thereto dated March 28, 2019, as it may be amended, modified and/or supplemented from time to time;

“Obligations” means all liabilities, duties and obligations, including without limitation principal and interest, any make whole, redemption or similar premiums, reimbursement obligations, fees, penalties, damages, guarantees, indemnities, costs, expenses or otherwise, and any other liabilities, duties or obligations, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, the applicable Debt Document;

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“Order” means any order entered by the Court in the CBCA Proceedings;

“Person” means an individual, a corporation, a partnership, a limited liability company, organization, trustee, executor, administrator, a trust, an unincorporated association, a Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body;

“Plan” means this plan of arrangement and any amendments, modifications and/or supplements hereto made in accordance with the terms hereof;

“Proxy and Information Agent” means Kingsdale Partners LP;

“Record Date” means 5:00 p.m. on April 16, 2019;

“Released Claims” means, collectively, the matters that are subject to release and discharge pursuant to Section 5.1;

“Released Parties” means, collectively, the Company Released Parties and the Securityholder Released Parties;

“Second Lien Exchange Warrants” means the warrants issued to the holders of the Existing Second Lien Notes in connection with the Senior Unsecured Notes Exchange Transaction;

“Second Lien Notes Indenture” means, in the event the Existing Second Lien Note Purchase Agreement is converted into a trust indenture as part of implementation of this Plan, such indenture to be entered into on the Effective Date by Bellatrix and the Second Lien Notes Trustee on the terms substantially the same as the Existing Second Lien Note Purchase Agreement and as described in the Circular and/or as may otherwise be agreed by Bellatrix and the Initial Consenting Noteholders, each acting reasonably, pursuant to which, among other things, the New Second Lien Notes will be issued;

“Second Lien Notes Trustee” means, in the event the Existing Second Lien Note Purchase Agreement is converted into the Second Lien Notes Indenture as part of implementation of this Plan, U.S. Bank National Association in its capacity as trustee under such Second Lien Notes Indenture and in its capacity as collateral agent in respect of the Existing Second Lien Notes and New Second Lien Notes, or such other entity or entities as agreed to by Bellatrix and the Initial Consenting Noteholders, each acting reasonably;

“Securityholder Released Parties” means, collectively, (i) the Consenting Noteholders, (ii) the Senior Unsecured Notes Trustee, (iii) the Consenting Debentureholders, (iv) the Convertible Debenture Trustee, (v) the Existing Second Lien Noteholders, (vi) the Existing Second Lien Notes Agent, and (vii) each of the foregoing parties’ respective current and former officers, directors, principals, members, affiliates, limited partners, general partners, managed accounts or funds, fund advisors, employees, financial and other advisors, legal counsel and agents, each in their capacity as such;

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“Senior Unsecured Noteholder Claims” means all outstanding Obligations owing by any Person, whether as issuer, guarantor or otherwise, with respect to the Senior Unsecured Notes or the Senior Unsecured Notes Indenture as at the Effective Date, including, without limitation, all outstanding principal, accrued and unpaid interest at the applicable contract rate, and any fees and other payments (including any applicable prepayment and/or make-whole amounts) as at the Effective Date;

“Senior Unsecured Noteholder Group” means those Senior Unsecured Noteholders (i) that are under common control, ownership or management; or (ii) for which the same person, or an affiliate, manager or employee thereof, acts as investment manager, advisor or sub-advisor;

“Senior Unsecured Noteholder New Common Share Pool” means New Common Shares representing approximately 51% (and for greater certainty, in no event less than 50.01%) of the aggregate Common Shares issued and outstanding immediately following the implementation of this Plan;

“Senior Unsecured Noteholders” means holders of Senior Unsecured Notes;

“Senior Unsecured Noteholders’ Arrangement Resolution” means the resolution of the Senior Unsecured Noteholders relating to the Arrangement to be considered at the Senior Unsecured Noteholders’ Meeting, substantially in the form attached as Appendix “A” to the Circular;

“Senior Unsecured Noteholders’ Meeting” means the meeting of the Senior Unsecured Noteholders as of the Record Date called and held pursuant to the Interim Order for the purpose of considering and voting on the Senior Unsecured Noteholders’ Arrangement Resolution and to consider such other matters as may properly come before such meeting and includes any adjournment(s) or postponement(s) of such meeting;

“Senior Unsecured Notes” means the U.S. Dollar 8.5% senior unsecured notes due 2020 issued by Bellatrix pursuant to the Senior Unsecured Notes Indenture;

“Senior Unsecured Notes Exchange Transaction” means, collectively, (i) the transactions completed by Bellatrix on September 11, 2018 involving, among other things, the exchange of approximately US$80 million in principal amount of previously outstanding Senior Unsecured Notes for approximately US$72 million of principal amount Existing Second Lien Notes, the issuance of additional US$15 million of principal amount of Existing Second Lien Notes pursuant to the Existing Second Lien Note Purchase Agreement, and the issuance of the Second Lien Exchange Warrants; and (ii) the issuance of additional US$15 million of principal amount of Existing Second Lien Notes pursuant to the Existing Second Lien Note Purchase Agreement on or about December 12, 2018;

“Senior Unsecured Notes Indenture” means the indenture dated as of May 21, 2015, among Bellatrix, as issuer, and the Senior Unsecured Notes Trustee, as amended from time to time;

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“Senior Unsecured Notes Trustee” means U.S. Bank National Association in its capacity as trustee under the Senior Unsecured Notes Indenture, and any successor thereof;

“Share Consolidation” has the meaning given to such term in Section 4.3(a);

“Shareholders’ Arrangement Resolution” means the resolution of the Existing Shareholders relating to the Arrangement to be considered at the Shareholders’ Meeting, substantially in the form attached as Appendix “C” to the Circular;

“Shareholders’ Meeting” means the meeting of the Existing Shareholders as of the Record Date called and held pursuant to the Interim Order for the purpose of considering and voting on the Shareholders’ Arrangement Resolution and to consider such other matters as may properly come before such meeting and includes any adjournment(s) or postponement(s) of such meeting;

“Support Agreements” means, collectively, the Noteholder Support Agreement and the Debentureholder Support Agreement;

“Transfer Agent” means Computershare Trust Company of Canada;

“Trustees” means, collectively, the Senior Unsecured Notes Trustee and the Convertible Debenture Trustee; and

“U.S. Dollars” or “US$” means the lawful currency of the United States of America.

1.2	Certain Rules of Interpretation

For the purposes of this Plan:

(a)

Unless otherwise expressly provided herein, any reference in this Plan to an instrument, agreement or an Order or an existing document or exhibit filed or to be filed means such instrument, agreement, Order, document or exhibit as it may have been or may be amended, modified, restated or supplemented in accordance with its terms;

(b)

The division of this Plan into articles and sections is for convenience of reference only and does not affect the construction or interpretation of this Plan, nor are the descriptive headings of articles and sections intended as complete or accurate descriptions of the content thereof;

(c)

The use of words in the singular or plural, or with a particular gender, including a definition, shall not limit the scope or exclude the application of any provision of this Plan to such Person (or Persons) or circumstances as the context otherwise permits;

(d)	The words “includes” and “including” and similar terms of inclusion shall not, unless expressly modified by the words “only” or “solely”, be construed as terms

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of limitation, but rather shall mean “includes but is not limited to” and “including but not limited to”, so that references to included matters shall be regarded as illustrative without being either characterizing or exhaustive;

(e)

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends;

(f)

Unless otherwise provided, any reference to a statute or other enactment of parliament, a legislature or other Governmental Entity includes all regulations made thereunder, all amendments to or re-enactments of such statute or regulations in force from time to time, and, if applicable, any statute or regulation that supplements or supersedes such statute or regulation;

(g)

References to a specific Recital, Article or Section shall, unless something in the subject matter or context is inconsistent therewith, be construed as references to that specific Recital, Article or Section of this Plan, whereas the terms “this Plan”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions shall be deemed to refer generally to this Plan and not to any particular Recital, Article, Section or other portion of this Plan and include any documents supplemental hereto; and

(h)	The word “or” is not exclusive.

1.3	Governing Law

This Plan shall be governed by and construed in accordance with the laws of Ontario and the federal laws of Canada applicable therein. All questions as to the interpretation or application of this Plan and all proceedings taken in connection with this Plan and its provisions shall be subject to the exclusive jurisdiction of the Court.

1.4	Currency

Unless otherwise stated, all references in this Plan to sums of money are expressed in, and all payments provided for herein shall be made in, Canadian Dollars.

1.5	Date for Any Action

If the date on which any action is required to be taken hereunder by a Person is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6	Time

Time shall be of the essence in this Plan. Unless otherwise specified, all references to time expressed in this Plan and in any document issued in connection with this Plan mean local time in Toronto, Ontario, Canada, and any reference to an event occurring on a Business Day shall mean prior to 5:00 p.m. on such Business Day.

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ARTICLE 2

TREATMENT OF AFFECTED PARTIES

2.1	Treatment of Senior Unsecured Noteholders

(a)	On the Effective Date, and in accordance with the times, steps and in the sequence set forth in Section 4.3, each Senior Unsecured Noteholder shall receive:

(i)	its Noteholder Interest Pro Rata Share of either:

(A)	the Cash Interest Payment paid in cash; or

(B)	if the Applicants and the Initial Consenting Noteholders agree prior to the Effective Date, the Additional New Third Lien Notes;

(ii)	if such Senior Unsecured Noteholder is a Consenting Noteholder (and subject to Section 2.6):

(A)	New Second Lien Notes having an aggregate principal amount equal to its Consenting Noteholder New Second Lien Note Amount;

(B)	its Consenting Noteholder Pro Rata Share of the New Third Lien Notes; and

(C)	its Consenting Noteholder Pro Rata Share of the Senior Unsecured Noteholder New Common Share Pool; and

(iii)	if such Senior Unsecured Noteholder is not a Consenting Noteholder (and subject to Section 2.6):

(A)	its Non—Consenting Noteholder Pro Rata Share of the New Third Lien Notes; and

(B)	its Non—Consenting Noteholder Pro Rata Share of the Senior Unsecured Noteholder New Common Share Pool,

all of which shall, and shall be deemed to, be received in full and final settlement of its Senior Unsecured Notes and its Senior Unsecured Noteholder Claims.

(b)

On the Effective Date, the Senior Unsecured Noteholder Claims shall, and shall be deemed to, have been irrevocably and finally extinguished; each Senior Unsecured Noteholder shall have no further right, title or interest in or to the Senior Unsecured Notes or its Senior Unsecured Noteholder Claim; and the Senior Unsecured Notes, the Senior Unsecured Notes Indenture and any and all related Debt Documents shall be cancelled and terminated pursuant to this Plan.

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(c)

The reasonable and documented outstanding fees, expenses and disbursements of the Senior Unsecured Notes Trustee, including for clarity the reasonable and documented outstanding fees, expenses and disbursements of legal counsel to the Senior Unsecured Notes Trustee pursuant to the terms of the Senior Unsecured Notes Indenture, shall be paid in full in cash by Bellatrix pursuant to the Senior Unsecured Notes Indenture.

(d)	The reasonable and documented outstanding fees and expenses of the Initial Consenting Noteholder Advisors shall be paid in full in cash by Bellatrix pursuant to the Noteholder Support Agreement.

(e)

All references to the principal amount of the Senior Unsecured Notes or the Senior Unsecured Noteholder Claims contained in this Plan shall refer to the principal amount of such Senior Unsecured Notes or the Senior Unsecured Noteholder Claims excluding any make-whole premiums, redemption premiums or other similar premiums.

2.2	Treatment of Convertible Debentureholders

(a)	On the Effective Date, and in accordance with the steps and in the sequence set forth in Section 4.3, subject to Section 2.5, each Convertible Debentureholder shall receive:

(i)	if such Convertible Debentureholder is a Consenting Debentureholder:

(A)	its Consenting Debentureholder Pro Rata Share of the Consenting Debentureholder Early Consent New Common Share Pool; and

(B)	its Convertible Debentureholder Pro Rata Share of the Convertible Debentureholder New Common Share Pool; and

(ii)	if such Convertible Debentureholder is not a Consenting Debentureholder, its Convertible Debentureholder Pro Rata Share of the Convertible Debentureholder New Common Share Pool,

all of which shall, and shall be deemed to, be received in full and final settlement of its Convertible Debentures and its Convertible Debentureholder Claims.

(b)

On the Effective Date, the Convertible Debentureholder Claims shall, and shall be deemed to, have been irrevocably and finally extinguished; each Convertible Debentureholder shall have no further right, title or interest in or to the Convertible Debentures or its Convertible Debentureholder Claim; and the Convertible Debentures, the Convertible Debenture Indenture and any and all related Debt Documents shall be cancelled and terminated pursuant to this Plan.

(c)	The reasonable and documented outstanding fees and expenses of the Convertible Debenture Trustee shall be paid in full in cash by Bellatrix pursuant to the Convertible Debenture Indenture.

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(d)

The reasonable and documented outstanding fees and expenses of the Initial Consenting Debentureholder Advisor shall be paid in full in cash by Bellatrix pursuant to the Debentureholder Support Agreement.

(e)

All references to the principal amount of the Convertible Debentures or the Convertible Debentureholder Claims contained in this Plan shall refer to the principal amount of such Convertible Debentures or the Convertible Debentureholder Claims excluding any make-whole premiums, redemption premiums or other similar premiums.

2.3	Treatment of Existing Equity Holders

Each Existing Shareholder shall retain its Existing Shares, subject to the Share Consolidation in accordance with Section 4.3(a) of this Plan and the treatment of fractional interests in accordance with Section 4.2 of this Plan, such that, subject to Section 2.5, the Common Shares owned by the Existing Shareholders immediately following implementation of this Plan shall, in the aggregate, equal approximately 16.5% of the aggregate Common Shares issued and outstanding immediately following the implementation of this Plan (the “Existing Shareholder Common Share Pool”).

2.4	Unaffected Parties

(a)

This Plan and the Arrangement Agreement shall not, and shall not be deemed to, affect the First Lien Lenders or the First Lien Agent or any of Bellatrix’s obligations under or in respect of the First Lien Credit Agreement.

(b)

Subject to Article 5 and Section 7.2, which shall be binding on all Persons pursuant to this Plan and the Final Order, this Plan shall not, and shall not be deemed to, affect any of the Existing Second Lien Noteholders or the Existing Second Lien Notes Agent, or any of Bellatrix’s obligations under or in respect of the Existing Second Lien Notes. For greater certainty, and without limiting the foregoing, notwithstanding anything contained in Section 4.3 of this Plan with respect to steps to implement this Plan that may reference matters relating to the Existing Second Lien Notes, the Existing Second Lien Noteholders or the Existing Second Lien Notes Agent, no such provisions shall be binding on the Existing Second Lien Noteholders or the Existing Second Lien Notes Agent or affect the Existing Second Lien Notes or the Existing Second Lien Note Purchase Agreement without the consent of the Existing Second Lien Noteholders.

2.5	Alternative Convertible Debenture Transaction

(a)

Notwithstanding Section 2.2, Bellatrix shall have the right to, on or prior to the Effective Date, repay in full the outstanding principal amount and all accrued and unpaid interest in respect of the Convertible Debentures up to the date of such repayment in cash from the proceeds of one or more issuances of newly issued Common Shares from the Alternative Convertible Debenture Transaction Common Share Pool in full and final settlement of the Convertible Debentures and the Convertible Debentureholder Claims (the “Alternative Convertible

16

Debenture Transaction”), and to the extent that the aggregate Common Shares issued pursuant to the Alternative Convertible Debenture Transaction equal less than 32.5% of the aggregate Common Shares issued and outstanding immediately following the implementation of this Plan, the Common Shares representing any such difference shall be deemed to increase the Existing Shareholder Common Share Pool. For certainty, no additional Common Shares would be issued to Existing Shareholders in connection with such deemed increase of the Existing Shareholder Common Share Pool; rather the proportion of the total aggregate Common Shares issued and outstanding immediately following implementation of this Plan that the Existing Shareholder Common Share Pool shall represent shall be increased proportionately and, for greater certainty, the proportion of the total aggregate Common Shares issued and outstanding immediately following implementation of this Plan that the Senior Unsecured Noteholder New Common Share Pool shall represent shall remain unchanged.

(b)

Upon the payment in cash in full of the outstanding principal amount and all accrued and unpaid interest in respect of the Convertible Debentures up to the date of such repayment pursuant to any Alternative Convertible Debenture Transaction, the Convertible Debentureholder Claims shall, and shall be deemed to, have been irrevocably and finally extinguished; each Convertible Debentureholder shall have no further right, title or interest in or to the Convertible Debentures or its Convertible Debentureholder Claim; and the Convertible Debentures, the Convertible Debenture Indenture and any and all related Debt Documents shall be cancelled and terminated pursuant to this Plan.

(c)

The Applicants shall be entitled to make such amendments to this Plan as are necessary or desirable to reflect the implementation of any Alternative Convertible Debenture Transaction, provided that any such amendments are acceptable to the Initial Consenting Noteholders, acting reasonably, and, without limiting the foregoing, in the event that the outstanding principal amount and all accrued and unpaid interest in respect of the Convertible Debentures is paid in cash in full on or prior to the Effective Date pursuant to an Alternative Convertible Debenture Transaction, the Majority Consenting Debentureholders shall no longer have any consent or approval rights with respect to this Plan that are otherwise set out herein or in the Debentureholder Support Agreement.

2.6	Alternative Senior Unsecured Noteholder Group Equity Allocation

(a)

Notwithstanding Section 2.1(a), if a Senior Unsecured Noteholder Group would otherwise own (or would otherwise be deemed to own) , in the aggregate, 25% or more of the aggregate issued and outstanding Common Shares immediately following implementation of this Plan, such Senior Unsecured Noteholder Group shall only be entitled to receive such number of New Common Shares pursuant to this Plan such that immediately following implementation of this Plan such Senior Unsecured Noteholder Group shall own, in the aggregate, approximately 24.99% (and in any event less than 25%) of the aggregate issued and outstanding Common Shares, and any New Common Shares that such Senior Unsecured

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Noteholder Group would have otherwise been entitled to receive pursuant to this Plan but for this Section 2.6(a) shall be allocated and issued instead to the Senior Unsecured Noteholders that are not part of such Senior Unsecured Noteholder Group on a pro rata basis pursuant to this Plan (on the same basis as the Senior Unsecured Noteholder New Common Share Pool, taking into account the removal of the Senior Unsecured Notes held by the Senior Unsecured Noteholder Group as part of such pro rata calculations) (collectively, the “Alternative Senior Unsecured Noteholder Group Equity Allocation”). The Alternative Senior Unsecured Noteholder Group Equity Allocation Conditions set out in this Plan shall be satisfied in connection with the implementation of any Alternative Senior Unsecured Noteholder Group Equity Allocation.

(b)

The Applicants shall be entitled to make such amendments to this Plan as are necessary or desirable to reflect the implementation of any Alternative Senior Unsecured Noteholder Group Equity Allocation, provided that any such amendments are acceptable to the Initial Consenting Noteholders and the Majority Consenting Debentureholders, each acting reasonably.

ARTICLE 3

ISSUANCES, DISTRIBUTIONS AND PAYMENTS

3.1	Delivery of Cash Interest Payment

The payment by Bellatrix on the Effective Date of the Cash Interest Payment (to the extent payable in cash pursuant to this Plan) shall be effected through the delivery of cash in the applicable amount of the Cash Interest Payment to the Senior Unsecured Notes Trustee for distribution to the Senior Unsecured Noteholders as of the Distribution Record Date in accordance with the Senior Unsecured Notes Indenture and customary practices.

3.2	Delivery of New Second Lien Notes

(a)

The delivery of the New Second Lien Notes issued pursuant to this Plan shall be made, as determined by the Applicants in advance of the Effective Date, with the consent of the Initial Consenting Noteholders, acting reasonably, by way of either:

(i)

(A) issuance on the Effective Date of a global note (which global note may also reflect some or all of the Existing Second Lien Notes) in the name of DTC (or its nominee) in respect of the New Second Lien Notes to be issued to Consenting Noteholders that are entitled to receive New Second Lien Notes under this Plan and that are able to receive such New Second Lien Notes through DTC as of the Distribution Record Date, and (B) if applicable, delivery on the Effective Date, or as soon as practicable thereafter, of New Second Lien Notes in certificated form, substantially in the form of Exhibit 6 to the Existing Second Lien Note Purchase Agreement, or in book form (as determined by the Applicants in consultation with the Second Lien Notes Trustee) to any Consenting

18

Noteholder that has withdrawn its Senior Unsecured Notes from DTC and holds such Senior Unsecured Notes in registered form, pursuant to the registration and delivery instructions provided by each such Consenting Noteholder; or

(ii)

delivery on the Effective Date, or as soon as practicable thereafter, of the New Second Lien Notes in certificated form, substantially in the form of Exhibit 6 to the Existing Second Lien Note Purchase Agreement, or in book form (as determined by the Applicants in consultation with the Existing Second Lien Notes Agent) to all Consenting Noteholders that are entitled to receive New Second Lien Notes under this Plan, pursuant to the registration and delivery instructions provided by each such Consenting Noteholder.

(b)

Each Consenting Noteholder entitled to receive New Second Lien Notes under this Plan shall be required to provide registration details for the issuance and delivery of its New Second Lien Notes in certificated form or book form to the Proxy and Information Agent by the Early Consent Date (or such later date as agreed to by the Applicants, acting reasonably). If a Consenting Noteholder that is to receive its New Second Lien Notes in certificated form or book form pursuant to Section 3.2(a) has not provided the required registration details to the Proxy and Information Agent by the Early Consent Date (or such later date as agreed to by the Applicants, acting reasonably), such Consenting Noteholder’s New Second Lien Notes shall be issued in certificated form (or such other form as agreed to with the Existing Second Lien Notes Agent or, if applicable, the Second Lien Notes Trustee) to the Proxy and Information Agent for the benefit of the Consenting Noteholder until such time as the Consenting Noteholder provides the required registration details.

3.3	Delivery of New Third Lien Notes

(a)

The delivery of the New Third Lien Notes issued pursuant to this Plan shall be made by way of (i) issuance on the Effective Date of a global note in the name of DTC (or its nominee) in respect of the New Third Lien Notes to be issued to the Senior Unsecured Noteholders that are entitled to receive New Third Lien Notes under this Plan and who are able to receive the New Third Lien Notes through DTC as of the Distribution Record Date, and (ii) if applicable, delivery on the Effective Date, or as soon as practicable thereafter, of New Third Lien Notes in certificated form or in book form (as determined by the Applicants in consultation with the New Third Lien Notes Trustee) to any Senior Unsecured Noteholder that is entitled to receive New Third Lien Notes under this Plan, has withdrawn its Senior Unsecured Notes from DTC and holds such Senior Unsecured Notes in registered form, pursuant to the registration and delivery instructions provided by each such Senior Unsecured Noteholder.

(b)	Any Senior Unsecured Noteholder that has withdrawn its Senior Unsecured Notes from DTC and holds such Senior Unsecured Notes in registered form shall be

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required to provide registration details for the issuance and delivery of its New Third Lien Notes in certificated form or book form to the Proxy and Information Agent by the Early Consent Date (or such later date as agreed to by the Applicants, acting reasonably). If a Senior Unsecured Noteholder that is to receive its New Third Lien Notes in certificated form or book form pursuant to Section 3.3(a) has not provided the required registration details to the Proxy and Information Agent by the Early Consent Date (or such later date as agreed to by the Applicants, acting reasonably), such Senior Unsecured Noteholder’s New Third Lien Notes shall be issued to the Proxy and Information Agent in the form of a separate global note (or such other form as agreed to with the New Third Lien Notes Trustee) to the Proxy and Information Agent for the benefit of the Senior Unsecured Noteholder until such time as the Senior Unsecured Noteholder provides the required registration details.

(c)	Sections 3.3(a) and 3.3(b) shall apply mutatis mutandis in respect of any Additional New Third Lien Notes that may be issued pursuant to the terms of this Plan.

3.4	Delivery of New Common Shares

(a)	On the Effective Date, all New Common Shares issued in connection with this Plan shall be deemed to be duly authorized, validly issued, fully paid and non- assessable.

(b)

On the Effective Date, Bellatrix shall deliver a treasury direction to the Transfer Agent that directs the Transfer Agent to issue all of the New Common Shares to be issued and distributed under this Plan and direct the Transfer Agent to use its commercially reasonable efforts to cause the New Common Shares under this Plan to be distributed by no later than the second Business Day following the Effective Date (or such other date as the Applicants, the Initial Consenting Noteholders and the Majority Consenting Debentureholders may agree, each acting reasonably).

(c)

The delivery of New Common Shares issued pursuant to this Plan shall be made (i) in respect of Senior Unsecured Noteholders and Convertible Debentureholders that are entitled to receive New Common Shares under this Plan and who are able to receive New Common Shares though DTC or CDS, as applicable, as of the Record Date, through the facilities of DTC or CDS, as applicable, to Intermediaries who, in turn, will make delivery of the New Common Shares to the ultimate beneficial recipients thereof pursuant to standing instructions and customary practices of DTC or CDS, as applicable, or (ii) in respect of any Senior Unsecured Noteholder or Convertible Debentureholder that is entitled to receive New Common Shares under this Plan, has withdrawn its Senior Unsecured Notes from DTC or its Convertible Debentures from CDS, as applicable, and holds such Senior Unsecured Notes or Convertible Debentures, as applicable, in registered form, by providing either (A) Direct Registration System advices or confirmations or (B) certificated shares, as elected by such holder in consultation with Bellatrix,

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in the name of the applicable recipient thereof (or its Intermediary) and registered electronically in Bellatrix’s records which will be maintained by the Transfer Agent.

(d)

The aggregate number of New Common Shares to be issued pursuant to this Plan (the “Aggregate Number of New Common Shares”) shall equal approximately 34,120,808, subject to Sections 4.2(a) and 2.5; provided that the foregoing Aggregate Number of New Common Shares is calculated based on 80,909,225 Existing Shares issued and outstanding as of the Record Date that shall, pursuant to the Share Consolidation, be consolidated on a 12 for 1 basis into approximately 6,742,435 Common Shares, subject to Section 4.2(a), and which shall equal approximately 16.5% of the Common Shares immediately following implementation of this Plan, subject to Section 2.5. If the number of Existing Shares outstanding on the Distribution Record Date is not 80,909,225, then the Aggregate Number of New Common Shares shall be amended proportionately by Bellatrix, with the consent of the Initial Consenting Noteholders and the Majority Consenting Debentureholders, each acting reasonably, to reflect the aggregate number of Existing Shares actually issued and outstanding immediately prior to the Effective Date.

3.5	Delivery of Post-Share Consolidation Common Shares

After the Effective Date and following delivery to the Transfer Agent of a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Transfer Agent may require, each registered Existing Shareholder shall be entitled to receive in exchange therefore, and the Transfer Agent shall deliver to such Existing Shareholder, Direct Registration Statement advices evidencing the post-Share Consolidation Common Shares, or certificated post- Share Consolidation Common Shares, to which the Existing Shareholder’s Existing Shares are and are deemed to be consolidated pursuant to Section 4.3(a) of this Plan.

3.6	Delivery of Consideration in connection with an Alternative Senior Unsecured Noteholder Group Equity Allocation

The Applicants and the Initial Consenting Noteholders, each acting reasonably, may agree on any additional or alternative delivery method that may be necessary or desirable in respect of any Alternative Senior Unsecured Noteholder Group Equity Allocation, and no further amendments to this Plan or approvals in respect thereof shall be required.

3.7	No Liability in respect of Deliveries

(a)

None of the Applicants, nor their respective directors or officers, shall have any liability or obligation in respect of any deliveries, directly or indirectly, from, as applicable, (i) the Senior Unsecured Notes Trustee, (ii) the Convertible Debenture Trustee, (iii) the Existing Second Lien Notes Agent, or if applicable, the Second Lien Notes Trustee, (iv) the New Third Lien Notes Trustee, (v) DTC, (vi) CDS or (vii) the Intermediaries, in each case to the ultimate beneficial recipients of any consideration payable or deliverable by the Applicants pursuant to this Plan.

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(b)

None of the Senior Unsecured Notes Trustee or the Convertible Debenture Trustee shall incur, and each is hereby released from, any liability as a result of carrying out any provisions of this Plan and any actions related or incidental thereto, save and except for any gross negligence or wilful misconduct on its part (as determined by a final, non-appealable judgment of a court of competent jurisdiction). On the Effective Date after the completion of the transactions set forth in Section 4.3, all duties and responsibilities of the Senior Unsecured Notes Trustee and the Convertible Debenture Trustee arising under or related to the Senior Unsecured Notes and the Convertible Debentures, respectively, shall be discharged except to the extent required in order to effectuate this Plan.

3.8	Surrender and Cancellation of Notes and Debenture

(a)

On the Effective Date, DTC (or its nominee) (as registered holder of the Senior Unsecured Notes on behalf of the Senior Unsecured Noteholders) and each other Person who holds Senior Unsecured Notes in registered form on the Effective Date shall surrender, or cause the surrender of, the certificate(s) representing the Senior Unsecured Notes to the Senior Unsecured Notes Trustee for cancellation in exchange for the consideration payable to Senior Unsecured Noteholders pursuant to Section 2.1 (or, if applicable, pursuant to Section 2.6).

(b)

On the Effective Date, CDS (or its nominee) (as registered holder of the Convertible Debentures on behalf of the Convertible Debentureholders) and each other Person who holds Convertible Debentures in registered form on the Effective Date shall surrender, or cause the surrender of, the certificate(s) representing the Convertible Debentures to the Convertible Debenture Trustee for cancellation in exchange for the consideration payable to Convertible Debentureholders pursuant to Section 2.2 (or, if applicable, pursuant to Section 2.5).

3.9	Application of Plan Distributions

All amounts paid or payable hereunder on account of the Debtholder Claims (including, for greater certainty, any securities received hereunder) shall be applied as follows: (a) with respect to the Cash Interest Payment (or any Additional New Third Lien Notes issued in lieu of the Cash Interest Payment), in respect of accrued but unpaid interest in respect of the Senior Unsecured Notes, and (b) with respect to all other consideration issued under this Plan, (i) first, in respect of the principal amount of the Obligations to which such Debtholder Claims relate, and (ii) second, in respect of the accrued but unpaid interest on such Obligations.

3.10	Withholding Rights

The Applicants shall be entitled to deduct and withhold from any consideration or other amount deliverable or otherwise payable to any Person hereunder such amounts as the Applicants may be required to deduct or withhold with respect to such payment under the Income Tax Act (Canada), or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended, provided that any such right to deduct or withhold shall not otherwise

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change or modify the Applicants’ obligations in respect of withholding taxes under the terms of the Senior Unsecured Notes Indenture and any and all related Debt Documents. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the relevant Person in respect of which such deduction and withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity.

ARTICLE 4

IMPLEMENTATION

4.1	Corporate Authorizations

The adoption, execution, delivery, implementation and consummation of all matters contemplated under this Plan involving corporate action of any of the Applicants will occur and be effective as of the Effective Date (or such other date as the Applicants, the Initial Consenting Noteholders and the Majority Consenting Debentureholders may agree, each acting reasonably), and will be authorized and approved under this Plan and by the Court, where appropriate, as part of the Final Order, in all respects and for all purposes without any requirement of further action by shareholders, directors or officers of the Applicants. All necessary approvals to take actions shall be deemed to have been obtained from the directors or the shareholders of the Applicants, as applicable.

4.2	Fractional Interests

(a)

No fractional Common Shares shall be issued under this Plan, including any fractional interests created as a result of the Share Consolidation, and fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Common Shares. Any legal, equitable, contractual and any other rights or claims (whether actual or contingent, and whether or not previously asserted) of any Person with respect to fractional Common Shares pursuant to this Plan shall be rounded down to the nearest whole number of Common Shares without compensation therefor.

(b)

The New Second Lien Notes, the New Third Lien Notes and, if applicable, Additional New Third Lien Notes issued pursuant to this Plan shall each be issued in minimum increments of US$1,000, and the amount of New Second Lien Notes that each Consenting Noteholder shall be entitled to under this Plan and the amount of New Third Lien Notes and, if applicable, Additional New Third Lien Notes that each Senior Unsecured Noteholder shall be entitled to under this Plan shall in each case be rounded down to the nearest multiple of US$1,000 without compensation therefor.

(c)

All payments made in cash pursuant to this Plan shall be made in minimum increments of $0.01 or US$0.01, as applicable, and the amount of any payments to which a Person may be entitled to under this Plan shall be rounded down to the nearest multiple of $0.01 or US$0.01, as applicable.

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4.3	Effective Date Transactions

Commencing at the Effective Time, the following events or transactions will occur, or be deemed to have occurred and be taken and effected, in the following order in five minute increments (unless otherwise indicated) and at the times set out in this Section 4.3 (or in such other manner or order or at such other time or times as the Applicants, the Initial Consenting Noteholders and the Majority Consenting Debentureholders may agree, each acting reasonably), without any further act or formality required on the part of any Person, except as may be expressly provided herein:

(a)

The Existing Shares shall be, and shall be deemed to be, consolidated (the “Share Consolidation”) on the basis of one Common Share for every 12 Common Shares outstanding immediately prior to the Effective Time. Any fractional interests in the consolidated Common Shares will, without any further act or formality, be cancelled without payment of any consideration therefor. Notwithstanding any provision of the CBCA, immediately following the completion of the Share Consolidation, the stated capital of the Common Shares shall be equal to the stated capital of the Common Shares immediately prior to the Share Consolidation.

(b)	The following shall occur concurrently:

(i)

As determined by Bellatrix, with the consent of the Initial Consenting Noteholders, acting reasonably, either (A) Bellatrix, the Existing Second Lien Notes Agent and the Existing Second Lien Noteholders shall enter into the Existing Second Lien Note Purchase Agreement Amendment and all holders of New Second Lien Notes shall be deemed to have executed such Existing Second Lien Note Purchase Agreement Amendment, or (B) Bellatrix and the Second Lien Notes Trustee shall enter into the Second Lien Notes Indenture, in each case together with all related documentation (including any applicable security documentation) as agreed by Bellatrix and the Initial Consenting Noteholders, each acting reasonably;

(ii)

Bellatrix and the New Third Lien Notes Trustee shall enter into the New Third Lien Notes Indenture together with all related documentation (including applicable security documentation) as agreed by Bellatrix and the Initial Consenting Noteholders, each acting reasonably; and

(iii)	in exchange for the Senior Unsecured Notes, and in full and final settlement of the Senior Unsecured Noteholder Claims, Bellatrix shall issue to each Senior Unsecured Noteholder:

(A)	its Noteholder Interest Pro Rata Share of either:

(1)	the Cash Interest Payment paid in cash; or

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(2)	if the Applicants and Initial Consenting Noteholders agree prior to the Effective Date, the Additional New Third Lien Notes;

(B)	if such Senior Unsecured Noteholder is a Consenting Noteholder (and subject to Section 2.6):

(1)	New Second Lien Notes having an aggregate principal amount equal to its Consenting Noteholder New Second Lien Note Amount;

(2)	its Consenting Noteholder Pro Rata Share of the New Third Lien Notes; and

(3)	its Consenting Noteholder Pro Rata Share of the Senior Unsecured Noteholder New Common Share Pool; and

(C)	if such Senior Unsecured Noteholder is not a Consenting Noteholder (and subject to Section 2.6):

(1)	its Non-Consenting Noteholder Pro Rata Share of the New Third Lien Notes; and

(2)	its Non-Consenting Noteholder Pro Rata Share of the Senior Unsecured Noteholder New Common Share Pool,

and Bellatrix shall add an amount to the stated capital account maintained in respect of the New Common Shares equal to the lesser of (i) the fair market value on the Effective Date of the Senior Unsecured Noteholder New Common Share Pool issued to Senior Unsecured Noteholders pursuant to this Section 4.3(b), and (ii) the aggregate principal amount and accrued interest of the Senior Unsecured Notes less the Cash Interest Payment and the aggregate principal amount of the New Second Lien Notes and New Third Lien Notes issued to Senior Unsecured Noteholders, and the price for which the Senior Unsecured Notes are exchanged under this Plan shall be equal to the aggregate principal amount of the New Second Lien Notes and New Third Lien Notes and the amount added to the stated capital account in respect of the issuance of the Senior Unsecured Noteholder New Common Share Pool.

(c)	Concurrently with the transactions contemplated by Section 4.3(b):

(i)

the Senior Unsecured Noteholder Claims shall, and shall be deemed to be, irrevocably and finally extinguished and the Senior Unsecured Noteholders shall have no further right, title or interest in and to the Senior Unsecured Notes or their respective Senior Unsecured Noteholder Claims; and

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(ii)

the Senior Unsecured Notes, the Senior Unsecured Notes Indenture and any and all other related Debt Documents shall be cancelled, provided that the Senior Unsecured Notes Indenture shall remain in effect solely to allow the Senior Unsecured Notes Trustee to make the distributions set forth in this Plan.

(d)

Concurrently with the steps set forth in Section 4.3(b) above, in exchange for the Convertible Debentures, and in full and final settlement of the Convertible Debentureholder Claims, Bellatrix shall issue to each Convertible Debentureholder:

(i)	if such Convertible Debentureholder is a Consenting Debentureholder:

(A)	its Consenting Debentureholder Pro Rata Share of the Consenting Debentureholder Early Consent New Common Share Pool; and

(B)	its Convertible Debentureholder Pro Rata Share of the Convertible Debentureholder New Common Share Pool; and

(ii)	if such Convertible Debentureholder is not a Consenting Debentureholder, its Convertible Debentureholder Pro Rata Share of the Convertible Debentureholder New Common Share Pool,

and Bellatrix shall add an amount to the stated capital account maintained in respect of the New Common Shares equal to the lesser of (i) the fair market value on the Effective Date of the Consenting Debentureholder Early Consent New Common Share Pool and the Convertible Debentureholder New Common Share Pool issued to Convertible Debentureholders pursuant to this Section 4.3(d), and (ii) the aggregate principal amount and accrued interest of the Convertible Debentures.

(e)	Concurrently with the issuance of the New Common Shares as contemplated by Section 4.3(d):

(i)

the Convertible Debentureholder Claims shall, and shall be deemed to be, irrevocably and finally extinguished and the Convertible Debentureholders shall have no further right, title or interest in and to the Convertible Debentures or their respective Convertible Debentureholder Claims; and

(ii)

the Convertible Debentures, the Convertible Debenture Indenture and any and all other related Debt Documents shall be cancelled, provided that the Convertible Debenture Indenture shall remain in effect solely to allow the Convertible Debenture Trustee to make the distributions set forth in this Plan.

(f)	The releases referred to in Section 5.1 shall become effective.

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(g)

Unless otherwise agreed by Bellatrix and the Initial Consenting Noteholders, such number of the directors of Bellatrix immediately prior to the Effective Time as agreed to by Bellatrix and the Initial Consenting Noteholders shall have resigned or be deemed to have resigned and the New Directors shall be deemed to have been appointed.

(h)

One hour after the steps set forth in Section 4.3(g), Bellatrix and the Bellatrix Subsidiary shall be, and shall be deemed to be, amalgamated and continued as one corporation (“Amalgamated Bellatrix”) under the CBCA in accordance with the following:

(i)	Name. The name of Amalgamated Bellatrix shall be “Bellatrix Exploration Ltd.”;

(ii)

Registered Office. The registered office of Amalgamated Bellatrix shall be located in the City of Calgary in the Province of Alberta. The address of the registered office of Amalgamated Bellatrix shall be 1920, 800 - 5th Avenue S.W., Calgary, Alberta T2P 3T6;

(iii)	Restrictions on Business. There shall be no restrictions on the business that Amalgamated Bellatrix may carry on;

(iv)	Articles. The articles of Bellatrix, as in effect immediately prior to the Amalgamation, shall be deemed to be the articles of Amalgamated Bellatrix;

(v)

Directors. Amalgamated Bellatrix shall have a minimum of 1 director and a maximum of 15 directors, until changed in accordance with the CBCA. Until changed by shareholders of Amalgamated Bellatrix, or by the directors of Amalgamated Bellatrix in accordance with the CBCA, the directors of Bellatrix, as in effect immediately prior to the Amalgamation, shall be deemed to be the directors of Amalgamated Bellatrix;

(vi)

Shares. All shares of the Bellatrix Subsidiary shall be cancelled without any repayment of capital in respect thereof; no shares will be issued by Amalgamated Bellatrix in connection with the Amalgamation and all shares of Bellatrix prior to the Amalgamation shall be unaffected and shall continue as shares of Amalgamated Bellatrix;

(vii)	Stated Capital. The stated capital account of the shares of Amalgamated Bellatrix will be equal to the stated capital account in respect of the Common Shares immediately prior to the Amalgamation;

(viii)	By-laws. The by-laws of Bellatrix, as in effect immediately prior to the Amalgamation, shall be deemed to be the by-laws of Amalgamated Bellatrix;

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(ix)	Effect of Amalgamation. The provisions of subsection 186(a) to (g) of the CBCA shall apply to the Amalgamation with the result that:

(A)	the amalgamation of the amalgamating corporations and their continuance as one corporation becomes effective;

(B)	the property of each amalgamating corporation continues to be the property of Amalgamated Bellatrix;

(C)	Amalgamated Bellatrix continues to be liable for the obligations of each amalgamating corporation;

(D)	an existing cause of action, claim or liability to prosecution is unaffected;

(E)	a civil, criminal or administrative action or proceeding pending by or against an amalgamating corporation may be continued to be prosecuted by or against Amalgamated Bellatrix;

(F)	a conviction against, or ruling, order or judgment in favour of or against, an amalgamating corporation may be enforced by or against Amalgamated Bellatrix; and

(G)

the Articles of Arrangement are deemed to be the articles of incorporation of Amalgamated Bellatrix and the Certificate of Arrangement is deemed to be the certificate of incorporation of Amalgamated Bellatrix.

ARTICLE 5

RELEASES

5.1	Release of Released Parties

At the applicable time pursuant to Section 4.3, each of the Released Parties shall be released and discharged from all present and future actions, causes of action, damages, judgments, executions, obligations, liabilities and Claims of any kind or nature whatsoever arising on or prior to the Effective Date in connection with the Debt, the Debt Documents, the Senior Unsecured Notes Exchange Transaction, the Support Agreements, the Arrangement, the Arrangement Agreement, this Plan, the CBCA Proceedings and any other proceedings commenced with respect to or in connection with this Plan, the transactions contemplated hereunder, and any other actions or matters related directly or indirectly to the foregoing, provided that nothing in this paragraph shall release or discharge (i) any of the Released Parties from or in respect of their respective obligations under this Plan, the New Second Lien Notes, the New Third Lien Notes or any Order or document ancillary to any of the foregoing, or (ii) any Released Party from liabilities or claims attributable to such Released Party’s fraud, gross negligence or wilful misconduct, as determined by the final, non-appealable judgment of a court of competent jurisdiction. The foregoing release shall not be construed to prohibit a party in interest from seeking to enforce the

28

terms of this Plan or any contract or agreement entered into pursuant to, in connection with or contemplated by this Plan.

5.2	Injunctions

All Persons are permanently and forever barred, estopped, stayed and enjoined, on and after the Effective Date, with respect to any and all Released Claims, from (i) commencing, conducting or continuing in any manner, directly or indirectly, any action, suits, demands or other proceedings of any nature or kind whatsoever of any Person against the Released Parties, as applicable; (ii) enforcing, levying, attaching, collecting or otherwise recovering or enforcing by any manner or means, directly or indirectly, any judgment, award, decree or order against the Released Parties; (iii) creating, perfecting, asserting or otherwise enforcing, directly or indirectly, any lien or encumbrance of any kind against the Released Parties or their property; or (iv) taking any actions to interfere with the implementation or consummation of this Plan or the transactions contemplated hereunder; provided, however, that the foregoing shall not apply to the enforcement of any obligations under this Plan or any document, instrument or agreement executed to implement this Plan.

ARTICLE 6

CONDITIONS PRECEDENT AND IMPLEMENTATION

6.1	Conditions to Plan Implementation

The implementation of this Plan shall be conditional upon the fulfillment, satisfaction or waiver (to the extent permitted by Section 6.2) of the following conditions:

(a)

The Court shall have granted the Final Order, the implementation, operation or effect of which shall not have been stayed, varied in a manner not acceptable to the Applicants, the Initial Consenting Noteholder and the Majority Consenting Debentureholders, vacated or subject to pending appeal;

(b)	No Law shall have been passed and become effective, the effect of which makes the consummation of this Plan illegal or otherwise prohibited;

(c)

Any steps, actions or resolutions that may be required in order to proportionately adjust Bellatrix’s outstanding stock options, restricted share units, performance share units, deferred share units and any other equity or equity-linked securities of Bellatrix to reflect the Share Consolidation shall be completed, effective concurrently with the step in Section 4.3(a) of this Plan, in form and substance satisfactory to Bellatrix and the Initial Consenting Noteholders, each acting reasonably;

(d)	All conditions to implementation of this Plan set out in the Noteholder Support Agreement shall have been satisfied or waived in accordance with their terms; and

(e)	All conditions to implementation of this Plan set out in the Debentureholder Support Agreement shall have been satisfied or waived in accordance with their terms.

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6.2	Waiver of Conditions

The Applicants, the Initial Consenting Noteholders and the Majority Consenting Debentureholders, as applicable, may at any time and from time to time waive the fulfillment or satisfaction, in whole or in part, of the conditions set out herein, to the extent and on such terms as such parties may agree, each acting reasonably, provided however that the condition set out in Sections 6.1(a) and 6.1(b) cannot be waived, Sections 6.1(c) and 6.1(d) can only be waived by the Applicants and the Initial Consenting Noteholders, and Section 6.1(e) can only be waived by the Applicants and the Majority Consenting Debentureholders.

6.3	Effectiveness

This Plan will become effective in the sequence described in Section 4.3 on the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, and shall be binding on and enure to the benefit of the Applicants, the Debtholders, the Trustees, all Existing Equity Holders, the Released Parties and all other Persons named or referred to in, or subject to, this Plan and their respective successors and assigns and their respective heirs, executors, administrators and other legal representatives, successors and assigns. The Articles of Arrangement shall be filed and the Certificate of Arrangement shall be issued in each case with respect to the Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions in Section 4.3 has become effective in the sequence set forth therein. No portion of this Plan shall take effect with respect to any party or Person until the Effective Time.

6.4	Effect of Non-Occurrence of Conditions to Plan Implementation

If the Effective Date does not occur on or before the termination of the Noteholder Support Agreement, then (a) this Plan shall be null and void in all respects; (b) any settlement or compromise embodied in this Plan, and any document or agreement executed pursuant to this Plan shall be deemed null and void; and (c) the Applicants’ obligations with respect to the Debt, Debt Documents and Debtholder Claims shall remain unchanged and nothing contained in this Plan shall constitute or be deemed a waiver or release of any Debtholder Claims.

ARTICLE 7

GENERAL

7.1	Deemed Consents, Waivers and Agreements

At the Effective Time:

(a)	each Debtholder and Existing Equity Holder shall be deemed to have consented and agreed to all of the provisions of this Plan in its entirety;

(b)

each Applicant, Debtholder and Existing Equity Holder shall be deemed to have executed and delivered to the other parties all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out this Plan in its entirety; and

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(c)

all consents, releases, assignments and waivers, statutory or otherwise, required from any Person to implement and carry out this Plan in its entirety shall be deemed to have been executed and delivered to the Applicants.

7.2	Waiver of Defaults

From and after the Effective Time, all Persons named or referred to in, or subject to, this Plan shall be deemed to have consented and agreed to all of the provisions of this Plan in its entirety. Without limiting the foregoing, from and after the Effective Time. all Persons shall be deemed to have:

(a)

waived any and all defaults or events of default, third-party change of control rights or any non-compliance with any covenant, warranty, representation, term, provision, condition or obligation, expressed or implied, in any contract, instrument, credit document, lease, licence, guarantee, agreement for sale or other agreement, written or oral, in each case relating to, arising out of, or in connection with, the Debt, the Debt Documents, the Support Agreements, the Arrangement, the Arrangement Agreement, this Plan, the transactions contemplated hereunder, the CBCA Proceedings and any other proceedings commenced with respect to or in connection with this Plan and any and all amendments or supplements thereto. Any and all notices of default and demands for payment or any step or proceeding taken or commenced in connection with any of the foregoing shall be deemed to have been rescinded and of no further force or effect, provided that nothing shall be deemed to excuse the Applicants and their respective successors and assigns from performing their obligations under this Plan or any contract or agreement entered into pursuant to, in connection with, or contemplated by, this Plan; and

(b)

agreed that if there is any conflict between the provisions of any agreement or other arrangement, written or oral, existing between such Person and any of the Applicants prior to the Effective Date (excluding the First Lien Credit Agreement or the Loan Documents (as defined in the First Lien Credit Agreement)) and the provisions of this Plan, then the provisions of this Plan take precedence and priority and the provisions of such agreement or other arrangement are deemed to be amended accordingly, provided, however, that notwithstanding any other provision of this Plan, nothing herein shall affect the obligations of any of the Applicants to any employee thereof in their capacity as such, including any contract of employment between any Person and any of the Applicants.

7.3	Compliance with Deadlines

The Applicants have the right to waive strict compliance with the Early Consent Date (in consultation with the Initial Consenting Noteholders) and the right to waive strict compliance with any other deadlines for the submissions of forms or other documentation pursuant to this Plan, and shall be entitled to waive any deficiencies with respect to any forms or other documentation submitted pursuant to this Plan.

31

7.4	Paramountcy

From and after the Effective Date, any conflict between this Plan and the covenants, warranties, representations, terms, conditions, provisions or obligations, expressed or implied, of any contract, mortgage, security agreement, indenture, trust indenture, loan agreement, commitment letter, by-laws or other agreement, written or oral, and any and all amendments or supplements thereto existing between one or more of the Debtholders and any of the Applicants with respect to the Debt Documents as at the Effective Date shall be deemed to be governed by the terms, conditions and provisions of this Plan and the Final Order, which shall take precedence and priority.

7.5	Deeming Provisions

In this Plan, the deeming provisions are not rebuttable and are conclusive and irrevocable.

7.6	Modification of Plan

Subject to the terms and conditions of the Support Agreements:

(a)

the Applicants reserve the right to amend, restate, modify and/or supplement this Plan at any time and from time to time, provided that (except as provided in subsection (c) below) any such amendment, restatement, modification or supplement must be contained in a written document that is (i) filed with the Court and, if made following the Meetings, approved by the Court, and (ii) communicated to the Debtholders and Existing Shareholders in the manner required by the Court (if so required);

(b)

any amendment, modification or supplement to this Plan may be proposed by the Applicants at any time prior to or at the Meetings, with or without any prior notice or communication (other than as may be required under the Interim Order), and if so proposed and accepted at the Meetings, shall become part of this Plan for all purposes; and

(c)

any amendment, modification or supplement to this Plan may be made following the Meetings by the Applicants, without requiring filing with, or approval of, the Court, provided that it concerns a matter which is of an administrative nature and is required to better give effect to the implementation of this Plan and is not materially adverse to the financial or economic interests of any of the Debtholders or Existing Shareholders,

provided that notwithstanding anything to the contrary in the foregoing, the Applicants shall be entitled to make any other amendments, modifications or supplements to this Plan to the extent expressly permitted by Sections 2.5(c), 2.6(b) and 3.6 of this Plan on the terms set out therein.

32

7.7	Notices

Any notice or other communication to be delivered hereunder must be in writing and refer to this Plan and may, as hereinafter provided, be made or given by personal delivery, ordinary mail or email addressed to the respective parties as follows:

(a)	if to the Applicants, at:

Bellatrix Exploration Ltd.

c/o Goodmans LLP

333 Bay Street, Suite 3400

Toronto, Ontario

M5H 2S7

Attention:	Robert J. Chadwick and Caroline Descours
Email:	rchadwick@goodmans.ca
cdescours@goodmans.ca

(b)	if to any of the Initial Consenting Noteholders, at:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY

10019-6064

Attention:	Andrew N. Rosenberg, Jacob A. Adlerstein and Oskana Lashko
Email:	arosenberg@paulweiss.com
jadlerstein@paulweiss.com
olashko@paulweiss.com

and to

Bennett Jones LLP

3400 One First Canadian Place

Toronto, ON, M5X 1A4

Attention:	Kevin Zych, Kris Hanc and Michael Shakra
Email:	zychk@bennettjones.com
hanck@bennettjones.com
shakram@bennettjones.com

(c)	if to the Initial Consenting Debentureholder, at:

Davies Ward Phillips & Vineberg LLP

155 Wellington Street West

Toronto, Ontario

M5V 3J7

33

Attention:	Jay Swartz and Robin B. Schwill
Email:	jswartz@dwpv.com
rschwill@dwpv.com

(d)

If to any Consenting Noteholder that is not an Initial Consenting Noteholder or to a Consenting Debentureholder that is not the Initial Consenting Debentureholder, at the address set forth for such party on its signature page the applicable Support Agreement, or to such other address as any party above may from time to time notify the others in accordance with this Section 7.7. In the event of any strike, lock-out or other event which interrupts postal service in any part of Canada, all notices and communications during such interruption may only be given or made by personal delivery or by email and any notice or other communication given or made by prepaid mail within the five (5) Business Day period immediately preceding the commencement of such interruption, unless actually received, shall be deemed not to have been given or made. Any such notices and communications so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of emailing, provided that such day in either event is a Business Day and the communication is so delivered or emailed before 5:00 p.m. on such day. Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day. The unintentional failure by the Applicants to give a notice contemplated hereunder to any particular Debtholder or Existing Shareholder shall not invalidate this Plan or any action taken by any Person pursuant to this Plan.

7.8	Consent of Initial Consenting Noteholders and Majority Consenting Debentureholders

For the purposes of this Plan:

(a)

any matter requiring the agreement, waiver, consent or approval of the Initial Consenting Noteholders shall be deemed to have been agreed to, waived, consented to or approved by such Initial Consenting Noteholders if such matter is agreed to, waived, consented to or approved in writing by any of the Initial Consenting Noteholder Advisors on behalf of the Initial Consenting Noteholders, provided that such Initial Consenting Noteholder Advisor confirms in writing (which can be by way of e-mail) that it is providing such agreement, consent, waiver or approval on behalf of the Initial Consenting Noteholders; and

(b)

any matter requiring the agreement, waiver, consent or approval of the Majority Consenting Debentureholders shall be deemed to have been agreed to, waived, consented to or approved by the Majority Consenting Debentureholders if such matter is agreed to, waived, consented to or approved in writing (which may be by email), and Bellatrix shall be entitled to rely on the holdings information provided by each Consenting Debentureholder on its signature page to the Debentureholder Support Agreement, as such holdings information may be updated from time to time by the Consenting Debentureholder or by its advisors on such Consenting Debentureholder’s behalf, so as to enable Bellatrix to determine whether the

34

Majority Consenting Debentureholders have agreed, waived, consented to or approved a particular matter pursuant to this Plan.

7.9	Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan without any further act or formality, subject to the terms of the Support Agreements, each of the Persons named or referred to in, affected by or subject to, this Plan will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them to carry out the full intent and meaning of this Plan and to give effect to the transactions contemplated herein.

6894928

35

APPENDIX J

TO THE MANAGEMENT INFORMATION CIRCULAR OF BELLATRIX EXPLORATION LTD.

DATED APRIL 18, 2019

PETERS & CO. LIMITED OPINIONS

J-1

Fairness Opinion

March 28, 2019

The Special Committee of the Board of Directors and the Board of Directors

Bellatrix Exploration Ltd.

1920, 800 5th Avenue SW

Calgary, Alberta T2P 3T6

Dear Sirs / Mesdames:

Peters & Co. Limited (“Peters & Co.”, “we”, “our” or “us”) understands that Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is proposing a plan of arrangement under Section 192 of the Canada Business Corporations Act (“CBCA”) pursuant to which, among other things, (i) the Company’s common shares (“Common Shares”), (ii) US$145.8 million aggregate principal amount of 8.500% senior unsecured notes due May 15, 2020 (the “Unsecured Notes”) and (iii) C$50 million aggregate principal amount of 6.750% convertible subordinated debentures due September 30, 2021 (the “Convertible Debentures”) will be exchanged pursuant to a recapitalization plan (collectively, the “Recapitalization”). A significant component of the Recapitalization is to be implemented by way of arrangement (the “Arrangement”) to be approved by holders of the Unsecured Notes (the “Unsecured Noteholders”), holders of the Convertible Debentures (the “Debentureholders”) and holders of the Common Shares (the “Shareholders”). The terms of the Recapitalization will be fully described in a management information circular (the “Circular”), which is expected to be distributed to the Unsecured Noteholders, Debentureholders and Shareholders in connection with the Recapitalization.

Engagement of Peters & Co.

Peters & Co. was formally engaged by a special committee (the “Special Committee”) of the board of directors of Bellatrix (the “Board”) pursuant to an engagement agreement dated February 22, 2019 (the “Engagement Agreement”) to provide certain financial advisory services to the Special Committee and Board, including, but not limited to, the provision to the Special Committee and Board of this opinion (the “Fairness Opinion”) and an opinion pursuant to the policy under the CBCA entitled “Policy on arrangements – Canada Business Corporations Act, Section 192” (the “CBCA Opinion” and collectively with the Fairness Opinion, the “Opinions”).

Pursuant to the terms of the Engagement Agreement, Peters & Co. has not been engaged to prepare a formal valuation of any of the assets, shares, liabilities or other securities involved in the Arrangement and this Fairness Opinion should not be construed as such. However, Peters & Co. has performed financial analyses which we considered to be appropriate and necessary in the circumstances and such analyses support the conclusions reached in this Fairness Opinion. The terms of the Engagement Agreement provide that Peters & Co. is to be paid fixed fees for its services as financial advisor, including a fixed fee that is payable for the Opinions. No portion of the fee payable to Peters & Co. is contingent in any respect on completion of the Recapitalization. Upon rendering the Opinions, no additional fees will be payable to Peters & Co. under the Engagement Agreement. Bellatrix has also agreed to reimburse Peters & Co. for certain out-of-pocket expenses and to indemnify Peters & Co. in respect of certain liabilities which may be incurred by it in connection with the use of the Opinions by Bellatrix, the Special Committee and Board.

PETERS & CO. LIMITED

Fairness Opinion	- 2 -

Qualifications of Peters & Co.

Peters & Co. is an independent investment dealer headquartered in Calgary, Alberta, Canada. The firm specializes in investments in the Canadian energy industry. Peters & Co. was founded in 1971 and is a participating member of the Toronto Stock Exchange, the TSX Venture Exchange, the Canadian Securities Exchange, the Investment Industry Regulatory Organization of Canada, the Investment Industry Association of Canada and the Canadian Investor Protection Fund. Peters & Co. Equities Inc., a wholly-owned subsidiary of Peters & Co., is a member of the Financial Industry Regulatory Authority, the Securities Investor Protection Corporation and the Securities Industry and Financial Markets Association in the United States.

Peters & Co. provides investment services to institutional investors and individual private clients; employs its own sales and trading group; conducts specialized and comprehensive investment research on the oil and natural gas, oilfield services and energy infrastructure industries; and is an active underwriter for, and financial advisor to, companies active in the Canadian and international energy industry. Peters & Co. and its principals have participated in a significant number of transactions involving oil and natural gas, oilfield services and energy infrastructure companies in Canada and internationally and have acted as financial advisors in a significant number of transactions involving evaluations of, and opinions for, private and publicly-traded companies.

The opinion expressed herein is the opinion of Peters & Co. as a firm. This Fairness Opinion has been reviewed and approved for release by certain senior corporate finance principals of Peters & Co., all of whom are experienced in merger, acquisition, divestiture, valuation and opinion matters.

Relationship of Peters & Co. with Interested Parties

Neither Peters & Co. nor any of its affiliates or associates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta)) of Bellatrix. Neither Peters & Co. nor any of its affiliates is acting as an advisor to Bellatrix or any holder of the Common Shares, Convertible Debentures or Unsecured Notes in connection with any matter, other than pursuant to the Engagement Agreement as outlined above.

There are no understandings, agreements or commitments between Peters & Co. and the Company with respect to future business dealings. Peters & Co. may, in the future, in the ordinary course of business, provide financial advisory, investment banking or other financial services to the Company from time to time.

Peters & Co. acts as a trader and dealer, both as principal and as agent, in all major Canadian financial markets and as such has had, or may have, positions in the securities of Bellatrix from time to time and has executed, or may execute, transactions in the securities of Bellatrix for which it receives compensation. In addition, as an investment dealer, Peters & Co. conducts research on securities and may, in the ordinary course of its business, be expected to provide investment advice to its clients on investment matters, including in respect of Bellatrix and/or the Recapitalization.

Scope of Review

In connection with rendering this Fairness Opinion, Peters & Co. has reviewed and relied upon, among other things, the following:

(i)	the draft press release (the “Press Release”) related to the Recapitalization dated March 28, 2019;

(ii)

the support agreements (the “Support Agreements”) to be entered into among the Company and holders of approximately 90% of the Unsecured Notes (the “Initial Consenting Noteholders”) and a consenting Debentureholder (the “Initial Consenting Debentureholder”) which include detailed term sheets of the principal terms and conditions of the Recapitalization, each dated March 28, 2019;

PETERS & CO. LIMITED

Fairness Opinion	- 3 -

(iii)

the first lien consent agreement (the “First Lien Consent Agreement”) to be entered into among the Company and National Bank of Canada, ATB Financial, Canadian Western Bank and The Bank of Nova Scotia (collectively, the “Lenders”) dated March 28, 2019;

(iv)

the fourth amendment, consent and waiver to note purchase agreement (the “Second Lien Amendment and Consent”) to be entered into among the Company, the U.S. Bank National Association as an agent and financial institutions party to the agreement dated as of March 28, 2019;

(v)	audited financial statements and management’s discussion and analysis of the Company for the four years ended December 31, 2015 through 2018;

(vi)	annual reports and annual information forms of the Company for each of the last four years ended December 31, 2015 through 2018;

(vii)

projected monthly financial statements for the Company on a consolidated basis prepared by management of the Company for the years ending December 31, 2019 through 2021, under various potential financing and recapitalization alternatives, and including projections respecting the liquidity of the Company, and ability of the Company to satisfy material financial covenants;

(viii)	the notice of annual meeting of shareholders and management information circulars of the Company for each of the last three years;

(ix)	commodity prices and the impact of various commodity pricing assumptions on the business, prospects and projected financial statements of the Company;

(x)	discussions with senior management of the Company relating to the Company’s current business, plans, financial condition and prospects, including the results of recent operating activities;

(xi)

discussions with senior management of the Company relating to past comprehensive efforts by the Company to pursue certain strategic and financing alternatives to reposition the Company and improve financial wherewithal, and the ultimate results of those efforts;

(xii)

discussions with senior management of the Company relating to potential strategic and financing alternatives presently available to the Company, and the consequences of completing the Recapitalization and of not completing the Recapitalization;

(xiii)	discussions with and advice from the Company’s counsel regarding various matters relating to the Recapitalization;

(xiv)

final independent petroleum engineering report relating to the Company from InSite Petroleum Consultants Ltd. (“InSite”), evaluating the Company’s petroleum and natural gas reserves as of December 31, 2018 (the “Reserves Report”);

(xv)	analyses prepared by management of the Company, sensitizing the Reserves Report for alternate commodity prices;

(xvi)	public information relating to the business, operations, financial performance and stock trading history of the Company and other selected public companies considered by us to be relevant;

(xvii)	various reports published by equity research analysts we considered relevant; and

(xviii) the trading history of the Company’s Unsecured Notes and Convertible Debentures.

PETERS & CO. LIMITED

Fairness Opinion	- 4 -

In addition to the information detailed above, Peters & Co. has:

(i)	reviewed certain publicly-available information pertaining to current and expected future oil and natural gas prices and other economic factors;

(ii)

reviewed and considered capital market conditions, both current and expected, for the oil and natural gas industry in general, for selected Canadian public oil and natural gas exploration and production companies operating in similar jurisdictions, and for Bellatrix specifically;

(iii)

reviewed the operating and financial performance and business characteristics of Bellatrix relative to the performance and characteristics of select relevant Canadian public exploration and production companies operating in similar jurisdictions;

(iv)	considered public information and available private information with respect to other transactions (both completed and attempted) of a comparable nature considered by us to be relevant;

(v)

received representations contained in certificates addressed to us from certain senior officers of Bellatrix as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

(vi)	reviewed other financial, securities market and industry information and carried out such other analyses and investigations as Peters & Co. considered necessary and appropriate in the circumstances.

Peters & Co. was granted access by Bellatrix to its senior management, the Board and legal advisors and was, to the best of our knowledge, provided with all material information related to the Recapitalization.

Approach to Fairness

For the purposes of the Fairness Opinion, we considered that the Recapitalization would be fair, from a financial point of view, to Bellatrix, if the Recapitalization:

(i)	provides the Company with a more appropriate capital structure, by reducing the total amount of debt outstanding;

(ii)

reduces the risk that the Company’s cash flow from operations and available liquidity would be insufficient to provide adequate funds to finance operating and capital expenditures and continue to service its debt; and

(iii)	is better than other known, feasible alternatives, based on the above criteria.

In preparing the Fairness Opinion, Peters & Co. has relied upon the discussions, documents and materials referred to under the “Scope of Review”, reviewed with Bellatrix’s management known, feasible alternative transactions available to the Company, and considered a number of factors including, but not limited to:

(i)	the Company, with its current capital structure and the current natural gas outlook, is unable to execute its business plan and service its debt;

(ii)

the Recapitalization would restructure and extinguish a portion if the Unsecured Notes and extinguish in their entirety the outstanding Convertible Debentures, reducing Bellatrix’s total outstanding debt;

(iii)	the Recapitalization would reduce Bellatrix’s annual cash interest expense;

PETERS & CO. LIMITED

Fairness Opinion	- 5 -

(iv)

the Company has the opportunity, at this time, to effect a Recapitalization with the approval of a majority of each of the Unsecured Noteholders and Debentureholders and in accordance with applicable law; and

(v)	Peters & Co. and the Company are not aware of any feasible alternative transactions that are better than the Recapitalization.

Assumptions and Limitations

This Fairness Opinion is rendered on the basis of securities market, economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Bellatrix as reflected in the information and documents reviewed by us and as represented to us in our discussions with the senior management of Bellatrix. In our analyses, numerous assumptions were made with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of any party involved.

Peters & Co. has assumed and relied upon the accuracy, completeness and fair presentation of all of the financial and other information, data, advice, other materials, representations and opinions (the “Disclosure”) obtained by us from public sources or received from Bellatrix or its consultants or advisors or otherwise pursuant to our engagement, and this Fairness Opinion is conditional upon such completeness, accuracy and fairness. Peters & Co. has not attempted to verify independently the accuracy or completeness of any such Disclosure.

Certain senior officers of Bellatrix have represented to us in certificates dated the date hereof that, among other things, the information, data, budgets, company generated reports, evaluations, representations and other material, financial or otherwise (other than forecasts and projections) (collectively, the “Information”) provided to us on behalf of Bellatrix relating to Bellatrix, any of its subsidiaries or the Support Agreements, was, on the applicable dates of the Information, true and correct in all material respects when taken together, and did not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Support Agreements and, to the best of their knowledge, information and belief, since the applicable dates of the Information, except as disclosed to Peters & Co., there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business or operations of Bellatrix or any of its subsidiaries, and there has been no change of any material facts which is of a nature so as to render the Information, taken as a whole, untrue or misleading in any material respect. With respect to any forecasts and projections included in the Information provided to Peters & Co. and used in our analyses, we have assumed that they have been, as at the date they were prepared, reasonably prepared and reflect the best currently available estimates and judgments of the senior management of Bellatrix as to the matters covered thereby and using the identified assumptions, and in rendering the Fairness Opinion, we express no view as to the reasonableness of such forecasts or projections or the assumptions on which they are based.

In preparing the Fairness Opinion, we have assumed that any material contracts to be executed in connection with the Recapitalization will not differ in any material respect from any of such material contracts that we reviewed, and that all conditions precedent to the completion of the Recapitalization can be satisfied in the time required and that all financings, consents, permissions, exemptions or orders of third parties and relevant authorities will be obtained, without material adverse condition or qualification, and that the Recapitalization can proceed as scheduled and without material additional cost to Bellatrix or liability of Bellatrix to third parties. Peters & Co. has also assumed that the description of the Recapitalization in the Support Agreements and draft Press Release describes all material terms of agreements that relate to the Recapitalization that are to be drafted subsequent to the announcement of the Recapitalization. Peters & Co. was not retained to review any legal (including those under the CBCA), tax or regulatory aspects of the Recapitalization and this opinion does not address any of such matters. We have relied, without independent verification, on the assessments by the Company and its legal and tax advisors with respect to such matters.

PETERS & CO. LIMITED

Fairness Opinion	- 6 -

Peters & Co. has not been engaged to provide and has not provided: (i) an opinion as to the fairness of the Recapitalization to the Unsecured Noteholders, Debentureholders and/or Shareholders; (ii) an opinion as to the relative fairness of the Recapitalization among and between the Unsecured Noteholders, Debentureholders and Shareholders; (iii) an opinion as to the fairness of the process underlying the Recapitalization; (iv) a formal valuation or appraisal of Bellatrix or any of its securities or assets or the securities or assets of Bellatrix’s associates or affiliates (nor have we been provided with any such valuation); (v) an opinion concerning the future trading price of any of the securities of Bellatrix, or of securities of its associates or affiliates following the completion of the Recapitalization; (vi) an opinion as to the ability of Bellatrix after the implementation of the Recapitalization to repay (or refinance) the principal amount of its indebtedness (after giving effect to the Recapitalization); or (vii) a recommendation to any Unsecured Noteholders, Debentureholders or Shareholders as to whether or not such Unsecured Notes, Convertible Debentures or Common Shares should be held, or sold or to use the voting rights provided in respect of the Recapitalization to vote for or against the Arrangement or to vote for or against certain steps necessary to implement the Recapitalization; and the Fairness Opinion should not be construed as such.

Fairness Opinion and Reliance

Based upon our analyses and subject to all of the foregoing, Peters & Co. is of the opinion that, as of the date hereof, the Recapitalization is fair, from a financial point of view, to the Company.

This Fairness Opinion may be relied upon by the Special Committee and Board solely for the purposes of considering the Recapitalization and may not be published, reproduced, disseminated, quoted from, or referred to, in whole or in part, or be used or relied upon by any person, or for any other purpose, without our express prior written consent, except that a copy of this letter, in its entirety, together with a summary of the opinion in a form acceptable to Peters & Co., may be included in the Circular prepared in connection with the Recapitalization.

Yours truly,

(signed) “Peters & Co. Limited”

PETERS & CO. LIMITED

CBCA Opinion

March 28, 2019

The Special Committee of the Board of Directors and the Board of Directors

Bellatrix Exploration Ltd.

1920, 800 5th Avenue SW Calgary, Alberta T2P 3T6

Dear Sirs / Mesdames:

Peters & Co. Limited (“Peters & Co.”, “we”, “our” or “us”) understands that Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is proposing a plan of arrangement under Section 192 of the Canada Business Corporations Act (“CBCA”) pursuant to which, among other things, (i) the Company’s common shares (“Common Shares”), (ii) US$145.8 million aggregate principal amount of 8.500% senior unsecured notes due May 15, 2020 (the “Unsecured Notes”) and (iii) C$50 million aggregate principal amount of 6.750% convertible subordinated debentures due September 30, 2021 (the “Convertible Debentures”) will be exchanged pursuant to a recapitalization plan (collectively, the “Recapitalization”). A significant component of the Recapitalization is to be implemented by way of arrangement (the “Arrangement”) to be approved by holders of the Unsecured Notes (the “Unsecured Noteholders”), holders of the Convertible Debentures (the “Debentureholders”) and holders of the Common Shares (the “Shareholders”). The terms of the Recapitalization will be fully described in a management information circular (the “Circular”), which is expected to be distributed to the Unsecured Noteholders, Debentureholders and Shareholders in connection with the Recapitalization.

Engagement of Peters & Co.

Peters & Co. was formally engaged by a special committee (the “Special Committee”) of the board of directors of Bellatrix (the “Board”) pursuant to an engagement agreement dated February 22, 2019 (the “Engagement Agreement”) to provide certain financial advisory services to the Special Committee and Board, including, but not limited to, the provision to the Special Committee and Board of this opinion (the “CBCA Opinion”) and a fairness opinion with respect to the fairness or non-fairness, as the case may be, from a financial point of view, of the Recapitalization to Bellatrix (the “Fairness Opinion” and collectively with the CBCA Opinion, the “Opinions”).

Pursuant to the terms of the Engagement Agreement, Peters & Co. has not been engaged to prepare a formal valuation of any of the assets, shares, liabilities or other securities involved in the Arrangement and this CBCA Opinion should not be construed as such. However, Peters & Co. has performed financial analyses which we considered to be appropriate and necessary in the circumstances and such analyses support the conclusions reached in this CBCA Opinion. The terms of the Engagement Agreement provide that Peters & Co. is to be paid fixed fees for its services as financial advisor, including a fixed fee that is payable for the Opinions. No portion of the fee payable to Peters & Co. is contingent in any respect on completion of the Recapitalization. Upon rendering the Opinions, no additional fees will be payable to Peters & Co. under the Engagement Agreement. Bellatrix has also agreed to reimburse Peters & Co. for certain out-of-pocket expenses and to indemnify Peters & Co. in respect of certain liabilities which may be incurred by it in connection with the use of the Opinions by Bellatrix, the Special Committee and Board.

PETERS & CO. LIMITED

CBCA Opinion	- 2 -

Qualifications of Peters & Co.

Peters & Co. is an independent investment dealer headquartered in Calgary, Alberta, Canada. The firm specializes in investments in the Canadian energy industry. Peters & Co. was founded in 1971 and is a participating member of the Toronto Stock Exchange, the TSX Venture Exchange, the Canadian Securities Exchange, the Investment Industry Regulatory Organization of Canada, the Investment Industry Association of Canada and the Canadian Investor Protection Fund. Peters & Co. Equities Inc., a wholly-owned subsidiary of Peters & Co., is a member of the Financial Industry Regulatory Authority, the Securities Investor Protection Corporation and the Securities Industry and Financial Markets Association in the United States.

Peters & Co. provides investment services to institutional investors and individual private clients; employs its own sales and trading group; conducts specialized and comprehensive investment research on the oil and natural gas, oilfield services and energy infrastructure industries; and is an active underwriter for, and financial advisor to, companies active in the Canadian and international energy industry. Peters & Co. and its principals have participated in a significant number of transactions involving oil and natural gas, oilfield services and energy infrastructure companies in Canada and internationally and have acted as financial advisors in a significant number of transactions involving evaluations of, and opinions for, private and publicly-traded companies.

The opinion expressed herein is the opinion of Peters & Co. as a firm. This CBCA Opinion has been reviewed and approved for release by certain senior corporate finance principals of Peters & Co., all of whom are experienced in merger, acquisition, divestiture, valuation and opinion matters.

Relationship of Peters & Co. with Interested Parties

Neither Peters & Co. nor any of its affiliates or associates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta)) of Bellatrix. Neither Peters & Co. nor any of its affiliates is acting as an advisor to Bellatrix or any holder of the Common Shares, Convertible Debentures or Unsecured Notes in connection with any matter, other than pursuant to the Engagement Agreement as outlined above.

There are no understandings, agreements or commitments between Peters & Co. and the Company with respect to future business dealings. Peters & Co. may, in the future, in the ordinary course of business, provide financial advisory, investment banking or other financial services to the Company from time to time.

Peters & Co. acts as a trader and dealer, both as principal and as agent, in all major Canadian financial markets and as such has had, or may have, positions in the securities of Bellatrix from time to time and has executed, or may execute, transactions in the securities of Bellatrix for which it receives compensation. In addition, as an investment dealer, Peters & Co. conducts research on securities and may, in the ordinary course of its business, be expected to provide investment advice to its clients on investment matters, including in respect of Bellatrix and/or the Recapitalization.

Scope of Review

In connection with rendering this CBCA Opinion, Peters & Co. has reviewed and relied upon, among other things, the following:

(i)	the draft press release (the “Press Release”) related to the Recapitalization dated March 28, 2019;

(ii)

the support agreements (the “Support Agreements”) to be entered into among the Company and holders of approximately 90% of the Unsecured Notes (the “Initial Consenting Noteholders”) and a consenting Debentureholder (the “Initial Consenting Debentureholder”) which include detailed term sheets of the principal terms and conditions of the Recapitalization, each dated March 28, 2019;

PETERS & CO. LIMITED

CBCA Opinion	- 3 -

(iii)

the first lien consent agreement (the “First Lien Consent Agreement”) to be entered into among the Company and National Bank of Canada, ATB Financial, Canadian Western Bank and The Bank of Nova Scotia (collectively, the “Lenders”) dated March 28, 2019;

(iv)

the fourth amendment, consent and waiver to note purchase agreement (the “Second Lien Amendment and Consent”) to be entered into among the Company, the U.S. Bank National Association as an agent and financial institutions party to the agreement dated as of March 28 2019;

(v)	audited financial statements and management’s discussion and analysis of the Company for the four years ended December 31, 2015 through 2018;

(vi)	annual reports and annual information forms of the Company for each of the last four years ended December 31, 2015 through 2018;

(vii)

projected monthly financial statements for the Company on a consolidated basis prepared by management of the Company for the years ending December 31, 2019 through 2021, under various potential financing and recapitalization alternatives, and including projections respecting the liquidity of the Company, and ability of the Company to satisfy material financial covenants;

(viii)	the notice of annual meeting of shareholders and management information circulars of the Company for each of the last three years;

(ix)	commodity prices and the impact of various commodity pricing assumptions on the business, prospects and projected financial statements of the Company;

(x)	discussions with senior management of the Company relating to the Company’s current business, plans, financial condition and prospects, including the results of recent operating activities;

(xi)

discussions with senior management of the Company relating to past comprehensive efforts by the Company to pursue certain strategic and financing alternatives to reposition the Company and improve financial wherewithal, and the ultimate results of those efforts;

(xii)

discussions with senior management of the Company relating to potential strategic and financing alternatives presently available to the Company, and the consequences of completing the Recapitalization and of not completing the Recapitalization;

(xiii)	discussions with and advice from the Company’s counsel regarding various matters relating to the Recapitalization;

(xiv)

final independent petroleum engineering report relating to the Company from InSite Petroleum Consultants Ltd. (“InSite”), evaluating the Company’s petroleum and natural gas reserves as of December 31, 2018 (the “Reserves Report”);

(xv)	analyses prepared by management of the Company, sensitizing the Reserves Report for alternate commodity prices;

(xvi)	public information relating to the business, operations, financial performance and stock trading history of the Company and other selected public companies considered by us to be relevant;

(xvii)	various reports published by equity research analysts we considered relevant; and

(xviii)	the trading history of the Company’s Unsecured Notes and Convertible Debentures.

PETERS & CO. LIMITED

CBCA Opinion	- 4 -

In addition to the information detailed above, Peters & Co. has:

(i)	reviewed certain publicly-available information pertaining to current and expected future oil and natural gas prices and other economic factors;

(ii)

reviewed and considered capital market conditions, both current and expected, for the oil and natural gas industry in general, for selected Canadian public oil and natural gas exploration and production companies operating in similar jurisdictions, and for Bellatrix specifically;

(iii)

reviewed the operating and financial performance and business characteristics of Bellatrix relative to the performance and characteristics of select relevant Canadian public exploration and production companies operating in similar jurisdictions;

(iv)	considered public information and available private information with respect to other transactions (both completed and attempted) of a comparable nature considered by us to be relevant;

(v)

received representations contained in certificates addressed to us from certain senior officers of Bellatrix as to the completeness and accuracy of the information upon which the CBCA Opinion is based; and

(vi)	reviewed other financial, securities market and industry information and carried out such other analyses and investigations as Peters & Co. considered necessary and appropriate in the circumstances.

Peters & Co. was granted access by Bellatrix to its senior management, the Board and legal advisors and was, to the best of our knowledge, provided with all material information related to the Recapitalization.

Approach to CBCA Opinion

The “Policy on arrangements – Canada Business Corporations Act, Section 192” recommends that corporations seeking to implement a plan of arrangement pursuant to Section 192 of the CBCA that contemplates the compromise of debt, obtain an opinion as to whether “each class of security holders would be in a better position under the arrangement than if the corporation were liquidated.”

For the purposes of the CBCA Opinion, Peters & Co. considered that the Unsecured Noteholders, Debentureholders and Shareholders would be in a better financial position under the Recapitalization than if the Company were liquidated, if the estimated aggregate value of the consideration made available to the Unsecured Noteholders, Debentureholders and Shareholders, respectively, pursuant to the Recapitalization, exceeds the estimated value the Unsecured Noteholders, Debentureholders and Shareholders would receive in a liquidation, respectively.

In preparing the CBCA Opinion, Peters & Co. has relied upon the discussions, information, documents and materials referred to under the “Scope of Review” and reviewed with Bellatrix’s management the alternatives reasonably available to the Company, and considered, among other things, the following matters:

(i)	in a liquidation process, prospective buyers will be aware that the vendor is compelled to sell its assets, which may have a negative impact on the value realized;

(ii)	a liquidation process is likely to have a negative impact on the value of the Company’s business as customers, suppliers and employees react to protect their interests;

(iii)

a liquidation process may give rise to significant incremental costs, including senior secured debtor in possession financing, and additional legal and financial advisory costs which would be incurred to

PETERS & CO. LIMITED

CBCA Opinion	- 5 -

implement the liquidation and address the associated legal proceedings. These costs would be recovered out of the sale proceeds that could otherwise be available to the Shareholders, Unsecured Noteholders and Debentureholders;

(iv)

the current weak conditions in the Canadian energy capital markets and the Canadian oil and natural gas industry; current investor sentiment respecting, and support for, the energy industry; which factors would likely reduce the field of prospective bidders and constrain the bidding of participants in a liquidation process;

(v)

the Recapitalization would reduce the total amount of debt outstanding, reducing the risk that the Company’s cash flow from operations and available liquidity would be insufficient to provide adequate funds to finance the operating and capital expenditures and service its debt; and

(vi)	following the Recapitalization, Bellatrix has the opportunity to generate incremental value by benefiting from any recovery in the oil and natural gas industry.

Assumptions and Limitations

This CBCA Opinion is rendered on the basis of securities market, economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Bellatrix as reflected in the information and documents reviewed by us and as represented to us in our discussions with the senior management of Bellatrix. In our analyses, numerous assumptions were made with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of any party involved.

Peters & Co. has assumed and relied upon the accuracy, completeness and fair presentation of all of the financial and other information, data, advice, other materials, representations and opinions (the “Disclosure”) obtained by us from public sources or received from Bellatrix or its consultants or advisors or otherwise pursuant to our engagement, and this CBCA Opinion is conditional upon such completeness, accuracy and fairness. Peters & Co. has not attempted to verify independently the accuracy or completeness of any such Disclosure.

Certain senior officers of Bellatrix have represented to us in certificates dated the date hereof that, among other things, the information, data, budgets, company generated reports, evaluations, representations and other material, financial or otherwise (other than forecasts and projections) (collectively, the “Information”) provided to us on behalf of Bellatrix relating to Bellatrix, any of its subsidiaries or the Support Agreements, was, on the applicable dates of the Information, true and correct in all material respects when taken together, and did not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Support Agreements and, to the best of their knowledge, information and belief, since the applicable dates of the Information, except as disclosed to Peters & Co., there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business or operations of Bellatrix or any of its subsidiaries, and there has been no change of any material facts which is of a nature so as to render the Information, taken as a whole, untrue or misleading in any material respect. With respect to any forecasts and projections included in the Information provided to Peters & Co. and used in our analyses, we have assumed that they have been, as at the date they were prepared, reasonably prepared and reflect the best currently available estimates and judgments of the senior management of Bellatrix as to the matters covered thereby and using the identified assumptions, and in rendering the CBCA Opinion, we express no view as to the reasonableness of such forecasts or projections or the assumptions on which they are based.

In preparing the CBCA Opinion, we have assumed that any material contracts to be executed in connection with the Recapitalization will not differ in any material respect from any of such material contracts that we reviewed, and that all conditions precedent to the completion of the Recapitalization can be satisfied in the

PETERS & CO. LIMITED

CBCA Opinion	- 6 -

time required and that all financings, consents, permissions, exemptions or orders of third parties and relevant authorities will be obtained, without material adverse condition or qualification, and that the Recapitalization can proceed as scheduled and without material additional cost to Bellatrix or liability of Bellatrix to third parties. Peters & Co. has also assumed that the description of the Recapitalization in the Support Agreements and draft Press Release describes all material terms of agreements that relate to the Recapitalization that are to be drafted subsequent to the announcement of the Recapitalization. Peters & Co. was not retained to review any legal (including those under the CBCA), tax or regulatory aspects of the Recapitalization and this opinion does not address any of such matters. We have relied, without independent verification, on the assessments by the Company and its legal and tax advisors with respect to such matters.

Peters & Co. has not been engaged to provide and has not provided: (i) an opinion as to the fairness of the Recapitalization to the Unsecured Noteholders, Debentureholders and/or Shareholders; (ii) an opinion as to the relative fairness of the Recapitalization among and between the Unsecured Noteholders, Debentureholders and Shareholders; (iii) an opinion as to the fairness of the process underlying the Recapitalization; (iv) a formal valuation or appraisal of Bellatrix or any of its securities or assets or the securities or assets of Bellatrix’s associates or affiliates (nor have we been provided with any such valuation); (v) an opinion concerning the future trading price of any of the securities of Bellatrix, or of securities of its associates or affiliates following the completion of the Recapitalization; (vi) an opinion as to the ability of Bellatrix after the implementation of the Recapitalization to repay (or refinance) the principal amount of its indebtedness (after giving effect to the Recapitalization); or (vii) a recommendation to any Unsecured Noteholders, Debentureholders or Shareholders as to whether or not such Unsecured Notes, Convertible Debentures or Common Shares should be held, or sold or to use the voting rights provided in respect of the Recapitalization to vote for or against the Arrangement or to vote for or against certain steps necessary to implement the Recapitalization; and the CBCA Opinion should not be construed as such.

CBCA Opinion and Reliance

Based upon and subject to the foregoing, Peters & Co. is of the opinion that, as of the date hereof, the Unsecured Noteholders, Debentureholders and Shareholders would be in a better financial position, respectively, under the Recapitalization than if the Company were liquidated as, in each case, the estimated aggregate value of the consideration made available the Unsecured Noteholders, Debentureholders and Shareholders, respectively, pursuant to the Recapitalization would, in the opinion of Peters & Co., exceed the estimated value the Unsecured Noteholders, Debentureholders and Shareholders would receive in a liquidation, respectively.

This CBCA Opinion may be relied upon by the Special Committee and Board solely for the purposes of considering the Recapitalization and may not be published, reproduced, disseminated, quoted from, or referred to, in whole or in part, or be used or relied upon by any person, or for any other purpose, without our express prior written consent, except that a copy of this letter, in its entirety, together with a summary of the opinion in a form acceptable to Peters & Co., may be included in the Circular prepared in connection with the Recapitalization.

Yours truly,

(signed) “Peters & Co. Limited”

PETERS & CO. LIMITED

APPENDIX K

TO THE MANAGEMENT INFORMATION CIRCULAR OF BELLATRIX EXPLORATION LTD.

DATED APRIL 18, 2019

NOTICE OF APPLICATION

K-1

Court File No.CV-19-618131-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF BELLATRIX EXPLORATION LTD. AND 11260049 CANADA LIMITED

BELLATRIX EXPLORATION LTD. AND 11260049 CANADA LIMITED

Applicants

NOTICE OF APPLICATION

TO THE RESPONDENTS:

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicants. The claim made by the Applicants appears on the following page.

THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on May 28, 2019 at 10:00 a.m., or such other date as may be set by the Court, at 330 University Avenue, Toronto, Ontario.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicants’ lawyer or, where the Applicants do not have a lawyer, serve it on the Applicants, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicants’ lawyer or, where the Applicants do not have a lawyer, serve it on the Applicants, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH

TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date April 15, 2019	Issued by
Local Registrar
C. Irvin Registrar
	Address of	330 University Avenue
	court office	Toronto, Ontario M5G 1E7

TO:	THE DIRECTOR UNDER THE CANADA BUSINESS
CORPORATIONS ACT
Compliance & Policy Directorate
Corporations Canada, Industry Canada
9th Floor, Jean Edmonds Tower South
365 Laurier Avenue West
Ottawa, ON KlA 0C8

AND TO:	BENNETT JONES LLP, Counsel to the Initial Consenting Noteholders
3400 One First Canadian Place
P.O. Box 130
Toronto, ON M5X 1A4

Attention: Kevin Zych / Michael S. Shakra
Email: zychk@bennettjones.com / shakram@bennettjones.com

AND TO:	DAVIES WARD PHILLIPS & VINEBERG LLP, Counsel to the Initial
Consenting Debentureholder
155 Wellington Street West, 40th Floor
Toronto, ON M5V 3J7

Attention: Jay A. Swartz / Robin B. Schwill
Email: jswartz@dwpv.com / rschwill@dwpv.com

AND TO:	BLAKE, CASSELS & GRAYDON LLP, Counsel to the Administrative Agent for the First Lien Lenders
855 - 2nd Street S.W.
Suite 3500, Bankers Hall East Tower
Calgary AB T2P 4J8

Attention: Kelly J. Bourassa / James Reid
Email: kelly.bourassa@blakes.com / james.reid@blakes.com

AND TO:	STIKEMAN ELLIOT LLP, Counsel to the Existing Second Lien Noteholders
1155 Réne-Lévesque Blvd. West
41st Floor
Montréal, QC H3B 3V2

Attention: Guy P. Martel
Email: gmartel@stikeman.com

AND TO:	MCMILLAN LLP, Counsel to U.S. Bank National Association, as Existing Second Lien Notes Agent and Senior Unsecured Notes Trustee
1000 Sherbrooke Street West, Suite 2700
Montréal, Québec
Canada H3A 3G4

Attention: Michael J. Hanlon / Jeffrey Levine
Email: michael.hanlon@mcmillan.ca / jeffrey.levine@mcmillan.ca

APPLICATION

1.	THE APPLICANTS MAKE AN APPLICATION FOR:

a)

an interim Order (the “Interim Order”) for relief pursuant to section 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”) with respect to a proposed arrangement (the “Arrangement”) of Bellatrix Exploration Ltd. (“Bellatrix”) and 11260049 Canada Limited (the “Bellatrix Subsidiary” and, together with Bellatrix, the “Applicants”) pursuant to a Plan of Arrangement (the “CBCA Plan”), including the calling, holding and conduct of separate meetings of (i) the holders of senior unsecured notes issued by Bellatrix, (ii) the holders of convertible debentures issued by Bellatrix, and (iii) holders of common shares of Bellatrix, to consider and vote on the CBCA Plan, and regarding certain ancillary relief;

b)	an Order approving the Arrangement pursuant to sections 192(3) and 192(4) of the CBCA; and

c)	such further and other relief as this Court may deem just.

2.	THE GROUNDS FOR THE APPLICATION ARE:

a)	the Bellatrix Subsidiary is a Corporation governed by the CBCA;

b)

Bellatrix is a corporation governed by the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, and it is expected that in connection with the Arrangement, Bellatrix will be continued under the CBCA in advance of the Applicants returning to the Court for a final order approving the Arrangement;

c)	it is expected that, in connection with the Arrangement, Bellatrix and the Bellatrix Subsidiary will amalgamate;

d)	the Applicants wish to effect fundamental changes in the nature of an arrangement under the provisions of the CBCA;

e)	all statutory requirements under the CBCA have been or will have been satisfied by the hearing of the within Application;

f)	it is not practicable for the Applicants to effect the Arrangement under any other provision of the CBCA;

g)	the Application has been put forward in good faith and is in the best interests of the Applicants and the stakeholders of the Applicants;

h)	the Arrangement is procedurally and substantively fair and reasonable to all affected parties;

i)	this Notice of Application will be sent to all of those listed in this Notice of Application;

j)

certain of the debtholders and shareholders of the Applicants are resident outside of Ontario and will be served pursuant to the terms of the Interim Order or any other order for advice and directions granted by this Court;

k)	rules 1.04, 1.05, 3.02, 14.05, 17.02, 37, 38 and 39 of the Rules of Civil Procedure;

1)	section 192 of the CBCA; and

m)	such further and other grounds as counsel may advise and this Court may permit.

3.	THE FOLLOWING DOCUMENTARY EVIDENCE will be used at the hearing of the Application:

a)	such Interim Order as may be granted by this Court;

b)	the affidavit of Maxwell A. Lof sworn April15, 2019, and the exhibits thereto;

c)	any further affidavit to be sworn on behalf of the Applicants, with exhibits thereto, in connection with a motion for an Interim Order and a motion for a Final Order; and

d)	such further and other material as counsel may advise and this Court may permit.

April 15, 2019	GOODMANS LLP
Barristers & Solicitors
333 Bay Street, Suite 3400
Toronto, Canada M5H 2S7

Robert J. Chadwick LSO#: 35165K
rchadwick@goodmans.ca

Caroline Descours LSO#: 58251A
cdescours@goodmans.ca

Andrew Harmes LSO#: 73221A
aharmes@goodmans.ca

Tel: (416) 979-2211
Fax: (416) 979-1234

Lawyers for the Applicants

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF BELLATRIX EXPLORATION LTD.AND 11260049 CANADA LIMITED.

Court File No.CV-19-618131-00CL
Applicants

ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST Proceeding commenced at Toronto

NOTICE OF APPLICATION

GOODMANS LLP

Barristers & Solicitors

333 Bay Street, Suite 3400

Toronto, Canada M5H 2S7

Robert J. Chadwick LSO#: 35165K                          rchadwick@goodmans.ca

Caroline Descours LSO#: 58251A cdescours@goodmans.ca

Andrew Harmes LSO#: 73221A
aharmes@goodmans.ca

Tel: (416) 979-2211

Fax: (416) 979-1234

Lawyers for the Applicants

6899541

APPENDIX L

TO THE MANAGEMENT INFORMATION CIRCULAR OF BELLATRIX EXPLORATION LTD.

DATED APRIL 18, 2019

INTERIM ORDER

L-1

Court File No. CV-19-618131-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

THE HONOURABLE	)	TUESDAY, THE 16TH

JUSTICE HAINEY	)	DAY OF APRIL, 2019

)

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF BELLATRIX

EXPLORATION LTD. AND 11260049 CANADA LIMITED

INTERIM ORDER

THIS MOTION made by Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) and 11260049 Canada Limited (together with Bellatrix, the “Applicants”) for an interim order pursuant to Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”) was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Motion, the Notice of Application issued on April 15, 2019, the affidavit of Maxwell A. Lof sworn April15, 2019 (the “Lof Affidavit”), including the plan of arrangement (the “Plan of Arrangement”) substantially in the form attached as Appendix “I” to the Company’s draft Management Information Circular (the “Information Circular”) which is attached as Exhibit “A” to the Lof Affidavit, and on hearing the submissions of counsel for the Applicants, the Initial Consenting Noteholders, ~~the Initial~~

~~Consenting Debentureholders~~ and those other parties present, and on being advised that the Director appointed under the CBCA (the “Director”) does not consider it necessary to appear.

Definitions

1. THIS COURT ORDERS that capitalized terms used and not specifically defined herein shall have the meanings ascribed to them in the Information Circular or the Plan of Arrangement, as applicable.

Service

2. THIS COURT ORDERS that the requirement for service of the Notice of Motion is hereby dispensed with and that this Motion is properly returnable today.

The Meetings

3. THIS COURT ORDERS that the Applicants are permitted to call, hold and conduct a separate meeting in connection with the Arrangement for each of (i) the Senior Unsecured Noteholders, (ii) the Convertible Debentureholders, and (iii) the Existing Shareholders, in each case to be held at the Gerwing Room at the Residence Inn by Marriott, 610 10 Ave. SW, Calgary, Alberta, T2R 1M3, as follows:

a)

the meeting of the Senior Unsecured Noteholders as of the Record Date (as defined below) (the “Senior Unsecured Noteholders’ Meeting”) shall be held at 9:30a.m. (Calgary time) on May 23, 2019, in order for the Senior Unsecured Noteholders to consider, and if determined advisable, pass a resolution authorizing, adopting and approving, with or without variation, the Arrangement

2

and the Plan of Arrangement (the “Senior Unsecured Noteholders’ Arrangement Resolution”);

b)

the meeting of the Convertible Debentureholders as of the Record Date (the “Convertible Debentureholders’ Meeting”, and together with the Senior Unsecured Noteholders’ Meeting, the “Debtholders’ Meetings”) shall be held at 10:00 a.m. (Calgary time) on May 23, 2019, in order for the Convertible Debentureholders to consider, and if determined advisable, pass a resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (the “Convertible Debentureholders’ Arrangement Resolution”);

c)

the meeting of the Existing Shareholders as of the Record Date (the “Shareholders’ Meeting”, and together with the Debtholders’ Meetings, the “Meetings”) shall be held at 10:30 a.m. (Calgary time) on May 23, 2019, in order for the Existing Shareholders to consider, and if determined advisable, pass a resolution authorizing, adopting and approving, with or without variation (i) the Continuance (the “Continuance Resolution”), (ii) the Stated Capital Reduction (the “Stated Capital Reduction Resolution”), (iii) the Warrant Transactions (the “Warrant Transactions Resolution”), and (iv) the Arrangement, the Plan of Arrangement and the TSX Approval Matters (the “Shareholders’ Arrangement Resolution”, and together with the Continuance Resolution, the Stated Capital Reduction Resolution, the Warrant Transactions Resolution, the “Shareholders’ Resolutions”, and the Shareholders’ Resolutions collectively with the Senior Unsecured Noteholders’ Arrangement

3

Resolution and the Convertible Debentureholders’ Arrangement Resolution, the “Resolutions”). For greater certainty, nothing in this Interim Order shall prohibit Bellatrix from including on the agenda for the Shareholders’ Meeting certain matters to be considered at an annual meeting of shareholders, and nothing herein shall restrict or prohibit Bellatrix from proceeding with such annual meeting of shareholders matters prior to a postponement or adjournment of the Shareholders’ Meeting.

4. THIS COURT ORDERS that the Debtholders’ Meetings shall be called, held and conducted in accordance with the CBCA, the rulings and directions of the Chair, this Interim Order and the applicable notices of the Meetings which accompany the Information Circular (the “Notices of Meetings”), subject to what may be provided hereafter and subject to further order of this Court.

5. THIS COURT ORDERS that the Shareholders’ Meeting shall be called, held and conducted in accordance with the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the “ABCA”), the rulings and directions of the Chair, this Interim Order and the applicable Notice of Meeting, subject to what may be provided hereafter (including, without limitation, paragraph 11 of this Interim Order) and subject to further order of this Court.

6. THIS COURT ORDERS that the record date (the “Record Date”) for determination of the Senior Unsecured Noteholders, Convertible Debentureholders and Existing Shareholders entitled to notice of, and to vote at, the Meetings, shall be 5:00p.m. (Toronto time) on April 16, 2019.

4

7. THIS COURT ORDERS that the only persons entitled to attend or speak at the Senior Unsecured Noteholders’ Meeting shall be:

a)	the Senior Unsecured Noteholders as of the Record Date, or their authorized proxyholders, and their respective advisors, including the advisors to the Initial Consenting Noteholders;

b)	the officers, directors, auditors and advisors of the Applicants;

c)	the Senior Unsecured Notes Trustee and its advisors;

d)	the Director; and

e)	other persons who may receive the permission of the Chair of the Senior Unsecured Noteholders’ Meeting,

and the Initial Consenting Debentureholder and its advisors shall be entitled to attend and observe at the Senior Unsecured Noteholders’ Meeting.

8. THIS COURT ORDERS that the only persons entitled to attend or speak at the Convertible Debentureholders’ Meeting shall be:

a)	the Convertible Debentureholders as of the Record Date, or their authorized proxyholders, and their respective advisors, including the advisors to the Initial Consenting Debentureholder;

b)	the officers, directors, auditors and advisors of the Applicants;

c)	the Convertible Debenture Trustee and its advisors;

5

d)	the Director; and

e)	other persons who may receive the permission of the Chair of the Convertible Debentureholders’ Meeting,

and the Initial Consenting Noteholders and their advisors shall be entitled to attend and observe at the Convertible Debentureholders’ Meeting.

9. THIS COURT ORDERS that the only persons entitled to attend or speak at the Shareholders’ Meeting shall be:

a)	the Existing Shareholders as of the Record Date, or their authorized proxyholders, and their respective advisors;

b)	the officers, directors, auditors and advisors of the Applicants;

c)	the Director; and

d)	other persons who may receive the permission of the Chair of the Shareholders’ Meeting,

and the Initial Consenting Noteholders and the Initial Consenting Debentureholder and their respective advisors shall be entitled to attend and observe at the Shareholders’ Meeting.

10. THIS COURT ORDERS that the Applicants may transact such other business at the Meetings as is contemplated in the Information Circular, or as may otherwise be properly brought before the Meetings.

6

Chair and Quorum

11. THIS COURT ORDERS that the Chair of each of the Meetings shall be determined by the Applicants and that quorum at the Senior Unsecured Noteholders’ Meeting and the Convertible Debentureholders’ Meeting shall be satisfied if two or more persons entitled to vote at the applicable Meeting are present, in person or represented by proxy, at the outset of such Meeting and that quorum at the Shareholders’ Meeting with respect to the Shareholders’ Resolutions shall be satisfied if two or more persons entitled to vote at the Shareholders’ Meeting are present, in person or represented by proxy, at the outset of the Shareholders’ Meeting.

Amendments to the Arrangement and Plan

12. THIS COURT ORDERS that the Applicants are authorized to make, subject to the terms of paragraph 13 below, the Support Agreements and the Plan of Arrangement, such amendments, modifications and/or supplements to the Arrangement and the Plan of Arrangement as they may determine without any additional notice to the Senior Unsecured Noteholders, Convertible Debentureholders or Existing Shareholders, or others entitled to receive notice under paragraphs 17 and 23 hereof, and the Arrangement and Plan of Arrangement, as so amended, modified and/or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Senior Unsecured Noteholders, Convertible Debentureholders and Existing Shareholders at the Meetings and shall be the subject of the applicable Resolutions. Amendments, modifications and/or supplements to the Arrangement and Plan of Arrangement may be made following the Meetings, but shall be subject to the

7

terms of the Support Agreements and Plan of Arrangement and, if appropriate, further direction by this Court at the hearing for the final order approving the Arrangement (the “Final Order”).

13. THIS COURT ORDERS that, if any amendments, modifications and/or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 12, above, would, if disclosed, reasonably be expected to affect a Senior Unsecured Noteholder’s, Convertible Debentureholder’s or Existing Shareholder’s decision to vote for or against the applicable Resolution, notice of such amendment, modification and/or supplement shall be distributed prior to the relevant Meeting by press release, newspaper advertisement, prepaid ordinary mail, e-mail or by the method most reasonably practicable in the circumstances, as the Applicants may determine, and that the Applicants shall provide notice of such amendment, modification or supplement to the Senior Unsecured Notes Trustee and the Convertible Debenture Trustee (collectively, the “Trustees”) by the method most reasonably practicable in the circumstances as the Applicants may determine.

Information Circular

14. THIS COURT ORDERS that the Applicants are authorized, subject to the Support Agreements, to make such amendments, revisions and/or supplements to the draft Information Circular as they may determine and the Information Circular, as so amended, revised and/or supplemented, shall be the Information Circular to be distributed in accordance with paragraphs 17 and 23 hereof.

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Adjournments and Postponements

15. THIS COURT ORDERS that the Applicants are authorized, if they deem advisable in consultation with the Initial Consenting Noteholders and Initial Consenting Debentureholder, and subject to the terms of the Support Agreements, to adjourn or postpone one or more of the Meetings on one or more occasions, without the necessity of first convening such Meetings or first obtaining any vote of the Senior Unsecured Noteholders, Convertible Debentureholders or Existing Shareholders, as applicable, respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as the Applicants may determine is appropriate in the circumstances.

16. THIS COURT ORDERS that any adjournment or postponement of one or more of the Meetings shall not have the effect of modifying the Record Date for persons entitled to receive notice of or vote at such Meetings. At any subsequent reconvening of an adjourned or postponed Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convened Meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent reconvening of such adjourned or postponed Meeting.

Notice of Debtholders’ Meetings and Debtholder Solicitation Process

17. THIS COURT ORDERS that, to effect notice of the Senior Unsecured Noteholders’ Meeting and the Convertible Debentureholders’ Meeting, the Applicants shall send the Information Circular (including the applicable Notice of Meeting, the Notice of Application and this Interim Order), as well as:

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a)

for Senior Unsecured Noteholders, a Senior Unsecured Noteholder proxy and voting information and election form (including any electronic version thereof for use by its Intermediary (as defined below) (the “Senior Unsecured Noteholder VIF”) (collectively, and together with the Information Circular and such amendments or additional documents as the Applicants may determine are necessary or desirable and not inconsistent with the terms of this Interim Order, the “Senior Unsecured Noteholder Meeting Package”), which Senior Unsecured Noteholder VIF shall provide instructions for how a beneficial Senior Unsecured Noteholder can instruct its Intermediary as to how to vote its Senior Unsecured Notes at the Senior Unsecured Noteholders’ Meeting (the “Senior Unsecured Noteholder Instructions”);

b)

for the Convertible Debentureholders, a Convertible Debentureholder proxy and voting information and election form (including any electronic version thereof for use by its Intermediary) (the “Convertible Debentureholder VIF”) (collectively, and together with the Information Circular and such amendments or additional documents as the Applicants may determine are necessary or desirable and not inconsistent with the terms of this Interim Order, the “Convertible Debentureholder Meeting Package”, and together with the Senior Unsecured Noteholder Meeting Package, the “Debtholder Meeting Packages”), which Convertible Debentureholder VIF shall provide instructions for how a beneficial Convertible Debentureholder can instruct its Intermediary as to how to vote its Convertible Debentures at the Convertible Debentureholders’ Meeting (the “Convertible Debentureholder Instructions”

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and, together with the Senior Unsecured Noteholder Instructions, the “Debtholder Instructions”),

in each case to Kingsdale Advisors (the “Proxy and Information Agent”) for distribution in accordance with this Interim Order. For the avoidance of doubt, all Debtholder Meeting Packages and all other communications or documents to be sent pursuant to this Interim Order shall be distributed by or on behalf of the Applicants.

18. THIS COURT ORDERS that, as soon as practicable after the Record Date, each of the Trustees shall request, and promptly upon receipt shall provide, or cause to be provided, to the Applicants and the Proxy and Information Agent a list showing the names and addresses of all persons who are participants (each, an “Intermediary”) holding Senior Unsecured Notes and/or Convertible Debentures in the clearing, settlement and depositary systems operated by DTC and/or CDS (as applicable) and the principal amount of Senior Unsecured Notes and/or Convertible Debentures held by each Intermediary as of the Record Date (the “Intermediaries Lists”).

19. THIS COURT ORDERS that, upon receipt by the Proxy and Information Agent of the Intermediaries Lists, the Proxy and Information Agent shall send a Senior Unsecured Noteholder Meeting Package to DTC and a Convertible Debentureholder Meeting Package to CDS, each of whom are the sole registered holders of the Senior Unsecured Notes and the Convertible Debentures, respectively, and shall, through the facilities of DTC, CDS, Broadridge Investor Communication Solutions, Canada, a subsidiary of Broadridge Financial Solutions, Inc. (“Broadridge”), and any other applicable proxy mailing service providers, provide, or cause to be provided, in a timely manner and in accordance with customary

11

practices, one Senior Unsecured Noteholder Meeting Package to each beneficial Senior Unsecured Noteholder and one Convertible Debentureholder Meeting Package to each beneficial Convertible Debentureholder that has an account (directly or indirectly through an agent or custodian) with the Intermediaries.

20. THIS COURT ORDERS that each Intermediary shall take any and all reasonable action required to assist any beneficial Senior Unsecured Noteholder and/or beneficial Convertible Debentureholder (each a “Beneficial Holder” and collectively, “Beneficial Holders”) which has an account (directly or through an agent or custodian) with such Intermediary in returning to the Intermediary its Senior Unsecured Noteholder Instructions or Convertible Debentureholder Instructions, as applicable, or such other documentation (or electronic instructions) as the Intermediary may customarily request from a Beneficial Holder for purposes of enabling it to vote at the applicable Meeting and to deliver its Debtholder Instructions.

21. THIS COURT ORDERS that concurrently with the mailing of the Debtholder Meeting Packages as contemplated in paragraph 19 above:

a)

DTC shall, in accordance with its customary procedures, cause to be delivered through the Intermediaries to each beneficial Senior Unsecured Noteholder information pertaining to an electronic version of the Senior Unsecured Noteholder VIF through a DTC bulletin and establish a voluntary corporate action pursuant to DTC’s Automated Tender Offer Program (“ATOP”) or any similar program which provides each beneficial Senior Unsecured Noteholder

12

with the opportunity to submit its Senior Unsecured Noteholder Instructions; and

b)

CDS shall, in accordance with its customary procedures, cause to be delivered through the Intermediaries to each beneficial Convertible Debentureholder information pertaining to an electronic version of the Convertible Debentureholder VIF through a CDS bulletin and establish a voluntary corporate action pursuant to CDS’ clearing and settlement system (“CDSX”) or any other similar program which provides each beneficial Convertible Debentureholder with the opportunity to submit its Convertible Debentureholder Instructions.

22. THIS COURT ORDERS that, as soon as practicable after receipt of the Debtholder Meeting Packages pursuant to paragraph 17 above, the Proxy and Information Agent shall send, or cause to be sent, by pre-paid ordinary or first-class mail, recognized courier service, e-mail or such other means as the Applicants may determine, in consultation with the Proxy and Information Agent, are reasonable in the circumstances, a Senior Unsecured Noteholder Meeting Package to the Senior Unsecured Notes Trustee and a Convertible Debentureholder Meeting Package to the Convertible Debenture Trustee, and Bellatrix shall post electronic copies of the Debtholder Meeting Packages on its website, all in accordance with this Interim Order.

Notice of Shareholders’ Meeting and Proxy Solicitation Process

23. THIS COURT ORDERS that, in order to effect notice of the Shareholders’ Meeting, the Applicants shall send the Information Circular (including the applicable Notice of Meeting, the Notice of Application and this Interim Order), the form of proxy and the Letter of

13

Transmittal, along with such amendments or additional documents as the Applicants may determine are necessary or desirable and not inconsistent with the terms of this Interim Order (collectively, the “Shareholder Meeting Packages”), to:

a)

the registered Existing Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Shareholders’ Meeting, excluding the date of sending and the date of the Shareholders’ Meeting, by one or more of the following methods:

i)

by pre-paid ordinary or first-class mail to the addresses of the Existing Shareholders as they appear on the books and records of Bellatrix, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of Bellatrix;

ii)	by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

iii)

by facsimile or electronic transmission to any Existing Shareholder, who is identified to the satisfaction of Bellatrix, who requests such transmission in writing and, if required by Bellatrix, who is prepared to pay the charges for such transmission;

b)	the non-registered beneficial Existing Shareholders by providing sufficient copies of the Shareholder Meeting Packages to Intermediaries (or their agents)

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in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators; and

c)

the respective directors and auditors of the Applicants, and to the Director, by delivery in person, by recognized courier service, by pre-paid ordinary mail, first-class mail, facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Shareholders’ Meeting;

and, for the avoidance of doubt, all Shareholder Meeting Packages and all other communications or documents to be sent pursuant to this Interim Order shall be distributed by or on behalf of the Applicants.

24. THIS COURT ORDERS that accidental failure or omission by the Applicants, the Proxy and Information Agent, DTC, CDS, Broadridge, any other applicable proxy mailing service providers, the Intermediaries, the Trustees or any other person referenced in this Interim Order to give notice of the Meetings or to distribute the Debtholder Meeting Packages or the Shareholder Meeting Packages to any person entitled by this Interim Order to receive notice or the applicable package, or any failure or omission to give such notice or deliver such package as a result of events beyond the reasonable control of the Applicants, or the non-receipt of such notice or non-delivery of such package shall not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at each of the Meetings. If any such failure or omission is brought to the attention of the Proxy and Information Agent or the Applicants, the Proxy and Information Agent and the Applicants shall use their reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

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25. THIS COURT ORDERS that in the event of a postal strike, lockout or event that prevents, delays, or otherwise interrupts mailing or delivery of the Debtholder Meeting Packages pursuant to paragraphs 17 to 22 of this Interim Order or the distribution of the Shareholder Meeting Packages pursuant to paragraph 23 of this Interim Order, the issuance of a press release containing the details of the date, time and place of the Meetings, steps that may be taken by Senior Unsecured Noteholders, Convertible Debentureholders and Existing Shareholders, as applicable, to deliver or transmit proxies, and that the Information Circular will be provided by electronic mail or by courier upon request made by a Senior Unsecured Noteholder, Convertible Debentureholder or Existing Shareholder, will be deemed good and sufficient service upon the Senior Unsecured Noteholders, Convertible Debentureholders and Existing Shareholders of the Debtholder Meeting Package and Shareholder Meeting Package, as applicable, and shall be deemed to satisfy the requirements of Section 135 of the CBCA and Sections 134 and 150 of the ABCA.

26. THIS COURT ORDERS that distribution of the Debtholder Meeting Packages pursuant to paragraphs 17 to 22 of this Interim Order and the distribution of the Shareholder Meeting Packages pursuant to paragraph 23 of this Interim Order shall constitute notice of the Meetings and the Record Date and good and sufficient service of the within Application upon the persons described in paragraphs 17 to 23 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Debtholder Meeting Packages or the Shareholder Meeting Packages or any portion thereof need be made, or notice given or other material served in respect of these proceedings, the Meetings and/or the Record Date to such persons or to any other persons (whether pursuant to the CBCA, ABCA or otherwise), except to the extent required by paragraph 13 above.

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Amendments to the Meetings Packages

27. THIS COURT ORDERS that, subject to the terms of the Support Agreements, the Applicants are hereby authorized to make such amendments, revisions or supplements to the Debtholder Meeting Packages and/or Shareholder Meeting Packages as the Applicants may determine are necessary or desirable and not inconsistent with the terms of this Interim Order (“Additional Information”), and that notice of such Additional Information may, subject to paragraph 13, be distributed in accordance with paragraphs 17 to 23, above, or by such other method most reasonably practicable in the circumstances, as the Applicants may determine.

Early Consent Consideration

28. THIS COURT ORDERS that in order to be treated as a Consenting Noteholder for the purposes of the Plan of Arrangement:

a)

beneficial Senior Unsecured Noteholders must submit to their Intermediaries on or prior to the Early Consent Date, or such earlier deadline as the Intermediaries may advise, their Senior Unsecured Noteholder Instructions (and their duly completed proxy or voting information and election form or other documentation or instructions as the Intermediary may customarily request from a beneficial Senior Unsecured Noteholder for purposes of properly obtaining its voting and early consent election instructions), to permit their respective Intermediary to duly complete and submit in a timely manner (i) to DTC through ATOP (or such other method as may be accepted by the Proxy and Information Agent and the Applicants) their early consent election and (ii) to the Proxy and Information Agent through a master proxy form (the “Master

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Proxy”), the beneficial Senior Unsecured Noteholder’s voting instructions by the Early Consent Date, and such Senior Unsecured Noteholder Instructions (and any applicable proxy or voting information form or other documentation or instructions as the Intermediaries request), must all instruct a vote in favour of the Senior Unsecured Noteholders’ Arrangement Resolution;

b)	beneficial Senior Unsecured Noteholders must not have withdrawn or changed their Senior Unsecured Noteholder Instructions prior to the Effective Date, and

c)

the respective Intermediary must take such steps and/or actions as are necessary or required to complete and submit the beneficial Senior Unsecured Noteholder’s voting and election instructions as provided to the Intermediary in accordance with subparagraph (a) to DTC through ATOP (or such other method as may be accepted by the Proxy and Information Agent and the Applicants) and deliver the Senior Unsecured Noteholder Instructions through a Master Proxy to the Proxy and Information Agent, in each case prior to the Early Consent Date, and the Intermediaries shall verify the holdings of the Senior Unsecured Notes as at the Early Consent Date of the beneficial Senior Unsecured Noteholders that submit their Senior Unsecured Noteholder Instructions in accordance with this paragraph 28 and shall provide such holdings information, together with a detailed registration report and Master Proxy of the Senior Unsecured Noteholder Instructions and all other applicable voting instructions received by such Intermediary to the Proxy and Information Agent by the Early Consent Date.

29. THIS COURT ORDERS that in order to be eligible to receive any Debentureholder Early Consent Consideration:

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a)

beneficial Convertible Debentureholders must submit to their Intermediaries on or prior to the Early Consent Date, or such earlier deadline as the Intermediaries may advise, their Convertible Debentureholder Instructions (and their duly completed proxy or voting information and election form or other documentation or instructions as the Intermediary may customarily request from a beneficial Convertible Debentureholder for purposes of properly obtaining its voting and election instructions) to permit their respective Intermediary to duly complete and submit in a timely manner to CDS through CDSX (or such other method as may be accepted by the Proxy and Information Agent and the Applicants), the beneficial Convertible Debentureholder’s voting and early consent election instructions by the Early Consent Date, and such Convertible Debentureholder Instructions (and any applicable proxy or voting information form or such other documentation or instructions as the Intermediaries request), must all instruct a vote in favour of the Convertible Debentureholders’ Arrangement Resolution;

b)	beneficial Convertible Debentureholders must not have withdrawn or changed their Convertible Debentureholder Instructions prior to the Effective Date, and

c)

the respective Intermediary must take such steps and/or actions as are necessary or required to complete and submit the beneficial Convertible Debentureholder’s voting and election instructions as provided to the Intermediary in accordance with subparagraph (a) to CDS through CDSX (or such other method as may be accepted by the Proxy and Information Agent and the Applicants) prior to the Early Consent Date,

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and the Intermediaries shall verify the holdings of the Convertible Debentures as at the Early Consent Date of the beneficial Convertible Debentureholders that submit their Convertible Debentureholder Noteholder Instructions in accordance with this paragraph 29 and shall provide such holdings information and all other applicable voting and election instructions received by such Intermediary to the Proxy and Information Agent by the Early Consent Date.

Voting by Proxies

30. THIS COURT ORDERS that the Applicants are authorized to use the forms of proxy and/or voting information and election forms, including the Senior Unsecured Noteholder VIF and Convertible Debentureholder VIF, along with, subject to the Support Agreements, such amendments and additional documents as the Applicants may determine are necessary or desirable and not inconsistent with the terms of this Interim Order. The Applicants are authorized, at their expense, to solicit proxies, directly or through their officers, directors or employees, and through the Proxy and Information Agent, Broadridge and such other agents or representatives as the Applicants may retain for that purpose, and by mail or such other forms of personal or electronic communication as they may determine. The Applicants may waive generally, in their discretion, the time limits set out in the Information Circular for the deposit or revocation of proxies and/or the delivery of completed proxies, as applicable, if the Applicants deem it advisable to do so.

31. THIS COURT ORDERS that if not otherwise cast in accordance with paragraphs 28 and 29 above, in order to cast a vote at the applicable Meeting, Beneficial Holders must submit to their respective Intermediary at or prior to 5:00p.m. (Toronto time) on May 21, 2019, or such later date as may be agreed by the Applicants, in consultation with the Initial Consenting

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Noteholders and the Initial Consenting Debentureholder in the event that the Meetings are postponed or adjourned (the “Voting Deadline”), or such earlier deadline as the Intermediary may advise the applicable Beneficial Holder, its duly completed proxy and/or voting information form, as applicable (or such other documentation or instructions as the Intermediary may customarily request from such Beneficial Holder for purposes of properly obtaining their voting instructions).

32. THIS COURT ORDERS that each Intermediary shall verify the holdings of Senior Unsecured Notes and Convertible Debentures, as applicable, of the Beneficial Holders that submit their Debtholder Instructions to such Intermediary pursuant to paragraphs 28 to 31 above, and shall provide such holdings information and voting instructions to the Proxy and Information Agent by the Voting Deadline.

33. THIS COURT ORDERS that in order to cast its vote at the Shareholders’ Meeting, the Existing Shareholders must submit, or cause to be submitted, to the Transfer Agent by the Voting Deadline, their duly completed proxies in accordance with the instructions contained therein. The Transfer Agent shall provide the proxies received from Existing Shareholders together with a summary thereof to the Proxy and Information Agent as soon as practicable following the Voting Deadline.

34. THIS COURT ORDERS that, notwithstanding paragraphs 32 and 33, the Applicants shall have the discretion to accept for voting purposes any duly completed proxy and/or voting information form, as applicable, submitted following the Voting Deadline but prior to the commencement of the applicable Meeting and the Applicants are hereby authorized to use reasonable discretion as to the adequacy of compliance with respect to the manner in which any

21

proxy and/or voting information form is completed and executed, or electronically submitted, and may waive strict compliance with the deadlines imposed in connection therewith.

35. THIS COURT ORDERS that, subject to the Support Agreements, Senior Unsecured Noteholders and Convertible Debentureholders shall be entitled to revoke their Debtholder Instructions as follows:

a)

if revoking Debtholder Instructions instructing a vote in favour of the Senior Unsecured Noteholders’ Arrangement Resolution such that the applicable Senior Unsecured Noteholder is eligible pursuant to paragraph 28 to be treated as a Consenting Noteholder for the purpose of the Plan of Arrangement, then a revocation will be deemed to be made upon such Beneficial Holder providing new instructions to such Beneficial Holder’s Intermediary at any time prior to the Early Consent Date, provided such Intermediary has then delivered such new instructions to DTC and/or the Proxy and Information Agent, as applicable, prior to the Early Consent Date in accordance with the process described in paragraph 28;

b)

if revoking Debtholder Instructions instructing a vote in favour of the Convertible Debentureholders’ Arrangement Resolution such that the applicable Convertible Debentureholder is eligible pursuant to paragraph 29 to receive Debentureholder Early Consent Consideration, then a revocation will be deemed to be made upon such Beneficial Holder providing new instructions to such Beneficial Holder’s Intermediary at any time prior to the Early Consent Date, provided such Intermediary has then delivered such new instructions to CDS

22

and/or the Proxy and Information Agent, as applicable, pnor to the Early Consent Date in accordance with the process described in paragraph 29; and

c)

if revoking any other Debtholder Instructions, a revocation will be deemed to be made upon (i) in respect of a change in vote by a Beneficial Holder, providing new instructions to such Beneficial Holder’s Intermediary, Broadridge or the Proxy and Information Agent, as applicable, at any time up to the Voting Deadline, which the Intermediary or Broadridge, as applicable, must then deliver to the Proxy and Information Agent prior to the Voting Deadline (or as soon as reasonably practicable thereafter); (ii) in respect of a withdrawal of a vote (meaning a switch to no vote made and no action taken) by a Beneficial Holder, a written statement from such Beneficial Holder indicating that it wishes to have its voting instructions revoked, which written statement must be received by the Proxy and Information Agent at any time up to the commencement of the applicable Meeting and which withdrawal shall be forwarded to the Applicants upon receipt; and (iii) in any other manner permitted by the Applicants, acting reasonably.

36. THIS COURT ORDERS that registered Shareholders shall be entitled to revoke their proxies (i) in accordance with subsections 148(4)(a) of the ABCA, or (ii) in any other manner permitted by law.

37. THIS COURT ORDERS that paragraphs 28 to 36 hereof, and the instructions contained in the proxies or voting information forms, as applicable, shall govern the submission of the applicable proxy or voting information form.

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Voting

38. THIS COURT ORDERS that the only persons entitled to vote in person or by proxy (i) on the Senior Unsecured Noteholders’ Arrangement Resolution, or such other business as may be properly brought before the Senior Unsecured Noteholders’ Meeting, shall be those Senior Unsecured Noteholders as at the Record Date, provided that beneficial Senior Unsecured Noteholders shall be deemed to transfer their rights to vote on the Senior Unsecured Noteholders’ Arrangement Resolution, attend the Senior Unsecured Noteholders’ Meeting and make the Senior Unsecured Noteholder Instructions associated with their Senior Unsecured Notes upon any transfer of beneficial ownership of such Senior Unsecured Notes to any transferee of such Senior Unsecured Notes on or prior to the Voting Deadline or such earlier date as its Intermediary may advise, (ii) on the Convertible Debentureholders’ Arrangement Resolution, or such other business as may be properly brought before the Convertible Debentureholders’ Meeting, shall be those Convertible Debentureholders as at the Record Date, provided that beneficial Convertible Debentureholders shall be deemed to transfer their rights to vote on the Convertible Debentureholders’ Arrangement Resolution and to attend the Convertible Debentureholders’ Meeting associated with their Convertible Debentures upon the transfer of beneficial ownership of such Convertible Debentures to any transferee of such Convertible Debentures on or prior to the Voting Deadline or such earlier date as its Intermediary may advise, and (iii) on the Shareholders’ Resolutions, or such other business as may be properly brought before the Shareholders’ Meeting, shall be the Existing Shareholders as at the Record Date. Subject to paragraph 34, illegible votes, spoiled votes, defective votes and abstentions in respect of any ballot(s) conducted at the applicable Meeting shall be deemed

24

to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the applicable Resolution.

39. THIS COURT ORDERS that votes shall be taken at the Senior Unsecured Noteholders’ Meeting in respect of the Senior Unsecured Noteholders’ Arrangement Resolution and any other items of business affecting the Applicants properly brought before such Meeting on the basis of one vote per US$1,000 of principal amount of Senior Unsecured Notes held by the applicable Senior Unsecured Noteholder as at the Record Date.

40. THIS COURT ORDERS that votes shall be taken at the Convertible Debentureholders’ Meeting in respect of the Convertible Debentureholders’ Arrangement Resolution and any other items of business affecting the Applicants properly brought before such Meeting on the basis of one vote per $1,000 of principal amount of Convertible Debentures held by the applicable Convertible Debentureholder as at the Record Date.

41. THIS COURT ORDERS that votes shall be taken at the Shareholders’ Meeting in respect of the Shareholders’ Resolutions and in respect of matters properly brought before the Shareholders’ Meeting on the basis of one vote per Common Share outstanding as at the Record Date.

42. THIS COURT ORDERS that in order for the Plan of Arrangement to be considered to have been approved at each Meeting, subject to further Order of this Court, (i) the Senior Unsecured Noteholders’ Arrangement Resolution must be passed, with or without variation, at the Senior Unsecured Noteholders’ Meeting by an affirmative vote of at least two-thirds (66 2⁄3%) of the votes cast in respect of the Senior Unsecured Noteholders’ Arrangement Resolution at the Senior Unsecured Noteholders’ Meeting in person or by proxy by the Senior

25

Unsecured Noteholders, (ii) the Convertible Debentureholders’ Arrangement Resolution must be passed, with or without variation, at the Convertible Debentureholders’ Meeting by an affirmative vote of at least two-thirds (66 2⁄3%) of the votes cast in respect of the Convertible Debentureholders’ Arrangement Resolution at the Convertible Debentureholders’ Meeting in person or by proxy by the Convertible Debentureholders, and (iii) the Shareholders’ Arrangement Resolution must be passed, with or without variation, at the Shareholders’ Meeting by an affirmative vote of at least two-thirds (66 2⁄3%) of the votes cast in respect of the Shareholders’ Arrangement Resolution at the Shareholders’ Meeting in person or by proxy by the Existing Shareholders; provided, however, that nothing herein shall restrict the Applicants from seeking approval by the Court of the Final Order in the event that the Shareholders’ Arrangement Resolution is not passed in accordance with this paragraph 42. The votes set out in subparagraphs (i) and (ii) above shall be sufficient to authorize the Applicants, the Proxy and Information Agent and the Trustees to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Information Circular, as it may be amended, revised and/or supplemented pursuant to the terms of this Interim Order or further Order of the Court, without the necessity of any further approval by the Senior Unsecured Noteholders, Convertible Debentureholders and Existing Shareholders, subject only to final approval of the Arrangement by this Court and the satisfaction or waiver of the conditions to the Plan of Arrangement pursuant to its terms.

Hearing of Application for Approval of the Arrangement

43. THIS COURT ORDERS that following the Meetings the Applicants may apply to this Court for final approval of the Arrangement (the “Final Order Application”); provided that

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notwithstanding the foregoing, the Applicants shall not be required to hold the Shareholders’ Meeting in order to seek final approval of the Arrangement at the Final Order Application.

44. THIS COURT ORDERS that, promptly following the granting of this Interim Order, the Applicants shall issue a press release concerning the granting of the Interim Order and the anticipated Final Order Application.

45. THIS COURT ORDERS that the (i) distribution of the Notice of Application and the Interim Order in the Information Circular, when sent in accordance with paragraphs 17 to 23, and (ii) the additional actions described in paragraph 44 above, shall constitute good and sufficient service of the Notice of Application, this Interim Order and the Final Order Application on all interested persons and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 46 below.

46. THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for the Applicants as soon as reasonably practicable, and, in any event, no less than four (4) days before the hearing of the Final Order Application at the following addresses:

Goodmans LLP

Bay Adelaide Centre

333 Bay Street, Suite 3400

Toronto, ON M5H 2S7

Attention:     Robert J. Chadwick and Caroline Descours

Email:           rchadwick@goodmans.ca I cdescours@goodmans.ca

with a copy to the service list in these proceedings.

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47. THIS COURT ORDERS that, subject to further order of this Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

i)	the Applicants;

ii)	the Director;

iii)	the Senior Unsecured Noteholders;

iv)	the Convertible Debentureholders;

v)	the Trustees;

vi)	the Existing Shareholders;

vii)	the administrative agent and the lenders under the First Lien Credit Facilities (the “First Lien Lenders”);

viii)	the administrative agent and the holders of the Existing Second Lien Notes (the “Existing Second Lien Noteholders”);

ix)	any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure; and

x)

their respective legal counsel, including for certainty, counsel for the Initial Consenting Noteholders, counsel for the Initial Consenting Debentureholder, counsel for the Existing Second Lien Noteholders, counsel for the First Lien Lenders and counsel for the Trustees.

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48. THIS COURT ORDERS that any materials to be filed by the Applicants in support of the Final Order Application may be filed up to one day prior to the hearing of the Final Order Application without further order of this Court.

49. THIS COURT ORDERS that in the event the Final Order Application does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons on the service list in this proceeding or who served and filed a Notice of Appearance in accordance with paragraph 46 shall be entitled to be given notice of the adjourned date.

Stay of Proceedings

50. THIS COURT ORDERS that, from 12:01 a.m. (Toronto time) on the date of this Interim Order, until and including the earlier of (a) the Effective Date, and (b) the date these CBCA proceedings are terminated, no right, remedy or proceeding, including, without limitation, any right to terminate, demand, accelerate, set off, amend, declare in default or take any other action under or in connection with any loan, note, commitment, contract or other agreement, at law or under contract, may be exercised, commenced or proceeded with by: (i) any of the Senior Unsecured Noteholders; (ii) any of the Convertible Debentureholders; (iii) any of the Existing Second Lien Noteholders; (iv) any administrative agent, collateral agent, indenture trustee or similar person in respect of the Senior Unsecured Notes, the Convertible Debentures and/or the Existing Second Lien Notes; or (v) any other person party to or a beneficiary of any other loan, note, commitment, contract or other agreement with any of the Applicants, other than the First Lien Lenders, against or in respect of the Applicants or any of the present or future property, assets, rights or undertakings of the Applicants, of any nature in any location, whether held directly or indirectly by the Applicants, by reason or as a result of:

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a)	any of the Applicants having made an application to this Court pursuant to Section 192 of the CBCA;

b)	any of the Applicants being a party to or involved in this proceeding, any ancillary proceedings or the Arrangement;

c)	any of the Applicants taking any steps contemplated by or related to these proceedings or the Arrangement;

d)	the non-payment of interest and/or any other amounts due and payable in respect of the Senior Unsecured Notes and/or the Convertible Debentures; or

e)

any default or cross-default arising under any agreement to which the Company is a party, including, without limitation, the Senior Unsecured Notes Indenture, the Convertible Debenture Indenture, the First Lien Credit Agreement and the Existing Second Lien Note Purchase Agreement, arising as a result of any circumstance listed above, in each case except with the prior written consent of the Applicants or leave of this Court.

51. THIS COURT ORDERS that, in the event of any termination of the Support Agreements in accordance with their respective terms, such termination shall be effective notwithstanding the stay of proceedings contained in paragraph 50 above. In the event of any termination of the Noteholder Support Agreement pursuant to its terms, the stay of proceedings contained in paragraph 50 above shall expire 14 days following the date on which such Noteholder Support Agreement is terminated, unless otherwise agreed to in writing by the

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Initial Consenting Noteholders and the Applicants, or otherwise extended by further Order of the Court.

52. THIS COURT ORDERS that, unless otherwise agreed to by each of the First Lien Lenders and the Existing Second Lien Noteholders, respectively, the First Lien Lenders and the Existing Second Lien Noteholders shall be treated as unaffected by the Arrangement, the Plan of Arrangement and the Final Order in the within proceedings.

Stay Comeback Hearing

53. THIS COURT ORDERS that any interested party that wishes to amend or vary paragraph 50 of this Interim Order shall be entitled to bring a motion before this Court on seven business days’ notice to the Applicants and any other party or parties likely to be affected by the order to be sought by such interested party.

Trustees

54. THIS COURT ORDERS that the Trustees are authorized and directed to take all such actions as set out in this Interim Order and each of the Trustees shall incur no liability as a result of carrying out the provisions of this Interim Order and the taking of all actions incidental hereto, save and except for any gross negligence or wilful misconduct on its part.

Variance

55. THIS COURT ORDERS that, subject to the terms of the Support Agreements, the Applicants shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Court may direct.

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Precedence

56. THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Senior Unsecured Notes, the Convertible Debentures, the Existing Second Lien Notes, Information Circular, the provisions of the ABCA, the provisions of the CBCA or any of the articles or by-laws of the Applicants, this Interim Order shall govern.

E-Service Protocol

57. THIS COURT ORDERS that the E-Service Guide of the Commercial List (the “Guide”) is approved and adopted by reference herein and, in this proceeding, the service of documents made in accordance with the Guide (which can be found on the Commercial List website at http://www.ontariocourts.calscj/practice/practice-directions/toronto/eservice- commercial/) shall be valid and effective service. Subject to Rule 17.05, this Interim Order shall constitute an order for substituted service pursuant to Rule 16.04 of the Rules of Civil Procedure. Subject to Rule 3.01(d) of the Rules of Civil Procedure and paragraph 13 of the Guide, service of documents in accordance with the Guide will be effective on transmission.

58. THIS COURT ORDERS that if the service or distribution of documents in accordance with the Guide is not practicable, the Applicants are at liberty to serve or distribute this Interim Order, any other materials and orders in these proceedings, any notices or other correspondence, by forwarding true copies thereof by prepaid ordinary mail, courier, personal delivery or facsimile transmission to interested parties at their respective addresses as last shown on the records of the Applicants and that any such service or distribution by courier, personal delivery or facsimile transmission shall be deemed to be received on the next business

32

day following the date of forwarding thereof, or if sent by ordinary mail, on the third business day after mailing.

59. THIS COURT ORDERS that the Applicants and their respective counsel are at liberty to serve or distribute this Interim Order, any other materials and orders as may be reasonably required in these proceedings, including any notices, or other correspondence, by forwarding true copies thereof by electronic message to interested parties and their advisors, as applicable. For greater certainty, any such distribution or service shall be deemed to be in satisfaction of a legal or juridical obligation, and notice requirements within the meaning of clause 3(c) of the Electronic Commerce Protection Regulations, Reg. 81000-2-175 (SORJDORS).

Foreign Proceeding

60. THIS COURT ORDERS that, subject to the Support Agreements, the Applicants or either of them are hereby authorized and empowered, but not required, to act as the foreign representative (the “Foreign Representative”) in respect of the within proceedings for the purpose of having these proceedings recognized and approved in a jurisdiction outside of Canada.

61. THIS COURT ORDERS that the Foreign Representative is hereby authorized to apply for foreign recognition and approval of these proceedings, as necessary, in any jurisdiction outside of Canada, including in the United States pursuant to chapter 15 of title 11 of the United States Code, 11 U.S.C. §§ 101-1532.

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Extra-Territorial Assistance

62. THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Court in carrying out the terms of this Interim Order.

ENTERED AT / INSCRIT A TORONTO ON / BOOK NO: LE: / DANS LE REGISTRE NO:

APR 16 2019

PEA I PAR: RW

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IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3)OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF BELLATRIX EXPLORATION LTD. AND 11260049 CANADA LIMITED

Court File No. CV-19-618131-00CL

ONTARIO SUPERIOR COURT OF JUSTICE- COMMERCIAL LIST Proceeding commenced at Toronto

INTERIM ORDER

GOODMANS LLP

Barristers & Solicitors

333 Bay Street, Suite 3400

Toronto, Canada M5H 2S7

Robert J. Chadwick LSO#: 35165K             rchadwick@goodmans.ca

Caroline Descours LSO#: 58251A cdescours@goodmans.ca

Andrew Harmes LSO#: 73221A

aharmes@goodmans.ca

Tel: (416) 979-2211

Fax: (416) 979-1234

Lawyers for the Applicants

6894680

APPENDIX M

MAJORITY VOTING POLICY

BOARD OF DIRECTORS

Nominees for election to the Board of Directors (the “Board”) of Bellatrix Exploration Ltd. (“Bellatrix”) will be asked annually to subscribe in writing to this Policy before their names are put forward by the Board.

Forms of proxy for the vote at shareholders’ meetings where directors are to be elected will enable shareholders to vote “for”, or to “withhold” from voting, separately for each nominee. At the shareholders’ meeting, the chairman of the meeting will call for a vote by ballot on the election of directors. The scrutineers will record with respect to each nominee the number of votes cast “for” or “withheld” from a nominee, such numbers to be adjusted if required in accordance with the share provisions, by-laws, policies and procedures of Bellatrix.

This policy applies only to uncontested elections. An “uncontested election” means any election of directors where the election does not involve the circulation of proxy material required by applicable securities legislation in support of one or more nominees who are not part of the slate supported by the Board.

In an uncontested election, any nominee for director who receives a greater number of votes “withheld” from his or her election than votes “for” his or her election (a “majority withhold vote”) shall tender his or her resignation for consideration by the Board to the Chairman of the Compensation and Governance Committee promptly following certification of the shareholder vote. If the Chairman of the Compensation and Governance Committee received a majority withhold vote, then he or she shall tender his or her resignation to the Chairman of Bellatrix.

The Compensation and Governance Committee will promptly consider the tendered resignation and recommend to the Board whether to accept or reject it. In determining whether to recommend acceptance or rejection of the tendered resignation, the Compensation and Governance Committee will consider all factors it deems relevant including, without limitation:

(a)

the reasons, if known, why shareholders “withheld” or were requested to “withhold” votes from the director. In particular, the Compensation and Governance Committee will consider if shareholders “withheld” or were requested to “withhold” votes from the director for reasons other than the qualifications or individual actions of the director;

(b)	the director’s length of service and qualifications;

(c)	the director’s share ownership;

(d)	the director’s contributions to Bellatrix;

(e)	the current mix of skills and attributes of the directors on the Board;

(f)	the impact with respect to covenants in agreements or plans; and

(g)	legal requirements, policies or guidelines (regulatory, securities or corporate laws, or stock exchange rules) for director numbers and qualifications.

The Board will consider the Compensation and Governance Committee’s recommendation not later than 90 days following the date of the shareholders’ meeting at which the election occurred. The Board will accept the tendered resignation except in exceptional circumstances. In deciding whether to accept or reject the tendered resignation, the Board will consider the factors considered by the Compensation and Governance Committee and any additional information and factors the Board believes to be relevant.

Promptly following the Board’s decision, Bellatrix will disclose that decision, including an explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation, in a

M-1

press release. A copy of the news release will be provided to the Toronto Stock Exchange. If the Board decides to accept the director’s resignation, the Compensation and Governance Committee will recommend to the Board whether to fill the resulting vacancy or to continue with the reduced size of the Board.

Any director who tenders his or her resignation pursuant to this Policy will not participate in the Compensation and Governance Committee recommendation or the Board consideration whether to accept or reject the tendered resignation. If a majority of the members of the Compensation and Governance Committee received a majority withhold vote at the same election, then the directors who did not receive a majority withhold vote will appoint a Board committee among themselves solely for the purpose of considering the tendered resignations and such special committee will recommend to the Board whether to accept or reject them within the 90 day period. If there are not at least three directors who did not receive a majority withheld vote, then all directors shall participate in any decision to accept the resignations. Except as set forth in this paragraph, a director who tenders his or her resignation pursuant to this Policy will continue to participate in all meetings of the Board and any applicable committees of the Board on which such director serves until such time, if applicable, as the Board decides to accept the director’s tendered resignation. The tendered resignation will become effective when accepted by the Board.

In the event that any director who received a majority withhold vote does not tender his or her resignation in accordance with this Policy, he or she shall not be re-nominated by the Board and shall not be entitled to any benefits (financial or otherwise) of a director or past director of Bellatrix.

The Board and the Compensation and Governance Committee may adopt such procedures as it sees fit to assist in its determinations under this Policy.

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APPENDIX N

BOARD MANDATE

GENERAL

The Board of Directors (the “Board”) of Bellatrix Exploration Ltd. (the “Corporation” or “Bellatrix”) is responsible for the stewardship of the Corporation. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Bellatrix. In general terms, the Board will:

•	in consultation with the chief executive officer of the Corporation (the “CEO”), define the principal objectives of Bellatrix;

•	supervise the management of the business and affairs of Bellatrix with the goal of achieving Bellatrix’s principal objectives as developed in association with the CEO;

•	discharge the duties imposed on the Board by applicable laws; and

•	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

SPECIFIC

Executive Team Responsibility

•	Appoint the CEO and senior officers, approve their compensation, and monitor the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

•	In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management’s responsibilities.

•	Establish processes as required that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

•	Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

•	Annual review and adoption of a strategic planning process and approval of Bellatrix’s strategic plan, which takes into account, among other things, the opportunities and risks of the business.

•	Establish or cause to be established systems to identify the principal risks to Bellatrix and that the best practical procedures are in place to monitor and mitigate the risks.

•	Establish or cause to be established processes to address applicable regulatory, corporate, securities and other compliance matters.

•	Establish or cause to be established an adequate system of internal control.

•	Establish or cause to be established due diligence processes and appropriate controls with respect to applicable certification requirements regarding Bellatrix’s financial and other disclosure.

•	Review and approve Bellatrix’s financial statements and oversee Bellatrix’s compliance with applicable audit, accounting and reporting requirements.

•	Approve annual operating and capital budgets.

•	Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets.

•	Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

•

Establish a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

•	Approve a Business Conduct & Ethics Practice for directors, officers and employees and monitor compliance with the Practice and approve any waivers of the Practice for officers and directors.

•

To the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Corporation and that the CEO and other executive officers create a culture of integrity throughout Bellatrix.

Board Process/Effectiveness

•

Attempt to ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

•

Engage in the process of determining Board member qualifications with the Corporate Governance Committee including ensuring that (i) a majority of directors qualify as independent for purposes of (A) National Instrument 58-101 Disclosure of Corporate Governance Practices and (B) the rules of the Toronto Stock Exchange, (ii) the appropriate number of independent directors are on each committee of the Board as required under applicable securities laws, rules and requirements and under applicable stock exchange rules and requirements (including for greater certainty, without limitation, the rules of the Toronto Stock Exchange), and (iii) the members of the Board and each committee of the Board meet such other qualification requirements as may be set forth in applicable securities laws, rules and requirements and applicable stock exchange rules and requirements (including for greater certainty, without limitation, the rules of the Toronto Stock Exchange).

•	Based on the recommendations of the Compensation and Governance Committee, the Board shall annually make a determination as to the independence of each member of the Board.

•	Based on the recommendations of the Compensation and Governance Committee of the Board approve the nomination of directors.

•	Provide a comprehensive orientation to each new director.

•	Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

•	Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

•	Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

•	Review and reassess the adequacy of the mandate of the committees of the Board on a regular basis, but not less frequently than on an annual basis.

•	Review the adequacy and form of the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

Each member of the Board is expected to understand the nature and operations of Bellatrix’s business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which Bellatrix operates, or is contemplating potential operations.

The Board shall at a minimum meet quarterly. Independent directors shall meet regularly and as often as necessary to fulfill their responsibilities, and in no case less frequently than quarterly, without non independent directors and management participation. An independent director must preside over each meeting of the independent directors, although the same director is not required to preside at all such meetings.

The Board may retain persons having special expertise and may obtain independent professional advice to assist it in fulfilling its responsibilities at the expense of the Corporation, as determined by the Board.

In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation’s By Laws, applicable policies and practices and other statutory and regulatory obligations, such as issuance of securities, etc., is expected.

DELEGATION

•	The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

•

Subject to terms of the Disclosure, Confidentiality and Trading Policy and other policies and procedures of Bellatrix, the Chairman of the Board will act as a liaison between stakeholders of Bellatrix and the Board (including independent members of the Board).

Any questions and requests for assistance may be directed to our Proxy and

Information Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleadvisors.co m

North American Toll Free Phone:

1-866-581-0506

Email: contactus@kingsdaleadvisors.com Facsimile:

416-867-2271

Toll Free Facsimile: 1-866-229-8874

Outside North America, Banks and Brokers Call Collect: 416-867-2272